
03022632

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Electric Holdings Ltd

*CURRENT ADDRESS Hong Kong Electric Centre
44 Kennedy Road
Hong Kong

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 4086 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE: 6/6/03

03 JUN -2 AM 7:21



HK Economic Times (經濟)

- 9 MAR 2001

Hongkong Electric Holdings Limited
香港電燈集團有限公司

（於香港註冊成立之有限公司）

截至十二月三十一日止經審核業績概要

	二零零零 （港幣百萬元計）	一九九九 （港幣百萬元計）
營業額	10,643	9,690
直接成本	(3,528)	(3,406)
	7,115	6,284
其他收入	728	396
其他營運成本	(472)	(403)
其他投資減值準備	(84)	(84)
財務成本	(939)	(648)
經營溢利	6,348	5,545
所佔聯營公司之損益	(2)	3
除稅前溢利	6,346	5,548
稅項	(637)	(496)
除稅後溢利	5,709	5,052
管制計劃調撥（入）／自：		
發展基金	(160)	251
減費儲備	(14)	(17)
	(174)	234
股東應得溢利	5,535	5,286
股息	(3,233)	(3,088)
本年度保留溢利	2,302	2,198
本年度保留溢利如下：		
本公司及附屬公司	2,302	2,198
聯營公司	—	—
	2,302	2,198
每股溢利	$2.62	$2.58
每股股息	$1.515	$1.4875

附註：

（一） 香港利得稅乃按照估計應課稅溢利以稅率百分之十六計算（一九九九年為百分之十六）。

（二） 二零零零年每股盈利乃根據本年已發行股份之加權平均數2,112,390,455股而計算（一九九九年為2,048,736,210股）。

（三） 利息收入於二零零零年歸類為其他收入。截至一九九九年十二月三十一日止之營業額及其他收入之比較數字，曾作適當調整，以符合本年度在賬項表達形式上之需要。

（四） 以上所列之年度業績是摘錄自經審核之財務報表。一份詳細經審核之財務報表載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第四十五（一）至（三）段所規定的所有資料將於稍後時間在本公司之網頁（www.hec.com.hk）和聯交所之網頁（www.hkex.com.hk）登載。

（五） 核數師已於二零零一年三月八日的報告中，表明對該等財務報表並無保留意見。

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份。

暫停過戶登記

自二零零一年五月三日星期四至二零零一年五月十日星期四，首尾兩天包括在內，暫停辦理股票過戶登記工作。凡擬獲派末期股息者，務須於二零零一年五月二日星期三下午四時前，連同有關股票向股權登記處辦理股票過戶手續。

董事局主席報告

二零零零年對香港電燈集團是意義重大的一年，標誌集團踏入業務擴展的新年代。年內，集團獲香港特別行政區政府批准，進行總發電量為一千八百兆瓦規範的南丫發電廠擴建工程。此外，集團之主要海外投資項目亦完成首年運作。

業績

集團截至二零零零年十二月三十一日止年度經審核之除稅及管制計劃調撥後綜合溢利為港幣五十五億三千五百萬元，較上年度之港幣五十二億八千六百萬元增加百分之四點七。

末期息

董事局將建議派發末期息每股九角七點五分，連同中期股息每股五角四分，全年之股息為每股港幣一元五角一點五分（一九九九年每股股息一元四角八點七五分）。

香港業務營運

於二零零零年，集團在香港經營之業務，繼續以提高效率、可靠程度和客戶服務質素為宗旨。連續五年，公司在電力供應可靠程度方面取得百分之九十九點九九九之佳績。年內，集團雖然面對「千年蟲」問題，但仍取得以上的顯著成績，足以見證公司不斷在人材、系統和設備作出投資的成果。

期間本公司進一步提升輸電和配電系統之運作。而配電及分區電力站的總數亦增加至三千三百九十一個。新採用的聯合式燃煤處理系統更改善卸煤速度。公司亦完成將控制系統改為數碼模式，此將進一步加強系統的可靠程度和維修上的便利。

集團致力提高服務質素，利用最新的科技，包括無線上網等技術，使客戶可享有更快捷和個人化的服務。加上高度可靠的供電服務，公司在年內接獲的客戶表揚信件上升百分之四十，達八百七十九封。

先進科技亦令公司得以透過減省員工人數及加強對營運的監控，從而不斷減低開支及提高生產力。

基於以上努力所取得的成效，公司方能將二零零一年必須調整的電費增幅制定在百分之四點八七的水平，且毋需對低用量客戶增收電費。

南丫擴建

政府於二零零零年五月批准之財務計劃對香港電燈有限公司（港燈）客戶及公司長遠發展均至為重要。此計劃覆蓋之年期至二零零四年，其中包括南丫發電廠擴建工程。公司今年的營運數據亦支持財務計劃所做的預測，顯示擴建的首期三百兆瓦發電設施最遲需於二零零四年投產。世界其他地區的經驗顯示，倘未能及時增加所需的發電量，不單大幅削弱供電的可靠程度，同時亦增加客戶的負擔，甚至嚴重影響商業的經營。集團承諾以可靠的供電系統，全力確保香港作為主要金融及服務中心的地位。擴建計劃開展順利，且公司已與政府達成合理的審查機制，以確保新添發電量符合需求增長。

海外業務

一九九九年底，集團與長江基建集團有限公司完成南澳洲省 ETSA Utilities 為期二百年之配電業務經營權的收購交易，雙方各佔五成權益。二零零零年九月，再在毗鄰的維多利亞省作出同類投資。雙方合共以港幣二十三億一千五百萬元聯合收購 Powercor Australia Limited。

以上收購項目之優質資產及其經營環境，可為公司提供穩定的盈利增長。澳洲業務之首年營運成績令人非常鼓舞。公司正在研究 ETSA 和 Powercor 兩個電力系統之間潛在的協同效應。兩者業務之實際表現已超越公司最初的預測。

集團亦取得中國海洋石油有限公司價值一億美元之上市前權益。而中國海洋石油有限公司最近已在香港和紐約上市。此外，集團並進一步發展與中國海洋石油有限公司的關係，獲分配計劃中的深圳液化天然氣站百分之三的股本權益，該天然氣站將為集團擴建電廠之主要燃氣供應商。唯有關發展條款須待各方同意。

展望

隨著香港經濟持續復甦，展望二零零一年，電力銷售將進一步增加，為集團提供穩定的盈利增長。

集團將繼續積極尋求海外之合適投資機會，以重點投資海外為目標，在已建立的技術專長上，配合穩健的財務基礎、優良的信貸評級和雄厚的流動現金，為集團帶來進一步的發展。

本人深信二零零一年將為集團海外業務之新增長年代。集團之未來前景十分良好。

人事

董事局已接納李澤楷先生在年內的離任。本人謹代表董事局及股東對李先生所作之寶貴貢獻致以謝意。本人亦藉此機會，向集團所有員工致以謝意，感謝他們努力不懈和衷誠工作，使新千禧年有一個令人振奮的開始。

主席
霍建寧

香港，二零零一年三月八日

股東週年大會通告

茲定於二零零一年五月十日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

（一） 省覽本公司截至二零零零年十二月三十一日止年結及董事局與核數師報告書。

（二） 宣派末期股息。

（三） 重選退任董事。

（四） 聘任核數師及授權董事局議定其酬金。

作為特別事項

（五） 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

（甲） 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

（乙） 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（六） 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

（甲） 在下文（乙）段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

（乙） 本公司依照上文（甲）段之批准可購回股份之數量不得超過本公司於本決議案

（丙） 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（七） 考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

（八） 考慮及認為適當時，通過下列決議案為特別決議案：

「動議批准及採納已提呈大會並由本公司主席簽署以資鑑別之印刷文件所載之組織章程細則，作為本公司之組織章程細則，以取代本公司全部現有細則。」

承董事局命
公司秘書
黃莉華

香港，二零零一年三月八日

附註：

（一） 有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港北角城市花園道二十八號港燈中心。

（二） 本公司將由二零零一年五月三日星期四至二零零一年五月十日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零一年五月二日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

（三） 就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

（四） 就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則之要求詳載建議購回股份之說明文件，將連同年報另函寄予各股東。

（五） 上述第八項議程之議案乃徵求股東批准及採納經修訂組織章程細則。該等經修訂之組織章程

82-40826

03 JUN -2 AM 7:21



- 9 MAR 2001 SCMP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

SUMMARY OF AUDITED RESULTS FOR THE YEAR ENDED 31ST DECEMBER

	2000 (HK$ Million)	1999 (HK$ Million)
Turnover	10,643	9,690
Direct costs	(3,528)	(3,406)
	7,115	6,284
Other revenue	728	396
Other operating costs	(472)	(403)
Provision for impairment loss in Other Investments	(84)	(84)
Finance costs	(939)	(648)
Operating profit	6,348	5,545
Share of results of associates	(2)	3
Profit before taxation	6,346	5,548
Taxation	(637)	(496)
Profit after taxation	5,709	5,052
Scheme of Control transfers (To)/From:		
Development Fund	(160)	251
Rate Reduction Reserve	(14)	(17)
	(174)	234
Profit attributable to shareholders	5,535	5,286
Dividends	(3,233)	(3,088)
Retained profit for the year	2,302	2,198
Profit for the year retained by:		
The Company and its subsidiaries	2,302	2,198
Associates	—	—
	2,302	2,198
Earnings per share	$2.62	$2.58
Dividends per share	$1.515	$1.4875

Notes:

(1) Hong Kong Profits Tax has been provided at the rate of 16% (1999 — 16%) on estimated assessable profits.

(2) 2000 earnings per share calculation is based on the weighted average number of 2,112,390,455 shares in issue during the year (1999 — 2,048,736,210 shares).

(3) Interest income has been classified as other revenue in 2000. Comparative figures of turnover and other revenues for the year ended 31st December 1999 have also been reclassified to conform to the current year's presentation.

(4) The annual results set out above are the extracts from the audited financial statements. A full set of audited financial statements containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be available on both the Company's website (www.heh.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

(5) The auditors have expressed an unqualified opinion on those financial statements in their report dated 8th March 2001.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year.

Book Closure

The Register of Members will be closed from Thursday, 3rd May 2001 to Thursday, 10th May 2001 both days inclusive. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, should be lodged with the Registrars by 4:00 p.m. on Wednesday, 2nd May 2001.

CHAIRMAN'S STATEMENT

2000 was a significant year for the Hongkong Electric Group marking a new era of expansion. We received approval from the Hong Kong SAR Government to proceed with the planned 1,800 MW extension of the Lamma Power Station and completed our first full year as a major investor overseas.

Results

The Group's audited consolidated profit, after tax and Scheme of Control (SOC) transfers, for the year ended 31st December 2000 was HK$5,535 million, an increase of 4.7% over the previous year's HK$5,286 million.

Final Dividend

The Directors will recommend a final dividend of 97.5 cents per share. This, together with the interim dividend of 54 cents per share, will give a total dividend of HK$1.515 per share for the year (1999: HK$1.4875 per share).

Hong Kong Operations

2000 was again characterized by rising levels of efficiency, dependability and customer service in our Hong Kong operations. For the fifth year in a row, we achieved a reliability of supply of 99.999%, a statistic more significant this year in light of fears that the Y2K issue could cause particular difficulties for our industry. This achievement is a testament to our continued investment in people, systems and equipment.

The transmission and distribution system was further upgraded, the number of distribution and zone substations rising to 3,391. The new integrated coal handling system improved loading rates. We completed the conversion of our control systems to digital format, which will further enhance reliability and ease of maintenance.

The Group's efforts to raise service quality through the use of the latest technology, including the wireless internet, to increase speed of response and personalization coupled with our dependable power supply contributed to the 40% rise in unsolicited *customer commendations to 879.*

These technologies are also allowing us to increase productivity by continuously reducing costs, through lower staffing levels and an ability to monitor operations more closely.

These efficiencies contributed greatly towards our being able to limit the necessary tariff increase for 2001 to 4.87% and to avoid any increase at all for low-usage customers.

Lamma Extension

The approval granted in May 2000 by Government of our Financial Plan covering the period through to 2004, which includes the Lamma Power Station extension, is of great significance for our customers and our long term future. Our operational results this year lend support to the projections we made indicating that Hong Kong needs the additional 300 MW capacity of the extension's first phase to be operational in 2004 at the latest. As other parts of the world are experiencing, failure to add required capacity in a timely manner can greatly reduce reliability of supply while increasing the cost to the consumer, and sometimes causing major disruptions to business. The Group is totally committed to ensuring that Hong Kong's status as a major financial and service centre is fully supported by a reliable power system. The project has made a good start and sensible checks and balances have been agreed with Government to ensure that new generating capacity comes on stream in line with demand growth.

Overseas Business

At the end of 1999, we successfully completed the acquisition of the electricity distribution assets of ETSA Utilities in the State of South Australia under a 200 year lease, in equal partnership with Cheung Kong Infrastructure Holdings Limited. In September 2000 we made a similar investment in the neighboring State of Victoria, jointly acquiring Powercor Australia Limited for A$2,315 million.

Through these investments, we have acquired quality assets in an environment that promises steady revenue growth. The first year of operations in Australia has been very encouraging, and we are examining potential synergies between the neighboring ETSA and Powercor systems. Both businesses have demonstrated their potential to exceed our initial projections in the future.

In mainland China we have taken a US$100 million pre-IPO stake in CNOOC Limited, which has recently listed in Hong Kong and New York. In addition, the Group has expanded its relationship with CNOOC and has been allocated, on terms to be agreed, a 3% equity interest in the planned Shenzhen liquefied natural gas terminal which will be a main gas supplier to our power station expansion.

Outlook

The continuing economic recovery in Hong Kong, should translate into a further increase in unit sales of electricity in 2001 which will support steady revenue growth.

We will continue to actively examine suitable opportunities overseas and increase our emphasis on overseas investment, in order to capitalize on our proven technical expertise as well as our strong balance sheet, sound credit rating and robust cashflow.

I am confident that 2001 will be another step forward in the new era of overseas growth and that the Group's future prospects are excellent.

Personnel

The Board accepted the resignation of Mr. Richard Li Tzar-kai during the year. On behalf of our directors and shareholders I would like to thank him for his valuable support and contribution. I would like to thank all Group employees for their continued loyalty and hard work which enabled the Group to make such an encouraging start to the new millennium.

George C. Magnus
Chairman

Hong Kong, 8th March 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2001 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorize the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent. of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass the following resolution as a Special Resolution:

"THAT the articles of association contained in the printed document produced to the meeting and for the purpose of identification signed by the Chairman of the Company be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all the existing articles of the Company."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 8th March 2001

NOTES:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, Electric Centre, 28 City Garden Road, North Point, Hong Kong, not less than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 3rd May 2001 to Thursday, 10th May 2001, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 2nd May 2001.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefits of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to the members together with the annual report.



Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of the Company announce that one of its wholly owned subsidiaries, The Hongkong Electric Co., Ltd., has on 2nd April, 2001 awarded a sub-contract to HUD whereby HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system, being part of the works under a main contract for the provision of specialist engineering services and complete erection of the said system for the combined cycle plant at the Lamma Power Station to be carried out by a main contractor appointed by The Hongkong Electric Co., Ltd.. HUD is required to enter into a sub-contract containing terms to be determined by The Hongkong Electric Co., Ltd. with the main contractor which is a company not connected with any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any associate (as defined in the Listing Rules) of any of them. As HUD is a connected person of the Company, the awarding of the sub-contract constitutes a connected transaction for the Company under Rule 14.23(1) of the Listing Rules. Particulars of the sub-contract arrangement will be included in the 2001 annual report of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

PARTICULARS OF THE SUB-CONTRACT

Date	:	2nd April, 2001
Parties	:	HUD General Engineering Services Ltd. ("HUD") and the main contractor, a company not connected with any director, chief executive or substantial shareholder of Hongkong Electric Holdings Ltd. (the "Company") or any of its subsidiaries or any associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of any of them

Pursuant to the sub-contract (the "Subcontract"), HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system (the "System") at the Lamma Power Station at a consideration of approximately HK$42.8 million (the "Sub-contract Price"). The Sub-contract Price which will be funded by internal resources, is payable by monthly progress payments for work completed, subject to a retention of 5% which shall be released to HUD after a 12 months' defects liability period from the date of the taking over certificate. The erection of the System is expected to be completed by July 2002.

REASONS FOR ENTERING INTO THE SUB-CONTRACT ARRANGEMENT

The Hongkong Electric Co., Ltd. ("HEC") is principally engaged in the business of generation and supply of electricity in Hong Kong. The System is erected for the purposes of coping with the increasing system load demand and to improve the overall thermal efficiency of Lamma Power Station. Several companies including HUD were invited to tender for this sub-contract work and the Sub-contract was awarded to HUD which was the lowest bidder. The Sub-contract was awarded to HUD after arm's length negotiations between HEC and HUD and the Directors of the Company (including the independent non-executive Directors) consider that the terms of the Sub-contract are fair and reasonable so far as the shareholders of the Company are concerned and are on normal commercial terms.

INFORMATION FOR SHAREHOLDERS

As HUD is owned as to 50% by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited, the above sub-contract arrangement constitutes a connected transaction for the Company under Rule 14.23(1) of the Listing Rules. As the Sub-contract Price represents approximately 0.14% of the net tangible assets of the Company, disclosure of the connected transaction by way of an announcement is required pursuant to Rule 14.25(1) of the Listing Rules. The purpose of this announcement is to supply shareholders of the Company with information relating to the sub-contract arrangement. Particulars of the sub-contract arrangement will also be included in the 2001 annual report of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 2nd April, 2001


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

(於香港註冊成立之有限公司)

關連交易

本公司之董事宣佈，其全資附屬公司香港電燈有限公司已於二零零一年四月二日批出一份分判工程合約予合致。據此，合致同意為蒸氣循環系統進行機電安裝。此項工程為南丫發電廠連合循環式機組蒸氣循環系統主要工程合約的其中一環。根據該主要工程協議，由香港電燈有限公司委任之主要承建商將提供專業工程服務及該系統的全盤安裝。合致須與主要承建商簽訂分判工程協議，其條款由香港電燈有限公司決定，該主要承建商與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人(定義見上市規則)並無關連。根據上市規則第14.23(1)條，由於合致乃本公司之關連人士，批出該分判工程協議構成本公司一項關連交易。根據上市規則第14.25(1)(A)至(D)條，該分判工程協議安排之詳情將會載於本公司二零零一年度年報內。

分判工程協議的資料

日期　：二零零一年四月二日

該協議雙方　：合致工程服務有限公司(「合致」)與主要承建商。後者與香港電燈集團有限公司(「本公司」)或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人(定義見香港聯合交易所有限公司上市規則(「上市規則」))並無關連。

根據該分判工程協議(「分判工程協議」)，合致同意為南丫發電廠進行蒸氣循環系統(「系統」)機電安裝工程，代價約為四千二百八十萬港元(「分判工程價格」)。分判工程價格將由內部資源撥付，並按每月已完工進度支付予合致。惟款項百分之五將予保留，直至發出接收證書後12個月之保用期屆滿方會支付予合致。該系統預期於二零零二年七月完成安裝。

訂立分判工程協議安排之原因

香港電燈有限公司(「港燈」)主要在香港從事發電及電力供應業務。興建系統的目的是為應付不斷增加之系統負荷需求及改善南丫發電廠的整體熱功效率。數家公司，包括合致，獲邀請投標此項分判工程，而分判工程協議已批予最低投標價之合致。該分判工程協議之條款乃經港燈及合致按公平原則釐定，而本公司之董事(包括獨立非執行董事)認為，就本公司股東而言，該分判工程協議之條款乃屬公平合理，且按正常商業條款訂立。

供股東參考資料

由於和記黃埔有限公司持有合致百份之五十權益，而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司，故根據上市規則第14.23(1)條，訂立以上分判工程協議安排構成本公司一項關連交易。由於分判工程價格佔本公司有形資產淨值約0.14%,故須根據上市規則第14.25(1)條以公佈形式披露此關連交易。本公佈旨在向本公司股東提供有關分判工程協議安排之資料。根據上市規則第14.25(1)(A)至(D)條，該分判工程協議安排之詳情將會載於本公司二零零一年度年報內。

承董事會命
公司秘書
黃莉華

香港　二零零一年四月二日


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
GEORGE C. MAGNUS *(Chairman)*
CANNING FOK KIN-NING *(Deputy Chairman)*
TSO KAI-SUM *(Group Managing Director)*
*RONALD JOSEPH ARCULLI
SUSAN M.F. CHOW
ANDREW J. HUNTER
KAM HING-LAM
*HOLGER KLUGE
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
*RALPH RAYMOND SHEA
FRANK J. SIXT
*WONG CHUNG-HIN
EWAN YEE LUP-YUEN

* *Independent Non-Executive Director*

Registered Office:
Electric Centre
28 City Garden Road
Hong Kong

4th April 2001

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND ADOPTION OF REVISED ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding the general mandates to issue shares and to repurchase shares which are proposed to be granted to the Directors, and the adoption of a revised set of articles of association. These resolutions will be proposed at the Annual General Meeting of the Company convened for 10th May 2001.

SHARE BUYBACK AND SHARE ISSUE GENERAL MANDATES

On 10th May 2000 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10% of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the"Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix I to this document.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

ADOPTION OF REVISED ARTICLES OF ASSOCIATION

It will also be proposed at the Annual General Meeting a special resolution to adopt revised articles of association which contain various amendments to the existing articles of the Company. The purposes of the proposal are to ensure compliance of the articles with the Companies Ordinance of Hong Kong, clarify certain provisions in the existing articles, and to incorporate provisions which conform with current administrative practices. Apart from the proposed amendments, all the existing articles remain the same. The proposed amendments are set out in Appendix II and the proposed articles of association as amended are set out in full in Appendix III to this document.

ANNUAL GENERAL MEETING

The ordinary resolutions and special resolution are set out in full in the notice of Annual General Meeting included in the Annual Report. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at the address stated above in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
GEORGE C. MAGNUS
CHAIRMAN

APPENDIX I

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 4th April 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2002, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December 2000) in the event that the Buyback Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest *HK$*	Lowest *HK$*
April 2000	25.05	23.20
May 2000	26.65	23.60
June 2000	26.60	24.00
July 2000	25.25	23.90
August 2000	24.80	23.90
September 2000	24.95	22.85
October 2000	25.75	23.05
November 2000	27.05	25.05
December 2000	28.90	26.00
January 2001	28.80	26.50
February 2001	30.90	27.75
March 2001	30.10	27.55

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Buyback Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Buyback Mandate is approved and exercised.

As at 4th April 2001 (the latest practicable date prior to the printing of this document), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries, Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-

Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Holdings Limited and Messrs. Li Ka-shing, Victor Li Tzar-kuoi and Richard Li Tzar-kai (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase would not give rise to an obligation to make a mandatory offer under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

APPENDIX II

The following are the proposed amendments to be made to the existing articles.

1. **Article 2:**

(i) Delete the definition of "The Colony" in its entirety and substitute therefor a new definition as follows:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

This is to remove the words "the Colony" and substitute with "Hong Kong".

(ii) Add the words "香港電燈集團有限公司" at the end of the definition of "The Company".

This is to add the Chinese name of the Company to the definition.

(iii) Delete the definition of "Extraordinary Resolution" which states it has the meaning "assigned thereto in the Companies Ordinance".

The Companies Ordinance does not contain any meaning for Extraordinary Resolution.

(iv) Delete the definition of "Directors or Board" and substitute therefor new definitions as follows:

"Directors" shall mean the Directors from time to time of the Company.

"Board" shall mean the board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present.

This is to conform to modern drafting of separating the two definitions.

(v) Add a new definition as follows:

"Prescribed Fee" shall mean HK$2.50 or such sum as may from time to time be determined by the Directors or permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited.

This is to amend the fee payable for each share certificate as stated in Articles 16, 18 and 20.

2. **Article 5 and Article 167:**

Delete the words "an Extraordinary" and substitute therefor the words "a Special".

This is to delete any reference to Extraordinary Resolution and replace it with Special Resolution.

3. **Article 16:**

Delete the words "without payment".

Delete the words "two dollars for every certificate after the first or such less sum as the Directors shall from time to time determine" and substitute therefor the words "the Prescribed Fee for each certificate".

Article 18:

Delete the words "two dollars for each additional certificate after the first" and substitute therefor the words "the Prescribed Fee for each certificate".

Article 20:

Delete the words "a fee of two dollars" where they twice occur and substitute therefor the words "the Prescribed Fee".

This is to amend the fee payable for each share certificate.

4. **Article 17:**

Add the following at the end of Article 17:

"(which for this purpose may be any official seal as permitted by Section 73A of the Companies Ordinance)".

The article will read "Every certificate of title to shares shall be issued under the Seal of the Company (which for this purpose may be any official seal as permitted by section 73A of the Companies Ordinance)".

This is to incorporate into the Articles the provision in the Companies Ordinance regarding the permitted use of official seal on share certificates.

5. Article 29:

Delete the words "the members by notice to be inserted once in THE HONGKONG GOVERNMENT GAZETTE and once, in at least one of the daily newspapers circulating in Hong Kong" and substitute therefor the words "each member by notice to be served upon him".

The article will read "Notice of the person appointed to receive payment of every call and of the times and places appointed for payment shall be given to each member by notice to be served upon him".

There is no requirement, legal or otherwise, to serve such notice in the gazette and newspaper.

6. Article 33 and Article 53:

Delete the words "ten dollars per cent" and substitute therefor the words "not exceeding 15 per cent".

This is to clarify the rate of interest payable in respect of any calls due for payment and any moneys payable on shares due by shareholder to the Company.

7. Article 38:

Add the following at the end of Article 38:

"Provided that the Board may either generally or in any particular case or cases, (subject to such conditions as it may think fit), accept machine imprinted, mechanically produced or other forms of signatures of the transferor or the transferee as the valid signature(s) of the transferor or the transferee, as the case may be".

This is to allow transfer forms to be signed by mechanical means, if approved by the Directors.

8. Article 73:

Delete Article 73 which states "At least seven days' notice of every meeting, other than a meeting for the passing of a Special Resolution (for which meeting at least twenty-one days' notice shall be required) shall be given to such persons as are, under the Articles of the Company, entitled to receive such notice for the Company; and the notice shall specify the place, day and hour of the meeting and, in case of special business, the general nature of that business".

Substitute with a new Article 73:

"73. An Annual General Meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an Annual General Meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every General Meeting shall be given in the manner hereinafter mentioned to all members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company and also to the Auditors for the time being of the Company."

This is to state clearly the notice required for each type of general meetings, the counting of the notice period and the persons entitled to notice of general meeting.

9. Article 97, Article 162 and Article 163:

Delete the words "the Colony of".

Article 138 and Article 168:

Delete the words "the Colony" and substitute therefor the words "Hong Kong".

The above are to remove any reference to the words "the Colony".

10. Article 106:

Delete Article 106(f) which states "A Director shall vacate his office . . . .

. . . .

. . . .

(f) At the conclusion of the Annual General Meeting of the Company next following his attainment of the age of 70".

This is to remove any age limit for directors.

11. Article 115:

Delete the words "Articles 90 and 91" and substitute therefor the words "Articles 113 and 114".

This is to correct the error of stating the wrong Articles.

12. Article 115A:

Add a new Article 115A:

"115A. (a) The Secretary shall be appointed by the Board and any secretary so appointed may be removed by the Board;

(b) The Secretary shall attend all meetings of the members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Ordinance or these Articles or as may be prescribed by the Board; and

(c) A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary".

The existing articles only contain provisions relating to the appointment of general managers and managers. This is to add provisions relating to the Secretary who is an officer of the Company.

13. Article 124:

Add the following at the end of Article 124:

"A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and he shall be counted in the quorum".

This is to allow participation in board meetings by phone.

14. Article 131:

Delete the words "under the last preceding Article" and substitute therefor the words "unless otherwise regulated by the Directors under Article 129".

The Article will read "The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, unless otherwise regulated by the Directors under Article 129".

This is to correct the error of reference to the wrong Article.

15. Article 134:

Delete Article 134 which states :

"A resolution in writing signed by all the Directors for the time being in Hong Kong shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held".

Substitute with a new Article 134:

"134. A resolution in writing signed by all the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board, except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (provided that the number is sufficient to constitute a quorum) or by all the members of a Committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such Committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned. A message sent by cable, telex, telegram, facsimile transmission or other form of electronic communication by a Director or his alternate Director shall be deemed to be a document signed by him for the purpose of the Article".

This is to allow written board resolutions to be signed in several documents in like form and to accept facsimile signatures on resolutions as valid.

16. Article 136A:

Add a new Article 136A:

"136A. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and unless otherwise determined by the Board, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall for the purpose of Article 17 be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may in writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorized agents of the company for the purpose of affixing and using such official seal and it may impose such restrictions on the use thereof as may be thought fit."

This is to specify clearly that share certificates may be issued without signature and to allow the Company to use an official seal for use abroad.

17. Article 161:

Delete the words "'published in the newspaper' as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" and substitute therefor the words "in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong".

The article will read "Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong ...."

This is to clarify the method of serving notice.

APPENDIX III

Below is the full text of the articles of association to be proposed for adoption at the Annual General Meeting to be held on 10th May, 2001. It contains various proposed amendments to the existing articles of association which are set out in Appendix II. Apart from the proposed amendments, all the existing articles remain the same.

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

Table A

1. The regulations contained in Table A in the First Schedule to "the Companies Ordinance" shall not apply to the Company. — Table A excluded.

Interpretation

2. The marginal notes to these Articles shall not affect the construction hereof and in the interpretation and construction of these Articles unless there be something in the subject or context inconsistent therewith:— — Marginal notes not to affect construction.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China. — Interpretation. Hong Kong.

"The Company" or "This Company" shall mean HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司. — The Company.

"Companies Ordinance" or "The Ordinance" means the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto for the time being in force. — Companies Ordinance.

"These Articles" or "These presents" shall mean the present Articles of Association, and all supplementary, amended, or substituted articles for the time being in force. — These presents.

"Special Resolution" has the meaning assigned thereto in the Companies Ordinance. — Special Resolution.

"Registered Office" shall mean the Registered Office from time to time of the Company. — Registered Office.

"Head Office" shall mean the Registered Office from time to time of the Company. — Head Office.

"Capital" shall mean the Share Capital from time to time of the Company. — Capital.

"Share" means share in the capital of the Company, and includes stock except where a distinction between stock and shares is expressed or implied. — Share.

"Shareholders" or "Members" shall mean the duly registered holders from time to time of the shares in the Capital of the Company. — Shareholders. Members.

"The Register" means the Register of Members to be kept pursuant to the provisions of the Companies Ordinance. — The Register.

"Directors" shall mean the Directors from time to time of the Company. — Directors.

Board. "Board" shall mean the board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present.

Secretary. "Secretary" and "Assistant Secretary" shall mean the persons for the time being performing the duties of these respective offices.

Prescribed Fee. "Prescribed Fee" shall mean HK$2.50 or such sum as may from time to time be determined by the Directors or permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited.

Auditors. "Auditors" shall mean the persons for the time being performing the duties of that office.

Chairman. "The Chairman" shall mean the Chairman presiding at any meeting of members or of the Board of Directors.

Seal. "Seal" shall mean the Common Seal from time to time of the Company.

Dividend. "Dividend" includes bonus.

Dollars. "Dollars" shall mean Dollars legally current in Hong Kong.

Month. "Month" shall mean a calendar month.

Year. "Year" shall mean Year from the 1st January to the 31st December inclusive.

Writing. "Writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form.

Words in Ordinance to bear same meaning in articles. Words denoting the Singular shall include the Plural. Words denoting the Plural shall include the Singular. Words referring to Males shall include Females. Words importing the Masculine Gender shall include the Feminine Gender. Words importing persons shall include companies and corporations. Subject as aforesaid any words defined in the Ordinance shall if not inconsistent with the subject and/or context bear the same meaning in these Articles.

Share Capital and Modification of Rights

Capital. 3. At the date of adoption of this Article the capital of the Company shall consist of HK$3,300,000,000 divided into 3,300,000,000 shares of HK$1 each.

Issue of shares. 4A. (a) Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by the next following Article) any share in the Company (whether forming part of the original capital or not) may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine.

(b) Subject to the provisions of the Ordinance the Company may issue Preference Shares which are, or which at the option of the Company are to be, liable to be redeemed, on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine provided that redemptions not made through the market or by tender shall be limited to a maximum price and if redemptions are by tender, the tenders shall be available to all holders of such preference shares.

Company's power to purchase or to finance the purchase of its own shares. 4B. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to purchase or acquire shares in the Company (including any redeemable shares) or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or acquisition made or to be made by any person of any shares in the Company and should the Company purchase or acquire its own shares neither the Company nor the Directors shall be required to select the shares to be purchased or acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force.

How special rights of shares may be modified. 5. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Ordinance, be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any two holders of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

6. The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Shares

7. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such amount, as the Resolution shall prescribe.

Power to increase capital.

8. The new shares shall be issued upon such terms and conditions, and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends, and in the distribution of assets of the Company, and with a special or without any right of voting.

On what conditions new shares may be issued.

9. The Company may by Ordinary Resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the then members or any class thereof in proportion as nearly as may be to the amount of the capital held by them, or make any other provisions as to the issue and allotment of the new shares, but, in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

When to be offered to existing members.

10. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares, shall form part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls, and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares to form part of original capital.

11. Subject to the provisions of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Directors, and they may allot, grant options over, or otherwise dispose of them to such persons, at such times, and on such terms as they think proper, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Ordinance.

Shares at the disposal of Directors.

12. The Company may at any time pay a commission not exceeding ten per cent to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent in each case on the price at which the shares are issued.

Company may pay commission.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

15. The Directors shall cause to be kept in one or more books a Register of the members, and there shall be entered therein the particulars required under the Companies Ordinance, or any amendment thereto.

Share Register.

16. Every person whose name is entered as a member in the Register shall be entitled to receive within twenty-one days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of the Prescribed Fee for each certificate. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Share Certificates.

17. Every certificate of title to shares shall be issued under the Seal of the Company (which for this purpose may be any official seal as permitted by Section 73A of the Companies Ordinance).

Certificate of shares.

18. Every share certificate hereafter issued shall specify the number of shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Directors may from time to time prescribe. A member requiring more than one certificate in respect of his shares shall pay the Prescribed Fee for each certificate.

Every Certificate to specify number of shares.

19. If any share shall stand in the names of two or more persons the person first named in the Register of Members shall as regards voting at any meetings, receipt of dividends, services of notices, and all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

The first named of joint holders deemed the holder.

Replacement of share certificates.

20. If a share certificate be worn out or defaced, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof on payment of the Prescribed Fee; and if a share certificate be lost or destroyed, it may be replaced on payment of the Prescribed Fee and on such other terms and conditions as the Directors think fit.

Members may give address in Hong Kong.

21. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the Head Office and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Lien

Company's lien.

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member of his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Clause.

Sale of shares subject to lien.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Application of proceeds of such sale.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser.

Calls on Shares

Calls.

25. The Directors may from time to time make such calls as they may think fit upon the members in respect of all monies unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Notice of call.

26. Fourteen days notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Copy of Notice to be sent to members.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Every member liable to pay call at appointed time and place.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place as the Directors shall appoint.

Notice of call may be advertised.

29. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment shall be given to each member by notice to be served upon him.

When call deemed to have been made.

30. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

Liability of joint holders.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Board may extend time fixed for call.

32. The Directors may from time to time at their discretion extend the time fixed for any call, and may extend such time as to all or any of the members, who from residence beyond the seas or other cause the Directors may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Interest on unpaid calls.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at the rate of not exceeding fifteen per cent per annum from the day appointed for the payment thereof to the time of the actual payment.

Suspension of privileges while call unpaid.

34. No member shall be entitled to receive any dividend or to exercise any privilege as a member until all calls or other sums due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register of Members as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call.

36. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call.

37. The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or moneys worth all or any part of the money uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon.

Payment of calls in advance.

Transfer of Shares

38. All transfers of shares may be effected by transfer in writing in the form of transfer set out in Schedule "A" to these Articles (or in such other form as the Directors may accept) and may be under hand only. Provided that the Board may either generally or in any particular case or cases, (subject to such conditions as it may think fit), accept machine imprinted, mechanically produced or other forms of signatures of the transferor or the transferee as the valid signature(s) of the transferor or the transferee, as the case may be.

Form of Transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

Execution of transfer.

40. The Directors may decline to register any transfer of shares (not being fully paid shares) or stock upon which the Company has a lien; and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve.

Directors may refuse to register a transfer.

41. The Directors may also decline to recognise any instrument of transfer unless:—

Requirements as to transfer.

(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped.

42. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

No transfer to an infant etc.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

Certificate of transfer.

44. The registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the Register closed for more than thirty days in any year.

When Transfer Books and Register may be closed.

Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

Death of registered holder or of joint holder of shares.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some person nominated by him registered as the transferee thereof.

Registration of Executors and Trustees in Bankruptcy.

Notice of election to be registered.

Registration of nominee.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

48. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Directors may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 86 being met, such a person may vote at meetings without having transferred the share.

Forfeiture of Shares

If call or instalment not paid notice may be given.

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of payment.

Form of notice.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with, shares may be forfeited.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share, and not actually paid before the forfeiture.

Forfeited share to become property of Company.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

Arrears to be paid notwithstanding forfeiture.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the time of forfeiture until payment at the rate of not exceeding 15 per cent per annum, and the Directors may enforce the payment thereof if they think fit, and without any deduction or allowance for the value of the shares, at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

Evidence of forfeiture.

54. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register.

Power to annul forfeiture.

56. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any share so forfeited shall have been sold re-allotted or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

Forfeiture of share not to prejudice any call made.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made thereon.

Forfeiture for non-payment of any sum due on shares.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Stock

Power to convert into Stock.

59. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Transfer of stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not if existing in shares, have conferred such privilege or advantage.

Rights of stockholders.

62. All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation.

Alteration of Capital

63. (a) The Company may by Ordinary Resolution:—

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of the Companies Ordinance;

(iii) cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person.

(b) The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised and consent required, by law.

Reduction of capital.

Borrowing Powers

64. The Directors may from time to time at their discretion raise or borrow, or secure the payment of any sum or sums of money for the purposes of the Company.

Power to borrow.

65. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Conditions on which money may be borrowed.

66. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

67. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at General Meetings of the Company, appointment of Directors and otherwise.

Special privileges.

68. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all Mortgages and Charges specifically affecting the property of the Company; and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of Mortgages and Charges therein specified and otherwise.

Register of charges to be kept.

69. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Mortgage of uncalled capital.

General Meetings

70. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint.

When Annual General Meeting to be held.

71. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

Extraordinary Meeting.

72. The Directors may, whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Convening of Extraordinary General Meetings.

73. An Annual General Meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an Annual General Meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every General Meeting shall be given in

Notice of meetings.

the manner hereinafter mentioned to all members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company and also to the Auditors for the time being of the Company.

As to omission to give notice.

74. The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

Special business.

Business of Annual General Meeting.

75. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring by rotation or otherwise, the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

Quorum.

76. For all purposes the quorum for a General Meeting shall be five members personally present. No business shall be transacted at any General Meeting unless the requisite quorum shall be present at the commencement of the business.

When if quorum not present meeting to be dissolved and when to be adjourned.

77. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Directors, and if at such adjourned meeting a quorum is not present two members personally present shall be a quorum and may transact the business for which the meeting was called.

Chairman of General Meeting.

78. The Chairman of the Directors shall take the chair at every General Meeting, or, if there be no such Chairman or, if at any General Meeting the Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

Power to adjourn General Meeting. Business of adjourned meetings.

79. The Chairman of a General Meeting may, with the consent of any meeting at which a quorum is present, adjourn the same from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

What is to be evidence of the passing of a Resolution where poll not demanded.

80. At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

Poll.

81. If a poll is demanded as aforesaid, it shall be taken in such manner and at such time and place as the Chairman of the meeting directs and either at once, or after an interval or adjournment, or otherwise, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

In what case poll taken without adjournment.

82. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

83. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Business may proceed notwithstanding demand for poll.

84. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Votes of Members

Votes of members.

85. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

86. Any person entitled under Article 46 to transfer any shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect hereof.

Votes in respect of deceasec and bankrupt members.

87. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; and if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Joint holders.

88. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis*, or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy.

Votes of member of unsound mind.

89. No member shall be entitled to vote at any General Meeting or be reckoned in a quorum unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

No member entitled to vote, etc. while call due to the company.

90. On a poll votes may be given either personally or by proxy or by an attorney.

Proxies.

91. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, A proxy need not be a member of the Company.

Instrument appointing proxy to be in writing.

92. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the meeting, or adjourned meeting, or poll as the case may be, at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

Appointment of proxy must be deposited.

93. The instrument appointing a proxy:—

Form of proxy.

(a) shall be in any usual or common form or in any other form which the Directors may approve;

(b) shall be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an Extraordinary General Meeting or at an Annual General Meeting at which special business (determined as provided in Article 75) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and

(c) unless the contrary is stated therein, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

94. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

Authority under instrument appointing proxy.

95. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

When vote by proxy valid though authority revoked.

96. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Corporation acting by representatives at meetings.

Registered Office

97. The Head Office of the Company shall be at its Registered Office in Hong Kong, and the business of the Company shall be carried on there, and at such other place or places as the Directors may deem advisable.

Registered Office.

Board of Directors

98. Unless otherwise determined by a General Meeting the number of Directors shall not be less than four or more than twenty-two.

Constitution of Board.

Board may fill vacancies.

99. The Directors shall have power from time to time, and at any time to appoint any qualified person as a Director either to fill a casual vacancy or as an addition to the Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed as above, and so that no such appointment shall be effective unless a majority of the Directors concur therein. But any Director so appointed shall hold office only until the next ordinary yearly meeting of the Company but shall then be eligible for re-election at that meeting.

Alternate Directors.

100. Any Director may, from time to time, appoint any person who is approved by the majority of the Directors to be an Alternate Director to act in his place at any meeting of the Directors at which he in unable to be present. The appointee, while he holds office as an Alternate Director, shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director, and shall not be entitled to be remunerated otherwise than out of the remuneration of the Director appointing him. Any appointment so made may be revoked at any time by the appointor or by a majority of the other Directors, and any appointment or revocation under this Article shall be effected by notice in writing to be delivered to the Secretary of the Company. An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director of the Company.

No qualification shares for Directors.

101. A Director shall not require any qualification share.

Directors may resign.

102. A Director may at any time give notice in writing of his wish to resign by delivering such notice to the Directors at the Registered Office in Hong Kong and, on the acceptance of his resignation by the Board, but not before, his office shall be vacant.

Directors' remuneration.

103. The Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors such sum (if any) as the Company may by Ordinary Resolution from time to time determine, and such remuneration shall be divided among them in such proportion and manner as the Directors may agree, or, failing agreement, equally.

Special Remuneration.

104. The Directors may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission calculated by reference to the profits of the Company as the Directors may determine.

Directors may act notwithstanding vacancy.

105. The continuing Directors may act notwithstanding any vacancy in their body; but so that if the number of Directors falls below the minimum above fixed the continuing Directors shall not except for the purpose of filling vacancies act so long as the number is below the minimum.

When office of Director to be vacated.

106. A Director shall vacate his office:—

(a) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(b) If he becomes a lunatic or of unsound mind.

(c) If all the other Directors shall unanimously resolve that he is physically or mentally incapable of performing the functions of a Director.

(d) If he shall have absented himself for more than three consecutive Meetings of the Board without the consent of the Directors, or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.

(e) If by notice in writing to the Company he resigns his office, and such resignation is accepted by the Directors.

Directors may contract with Company.

107. (1) No Director shall be disqualified by his office from entering into a contract or arrangement with the Company, either as a vendor, purchaser, agent or broker or otherwise, and either personally or by or through any firm or company in which he may be a partner or shareholder or from being otherwise interested, in any business or transaction in which the Company is interested; and no such contract or arrangement, or any contract or arrangement entered into by or on behalf of the Company with any person, firm or company of or in which any Director shall be in any way interested shall be avoided, nor shall any Director so contracting or being so interested, be liable to account to the Company for any profit realised by any such contract, arrangement, business or transaction, by reason of such Director holding the office of Director, or of the fiduciary relation thereby established; but any Director so contracting, or being so interested as aforesaid, shall disclose at the meeting of the Board at which the contract, arrangement, business or transaction is determined on, the nature of his interest, if it then exists, or in any other case at the first meeting of the Board after the acquisition of his interest. A general notice that a Director is a member of any specified firm or company, or is to be regarded as interested in any contract, arrangement, business or transaction with such firm or company, shall be sufficient disclosure under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract, arrangement, business or transaction with such firm or company as aforesaid.

(2) A Director of this Company may be or become a Director of any company promoted by this Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a Director or member of such company.

(3) A Director shall not vote or be counted in the quorum in respect of any contract or arrangement or proposal in which he is materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:—

(a) any contract or arrangement or proposal for giving any Director any security or indemnity in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposal for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposal in relation to an offer or invitation of shares or debentures or other securities by the Company (or any other company which the Company may promote or be interested in) for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposal with any other company in which the Director is interested only as an officer of that other company; and/or

(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director is interested, directly or indirectly as a holder of shares or other securities of that company provided that the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited) in such shares or securities is less than five per cent of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract or arrangement or proposal in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director may benefit; and/or

(g) any contract or arrangement or proposal in relation to the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract or arrangement or proposal in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

Managing Directors

108. The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors of the Company, and may fix his or their remuneration either by way of salary or commission or by conferring a right to participation in the profits of the Company, or by a combination of two or more of those modes.

Power to appoint Managing Directors.

109. Every Managing Director shall, subject to the provisions of any contract between himself and the Company with regard to his employment as such Managing Director, be liable to be dismissed or removed by the Board of Directors, and another person may be appointed in his place.

And remove.

110. A Managing Director shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he shall be subject to the same provisions as regards resignations, removal, and disqualification as the other Directors, and if he cease to hold the office of Director from any cause he shall *ipso facto* cease to be the Managing Director.

Managing Directors not to retire by rotation.

111. The Directors may from time to time entrust to and confer upon the Managing Director all or any of the powers of the Directors (excepting the power to make Calls, forfeit Shares, borrow money, or issue Debentures) that they may think fit. But the exercise of all powers by the Managing Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked, or varied.

Power may be delegated.

Management

112. Unless and until the Directors shall have exercised the powers conferred by Articles 113 to 115 hereof, the management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in General Meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in General Meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation has not been made.

General Powers of Company vested in Directors.

Managers

113. The Directors may from time to time appoint a General Manager, a Manager or Managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the General Manager, Manager or Managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of Managers.

Tenure of Office and powers.

114. The appointment of such General Manager, Manager or Managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

Terms and conditions of appointment.

115. For the purposes of Articles 113 and 114 hereof the Directors may enter into such Agreement or Agreements with any such General Manager, Manager or Managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such General Manager, Manager or Managers to appoint an assistant Manager or Managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Secretary

115A. (a) The Secretary shall be appointed by the Board and any secretary so appointed may be removed by the Board;

(b) The Secretary shall attend all meetings of the members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Ordinance or these Articles or as may be prescribed by the Board; and

(c) A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Rotation of Directors

Rotation and Retirement of Directors.

116. At each Annual General Meeting the two Directors who have been longest in office shall retire. If two or more have been in office an equal length of time, the Director or Directors to retire shall in default of agreement between them, be chosen by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. The retiring Directors shall be eligible for re-election.

Meeting to fill up vacancies.

117. The Company at any General Meeting at which any Directors retire in manner aforesaid, shall fill up the vacated office by electing a like number of persons to be Directors and without notice in that behalf may fill up any other vacancies.

Retiring Directors to remain in office till successors appointed.

118. If at any General Meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, the retiring Directors or such of them as have not had their places filled up shall be deemed to have been re-elected and shall if willing continue in office until the next Annual General Meeting and so on from year to year until their places are filled up, unless it shall be determined at such meeting to reduce the number of Directors.

Power of General Meeting to increase or reduce number of Directors.

119. The Company may from time to time in General Meeting increase or reduce the number of Directors, and may alter their qualification and remuneration and may also determine in what rotation such increased or reduced number is to go out of office but so that the number of Directors shall never be less than four.

When candidate for office of Director must give notice.

120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he, or some other shareholder intending to propose him, has, at least seven clear days before the meeting, left at the office of the Company a notice in writing duly signed, signifying his candidature for the office, or the intention of such shareholder to propose him.

Register of Directors and notification of changes to Registrar.

121. The Company shall keep at its office a register containing the names and addresses and occupations of its Directors and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by Special Resolution.

122. The Company may by Special Resolution remove any Director before the expiration of his period of office and may elect another qualified person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

When acts of Directors or Committee valid notwithstanding defective appointment.

123. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall notwithstanding it shall afterwards be discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified be as valid as if every such person had been duly appointed and was qualified to be a Director.

Proceedings of the Directors

Meeting of Directors, Quorum, etc.

124. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined five Directors shall be a quorum. It shall not be necessary to give Notice of a meeting of Directors to any member of the Board who is not in Hong Kong. A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and he shall be counted in the quorum.

Director may summon meeting.

125. A Director may at any time, and the Secretary or some other person appointed by the Directors, upon the request of a Director, shall convene a meeting of the Directors.

How questions to be decided.

126. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

127. The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

Chairman.

128. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting.

129. The Directors may delegate any of their powers (other than the power to make calls and their power of borrowing) to Committees consisting of such member or members of their body as the Directors think fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such Committees either wholly or in part, and either as to person or purposes, but every Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate.

130. All acts done by any such Committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in General Meeting, to remunerate the members of any Special Committee, and charge such remuneration to the current expenses of the Company.

Acts of Committee to be of same effect as acts of Directors.

131. The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, unless otherwise regulated by the Directors under Article 129.

Proceedings of Committee.

132. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or Committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting of the Company, but for no other purpose.

Powers of quorum of Board in certain cases.

134. A resolution in writing signed by all the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board, except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (provided that the number is sufficient to constitute a quorum) or by all the members of a Committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such Committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned. A message sent by cable, telex, telegram, facsimile transmission or other form of electronic communication by a Director or his alternate Director shall be deemed to be a document signed by him for the purpose of the Article.

Directors' Resolutions.

135. If any Director, being willing, shall be called upon to perform extra services, or to make any special exertions for any of the purposes of the Company, the Company, may remunerate the Director so doing either by a fixed sum, or by a percentage of profits, or otherwise as may be determined by the Directors, and such remuneration may be either in addition to or in substitution for the share of such Director in the remuneration above provided.

Remuneration for extra service.

General Management and Use of the Seal

136. The Board shall provide for the safe custody of the Seal and except in the case of the affixing of the Seal to a share certificate pursuant to Article 17, the Seal shall never be used except by the authority of the Board previously given, and one member of the Board and the Secretary or some other person appointed by the Directors shall sign every instrument to which the Seal is affixed. Every instrument executed in manner provided by this Article or by Article 17 shall be deemed to be sealed and executed with the authority of the Directors previously given.

Custody of Seal.

136A. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and unless otherwise determined by the Board, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall for the purpose of Article 17 be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may in writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorized agents of the Company for the purpose of affixing and using such official seal and it may impose such restrictions on the use thereof as may be thought fit.

Official Seal.

137. The signatures of such persons as the Board of Directors may from time to time by resolution appoint shall be necessary to all Cheques and Dividend Warrants drawn for any purpose on the funds of the Company.

Cheques.

138. The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matters, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong and every deed signed by such attorney on behalf of the Company and under his Seal, shall bind the Company and have the same effect as if it were under the Seal of the Company.

Execution of deeds by attorney.

Capitalisation of Profits

Power to capitalise.

139. The Company in General Meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends), and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution:—

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

Effect of resolution to capitalise.

Wherever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully-paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares (or debentures) to which they may be entitled upon such capitalisation, (or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares) and any agreement made under such authority shall be effective and binding on all such members.

Dividends and Reserves

No larger dividend than recommended by Board.

140. No larger dividend shall be declared than is recommended by the Board, but the Company in General Meeting may declare a smaller dividend.

Interim dividends.

141. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

Dividends not to be paid out of capital.

142. No dividend or bonus shall be payable except out of the profits of the Company.

Reserves.

143. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

Dividends according to amount paid up on share.

How calls paid in advance to be regarded in relation to dividend.

144. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Debts may be deducted.

145. The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Dividend and call together.

146. Any General Meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed ordinary business of an Annual General Meeting which declares a dividend.

Dividend in specie.

147. Any General Meeting sanctioning a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the Company or paid-up shares or debentures of any other company, or in any one or more of such ways, and the Directors shall give effect to such resolution; and, where any difficulty arises in regard to the distribution, they may settle the same as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for persons entitled to the dividend as may seem expedient to the Directors. When requisite, a proper contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend satisfied by allotment of shares, etc.

147A. (a) Whenever the Board or the Company in General Meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:—

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercise (the "elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) The shares allotted pursuant to the provisions of paragraph (a) shall rank pari passu in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(c) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d) The Board may on any occasion determine that an allotment of shares under paragraph (a)(i) of this Article or a right of election to receive an allotment of shares under paragraph (a)(ii) of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Effect of transfer.

148. A transfer of shares shall not pass the right to any dividend or bonus declared thereon after such transfer and before the registration of the transfer.

Receipt for dividends by joint holders of share.

149. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, Interim Dividends or bonuses and other moneys payable in respect of such shares.

Payment by post.

150. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the Register of Members in respect of the joint holding; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that the endorsement thereon has been forged.

Unclaimed dividend.

151. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for seven years after having been declared may be forfeited by the Directors and shall revert to the Company.

Annual Returns

Annual Returns.

152. The Directors shall make the requisite Annual Returns in accordance with the Companies Ordinance.

Accounts

Accounts to be kept.

153. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company, and of all other matters necessary for showing the true state and condition of the Company.

Where accounts to be kept.

154. The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

Inspection by members.

155. The Directors shall from time to time determine whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors, or by the Company in General Meeting.

Annual Account and Balance Sheet.

156. At every Annual General Meeting, the Directors shall lay before the meeting a Profit and Loss Account and a Balance Sheet, containing a summary of the assets and liabilities of the Company, and group accounts (if any) pursuant to the provisions of the Ordinance.

Annual Report of Directors and Balance Sheet to be sent to members.

157. Every Balance Sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in General Meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 47: Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Audit

Auditors.

158. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Remuneration of Auditors.

159. The remuneration of the Auditors shall be fixed by the Company in General Meeting except the remuneration of any Auditors appointed to fill a casual vacancy may be fixed by the Directors.

When accounts to be deemed finally settled.

160. Every Statement of Accounts, audited by the Company's Auditors and presented by the Directors at a General Meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the Statement of Accounts amended in respect of the error shall be conclusive.

Notices

Service of notices.

161. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register of Members, and notice so given shall be sufficient notice to all the joint holders.

When notice by post deemed to be served.

162. Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a Post Office situated within Hong Kong, and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed, and put into such Post Office, and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such Post Office shall be conclusive evidence thereof.

163. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Service of notice where member deceased or bankrupt.

164. The signature to any notice to be given by the Company may be written or printed.

How notice to be signed.

165. Where a given number of days' notice, or notice extending over any other period, is required to be given, the day of service shall not be counted in such number of days or other period.

How time to be counted.

166. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Member not to be entitled t information.

Winding up

167. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

Division of assets in liquidation.

168. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective Resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in a morning newspaper circulating in Hong Kong or by a registered letter sent through the post and addressed to such member at his address as mentioned in the Register of Members of the Company, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process.

Indemnity

169. Every Director, Manager, or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor shall be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief is granted to him by the Court.

Indemnity of officers.

SCHEDULE "A"

WITHIN REFERRED TO

Instrument of Transfer

HONGKONG ELECTRIC HOLDINGS LIMITED

I, (We) . . . .

of . . . . in consideration of

the sum of . . . . Dollars

paid to me (us) by . . . .

(hereinafter called "the said Transferee") do hereby transfer to the said Transferee . . . . Share or Shares in the undertaking called "HONGKONG ELECTRIC HOLDINGS LIMITED" to hold unto the said Transferee

. . . .

his Executors, Administrators, or Assigns, subject to the several conditions upon which I (we) hold the same at the time of execution hereof, and I, (we) the said . . . . do hereby agree to take the said Share (Shares) subject to the conditions aforesaid.

WITNESS our hands the . . . . day of. . . . . 19 . . . .

WITNESS to the signature of

. . . . } . . . .

WITNESS to the signature of

. . . . } . . . .

03 JUN -2 AM 7:21

6


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We ____

of ____

being the registered holder(s) of ____________________shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint the Chairman of the Meeting or ______________________________

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 10th May, 2001 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For	Against
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2000.		
2.	To declare a final dividend.		
3.	To re-elect Mr. George C. Magnus as a Director.		
	To re-elect Mrs. Susan M.F. Chow as a Director.		
4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5.	To pass Resolution 5 of the Notice of Annual General Meeting ("AGM Notice") — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice — to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice — to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		
8.	To pass Resolution 8 of the AGM Notice — to adopt revised articles of association.		

Dated this __________ day of ______________, 2001

Signature(s) ________________________________

Notes:

(1) Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than that named is preferred, strike out the name herein inserted and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(4) IMPORTANT: If you wish to vote for a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(5) This form of proxy must be signed by you or your attorney duly authorized in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorized in that behalf.

(6) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, Electric Centre, 28 City Garden Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(7) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(8) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

（在香港註冊成立之有限公司）

董事：
麥理思（主席）
霍建寧（副主席）
曹棨森（集團董事總經理）
*夏佳理
周胡慕芳
甄達安
甘慶林
*Holger Kluge
李蘭意
李澤鉅
*佘頌平
陸法蘭
*黃頌顯
余立仁

註冊辦事處：
香港城市花園道28號
電燈中心

* 獨立非執行董事

敬啓者：

授予全權發行股份及
購回股份之建議及
採納經修訂組織章程細則之建議

序言

本通函旨在向 閣下提供有關建議授予董事局全權發行股份及購回股份以及採納經修訂組織章程細則之資料。此等決議案將於本公司於二零零一年五月十日召開之股東週年大會上提呈。

股份購回及股份發行之全權

於二零零零年五月十日，董事局獲授予一項全權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故擬尋求　閣下批准於股東週年大會上提呈一項普通決議案，授予董事局全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券之有關規例之要求，本公司須向各股東送呈一份説明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此説明文件載列於本文件附錄一中。

此外，行將於股東週年大會上提呈之普通決議案將(i)授予董事局一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股本之百分之二十股份及(ii)批准在上述有關百分之二十股份之授權之上另加購回之股份(最高額為通過該決議案之日本公司已發行股本之百分之十)。

採納經修訂的組織章程細則

現時亦擬在股東週年大會上提呈一項特別決議案，以採納經修訂之組織章程細則，其中載有對本公司現時組織章程細則作出之多項修訂。有關建議旨在確保章程細則可符合香港公司條例、澄清現時章程細則中若干條文，以及納入新條文，以符合現時之行政慣例。除所建議之修訂外，所有現時章程細則維持不變。建議之修訂條文列於本文件附錄二，而建議之經修訂章程細則全文列於附錄三。

股東週年大會

各項普通決議案及特別決議案均詳列於年報內之股東週年大會通告。無論　閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦　閣下於大會上投票贊成該等決議案。

此致

各位股東　台照

主席
麥理思

二零零一年四月四日

附錄一

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零一年四月四日（即印備本文件之前最後實際可行日期）本公司已發行之股本為2,134,261,654股每股港幣一元之股份（「股份」）。

以股東週年大會日期之前不再發行股份為基準，購回授權之充分行使之相應結果將使公司截至二零零二年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回原因

董事局相信，向各股東尋求一項授權，使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回，視當時市場情況及資金安排而定，可導致每一股份之資產淨值及／或收益增長。董事局正尋求一項購回股份授權，使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款，將於有關時間由董事局考慮當時之情形而定。

購回之資金

公司祇可根據公司條例及本公司之組織大綱及組織章程規定以可合法用作有關用途之資金購回股份。預期任何購回所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或舉債能力（與截至二零零零年十二月三十一日為止年報所載經審核之綜合帳目所披露之狀況比較）有重大之不利影響。然而，董事局不擬建議如此行使購回授權，以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

股份價格

本公司之股份於印備本文件之前十二個月每月在聯交所買賣之最高價及最低價如下：

	最高 港元	最低 港元
二零零零年四月	25.05	23.20
二零零零年五月	26.65	23.60
二零零零年六月	26.60	24.00
二零零零年七月	25.25	23.90
二零零零年八月	24.80	23.90
二零零零年九月	24.95	22.85
二零零零年十月	25.75	23.05
二零零零年十一月	27.05	25.05
二零零零年十二月	28.90	26.00
二零零一年一月	28.80	26.50
二零零一年二月	30.90	27.75
二零零一年三月	30.10	27.55

披露權益

董事局已向聯交所作出承諾，將按照上市規則及香港適合法例之規定，根據購回授權行使本公司權力進行所有購回。

倘若購回授權經批准及行使，本公司董事（就其作出一切合理查詢後所知）或其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕（如上市規則所下定義）均無知會本公司該等關連人仕目前有意將股份售予本公司，亦未承諾不將股份售予本公司。

截至二零零一年四月四日（印備本文件前之最後實際可行日期），長江基建集團有限公司（「長江基建」）及其附屬公司 Hyford Ltd. 透過 Hyford Ltd. 某些附屬公司（包括 Monitor Equities S.A. 及 Univest S.A.）共持有股份829,599,612股，佔本公司已發行股本38.87%。由於其在長江基建之直接及／或間接控股權，和記黃埔有限公司及其附屬公司和記企業有限公司及 Hutchison Infrastructure Holdings Ltd.、長江實業（集團）有限公司、Li Ka-Shing

Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身份、Li Ka-Shing Unity Holdings Limited 及李嘉誠先生、李澤鉅先生和李澤楷先生（總稱「主要股東」）各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力，則（倘若目前之控股權在其他情況下保持不變）長江基建在本公司之控股權將增至約為本公司已發行股本43.19%，以及被視為各主要股東之控股權亦將同樣增加。董事局認為此種增加將不會引致香港公司收購及合併守則第二十六條第一項規定提出之強制收購。

公司進行之股份購買

本文件刊發日期前六個月，本公司並無購買本公司之任何股份（無論是否在聯交所進行）。

附錄二

以下為對現有細則之建議修訂。

1. 第2條：

(i) 刪除「殖民地」之定義，並以下列新定義取代：

「香港」應指中華人民共和國香港特別行政區。

此為刪除「殖民地」之字樣，並以「香港」之字樣取代。

(ii) 在「本公司」之定義後加入「香港電燈集團有限公司」之字樣。

此為對定義加入本公司之中文名稱。

(iii) 刪除「非常決議案」的定義，該定義訂明其有「公司條例所賦予」的涵義。

公司條例並無載有有關非常決議案的涵義。

(iv) 刪除「董事或董事會」之定義，並以下列新定義取代：

「董事」應指本公司不時之董事。

「董事會」應指本公司之董事會或有足夠法定人數出席之董事會會議之出席董事。

此為將該兩項定義分開草擬。

(v) 加入一項新定義如下：

「訂明費用」應指2.50港元或由董事不時決定或根據香港聯合交易所有限公司條例所訂明而容許的數額。

此為修訂在第16條、18條及20條所訂明每張股票應繳付的費用。

2. 第5條及第167條：

刪除「非常」之字樣，並以「特別」之字樣取代。

此為刪除對非常決議案之任何提述而以特別決議案取代之。

3. 第16條：

刪除「毋須支付」字樣。

刪除「在第一張股票發出後的每張股票支付二元或董事將不時決定的較低數額」之字樣並以「每一張股票繳付訂明費用」之字樣取代。

第18條：

刪除「在第一張股票發出後的每張額外股票支付二元」之字樣並以「每張股票繳付訂明費用」之字樣取代。

第20條：

刪除在文內出現兩次的「二元的費用」之字樣並以「訂明費用」之字樣取代。

此為修訂每張股票應支付的費用。

4. 第17條：

於第17條末段加入下列字樣：

「(為此而言，可包括公司條例第73A節所認可的任何正式印章)。」

本條之內容將為「每張股份擁有權的股票須蓋印本公司的印章(為此而言，可包括公司條例第73A節所認可的任何正式印章)，方可發出。」

此為就於股票上許可使用正式蓋章而納入有關的公司條例條文。

5. **第29條：**

刪除「通知股東於香港政府憲報刊載一次及最少於香港流通的報章刊載一次」之字樣，並以「送達每位股東」之字樣」取代。

本條文之內容將為「有關每次催繳股款的指定收款人、付款時間及地點之通知，將以通告形式送達每位股東。」

概無規定(法律上或在其他方面)須於憲報及報章上刊登該通知。

6. **第33條及第53條：**

刪除「十元%」之字樣，並以「不超過年息十五釐」之字樣取代。

此為闡明到期未繳付的任何催繳股款及股東應向本公司支付的任何已到期款項所應付的利息息率。

7. **第38條：**

於第38條末段加入下列字樣：

「惟董事會可在一般情況或任何特別之情況下(按其認為適合之條件)接納機印、機製或其他方式之轉讓人或承讓人之簽名為轉讓人或承讓人(視情況而定)之有效簽名。」

此為容許在倘獲董事的批准後，以機印方式簽署本公司之轉讓股份表格。

8. **第73條：**

刪除第73條，該條文訂明「於舉行各大會前最少七日，除為通過特別決議案的大會外(該大會將規定最少有二十一天的通知)，向根據本公司章程細則而有權收取本公司通知之該等人士派發股東大會通告；而該通告須指明股東大會之地點、日期及時間，而倘為特別事項，則須註明該事項之一般性質」。

以第73條新條文取代：

「73. 股東週年大會及為通過特別決議案而召開的會議，須有為期最少二十一天的書面通知，而除週年大會或為通過特別決議案而召開的會議外，公司的其他會議亦須有為期最少十四天的書面通知，始可召開。通知期並不包括送達或當作送達通知書的當日，亦不包括舉行會議當日。會議通知書須指明開會的地點、日期及時間，如有特別事務，則須指明該事務的一般性質。召開股東週年大會的通知應指明會議為週年大會，而為通過特別決議案而召開的會議，則須指明其召開目的為通過特別決議案。每次大會的通知均須以下述形式發予所有股東及當時本公司的核數師，惟根據本章程細則或其持有的股份發行之條款，不應接獲本公司有關通知的股東除外。」

此為訂明各股東大會所須派發之通知書、計算通知書之期間及有權接獲股東大會通知書之人士。

9. **第97條、第162條及第163條：**

刪除「殖民地」之字樣。

第138條及第168條：

刪除「殖民地」之字樣並以「香港」之字樣取代。

上述旨在刪去「殖民地」之字樣。

10. 第106條：

刪除第106(f)條，該條文訂明「董事如有下述情形，即須停任董事職位……………………………
………………………………………………………………………………………………
………………………………………………………………………………………………
(f)於董事年屆七十歲後本公司所舉行之股東週年大會結束時」。

此為刪除對董事之年齡限制。

11. 第115條：

刪除「第90條及第91條」之字樣並以「第113條及第114條」之字樣取代。

此為改正提述的錯誤條文。

12. 第115A條：

加入第115A條新條文：

「115A. (a) 秘書須由董事會委任，而任何獲委任的秘書可由董事會免職；

(b) 秘書須出席所有股東大會及須為該等會議撰寫會議紀錄，及將會議記錄載入供該作用的適當書冊內。彼須履行由條例或本章程細則或由董事會訂定的其他責任；及

(c) 條例或本章程細則之條文所規定或授權由一名董事及秘書或向一名董事或秘書作出的事宜，不得由同一名同時以董事身份及秘書身份行事的人士作出。」

現有條文僅載有有關總經理及經理之委任。此為加入有關本公司主要人員之一公司秘書之條文。

13. 第124條：

在第124條末段加入以下內容：

「倘董事透過電話或其他電子傳訊方式參與董事會會議，其須被視作已出席該會議，並須被計入法定人數內。」

本條旨在容許以電話方式參與董事會會議。

14. 第131條：

刪去「根據最後先前的條文」之字樣並以「惟由董事根據第129條而作出的其他監管除外」之字樣取代。

本條文將為「由兩名或以上的該等委員會參與的任何該等會議及議事程序，須受本章程細則所載的規管董事會會議及議事程序所監管，惟由董事根據第129條而作出的其他監管除外。」

此為改正提述的錯誤條文。

15. 第134條：

刪去第134條，該條文訂明：

「由當時身處香港之所有董事簽署之書面決議案均具效力及作用，猶如其已於正式召開及舉行之董事會會議上獲通過者無異。」

以第134條新條文取代：

「134. 一項書面決議案如經由全體董事，或當時有權收到董事會會議通知書的替代董事簽署，除了該等在香港境外或因健康問題或身體殘障而暫時不能行動者外，(但須已有足夠人數構成法定人數)，又或由董事委員會的全體成員簽署者，將具有如同在有效召開及組成之董事會或董事委員會會議上通過的決議般有效。此決議案可記載於一份或多於一份形式相同的文件中，而每一份可由一名或多名董事或董事委員會的成員簽署。由董事或其替代董事藉掛號電報、用戶直通電報、商務電報、傳真或其他電子通訊方式而發出的文件，就本章程細則而言，須視作由其簽署的文件。」

本條旨在容許在數份相同格式的文件中簽署書面董事會決議案及接納決議案上的傳真簽署乃屬有效。

16. 第136A條：

加入第136A條新條文：

「136A. 本公司可有一個正式印章，用以在由本公司發出的股份或其他證券之證書上蓋章，此為條例第73A節所允許旳(除董事會另有規定外，前述的證書和其他文件均不須由董事、行政人員或其他人士在其上面簽署或以機器簽署，而即使沒有簽署或前述之機印簽署，每份該等蓋有正式印章的證書或其他文件均將根據本章程細則第17條而視為有效的)。本公司可根據條例的規定而管有一個正式印章並須經董事會決定以供在海外使用。本公司可憑蓋有印章的書面文件委派任何海外代理或委員會作為本公司正式委派的代表，使用該正式印章，而本公司可以對在海外使用印章訂下其認為適合的限制。」

此為註明股票可以無須簽署而予以發行，並准許本公司於海外使用正式印章。

17. 第161條：

刪除「刊載於報章內，定義見香港聯合交易所有限公司證券上市規則」之字樣，並以「在股東名冊中或刊載於香港每天流通的一份中文報章及一份英文報章」之字樣取代。

本條之內容將為「本公司可親自或透過以預先繳付郵費的函件以郵遞方式將通知書或文件寄到股東在股東名冊中所示的登記地址或刊載於香港每天流通的一份中文報章及一份英文報章，......................
....」

此乃闡明送達通知書之方式。

附錄三

以下為將於二零零一年五月十日召開的股東週年大會上提呈以供採納的組織章程細則。這些細則已包括載於附錄二內對現時的組織章程細則的多項修訂建議。除建議之修訂外，所有現時的細則維持不變。

公司條例(第三十二章)

股份有限公司

香港電燈集團有限公司

公司章程細則

A表

1. 載於「公司條例」附表一A表中的規例對本公司並不適用。 A表不適用。

釋義

2. 本章程細則的邊註並不影響對本章程細則的解釋及對本章程細則的釋義或解釋，惟其主題或內容有互相抵觸之處除外： 邊註不影響解釋。

釋義。

「香港」應指中華人民共和國香港特別行政區。 香港。

「本公司」應指 HONGKONG ELECTRIC HOLDINGS LIMITED香港電燈集團有限公司 本公司。

「公司條例」或「條例」指公司條例(香港法例第三十二章)及其不時生效的任何修訂本。 公司條例。

「本章程細則」或「本章程」應指現有的公司章程細則及所有不時生效的補充、修訂的或取代的章程細則。 本章程。

「特別決議案」含有公司條例所賦予的涵義。 特別決議案。

「註冊辦事處」應指本公司不時的註冊辦事處。 註冊辦事處。

「總辦事處」應指本公司不時的註冊辦事處。 總辦事處。

「資本」應指本公司不時的股本。 資本。

「股份」指在本公司資本中所佔的股份，並包括股額(除非股份與股額間有明示或暗示的分別)。 股份。

「股東」應指不時正式註冊為本公司資本股份的持有人。 股東。成員。

「登記名冊」指根據公司條例規定而存置的股東登記名冊。 登記名冊。

「董事」指本公司不時的董事。 董事。

董事會。 「董事會」應指本公司之董事會或有足夠法定人數出席之董事會會議之出席董事。

秘書。 「秘書」或「助理秘書」應指不時履行此等職位之相關職務的人士。

訂明費用。 「訂明費用」應指2.50港元或由董事不時決定或根據香港聯合交易所有限公司條例所訂明而容許的數額。

核數師。 「核數師」應指履行該職位之相關職務的人士。

主席。 「主席」應指主持任何股東大會或董事會會議的主席。

印章。 「印章」應指本公司不時的法團印章。

股息。 「股息」包括紅利。

元。 「元」應指可在香港合法流通使用的元。

月份。 「月份」應指公曆月。

年度。 「年度」應指從一月一日起至十二月三十一日止，首尾兩日包括在內的年度。

文字記錄。 「文字記錄」或「印刷記錄」應包括書面的、印刷的、平版印刷的、攝影的、打字的及其他所有視覺上的文字或數字的表現方式。

公司條例中的字眼於本章程有相同涵義。

表明為單數涵義的字眼應包括複數。表明為複數涵義的字眼應包括單數。意指男性的字眼應包括女性。提述男性的字眼應包括女性。提述個人的字眼應包括公司及法團。以上述為前提，任何字眼在公司條例中的定義，如非與本章程細則中的主題及／或內容有互相抵觸者，應與本章程細則中具有相同的涵義。

股本及權利的修改

資本。

3. 於採納本章程細則的日期時，本公司的資本應為3,300,000,000.00港元，由3,300,000,000股每股面值1.00港元的股份組成。

發行股份。

4A. (a) 在不損害先前授予已發行的股份的持有人或任何已發行的任何類別的股份的持有人的特別權利為原則(而該等特別權利除非有於下條細則中規定的同意或許可，否則不應被修改或廢止)，本公司在發行任何股份時(不論是否形成原有資本的一部份)，可附加不論是在股息，資本回報、表決或其他方面的優先、遞延或其他特別權利或限制，而該等權利或限制可由本公司不時藉普通決議案釐定。

(b) 在符合公司條例的規定下，本公司可發行優先股，該等股份是須贖回或可由公司選擇贖回的，並且是按於發行該等股份前，本公司藉由特別決議案決定的條款及方式贖回。惟如該贖回並非在股票市場或經由招標進行，則須受最高價格限制，又如該贖回是以招標方式進行，則必須讓所有該等優先股的持有人參與。

本公司購買或出資以購買其本身股份的權力。

4B. 本公司可以行使不時由條例或其他適用的條例、法規、法案或法律所授予或准許的，或並未被前述條例、法規、法案或法律所禁止，或並無與該等法例、法規、法案或法律互相抵觸的權力，以購買或收購本公司的股份(包括任何可以贖回的股份)。本公司亦可以行使前述的權力直接或間接地以貸款、擔保、提供保證或其他的方式提供財務安排，其目的是或是有關於任何人士購買或將購買本公司的任何股份。如本公司購買或收購本身的股份，本公司或其董事均毋須就同類股份的持有人之間或在該等人士與其他任何不同類別股份的持有人之間或根據任何類別股份所授予獲得股息或資本的權利而選擇按比例地或以任何其他指定方式去購買或收購有關股份，惟任何該等購買或收購或財務安排必須根據由香港聯合交易所有限公司及證券及期貨事務監察委員會所頒佈不時生效的任何有關規例或法規行事。

股份特別權利的修改。

5. 當本公司股本細分成不同類別的股份時，附加於任何類別的特別權利，在符合公司條例規定的前提下，可藉由四分之三的該類別已發行的股份的持有人給予書面同意而修改或廢止，或可藉由該類別的股份的持有人於個別股東大會上通過特別決議案給予認可(任何其他方式均無效)，該等修改或廢止可於本公司尚在營運之中，或正在進行或正籌劃清盤時作出。所有在本章程細則有關本公司股東大會及大會程序的規則，均可在加以適當的修改後適用於前述的個別股東大會，唯一例外的是法定人數必須是最少兩名持有三分之一已發行的該類別股份面額的人士，(但若在任何延期大會上，若未有前述法定人數時，則任何兩名該類別的股份的持有人，不論是親自出席或由他人代表出席的，即為法定人數)，而任何該等類別的股份持有人，不論親自或由他人代表出席，均可要求以投票方式表決，而在投票時其持有的每股股份均相當於一票。

6. 附有優先權利的任何類別的股份的特別權利，其在分配本公司利潤或資產方面的排名，不會在設立或發行新股份時有所改變，亦不會因此而優於該等新股份，惟在發行該等附有持別權利的股份時已有明確規定者外。

股份

7. 本公司可不時以普通決議案增加股本，而該數額及細分為股份份額由該決議案所訂明。

增加資本的權力。

8. 新股份將以股東大會通過之條款及條件發行，及附有在股東大會上通過的權利及特權，如並無指明，則由董事決定。尤其是該等股份可以在發行時附有收取股息的優先或保留權利，並可分配本公司的資產，及附有特別或並無任何投票權。

新股份可發行的條件。

9. 本公司可在發行任何新股份前，以普通決議案議定該等新股份或其中任何部份，在初次提呈發售時，以面值或溢價向所有當時的股東或任何類別的股東以彼等所持有股本數額最接近的比例，或作出任何其他規定以發行及配發新股份，而倘概無作出任何該等議定，或將議定事宜延期者，則新股份會以其為發行新股份前本公司現時資本中的股份一樣處理。

何時向現股東提呈。

10. 除在發行條件或本章程細則另有訂明者外，以設立新股份而籌得的任何資本將組成本公司原來資本的部份，而該等股份在催繳股款、及分期、轉讓及傳送、沒收、留置權、註銷、退回、投票及其他方面乃受載於本章程細則的規定所規範。

新股份組成原先資本的部份。

11. 受本章程細則就有關新股份的規則所規範，本公司所有未發行股份將由董事們處置，而董事可能向該等人士在任何時間或彼等認為適合的該等條款配發或授出選擇權或以其他方式出售股份，惟除根據公司條例的規則而發行者外，股份不得以折讓價發行。

股份由董事處置。

12. 本公司可能隨時向認購或同意認購(不論無條件或有條件者)本公司任何股份或促使或同意促使他人認購(不論無條件或有條件者)本公司任何股份的任何人士支付不超過百分之十的佣金，而倘佣金將由資本中支付或將予支付者，則需要遵守及符合條例的條件及規定，而在每個情況下，佣金將不得超過股份發行時的價格百分之十。

本公司可能需支付佣金。

13. 倘本公司發行任何股份的目的是為支付興建任何工程或樓宇，或為因長期未能作出盈利貢獻的任何廠房提供資金而籌集資金，則本公司可能就目前為止已繳納的該等股本的數額支付利息，而受條例所述的條件及限制所規範，可將所支付的利息作為資本支出，並為工程或樓宇或廠房興建中的成本。

有權將利息作為資本支出。

14. 除法律另有規定外，任何人將不會獲得本公司承認以任何信託方式持有任何股份，而本公司亦不受任何股份中平衡法權益、或有權益、未來權益或部分權益，或任何不足一股的股份中的任何權益，或任何股份中的任何其他權利(但根據本章程細則或其他法律另有規定者除外)所約束及不得被迫承認該等權益或權利(即使本公司已知悉有關事項)，但登記持有人對該股份全部的絕對權利不在此限。

本公司在股份方面不承認信託人。

股東名冊及股票

15. 董事須存置一份或多份股東名冊，而名冊將載有根據公司條例及其任何修訂所規定的資料。

股東名冊。

16. 凡姓名或名稱已記入登記名冊作為股東的每位人士，均有權在股份配發或提交轉讓書後二十一天內(或在股份發行條件所規定的其他期間內)，在按每一張股票繳付訂明費用後，可獲發給包括其名下全部股份的一張股票，及每張包括其名下一股或多於一股股份的多張股票。但如股份(一股或多於一股)是由數人聯名人士持有，本公司無須就此發出多於一張的股票，如就一股而向數名聯名持有人中的一人交付一張股票，即已作為充分交付股票予各聯名持有人。

股票。

17. 每張股份擁有權的股票均須蓋印本公司的印章(為此而言，可包括公司條例第73A節所認可的任何正式印章)後，方可發出。

股票證書。

18. 此後而發出的每張股票須載明其發行時的有關股份數目及因此而支付的數額，而格式可以由董事不時所訂明。股東如就有關其股份而需要超過一張的股票，須就每張股票繳付訂明費用。

每張股票須載明股份數目。

19. 倘任何股份為兩名或以上的人士的姓名而登記，則就有關在任何大會上投票、收取股息、收取通知書及與本公司有關連的所有或任何其他事宜皆以在股東名冊上排名首位的人士以視作為唯一股份持有人為準，惟在轉讓股份方面除外。

排名首位的聯名持有人被視作為股份的持有人。

補發股票。

20. 如股票已殘舊或遭污損，在向董事出示該股票後，董事可能將股票註銷，並可能在支付訂明費用後再發出一張新股票；而如股票遭遺失或銷毀，可在繳付訂明費用或董事認為合適的其他條款及條件下予以補發。

股東可給予在香港的地址。

21. 股東有權在於香港或以外的任何地址接取通知書。登記地址在香港以外的任何股東可以書面通知本公司位於香港的地址，作為送達通知書之登記地址。就並無登記地址之股東而言，則任何通知書如在總辦事處展示24小時者則被視作已收到通知書而該名股東在該通知書已在首先被出示的日期起計的翌日已被視作已收到。

留置權

公司的留置權。

22. 如股份(非悉數繳付股款的股份)涉及任何已催繳或於規定時間應繳付的款項(不論是否現時應繳付)，則本公司就該款項對該股份擁有第一留置權；並且在對於任何以某單一名人士名義登記的所有股份(悉數繳付股款的股份除外)方面，本公司亦就該股東或其遺產對本公司所負的所有債項及責任，對該等股份擁有第一留置及押寄權，不論於通知本公司有關該人士以外任何人士在任何股權上或其他權益之前或後涉及該債項及責任，及不論支付或免除該債項及責任到期與否，亦不論該債項及責任為該股東或其遺產與任何其他人士(不論是否本公司股東)的共同債項或責任。本公司對於股份的留置權(如有的話)須延伸到就該股份應支付的一切股息。董事可議決任何股份於指定期內免受本規則所約束。

根據留置權出售股份。

23. 本公司可按董事認為合適的方式，將本公司擁有留置權的任何股份出售；但除非留置權涉及一筆現時應繳付的款項，並且已向該股份當時的登記持有人發出一分書面通知，或已向因該持有人去世或破產而享有該股份的人士發出一份書面通知，述明及要求予以繳付留置權所涉款額中現時應繳付的部分，並預先通知打算出售該留置權，而且該通知發出後已屆滿十四天，否則不得將該股份售賣。

出售股份所得款項的運用。

24. 出售所得款項淨額(在支付出售成本支出後)須運用於繳付有關留置權所涉款額或償還有關的債項及責任，即現時應繳付的款項，而剩餘款項須付予當時享有該等股份的人士(但須受涉及非現時應繳付的款項而在出售前已存在的同樣的有關債項及責任的留置權所規限)。為使上述任何出售得以生效，董事可授權某人將售出的股份轉讓予購買人。

催繳股款

催繳股款。

25. 董事可不時(在其認為適當的時候)向股東催繳有關該等股東的股份的任何尚未繳付股款，而不以股份配發條件中訂定繳款的時間為準。催繳款項可以一筆過或以分期方式繳付。

催繳股款通知。

26. 任何催繳款項均須於事前給予最少十四天通知，指明付款時間、地點及催繳款項的收款人。

送交股東的通知書副本。

27. 第26條提及之通知書副本應以本章程細則所載有關本公司將通知書送交股東的形式送交股東。

每位股東均須於指定日期及時間繳付催繳股款。

28. 每位股東被催繳款項後，須於董事指定的一個或多個時間及地點支付該次催繳之款項予指定人士。

催繳股款通知可予公佈。

29. 有關每次催繳股款的指定收款人、付款時間及地點之通知，將以通告形式送達每位股東。

須當作已作出的催繳通知時。

30. 任何股款的催繳，須當作是在董事通過授權催繳股款的決議案時已作出。

聯名持有人的責任。

31. 股份的聯名持有人，須個別及共同負責繳付就有關該股份及其他款項到期所催繳的一切到期款項及分期款項。

董事會可對催繳股款期限延長。

32. 董事可不時酌情延長任何催繳股款的指定期限，及寬限所有或任何居住海外或其他董事認為應予以延期的股東，惟任何股東不得在非恩恤的情況下獲任何此等寬限。

未支付的催繳股款的利息。

33. 就股份所催繳或分期繳付的股款，如未於指定的繳付日期之前或當日繳付，欠下該款項的人士須就該款項支付利息，利息由指定的繳付日期起計算至實際繳付當日，息率為不超過年息十五釐。

催繳股款未支付前將不獲享特權。

34. 股東將不獲發任何股息或享有任何股東的特權，直至該股東支付欠下本公司的所有到期催繳股款及其他款項(不論為個人或與任何他人的共同欠款)，與及利息及支出(如有的話)。

35. 倘若需要透過訴訟行動或其他程序追討任何到期催繳股款，則在審訊或聆訊期間，必須證明被起訴的股東乃股東名冊上有關是項債項的股份持有人或其中一位股份持有人，而且是項催繳股款決議案必須正式紀錄於會議記錄上，並曾根據本章程細則發出催繳股款通知予被起訴的股東；但毋須提呈決定催繳股款的董事之委任證明或任何其他事宜。上述事宜的有關證明已是該債項的不可推翻的證據。

催繳股款訴訟所需證據。

36. 根據股份配發條款於股份配發時或於任何訂定日期到期應繳付的任何款項，不論是作為股份的面值或溢價，為就本章程細則而言，均須當作是正式作出的催繳股款及於指定日期支付款項，如不繳付，本章程細則中所有關於支付利息及開支、沒收或其他方面的有關規則即告適用，猶如該款項是憑藉一項妥為作出及通知的催繳股款而已到期應繳付一樣。

配發時應繳付款項當作為催繳股款。

37. 如有任何股東願意就其所持有的任何股份，提前以金錢或金錢所值繳付該等股份所涉及的全部或部分未催繳及未繳付的款項，則在董事如認為適合的情況下，可收取此等款項；在該股東提前繳付全部或部分該等款項時，本公司可就該款項支付利息，息率由董事及提前繳付該款項的股東議定。

提前支付催繳股款。

股份的轉讓

38. 載於本章程細則附表「A」之表格（或其他董事接受的格式）可作為所有股份轉讓的書面轉讓用途，惟須親筆簽署。董事會可在一般情況或任何特別之情況下（按其認為適合的條件）接納機印、機製或其他方式之轉讓人或承讓人之簽名為轉讓人或承讓人（視情況而定）之有效簽名。

轉讓表格。

39. 任何股份的轉讓文書將由轉讓人或承讓人或代表轉讓人或承讓人簽署，而在承讓人姓名載入股東名冊之前，轉讓人仍被視為股份的持有人。

執行轉讓。

40. 董事可拒絕就本公司擁有留置權的股份（非悉數繳付股款的股份）或股額作出股份轉讓的登記，倘若股份屬非悉數繳付股款的股份，對於董事不予批准轉讓的人士，董事亦可拒絕就該人士的股份作出股份轉讓登記，轉讓予承讓人。

董事可拒絕登記轉讓。

41. 董事亦可拒絕接受任何轉讓文書，除非：

轉讓規定。

(a) 就該轉讓文書而言，本公司已獲支付2.50港元（或根據香港聯合交易所有限公司的規則不時訂明的數目）；

(b) 轉讓文書已連同有關股票及董事會合理要求顯示轉讓人權利的證明文件作出股份轉讓；

(c) 轉讓文書只涉及一類股份而已；

(d) 轉讓文書妥為蓋印；

不得轉讓予幼兒等。

42. 幼兒或精神不健全者或法律上無行為能力者不得承讓股份。

轉讓證書。

43. 在每次股份轉讓後，轉讓人須交出所持股票作銷毀用，而該股票將被即時銷毀，而承讓人將就其承讓的股份獲一張新股票。倘若轉讓人將交出的股票上所載之任何股份保留，則轉讓人將就有關保留股份獲發一張新股票。本公司亦須保留該轉讓。

轉讓登記暫停。

44. 轉讓登記及登記名冊可在董事不時決定的時間及期間暫停辦理及辦公，但於任何年度內，此等登記或登記名冊的暫停辦理或辦公的期間不得超過三十天。

股份的傳轉

股份的登記持有人或聯名持有人身故。

45. 如股東身故，唯一獲本公司承認為對身故人士的股份權益具所有權的人士，須是（倘身故人士是一名聯名持有人）尚存的一名或多於一名聯名持有人及（倘身故人士是單一持有人）身故人士的合法遺產代理人；惟本條文所載的任何規定，並不解除已故聯名持有人的遺產就身故人士與其他人聯名持有的任何股份所涉的任何責任。

登記執行人與破產受託人。

46. 任何人士由於某股東身故或破產而成為有權享有任何股份者，於出示董事所不時恰當地要求其出示的證據時，及在符合下文的規定下，可選擇將自己登記為該股份的持有人，或選擇將其所提名的人士登記為該股份的承讓人。

選擇登記通知。

提名人登記。

47. 如成為有權享有股份的人士選擇以自己名義登記，須向本公司交付或送交一份由他本人簽署並述明他已作出如此選擇的書面通知；如選擇以其所提名的人士登記，則須簽署一份有關股份的轉讓書給予其所提名的人，以證實他的選擇。本規例中一切關於股份轉讓權利及股份轉讓登記的限定、限制及條文，均適用於前述的通知或股份轉讓書，猶如有關股東並未身故或破產，而有關的通知或股份轉讓書是由該股東簽署的股份轉讓書一樣。

保留股息直至已身故或破產成員股份轉讓或轉傳。

48. 由於持有人身故或破產而成為有權享有任何股份的人士，享有同等的股息或其他利益，如同假若他是該股份的登記持有人時本應享有的股息及其他利益。但董事可於其後(倘若認為適合)不就有關股份支付任何股息或給予任何利益，直至該人成為有關股份的登記持有人或有效轉讓該股份為止，但在符合第86條的規定下，該人可於會議期間投票表決，毋須等待該等股份轉讓後方可。

沒收股份

若催繳股款或分期股款未予支付而發出通知。

49. 任何股東如在指定的繳付日期時未有繳付催繳股款或繳付催繳股款的分期款項，董事可於其後的任何時間，在不損害第33條的原則下，當該催繳股款或催繳股款分期款項的任何部分仍未支付時，向該股東送達通知，要求他將催繳股款中或催繳股款的分期款項中所未繳付的部分，連同任何於繳付日期應已累算及將累算的利息一併繳付。

通知形式。

50. 上述的通知須另訂日期(不早於該通知送達日期起計十四天屆滿之時間)，以規定有關股東須在該日期或之前繳款；該通知並須述明，如在該指定的時間或之前沒有作出繳款，則該催繳股款所涉及的股份可被沒收。

若通知內的規定未獲遵從，股份可被沒收。

51. 如未有遵從前述任何通知內的規定，則可在其後的任何時間及在該通知所規定付款未獲繳付之前，將通知所涉及的任何股份沒收，而此項沒收可藉董事一項為此而通過的決議案達成。該沒收應包括沒收股份已宣派及未支付的所有股息。

沒收股份成為本公司的財產。

52. 任何被沒收的股份應被視作為本公司的財產，並可按董事認為合適的條款及方式出售或處置；而在出售或處置該股份前的任何時間，董事可按其認為合適的條款取消該項沒收。

即使股份被沒收，仍須支付的欠款。

53. 如任何人士的股份已被沒收，則就該沒收的股份而言，該人士將不再作為股東，但即使有此項規定，在沒收股份當日其就該股份應繳付予本公司的一切款項，與及由沒收日期起至付款當日期間，以不超過年息十五釐計算的利息，仍須由其負責繳付，並且可按董事認為合適方式強制執行要求該等支付而毋須於沒收期間按股份值作任何扣減，但倘若並且當本公司已悉數收取有關該股份的一切該等款項時，該名人士的付款責任即告終止。

沒收證據。

54. 任何法定聲明書，如述明聲明人是本公司的董事或秘書者，並述明本公司某股份於聲明書所述的日期已被妥為沒收，則相對於所有聲稱享有該股份的人而言，即為該聲明書內所述事實的確證。本公司可收取由任何售賣或處置該股份所獲給予的代價(如有的話)，並可簽立一份股份轉讓書，該轉讓書的受益人是獲得所售賣或處置的股份的人士，而該名人士須隨即被登記為股份持有人；該名人士對如何運用有關股份的買款(如有的話)無須理會，而其對該股份的所有權，不得因有關沒收、售賣或處置股份的程序有任何不規則或可使失效之處而受到影響。

沒收後的通知。

55. 倘若任何股份將被沒收，有關股東應在緊接沒收前就該決議案接獲通知，而該沒收事項及沒收日期將即記錄於登記名冊內。

廢止沒收的權利。

56. 即使上述任何沒收生效，董事可於任何時間，在任何將被沒收的股份被出售、再配發或以其他方式處置前，根據有關股份所涉及的所有支出及到期催繳股款及利息的支付條款，及其認為適合的更多條款(如有的話)，允許贖回被沒收的股份。

股份沒收不損害已催繳股款。

57. 股份沒收將不損害本公司對任何已催繳股款的權利。

就沒有繳付的任何款項沒收股份。

58. 本章程細則中關於沒收的條文，均適用於根據股份發行條款而於所定時間到期應繳付而沒有繳付的任何款項(不論以股份的面值或溢價發行)，猶如該款項已憑藉一項妥為作出及通知的催繳股款而應繳付一樣。

股額

轉換為股額的權利。

59. 本公司可藉普通決議案，將任何已繳付股款的股份轉換為股額，以及不時透過類似決議案將任何股額再轉換為任何面額的已繳付股款的股份。

股額的轉讓。

60. 股額持有人可將股額或其中任何部分轉讓，其轉讓方式及所須符合的規例，如同產生該股額的股份若在轉換前作出轉讓則本可採用的方式及本須符合的規例，或在情況容許下盡量與之相近；董事可不時規定其認為適合的可轉讓股額的最低額，但該最低額不得超過產生該股額的股份的面額。持股人就任何有關股額將不獲發權證。

61. 股額持有人須按其所持股額而在股息、公司清盤時獲分配公司的資產、公司會議表決權及其他事項上，享有猶如其持有產生該股額的股份所享有的同樣權利、特權及利益；如任何此等特權或利益(不包括分享公司的股息及利潤)在該股額倘若以股份形式存在時是不會由該股份授予的，則不可根據股額而授予該等特權或利益。

股額持有人的權利。

62. 在本章程細則中，凡適用於已繳足股款的股份者，均適用於股額；規例中凡有「股份」及「股東」各詞，須包括「股額」及「股額持有人」。

釋義。

資本的更改

63. (a) 本公司可藉普通決議案：

合併及分拆股本及再分拆及註消股份。

(i) 將本公司的全部或任何股本合併及拆分為款額較其現有股份為大的股份；

(ii) 將本公司的現有股份或其中任何部分再拆分為款額較組織章程大綱所訂定為小的股份，但仍須受公司條例的條文所規限；

(iii) 將截至有關決議案通過當日尚未被任何人士承購或同意承購的任何股份註銷。

(b) 本公司可藉特別決議案，並在符合法律所許可的情況及取得法律所規定取得的同意，以及受該許可的情況及同意所規限下，以任何方式減少本公司的股本、任何資本贖回儲備金或任何股份溢價帳。

減少股本。

借貸權力

64. 董事可不時為本公司酌情籌集或借貸或保證任何款項的支付。

借貸權力。

65. 董事可按個別及其認為適合的條款及情況下，以個別及其認為適合的方式籌集或保證有關款項的支付及償還，並發行債權證或本公司的債權股證，以本公司所有或任何部分物業(現在及將來的)包括當時尚未催繳的股本作押記。

可作借貸的情況。

66. 債權證、債權股證及其他證券可安排為可予以轉讓，不受本公司與接受有關發行的人士之間任何衡平法權益所規限。

轉讓。

67. 任何債權證、債權股證、債券或其他證券可以折扣、溢價或其他方式發行，並附有包括股份贖回、交還、兑現、股份配發及出席公司股東大會並擁有投票、委任董事及其他方面等任何權利。

特權。

68. 董事應根據公司條例的規則、為所有影響本公司產權的按揭及押記條文，安排一份正式的登記冊並妥善保管，並且應就冊上指明的登記按揭及押記事項妥為遵從公司條例。

存置的押記記錄。

69. 倘若本公司任何未催繳股本被押記，其後押記者須受該前押記所限制(惟未享有優先權)，且不能在通知有關股東後取得該前押記的優先權。

未催繳股本的按揭。

股東大會

70. 除年內舉行的任何其他會議外，本公司須每年舉行一次大會，作為其股東週年大會，並須在召開大會的通知書中指明該會議為股東週年大會；本公司舉行股東週年大會的日期，與本公司下一次股東週年大會的日期相隔的時間不得多於十五個月。股東週年大會須在董事所指定的時間及地點舉行。

股東大會何時舉行。

71. 股東週年大會以外的所有其他股東大會，均稱為股東特別大會。

特別大會。

72. 當董事會認為適合時，可召開股東特別大會，並須應公司條例所訂定的請求書召開股東特別大會，如沒有應該請求書召開股東特別大會，則可由該請求人召開特別大會。

召開股東特別大會。

73. 股東週年大會及為通過特別決議案而召開的會議，須有為期最少二十一天的書面通知，而除週年大會或為通過特別決議案而召開的會議外，公司的其他會議亦須有為期最少十四天的書面通知，始可召開。通知期並不包括送達或當作送達通知書的當日，亦不包括舉行會議當日。會議通知書須指明開會的地點、日期及時間，如有特別事務，則須指明該事務的一般性質。召開股東週年大會的通知書應指明會議為

大會通知。

週年大會，而為通過特別決議案而召開的會議，則須指明其召開目的為通過特別決議案。每次大會的通知書均須以下述形式發予所有股東及當時本公司的核數師，惟根據本章程細則或其持有的股份發行之條款，不應接獲本公司有關通知書的股東除外。

有關遺漏發出通知。

74. 如因意外遺漏而沒有向任何有權接收會議通知書的人發出會議通知書，或任何有權接收會議通知書的人沒有接獲會議通知書，均不使有關會議的議事程序失效。

大會的議事程序

特別事務。

週年大會事務。

75. 在特別股東大會上所處理的一切事務，均須當作為特別事務，而在股東周年大會上所處理的一切事務，除宣布股息、參閱、審議及通過帳目及資產負債表及董事與核數師一般的報告書及其他資產負債表附載文件、選舉因輪換或其他原因而卸任之董事、核數師及其他主要人員、釐定核數師酬金及投票表決董事酬金或其額外酬金外，亦須當作為特別事務。

法定人數。

76. 所有股東大會的法定人數為五人。在任何股東大會上，當進行處理任何事務時，除非有構成法定人數的股東出席，否則不得在會上處理事務。

當法定人數不足時，會議何時可予解散或延期。

77. 如在指定的舉行會議時間後半小時內，未有法定人數出席，而該會議是應股東的請求書而召開的，則該會議即須解散；如屬其他情況，該會議須延期至下星期的同一日在董事所決定的時間地點舉行；如延會未有構成法定人數的股東出席，則兩位股東出席即構成法定人數，並可處理召開會議的事務。

大會主席。

78. 董事會的主席須以主席的身分主持每次股東大會；如無董事會主席，或其在指定舉行股東大會的時間後十五分鐘內仍未出席，則出席的股東須在與會的董事中推選一人擔任會議主席；如無董事出席，或所有出席董事均不願意擔任會議主席，或推選的會議主席卸任主席一職，則出席的股東須在與會的股東中選出一人擔任會議主席。

押後股東大會的權力。延會事務。

79. 大會主席在任何有法定人數出席的會議的同意下，可將會議延期，在不同的時間及地點舉行，但在任何延會上，除處理引發延會的原來會議所未完成的事務外，不得處理其他事務。

無須經點票通過決議案時，通過決議案的證明。

80. 在任何股東大會上交由會議表決的決議案，須以舉手方式表決，除非由下列的人要求(在宣布舉手表決的結果之時或之前)以投票方式表決，則不在此限：

(a) 主席；或

(b) 最少五名親自出席或委派代表出席的股東；或

(c) 佔全體有權在該會議上表決的股東的總表決權不少於十分之一，並親自出席或委派代表出席的任何一名或多於一名股東；或

(d) 持有授予在該會議上表決權利的本公司股份的一名或多於一名股東，而就該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

除非有人如此要求以投票方式表決，否則主席宣布有關的決議案，已獲舉手表決通過或一致通過，或獲某特定大多數通過，或不獲通過，並且在載有公司議事程序記錄的簿冊內已登載相應的記項，即為有關事實的確證，而無須證明該項決議案所得的贊成票或反對票的數目或比例。

以投票方式表決。

81. 如根據上述情況，須以投票方式表決，應立即或於一段期間或延期後，於會議主席指定的時間地點以其指示的方式進行。如會議須以投票方式進行表決，投票表決結果應當作該會議的決議案。以投票方式表決的要求可予撤回。

於何情況下，以投票方式表決將不予延期。

82. 凡就選舉主席或就會議應否延期的問題而要求以投票方式表決，須於要求提出後隨即進行，不可延期。

主席有權投決定票。

83. 在舉手表決或要求以投票方式表決的會議上，不論是以舉手或投票作出的表決，如票數均等，該會議的主席有權投第二票或決定票。

即使要求以投票方式表決，會議事務仍可繼續。

84. 會議進行的任何事務將不受以投票方式表決的要求影響，惟要求以投票方式表決的問題除外。

股東的投票

股東的投票。

85. 在符合任何一個類別或各個類別的股份當其時所附有的任何權利或限制的規限下，如以舉手方式表決，則每名親自出席的股東均有一票，而如以投票方式表決，每名股東就其所持有的每股股份均有一票。

86. 任何人士如根據第46條有權轉讓任何股份，可於任何股東大會就有關事宜投票，投票方式尤如該股份的登記持有人一樣；惟須在會議或延會(如該人欲投票)舉行前最少四十八小時，該名人士轉讓有關股份的權利必須為董事所信納或董事已於較早前接納其於會議就有關事宜的投票權。

有關已身故或破產股東的表決權。

87. 當任何股份為聯名登記持有人持有時，其中一人可親自或委派代表可於任何會議親身或委派代表表決，尤如股東為其個人擁有者；如多於一名聯名持有人親自或委派代表出席任何會議，則按上述人士就該等股份於股東名冊排名首位者可獨享就有關事宜的表決權。如股東已身故，其數位遺產管理人及遺囑執行人均根據本條文當作其名下任何股份的聯名持有人。

聯名持有人。

88. 精神不健全的股東，或由對於精神病案件具有司法管轄權的法院作出的命令所指的股東，不論是在舉手或投票以作出表決中，均可由其受託監管人、接管人、財產保佐人，或由法院所指定具有監管人、接管人或財產保佐人性質的其他人作出表決；任何此等受託監管人、接管人、財產保佐人或其他人士，均可在以投票方式進行的表決中，由代表代為表決。

精神不健全的股東的表決權。

89. 任何股東，除非已繳付公司股份中所有現時應由其繳付的催繳股款或其他款項，否則無權在任何股東大會上表決，亦不被計算在法定人數內。

公司催繳股款到期未繳的股東並無表決權。

90. 在以投票方式進行的表決中，有關人士可親自或由代表或受權人代為表決。

委任投票代表。

91. 委任投票代表的文書，須由委任人或由委任人以書面妥為授權的受權人簽署；如委任人為法團，則該份文書須蓋上印章，或由妥為授權的高級人員或受權人簽署。受委之投票代表本身無須是本公司的股東。

委任投票代表的文書。

92. 委任投票代表的文書，及其他據以簽署該委任投票代表的文書的授權書或特許書(如有的話)，或該授權書或特許書由公證人核證後的核證副本，須於該文書所指明的人士擬行使表決權的會議或延會舉行前不少於四十八小時，存放在本公司的註冊辦事處。如並無遵照以上規定行事，則該委任投票代表文書即不得視為有效。是項委任投票代表文書有效期為簽署後十二個月，期後將告無效。

委任投票代表的文書必須存放。

93. 委任投票代表的文書：

委任投票代表表格。

(a) 的形式須為任何慣常或常見的形式或任何其他董事核准的形式；

(b) 賦予該代表就會議提出的任何決議案(或修訂)隨其意願投票的權力。發予股東的任何表格若用作委任投票代表出席處理特別事務(詳見第75條)的股東特別大會或股東週年大會並於會議上表決，該表格須使股東能按其意思指導代表就任何該等特別事務的每項決議進行贊成或反對(或如代表未得到妥善指導，則可就上述決議案酌情行事)而作出表決；及

(c) 在任何與其相關會議的延會同樣有效(除非文書內載有相反情況)。

94. 委任投票代表的文書，須當作有授權予代表要求或參與要求以投票方式表決。

委任投票代表文書的權力。

95. 按照委任投票代表文書的條款作出的表決，即使委託人在表決前去世或患上精神錯亂，或撤銷代表或受權人委任，或撤銷據以簽立委任投票代表文書的權限，或藉以委任代表的有關股份已經轉讓，該表決仍屬有效；但如在行使該代表權的會議或延會開始之前，本公司的辦事處已接獲前述去世、患上精神錯亂、撤銷或轉讓等事情的書面提示，則屬例外。

投票代表的表決權仍然有效，雖然其權限已予撤銷。

96. 凡屬本公司股東的任何法團，可藉其董事或其他管治團體的決議案，授權其認為合適的人士作為其代表，出席本公司或本公司任何類別股東的任何會議；如此獲授權的人有權代其所代表的法團行使權力，該等權力與該法團假若是本公司的個人股東時本可行使的權力相同。

法團由代表在會議上代其行事。

註冊辦事處

97. 本公司的總辦事處為其位於香港的註冊辦事處，而本公司業務須於該處及其他董事認為適合的地方經營。

註冊辦事處。

董事會

98. 除非在股東大會上另行決定，否則董事人數不得少於四名或超過二十二名。

董事會的組成。

董事會可填補空缺。

99. 董事有權不時及在任何時間委任任何合資格人士出任董事，以填補臨時空缺或新增加入董事會，但董事的總人數於任何時候均不得超過按照上文訂定的數目，而除非獲得董事會大部份董事同意，該委任不會生效。如此獲委任的董事，只任職至下屆普通週年大會，惟於其時有資格再度當選。

替代董事。

100. 任何董事可不時委任獲大部份董事批准的任何人士為其替代董事，因其未克出席的任何會議而代表其出席，獲委任人士當其身為替代董事的職位時，將有權獲得身為董事的董事會會議通告並出席及投票，而無權獲得任何報酬，惟來自委任其為替代董事的董事的報酬除外。所作出的任何委任可由委任人或大部份其他董事隨時撤回，而根據本條文而作出的委任或撤回將以書面通知交予本公司之秘書後，方為有效。在委任人因任何理由而不再為公司董事後，其替代董事將因此而不再為替代董事。

董事無須持有資格股份。

101. 董事毋須持有任何資格股份。

董事可以請辭。

102. 董事可隨時以書面向董事們提出請辭，並將該通知送達香港註冊辦事處，而在董事會接受其請辭後(惟不能在此之前)，其職位方可懸空。

董事酬金。

103. 本公司須以本公司的資金向董事就其提供的服務支付酬金，酬金數額(如有)須由本公司不時以普通決議案釐定，而酬金須以董事協定分配比例及方式分配，或倘未能協定，則平均分配予董事。

特別酬金。

104. 董事會可向任何在被要求時向本公司或應本公司的要求提供任何特別或額外服務的董事授出特別酬金。該等特別酬金可支付予董事作為其以董事身份獲發的普通酬金以外的額外酬金或取代其為董事的普通酬金，而該等特別酬金可透過發放薪金或參照本公司盈利後計算的佣金(由董事會釐定)支付。

即使出現空缺，董事仍可行事。

105. 即使董事會出現任何空缺，在任的董事仍然可以行事，但如董事人數減至少於上述訂定的最少人數規定，則在任的董事除了為填補空缺外，不得在董事人數少於最少規定人數的情況下行事。

董事須停任的情況。

106. 董事如有下述情形，即須停任董事職位：

(a) 如該名董事破產或已獲發接管令或終止付款或與其債權人訂立債務重整協議。

(b) 如該名董事患上精神病或精神不健全。

(c) 如所有其他董事一致議決該名董事在身體上或精神上不能履行董事旳職能。

(d) 如該名董事未獲董事會同意而連續三次或以上缺席董事會會議，或如該名董事未在之前獲得董事會同意而離開香港超過六個月。

(e) 如該名董事以書面通知本公司提出請辭，而該項請辭已獲董事會接納。

董事可與本公司訂約。

107. (1) 董事概不會因其董事職位而不得以賣方、買方、代理或經紀或其他身份，及以個人身份或透過任何商號或公司(而其為該商號或公司的合夥人或股東或在其中擁有權益)就本公司擁有權益的任何業務或交易訂立合約或安排，而由本公司或本公司代表與任何人士、商號或公司(乃任何董事以任何方式擁有權益的商號或公司)訂立之任何合約或安排乃毋須避免，而訂約或擁有權益的任何董事，亦概毋須基於該名董事正擔任董事職位的理由或基於因此而建立的受信人關係的理由，而就任何該等合約、安排、業務或交易所變現的任何盈利向本公司作出交代；但如上述者訂約或擁有權益的任何董事，須在釐定合約、安排、業務成交易後的董事會會議上，或在任何其他情況下在其取得其權益之後首個董事會會議上，披露其所佔權益的情況(如當時已存在者)。一份有關董事為任何指明商號或公司的股東，或將被視為於與該商號或公司訂立的任何合約、安排、業務或交易擁有權益的一般通告，根據本章程細則下乃為足夠的披露，而在作出該一般通告後，則不須就上述與該商號或公司訂立的任何特定合約、安排、業務或交易，作出任何特別通告。

(2) 本公司董事可能是或可能成為由本公司創辦或本公司作為賣方、股東或以其他名義而擁有權益的任何公司的董事，而該名董事無須就其以董事身份或以該公司股東身份收取的任何利益作出交代。

(3) 董事不得就有關其擁有重大利益的任何合約或安排或建議作出投票或獲計入會議的法定人數內，及即使該名董事作出投票，其所投的票亦不得計算在內，但此項限制不適用於下列各項：

(a) 就董事應本公司或其任何附屬公司的要求或為本公司或其任何附屬公司的利益借出款項或由其產生或承擔的責任，而向該名董事提供任何抵押或賠償保證的任何合約或安排或建議；及／或

(b) 由本公司就本公司或其任何附屬公司的負債或責任向第三方提供任何擔保、抵押或賠償保證的任何合約或安排或建議，而該名董事本身個別或共同根據擔保或賠償保證或提供抵押而承擔全部或部份該等負債或責任；及／或

(c) 有關由本公司(或本公司可能創辦或持有權益的任何其他公司)要約或邀請以供認購或購買的股份或債權證或其他證券的任何合約或安排或建議，而該名董事參與或將會參與該等要約或邀請的包銷或分包銷事宜而擁有權益；及／或

(d) 與任何其他公司訂立的任何合約或安排或建議，而該名董事僅以該其他公司的高級人員的身份擁有權益；及／或

(e) 與任何其他公司有關的任何合約或安排或建議，而該名董事以股份持有人或其他證券持有人的身份直接或間接擁有該公司的權益，惟該名董事連同其任何聯繫人士(定義見香港聯合交易所有限公司當時的規則)於該等股份或證券的權益，乃少於該等已發行股份或證券或該等股份或證券所附的投票權的百份之五；及／或

(f) 有關採納、修訂或執行任何該名董事可能獲益的僱員股份計劃的任何合約或安排或建議；及／或

(g) 有關採納、修訂或執行有關本公司或其任何附屬公司的董事及僱員的退休金或退休、身故或傷殘福利計劃的任何合約或安排或建議，而該等計劃或基金並無向任何董事給予該等計劃或基金之該類人士一般未獲賦予的特權或優惠；及／或

(h) 該名董事僅因擁有本公司股份或債權證或其他證券的權益而以與其他持有本公司股份或債權證或其他證券的人士相同的方式擁有權益的任何合約或安排或建議。

董事總經理

108. 董事會可不時委任一名或多過一名董事會成員出任本公司的董事總經理，及可透過支付薪金或佣金或賦予其分享本公司盈利的權力，或結合此等方法之中兩項或以上的方法，釐定其或彼等的酬金。

委任董事總經理的權力。

109. 每名董事總經理可在其本身與本公司有關其受聘為董事總經理所訂立的任何合約的條文規限之下，被董事會撤換或免職，而另外一名人士可獲委任接替其職位。

及免職。

110. 董事總經理在繼續出任該職位的時候，不須輪席退任，而在釐定其他董事須輪席退任的事宜上或退任人數事宜上，其不會被計算在內。但就請辭、免職、及取消資格方面所受的規限與其他董事無異，而倘其因任何原因不再擔任董事之職，其須因此而終止其董事總經理職位。

董事總經理不須輪席退任。

111. 董事會可不時將其認為適當的董事會所有或任何權力(不包括催繳、沒收股份、借款或發行債權證的權力)付託予或賦予董事總經理。但董事總經理行使所有權力，須受董事會可能不時作出及施加的規例和限制所約束，而上述權力可隨時撤回、撤銷或更改。

可下放權力。

管理

112. 除非及直至董事已行使本章程細則第113條至第115條所賦予的權力前，本公司的業務須由董事管理，董事除獲本章程細則所明確賦予的權力和授權外，亦可行使及作出本公司可能行使或作出而本章程細則或條例均無明確指示或規定須由本公司在股東大會上行使或作出的所有該等行動或事宜，惟須受限於條例及本章程細則的規定，及由本公司在股東大會上不時制訂的任何規例(與條例的條文或本章程細則並非不一致的規定或規例)所規限，惟就此制訂的規例而言，不得令該等由董事之前作出，並且在該等規例並未制訂的情況下而有效的任何行動成為無效。

董事獲賦予本公司一般權力。

經理

113. 董事可不時委任本公司一名總經理、一名經理或多過一名經理，及可透過支付薪金或佣金或賦予其分享本公司盈利的權利，或結合此等方法之中兩種或以上的方法，釐定其或彼等的酬金，及向該等可能由該名總經理或該名或該等經理為本公司業務僱用的任何人員支付營運支出。

經理之委任及酬金。

任期及權力。

114. 該名總經理或該名或該等經理的任期可由董事會決定，而董事會倘認為適當可向其或彼等賦予董事會的所有或任何權力。

委任之條款及條件。

115. 就本文第113條及第114條而言，董事可與任何該名總經理或該名或該等經理根據董事按本身的絕對酌情權可在各方面認為適當的條款及條件訂立協議，包括向該名總經理或該名或該等經理授出權力，委任一名或多於一名助理經理或委任其他僱員作為彼等的下屬，目的為進行本公司的業務。

秘書。

115A. (a) 秘書須由董事會委任，而任何獲委任的秘書可由董事會免職；

(b) 秘書須出席所有股東大會及須為該等會議撰寫會議記錄，及將會議記錄載入供該作用的適當書冊內。彼須履行由條例或本章程細則或由董事會訂定的其他責任；及

(c) 條例或本章程細則之條文所規定或授權由一名董事及秘書或向一名董事或秘書作出的事宜，不得由同一名同時以董事身份及秘書身份行事的人士作出。

董事輪席退任

董事的輪席及告退。

116. 在每次的股東週年大會上，任職最長的兩位董事將退任。倘有兩位或以上的任職期為相等者，則以董事或董事們間的協定或抽籤決定。一名董事的任職期將以其先前離職後的上次被選任或委任起計。退任董事將有資格獲得重選。

填補空缺的大會。

117. 本公司在任何股東大會上如任何董事以上述的方式退任，則將要選出相同數目的人士為董事以填補空缺，並且在並無通知的情況下可填補任何其他空缺。

退任董事留任直至委任出繼任人。

118. 倘於應進行選舉董事的任何股東大會上，退任董事的空缺仍未完全填補，則彼等未被填補空缺的退任董事或該等人士將被視作已被重選而倘願意者，則會留任至下一個股東週年大會，而每年留任直至空缺被填補為止，惟在該等大會上議定減低董事數目者除外。

在股東大會上增加或減少董事數目的權力。

119. 本公司可不時在股東大會上增加或減少董事的數目，並可以修改彼等的資格及薪酬，而亦可定出該等增加或減少數目的董事的輪席離任的安排，惟董事的數目將不得少於四位。

董事候選人必須給予通知。

120. 除已卸任董事外，任何人如未獲董事推薦，均無資格在任何股東大會上獲選出任董事職位，除非該名人士本身或其他股東建議推選其出任董事，並最少於會議舉行前七個整天留交本公司一正式簽署的書面通知，表明其候選資格，或該等股東推薦建議的意向。

董事登記冊及通知公司註冊處有關轉變。

121. 本公司應將一本載有董事名字、地址及職業的登記冊存放於辦公室，及將該登記冊其中一副本送交公司註冊處，並根據公司條例規定，不時通知公司註冊處有關該等董事的任何變動。

以特別決議案罷免董事的權力。

122. 本公司可根據特別決議案於任何董事任期屆滿前罷免其職務，並且另選合資格人士接任。任何當選者之任期只相當於該名董事若未被罷免的任期。

即使委任失當，董事或董事委員會所作事務仍然有效。

123. 董事或董事委員會或任何署理董事職務之人士均有權於任何會議上進行事務，即使其後發現委任該等董事或人士失當或該等或任何該等人士已喪失資格，該等會議事務仍屬有效，猶如每名該等人士均經妥為委任並具有資格擔任董事之職。

董事的議事程序

董事會議、法定人數等。

124. 董事如認為適合，可舉行會議以處理事務、將會議延期及以其他方式規管會議及議事程序，並決定處理事務所需法定人數。除非另行訂定，否則該法定人數須為五名董事。對於任何當時不在香港的董事會成員而言，無須向其發出董事會議通知書。倘董事透過電話或其他電子傳訊方式參與董事會會議，其須被視作已出席該會議，並須被計入法定人數內。

董事可召開會議。

125. 董事及秘書或由董事委任的其他人士在應董事的要求下，可召開董事會議。

如何決定問題。

126. 在任何會議上提出的問題，須由過半票數決定。如票數均等，則主席有權投第二票或決定票。

127. 董事可選出一位董事會會議的主席，並決定其任職的期限；但如無選出主席，或在任何會議上，主席在指定舉行會議的時間之後十五分鐘內仍未出席，則出席的董事可在與會的董事中選出一人擔任會議主席。 主席。

128. 具有法定人數出席的董事會會議，應有權行使根據當時本公司章程細則所賦予而董事可行使的所有或任何權力、特准及酌情權。 會議的權力。

129. 董事可將其任何權力(催繳股款及借貸權力除外)下放予包括其認為合適的一名或多過一名董事作為成員的委員會；董事亦可不時撤銷該等下放權或委任，並革除任何該等委員會全部或部份成員或職能，惟各委員會於成立後必須行使其所受權力並遵守董事不時委予的任何規則。 委任委員會及下放的權力。

130. 如任何該等委員會在妥為符合有關規則的情況下達至其目標，其所作事務應與董事所作的具有同等效力及作用。在股東大會上得到本公司同意後，董事有權向任何特別委員會支付酬金並將該等酬金費用列為本公司的當時支出。 委員會所作事務跟董事所作的具有相同效用。

131. 由兩名或以上成員的該等委員會參與的任何該等會議及議事程序，須受本章程細則所載的規管董事會會議及議事程序所監管，惟由董事根據第129條而作出的其他監管除外。 委員會的議事程序。

132. 一切由任何董事會或董事委員會作出的，或由任何以董事身份署理職務的人士作出的事宜，即使其事後被發現該董事或上述以董事身份署理職務的人士之委任有欠妥之處，或彼等或其中之任何人士已喪失資格，該等事宜均為有效，猶如該等事宜乃由經正式委任為董事及有董事資格之人士所執行者。 董事或委員會之行為即使有欠妥之處仍須為有效。

133. 不論董事會有任何空缺，留任的董事可繼續執行職務，但如果董事人數減少至低於本章程細則所訂立的董事法定人數，則留任的董事只能為增加董事人數至所須的法定人數或為召開本公司的股東大會之目的(而不能為其他目的)而執行事務。 特定情況下董事會法定數的權力。

134. 一項書面決議案如經由全體董事，或當時有權收到董事會會議通知書的替代董事簽署，除了該等在香港境外或因健康問題或身體殘障而暫時不能行動者外，(但須已有足夠人數構成法定人數)，又或由董事委員會的全體成員簽署者，將具有如同在有效召開及組成之董事會或董事委員會會議上通過的決議般有效。此決議案可記載於一份或多於一份形式相同的文件中，而每一份可由一名或多名董事或董事委員會的成員簽署。由董事或其替代董事藉掛號電報、用戶直通電報、商務電報、傳真或其他電子通訊方式而發出的文件，就本章程細則而言，須視作由其簽署的文件。 董事決議案。

135. 如出於自願，任何董事均可被要求履行額外的服務或為本公司的任何業務而作出任何特別的勞力，而本公司可以定額款項，或利潤中的百分比，或董事決定的其他形式作為酬金，而該等酬金可以作為上述董事酬金的額外或替代報酬。 額外服務的酬金。

一般管理和印章的使用

136. 董事會須妥當保管印章，除在根據本章程細則第17條所規定的使用印章於股份證書上外，只可在已有董事會授權時使用印章，而且須由一名董事及秘書或由董事委任的其他人士在每份蓋有印章的文書上簽署。每份根據本條及第17條規定的方式而簽立的文書，須視為是已有董事的授權而蓋章及簽訂的。 印章的保管。

136A. 本公司可有一個正式印章，用以在由本公司發出的股份或其他證券之證書上蓋章，此為條例第73A節所允許的(除董事會另有規定外，前述的證書和其他文件均不須由董事、行政人員或其他人士在其上面簽署或以機器簽署，而即使沒有簽署或前述之機印簽署，每份該等蓋有正式印章的證書或其他文件均將根據本章程細則第17條而視為有效的)。本公司可根據條例的規定而管有一個正式印章並須經董事會決定以供在海外使用。本公司可憑蓋有印章的書面文件委派任何海外代理或委員會作為本公司正式委派的代表，使用該正式印章，而本公司可以對在海外使用印章訂下其認為適合的限制。 正式印章。

137. 不論為任何目的而由本公司的資金中開出的所有支票及股息支票，均須有由董事會以決議案不時委任的人士的簽署。 支票。

138. 本公司可以藉蓋有本公司印章的文書授權任何人士在任何香港以外的地方，全面地或只在任何特定事務上作為本公司的代辦人，代表本公司簽立契據及文書，及訂立和簽署合約。每份由該等代辦人代表本公司簽訂及蓋有其印章的契據，均猶如以本公司印章蓋印般對本公司具有約束力和具同等效力。 由代辦人簽立契據。

利潤資本化

資本化的權力。

139. 本公司在股東大會上可在應董事的推薦建議後，議決本公司將其當時記在任何本公司儲備賬戶內的貸項或損益表內的貸項的任何部份或在可供分發的款項的任何部份(而該等款項無須作為繳付任何有權取得固定優先股息股份的固定股息)化為資本。據此，該款項可分發予若要分發股息而有權分得該部份款項的股東，且須按相同的比例分發，但條件是該款項不能以現金分發，而只能用作繳付該等股東各自所持有的任何股份當時未繳足之股款或悉數繳付將予配發的本公司未發行股份或債權證而入賬列為繳足，並按前述比例分發給該等股東，又或部份用上述一種方式而部份用上述另一種方式處理；董事須使上述決議案得以生效：

而就本規則而言，若動用股份溢價賬及資本贖回儲備金，則只可用作悉數繳付未發行的股份，用以向本公司股東派發紅股。

資本化決議案的效力。

每當此等決議案如前述般通過，董事須對議決須資本化的未分配利潤作出所有撥付及運用，以及進行所有有關的配發及發行全部繳足股款的股份或債權證(如有的話)的事宜，並總括而言，須作出為使決議案得以生效的一切作為及事情，若有股份或債權證須以零碎單位派發者，董事有全權可作出其認為合適的處理方法，發行零碎股票或債權證或支付現金或以其他方式支付(包括將零碎的權利撥歸本公司而非有關股東)。而董事亦可授權任何人士代表有權分得該等股份或債權證的所有股東與本公司訂立協議，訂定將他們按該項資本化行動可獲配發的入帳繳足股款的任何更多股份(或債權證)分配給他們(或如情況有此需要，訂定本公司將議決須資本化的個別股東的部份利潤，運用於繳付該等股東現有股份中未繳付的股款或其部份)，據上述授權而訂立的任何協議，對所有此等股東均屬有效及具約束力。

股息及儲備

股息不可高於董事會建議的股息。

140. 所宣派的股息不可高於董事會所建議的，但本公司在股東大會上可宣派低於所建議的股息。

中期股息。

141. 董事可在其認為本公司情況適合下，不時向股東派發中期股息。

股息不可從資本中繳付。

142. 股息或紅利只可從本公司的溢利中繳付。

儲備。

143. 董事在建議任何股息前，可以從本公司利潤中撥出其認為恰當的款額作為一項或多項儲備，董事可以酌情決定運用該等儲備於可恰當地運用公司利潤的目的上，而在運用此等儲備前，董事亦可憑相同的酌情決定權，將此等儲備運用於本公司業務，或投資在董事不時認為適當的投資上(本公司股份除外)。董事亦可將其認為為慎重起見而不宜分派的任何利潤予以結轉，而不將其撥作儲備。

股息根據已支付股款分派。

預繳股款在股息中如何看待。

144. 在不抵觸任何人士憑股份所附有股息方面的特別權利(如有的話)下，所有股息的宣佈及支付均須按照須就股份支付股息的該等股份所繳付或入帳列為已繳付的款額而作出，但在催繳股款之前就股份已繳付或已入帳列為繳付的款額，就本條文而言，不得認為該股款已繳付。就期間內繳付任何部份股息方面而言，所有股息須根據股份的持有數量而分配及按繳付或入帳列為繳付的款額的比例繳付。但如有關股份的發行條款規定由某一日期起享有股息，該股份則據此而享有股息。

可以扣減債項。

145. 董事可就本公司擁有留置權的股份保留任何股息或其他應繳付的款項，並可將上述款項用作清還有關留署權的債項、債務或協議責任。

一同作出股息及催繳股款。

146. 任何股東大會在批准股息時，可同時向所有股東發出一項就大會議定的款額的催繳股款通知，但該對每位股東的催繳股款，不可高於應支付予每位股東的股息，及該催繳股款須於分派股息時繳付。若本公司與股東之間作出安排，則股息可以與催繳股款互相抵消。根據本條文而發出的催繳股款通知須視為宣佈股息的股東週年大會的慣常事務。

實物股息分派。

147. 任何批准股息的股東大會可指示該等股息的支付方式全部或部分採用派發特定資產，尤其是本公司的繳足股份或債權證，或任何其他公司的繳足股份或債權證，或派發以上的任何一種或多種方式。董事須使上述決議案得以生效；凡就上述分派有任何困難產生時，董事可以其認為有利的辦法予以解決，尤其是可以發行不足一股的股份或不足一單位的債權證，及可以訂定該等特定資產或其任何部份的派發價值，及可以將該訂定的價值作為基準而決定向任何股東支付現金，以調整各方的權利，董事如覺得有利，亦可以為有權取得股息的人士將任何該等特定資產轉歸予受託人。如有需要，本公司須將一份根據條例的規定而妥為訂立的合約存檔，董事可委任任何人士代表有權獲派股息的人士簽訂上述合約，而該委任當為有效。

以配發股份支付股息等。

147A. (a) 當董事會或本公司在股東大會上議決就本公司股本支付或宣派股息時，董事會可進一步議決：

(i) 該等股息可全部或部份以配發入帳列為已繳足股款的股份予以支付，惟有權獲派股息的股份持有人有權選擇以收取現金的方式收取該等股息(或其部份)以代替股份配發。在此情況下，須符合下列規定：

(aa) 任何該等股份配發的基準須由董事會決定；

(bb) 董事會在決定股份配發的基準後，須對有關股份的持有人發出不少於兩星期的書面通知，通知給予彼等之選擇權利，並須連同該通知一併寄上選擇表格、列明須遵從之手續、以及遞交已填妥表格的地點、最後日期及時間；

(cc) 選擇權可以全部或部份行使；

(dd) 對於未行使現金選擇權的股份(「非選擇股份」)，股息(或如前述般股息須藉配發股份而支付的部份)不可以現金支付，而須對非選擇股份的持有人配發入帳列為繳足股份的方式支付，並須以前述之基準配發，而就此而言，董事會可決定將本公司未分發利潤中的任何部份(包括轉入或長期存於任何儲備貸方的利潤)資本化，並加以運用，以繳足按該等基準配發及分配適當數量的股份予非選擇股份的持有人；或

(ii) 有權獲派發該等股息的股東有權選擇以收取配發入帳列為繳足的股份以代替全部或董事會認為適合的該部份的股息。在此情況下，須符合下列規定：

(aa) 任何該等股份配發的基準須由董事會決定；

(bb) 董事會在決定股份配發的基準後，須對有關股份的持有人發出不少於兩星期的書面通知，通知給予彼等之選擇權利，並須連同該通知一併寄上選擇表格、列明須遵從之手續、以及遞交已填妥表格的地點、最後日期及時間；

(cc) 選擇權可以全部或部份行使；

(dd) 對於已行使股份選擇權的股份(「選擇股份」)，股息(或授予選擇權的該部份股息)不可以現金支付，而須對選擇股份的持有人配發入帳列為繳足的股份以作代替，並須以前述之基礎配發，而就此而言，董事會可決定將本公司未分發利潤中任可部份(包括轉入或長期存於任何儲備貸方的利潤)資本化，並加以運用，以繳足按該等基準配發及分配適當數量的股份予選擇股份的持有人。

(b) 根據前述(a)段規定而配發的股份，除在獲派有關股息方面外，在其他所有方面均與當時已發行的同類股份(如有的話)具同等的地位。

(c) 董事可以作出所有其認為必須或有利的行為及事項，進行根據(a)段所授予董事會的全部權力之任何資本化發行計劃，並在當股份以不足一股分發時訂立其認為合適的條款(包括有關將全部或部份的零碎權益蒐集出售而所得款項淨項分發予應得的人士或將其省卻或調整為整數或將零碎權益的得益撥歸於本公司而非有關股東的條款)。董事會可授權任何人士代表所有有關股東與本公司訂立一項關於該資本化及有關事項的協議，任何根據該授權而訂立的協議對所有有關股東均為有效及具法律約束力。

(d) 倘任何股份持有人的登記地址所在地，在無辦理註冊文件或欠缺其他特別正式手續的情況下，前述的股份配發或分發股份選擇權在該地將會或可能成為非法，則董事局可於任何情況下決定無須根據本細則(a)(i)段向其配發股份或(a)(ii)段給予其可收取配發股份之選擇權，於該情況下，上文之條款應按該決定詮釋。

148. 股份的轉讓並不能將任何在作出轉讓後但在登記該轉讓前宣派的股息或紅利之權利傳交給承讓人。 轉讓的效力。

發給股份聯名持有人股息的收據。

149. 若兩名或以上人士登記為任何股份的聯名持有人，則任何一名該等人士可就任何股息、中期股息或紅利及其他支付予該等股份的款項發出有效的收據。

郵遞付款。

150. 除由董事另行指示外，任何股息或紅利可以藉支票或股息支票支付並郵遞到有權獲派股息或紅利的股東的登記地址，或如遇上聯名持有人時，郵遞至該聯名持有人之中其名字首先出現股東名冊上之人士的登記地址。每張寄出的支票或股息支票須按其寄予的人士指示的方法而支付，而由此等支票或股息支票所作的付款須作為本公司對有關代表的股息及／或紅利所作出的償還。即使後來該支票或股息支票看似是被盜取，或該支票或股息支票上的加簽看似是假冒的亦然。

未領取的股息。

151. 所有於宣派日期一年後仍無人領取的股息或紅利，可以由董事以本公司利益為前提作投資或其他用途，直至獲領取為止，唯本公司不可以成為有關股息或紅利的受託人。所有於宣佈日期七年後仍無人領取的股息或紅利，可由董事沒收及撥歸予本公司。

週年申報表

週年申報表。

152. 董事須依照公司條例規定提供必須的週年申報表。

帳目

備存帳目。

153. 董事須就帳目安排儲存真確的帳簿：包括本公司一切收支款項；以及與該收支款項有關的事項，及一切公司的物業、資產、借貸及負債、以及其他一切可顯示公司真確的狀況與情況而必須的事項。

備存帳簿的地點。

154. 帳簿須備存於註冊辦事處內，或董事認為合適的其他一處或多處地點，並且須經常公開讓董事查閱。

股東查閱。

155. 董事須不時決定應否公開公司的帳目及簿冊或其中的任何部份以供非董事的股東查閱，及公開讓其查閱的範圍、時間、地點以及根據何種條件或規例公開讓其查閱；任何股東(並非董事者)除獲條例授予權力或獲得董事或本公司在股東大會上批准外，均無權查閱公司的任何帳目、簿冊或文件。

週年帳目及資產負債表。

156. 在每屆的股東週年大會上，董事須提交一份損益表及載有本公司資產及負債概要的資產負債表供大會省覽，並須按條例的規定提供集團帳目(如有的話)。

董事周年報告書及資產負債表須送交股東。

157. 每份本公司的資產負債表須按照條例的規定而簽署，而提交本公司在股東大會上省覽的每份資產負債表(包括根據法例規定而附隨於資產負債表的每份文件)，連同董事報告書及核數師報告書，須於舉行股東大會前不少於二十一天，送交本公司的每名股東及債權證持有人，以及根據第47條而登記的每位人士。但本條文並不規定該等文件須送交本公司並不知悉其地址的任何人士或送交有關的股份或債權證的聯名持有人當中多於一名的持有人。

審核

核數師。

158. 核數師的委任及其職責的規管須按照公司條例的規定而進行。

核數師酬金。

159. 核數師的酬金須由本公司在股東大會上釐定，惟任何委任為擔任臨時空缺的核數師的酬金可以由董事釐定。

何時帳目被視為已作最終結算。

160. 每份帳目結算表經本公司核數師審核後及於董事在股東大會上提呈，及在大會獲批准後而作實。除非自於批准後三個月內發現其載有任何錯誤。當於該段時間內發現任何該等錯誤，須立即予以更正，而就該錯誤而作出修正的帳目結算表須為最終論。

通知書

送達通知書。

161. 本公司可親自或透過以預先繳付郵費的函件以郵遞方式將通知書或文件寄到股東在股東名冊中所示的登記地址或刊載於香港每天流通的一份中文報章及一份英文報章，作為送達任何通知書或文件。倘股份為聯名人士所持有，則通知書將寄往其中一名在股東名冊中排名首位的聯名持有人，而因此而作出的通知書已作為足夠向所有聯名持有人所作出的通知。

當以郵遞寄出的通知書何時被視作送達。

162. 以郵遞方式寄出的任何通知書將會被視作隨著載著該通知信封或封套已交付位於香港境內的郵政局的日期翌日已送達。而為證明已作送達，倘能證明載著該通知書的信封或封套已妥為繳付郵費、列明地址及交付予郵政局已為足夠，而由秘書或由董事會委任的其他人士的書面證明書證明載著該通知書的信封或封套已列明地址及交付予該郵政局者為送達通知書的確證。

163. 倘股東身故或破產，則通知書可以預先繳付郵費的函件以郵遞方式寄到有權承繼股份的人士提供的香港境內地址(如有)，而在信上可寫上該人士之姓名，或其作為死者代表或破產者受託人之稱號，或其他類似稱號，或(直至本公司收到該地址之前)以任何方式送達，猶如股東並未身故或破產。

當股東身故或破產時所送達的通知書。

164. 由本公司發出的任何通知書的簽署可以書寫或機印。

如何簽署通知書。

165. 倘需要給予若干天的通知或超過任何期間的通知，作出送達的日期將不會被計算在該等日子或期間之內。

如何計算時間。

166. 所有股東均無權要求查閱或獲得有關本公司貿易往來的任何資料，或是或可能是本公司進行業務時的商業秘密、交易內幕或保密過程，及董事認為會有損公司股東利益的資料。

股東無權獲得資料。

清盤

167. 如本公司須予清盤(不論是自願或在監管下或由法庭下令清盤)，清盤人在獲得本公司特別決議案的授權下，可將全部或任何部份的本公司資產，不論此等資產是否包含同一類財產或不同類別的財產，按其原樣或原物分配予股東，並可為此目的而對將予分配的財產訂出其認為公平的價值，以及決定如何在股東或不同類別股東之間進行分配。清盤人可在獲得類似的授權下，為了股東的利益，將此等資產的任何部份，按清盤人認為適當的信託安排而轉歸予受託人，而本公司清盤亦就此結束及本公司就此解散。但任何需供股款人士不可被迫接受任何有債務或責任的股份。

清盤時資產的分配。

168. 當本公司在香港進行清盤時，每名當時不在香港境內的本公司股東，須在通過有效將本公司自動清盤的決議案後的十四天內，或作出本公司清盤命令的十四天內，以書面方式通知本公司其授權身在香港的指定人士，列明其全名、地址及職業，據此本公司可將有關本公司清盤的所有傳票、通知書、法律程序令及判令予以送達。而在未有提名下，本公司清盤人將可代表該等股東委任該等人士，送達予任何該等獲委任人士，不論是由股東或清盤人委任的，須被視作已向該股東親身送達。當清盤人作出任何此等委任時，其須盡快對該股東發出通知書，可藉在香港境內流通的早報內刊登廣告或藉寄掛號信件以郵遞方式送達該股東於本公司股東名冊上的地址。該通知書須被視作於該廣告刊出後或信件寄出後翌日送達。

送達法律程序文件

彌償

169. 本公司每名董事、經理或行政人員，或受聘為本公司核數師的任何人士(不論是否本公司的行政人員)，在進行任何法律程序之抗辯時，因其董事、經理、行政人員或核數師身份而招致的任何法律責任(不論民事或刑事)，在獲判決勝訴或無罪釋放或與條例任何應用條文有關而法庭向其授出寬免時，須從本公司資產中撥付彌償。

高級人員的彌償。

「A」表

在上文提述的

轉讓文書

香港電燈集團有限公司

本人(吾等) . . . .
地址為 . . . . ,因
. . . . (以下稱為「上述承讓人」)
向本人(吾等)支付 . . . . 元之代價,謹此向上述
承讓人轉讓 . . . . 股名為「**香港電燈集團有限公司**」企業之
股份,並促使上述承讓人 . . . . 及其執行人、管理人或受讓人須
遵守本人(吾等)於簽立本轉讓文書時所須遵守的相同各項條款,而本人(吾等)即 . . . .
. . . . 謹此同意按上述條件接受上述之股份。

在見證下於 . . . . 年 . . . . 月 . . . . 日簽署。

簽署之見證 } . . . .

. . . .

簽署之見證 } . . . .

. . . .

註: 上文附錄二及附錄三為本公司建議對現有組織章程細則之修訂及建議採納之組織章程細則之中文翻譯本,僅供　閣下作參考之用。本公司之組織章程細則應以英文本為準。


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(在香港註冊成立之有限公司)

股東週年大會委派代表書

本人／吾等 ______________________________

地址 ______________________________

乃 Hongkong Electric Holdings Limited 香港電燈集團有限公司每股面值港幣一元股份 __________ 股

之註冊持有人，茲委任大會主席或(姓名／名稱) ______________________________

地址 ______________________________

代表本人／吾等出席二零零一年五月十日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

	贊成	反對
一、 接納本公司截至二零零零年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、 宣派末期股息。		
三、 重選麥理思先生為董事。		
重選周胡慕芳女士為董事。		
四、 聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、 通過股東大會通告(「通告」)所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、 通過通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、 通過通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		
八、 通過通告所載第八項決議案 — 採納經修訂之組織章程細則。		

日期：二零零一年 ________ 月 ________ 日。

簽署：____________________

附註：

(一) 請用正楷填寫全名及地址。

(二) 請填上登記於　閣下名下之面值港幣一元股份數目。如未填上股份數目，本委派代表書所指之股數乃被視為登記於　閣下名下所有股份。

(三) 如擬委任另一位代表，請刪去已印備之代表名稱，並在空欄內填上　閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(四) 注意：　閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「√」表示；如表示反對則請在「反對」欄內以「√」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(五) 本委派代表書必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(六) 本委派代表書須連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港城市花園道二十八號電燈中心，方為有效。

(七) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

(八) 代表人不必為本公司股東，惟須親身出席大會代表　閣下。



Companies Registry
公司註冊處

03 JUN -2 [illegible] 7:21

Form 表格 **AR1** (6)

Annual Return
周年申報表

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(Note 註 2) **2 Business Name** 商業名稱

-

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☒ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

Electric Centre, 28 City Garden Road, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

which is 該日期爲

☒ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

-

Presentor's Name and Address
提交人的姓名及地址

Filed on May 16, 2001

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
Electric Centre

For Official Use
請勿填寫本欄

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
10	5	2001

Company Number 公司編號: 46996

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654
Total 總值	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Additional 49,109,563 shares issued on 12th June, 2000

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☒ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

Annual Return
周年申報表

Date of Return 本申報表日期		
10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號
46996

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
WONG 黃	Lee-wah, Lillian 莉華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

14/F., 19 Tai Hang Drive, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E602426(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
MAGNUS	George Colin

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

19/F., Repulse Bay Garden, 32 Belleview Drive,
Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD682766(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * Director Alternate Director to

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
10	5	2001

Company Number 公司編號: 46996

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
FOK 霍	Canning Kin-ning 建寧

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
–	–

Address 地址: 10/F., 1 King Tak Street, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E407582(3)	–

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
–	–

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
ARCULLI 夏	Ronald Joseph 佳理

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
–	–

Address 地址: 26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA168716(3)	–

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
–	–

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

Annual Return
周年申報表

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
-	

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

1	1	2000	To 至	31	12	2000
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料(包括 ________ 張續頁及 ________ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名： [signature]

(Name 姓名)： (Lillian Wong)

~~Director~~ 董事 / Secretary 秘書 *

Date 日期： 16th May, 2001



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏: CHOW 周
Other names 名字: Susan Woo Mo-fong 胡慕芳

Alias (if any) 別名（如有的話）: -
Previous Names 前用姓名: -

Address 地址: 9A, Po Garden, 9 Brewin Path, Mid-Levels
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: D083448(4)
Company Number 公司編號: -

b Overseas Passport 海外護照
Number 號碼: -
Issuing Country 簽發國家: -

Capacity 身份*: [X] Director 董事 [X] Alternate Director to 替代董事: Canning K.N. Fok

2 Name 姓名

Surname 姓氏: HUNTER
Other names 名字: Andrew John

Alias (if any) 別名（如有的話）: -
Previous Names 前用姓名: -

Address 地址: GA Knightsbridge Court, 28 Barker Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: K183379(0)
Company Number 公司編號: -

b Overseas Passport 海外護照
-
-



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
KAM 甘	Hing-lam 慶林

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat B, 32/F. Estorial Court, 55 Garden Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A682897(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [x] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
KLUGE	Holger

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 13 Fernside Court, Toronto, Ontario M2N 6A2 Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
VG355894	-



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
LEE 李	Francis Lan-yee 蘭意

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

Flat E, 7/F., Swiss Tower, 113 Tai Hang Road,
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A331694(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*

 [X] Director 董事

 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
LI 李	Victor Tzar-kuoi 澤鉅

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

79 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D457843(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

SHEA 佘	Ralph Raymond 頌平
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Flat 1, 20/F., Block B, Nicholson Tower,
8 Wong Nai Chung Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A194583(4)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份*

 [X] Director 董事  [ ] Alternate Director to 替代董事

2 Name 姓名

SIXT	Frank John
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Flat G/B, Knightsbridge Court, 28 Barker Road,
The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

K081217(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

TSO 曹	Kai-sum 棨森
Surname 姓氏	Other names 名字

-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 1D Pokfulam Court, 94 Pokfulam Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D056246(8)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

WONG 黃	Chung-hin 頌顯
Surname 姓氏	Other names 名字

-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: D72 Carolina Gardens, 34 Coombe Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A918026(8)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

YEE 余	Ewan Lup-yuen 立仁
Surname 姓氏	Other names 名字
–	–
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A927361(4)	–
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

–	–
Number 號碼	Issuing Country 簽發國家

Capacity 身份*
 [X] Director 董事
 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

10	5	2001
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please see attached Shareholders' list				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.

Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Company No. 46996

The following is a list of all the Subsidiaries of Hongkong Electric Holdings Limited ("the Company") as at 31st December, 2000. The list is made pursuant to Section 128(5)(b) of the Companies Ordinance (Cap.32).

Name	Issued Share Capital	Percentage of Equity Held by the Company	Place of Incorporation
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong
Cavendish Construction Limited	HK$2	100	Hong Kong
Fortress Advertising Company Limited	HK$2	100	Hong Kong
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong
Gusbury Enterprises Incorporation	US$2	100	Panama
HKE International Limited	US$1	100	British Virgin Islands
Hongkong Electric (Cayman) Limited	US$1	100	Cayman Islands
Hongkong Electric Finance (Cayman) Limited	US$1	100	Cayman Islands
Hongkong Electric International Limited	US$1	100	British Virgin Islands
HEI Investment Holdings Limited	HK$2	100*	Hong Kong
HEI Thailand (Rayong) Limited	US$1	100*	British Virgin Islands
Sigerson Business Corp.	US$1	100*	British Virgin Islands
HEI Utilities (Malaysian) Limited	A$500,010	100*	Labuan, Malaysia
HEI Power (Malaysian) Limited	A$10	100*	Labuan, Malaysia
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia

Hongkong Electric Holdings Ltd

香港電燈集團有限公司

Name	Issued Share Capital	Percentage of Equity Held by the Company	Place of Incorporation
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia
Hongkong Electric (Panama) Ltd. Inc.	US$2	100	Panama
Hongkong Electric (BVI) Ltd.	US$1	100	British Virgin Islands
Lowdell Technology Limited	US$1	100	British Virgin Islands
Loyal Choice Resources Limited	HK$2	100*	Hong Kong
Luxury Resources Limited	US$1	100	British Virgin Islands
Lobo Dynamic Investment Limited	HK$2	100*	Hong Kong
HEI China Limited	US$1	100*	British Virgin Islands
HEI Thailand Limited	US$1	100*	British Virgin Islands

* *Indirectly held*

Signed: 

Name: (Lillian Wong)

Secretary

(7)

03 JUN -2 AM 7:21

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2001, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

> "THAT the articles of association contained in the printed document produced to the meeting and for the purpose of identification signed by the Chairman of the Company be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all the existing articles of the Company."



GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 2001


RECEIVED 收件日期
17-05-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)



(U)

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

(As adopted by Special Resolution passed on 10th May, 2001)

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

Table A

Table A excluded.

1. The regulations contained in Table A in the First Schedule to "the Companies Ordinance" shall not apply to the Company.

Interpretation

Marginal notes not to affect construction.

2. The marginal notes to these Articles shall not affect the construction hereof and in the interpretation and construction of these Articles unless there be something in the subject or context inconsistent therewith: —

Interpretation. Hong Kong.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

The Company.

"The Company" or "This Company" shall mean HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司.

Companies Ordinance.

"Companies Ordinance" or "The Ordinance" means the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto for the time being in force.

These presents.

"These Articles" or "These presents" shall mean the present Articles of Association, and all supplementary, amended, or substituted articles for the time being in force.

Special Resolution.

"Special Resolution" has the meaning assigned thereto in the Companies Ordinance.

Registered Office.

"Registered Office" shall mean the Registered Office from time to time of the Company.

Head Office.

"Head Office" shall mean the Registered Office from time to time of the Company.

Capital.

"Capital" shall mean the Share Capital from time to time of the Company.

Share.

"Share" means share in the capital of the Company, and includes stock except where a distinction between stock and shares is expressed or implied.

Shareholders. Members.

"Shareholders" or "Members" shall mean the duly registered holders from time to time of the shares in the Capital of the Company.

The Register.

"The Register" means the Register of Members to be kept pursuant to the provisions of the Companies Ordinance.

"Directors" shall mean the Directors from time to time of the Company. Directors.

"Board" shall mean the board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present. Board.

"Secretary" and "Assistant Secretary" shall mean the persons for the time being performing the duties of these respective offices. Secretary.

"Prescribed Fee" shall mean HK$2.50 or such sum as may from time to time be determined by the Directors or permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited. Prescribed Fee.

"Auditors" shall mean the persons for the time being performing the duties of that office. Auditors.

"The Chairman" shall mean the Chairman presiding at any meeting of members or of the Board of Directors. Chairman.

"Seal" shall mean the Common Seal from time to time of the Company. Seal.

"Dividend" includes bonus. Dividend.

"Dollars" shall mean Dollars legally current in Hong Kong. Dollars.

"Month" shall mean a calendar month. Month.

"Year" shall mean Year from the 1st January to the 31st December inclusive. Year.

"Writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form. Writing.

Words denoting the Singular shall include the Plural. Words denoting the Plural shall include the Singular. Words referring to Males shall include Females. Words importing the Masculine Gender shall include the Feminine Gender. Words importing persons shall include companies and corporations. Subject as aforesaid any words defined in the Ordinance shall if not inconsistent with the subject and/or context bear the same meaning in these Articles. Words in Ordinance to bear same meaning in articles.

Share Capital and Modification of Rights

3. At the date of adoption of this Article the capital of the Company shall consist of HK$3,300,000,000 divided into 3,300,000,000 shares of HK$1 each. Capital.

4A. (a) Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by the next following Article) any share in the Company (whether forming part of the original capital or not) may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine. Issue of shares.

(b) Subject to the provisions of the Ordinance the Company may issue Preference Shares which are, or which at the option of the Company are to be, liable to be redeemed, on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine provided that redemptions not made through the market or by tender shall be limited to a maximum price and if redemptions are by tender, the tenders shall be available to all holders of such preference shares.

4B. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to purchase or acquire shares in the Company (including any redeemable shares) or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or acquisition made or to be made by any person of any shares in the Company and should the Company purchase or Company's power to purchase or to finance the purchase of its own shares.

acquire its own shares neither the Company nor the Directors shall be required to select the shares to be purchased or acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force.

How special rights of shares may be modified.

5. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Ordinance, be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any two holders of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

6. The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Shares

Power to increase capital.

7. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such amount, as the Resolution shall prescribe.

On what conditions new shares may be issued.

8. The new shares shall be issued upon such terms and conditions, and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends, and in the distribution of assets of the Company, and with a special or without any right of voting.

When to be offered to existing members.

9. The Company may by Ordinary Resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the then members or any class thereof in proportion as nearly as may be to the amount of the capital held by them, or make any other provisions as to the issue and allotment of the new shares, but, in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

New shares to form part of original capital.

10. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares, shall form part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls, and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Shares at the disposal of Directors.

11. Subject to the provisions of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Directors, and they may allot, grant options over, or otherwise dispose of them to such persons, at such times, and on such terms as they think proper, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Ordinance.

Company may pay commission.

12. The Company may at any time pay a commission not exceeding ten per cent to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent in each case on the price at which the shares are issued.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

15. The Directors shall cause to be kept in one or more books a Register of the members, and there shall be entered therein the particulars required under the Companies Ordinance, or any amendment thereto.

Share Register.

16. Every person whose name is entered as a member in the Register shall be entitled to receive within twenty-one days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of the Prescribed Fee for each certificate. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Share Certificates.

17. Every certificate of title to shares shall be issued under the Seal of the Company (which for this purpose may be any official seal as permitted by Section 73A of the Companies Ordinance).

Certificate of shares.

18. Every share certificate hereafter issued shall specify the number of shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Directors may from time to time prescribe. A member requiring more than one certificate in respect of his shares shall pay the Prescribed Fee for each certificate.

Every Certificate to specify number of shares.

19. If any share shall stand in the names of two or more persons the person first named in the Register of Members shall as regards voting at any meetings, receipt of dividends, services of notices, and all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

The first named of joint holders deemed the holder.

20. If a share certificate be worn out or defaced, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof on payment of the Prescribed Fee; and if a share certificate be lost or destroyed, it may be replaced on payment of the Prescribed Fee and on such other terms and conditions as the Directors think fit.

Replacement of share certificates.

21. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the Head Office and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Members may give address in Hong Kong.

Lien

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member of his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Clause.

Company's lien.

Sale of shares subject to lien.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Application of proceeds of such sale.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser.

Calls on Shares

Calls.

25. The Directors may from time to time make such calls as they may think fit upon the members in respect of all monies unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Notice of call.

26. Fourteen days notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Copy of Notice to be sent to members.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Every member liable to pay call at appointed time and place.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place as the Directors shall appoint.

Notice of call may be advertised.

29. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment shall be given to each member by notice to be served upon him.

When call deemed to have been made.

30. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

Liability of joint holders.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Board may extend time fixed for call.

32. The Directors may from time to time at their discretion extend the time fixed for any call, and may extend such time as to all or any of the members, who from residence beyond the seas or other cause the Directors may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Interest on unpaid calls.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at the rate of not exceeding fifteen per cent per annum from the day appointed for the payment thereof to the time of the actual payment.

Suspension of privileges while call unpaid.

34. No member shall be entitled to receive any dividend or to exercise any privilege as a member until all calls or other sums due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Evidence in action for call.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register of Members as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

36. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call.

37. The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or moneys worth all or any part of the money uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon.

Payment of calls in advance.

Transfer of Shares

38. All transfers of shares may be effected by transfer in writing in the form of transfer set out in Schedule "A" to these Articles (or in such other form as the Directors may accept) and may be under hand only. Provided that the Board may either generally or in any particular case or cases, (subject to such conditions as it may think fit), accept machine imprinted, mechanically produced or other forms of signatures of the transferor or the transferee as the valid signature(s) of the transferor or the transferee, as the case may be.

Form of Transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

Execution of transfer.

40. The Directors may decline to register any transfer of shares (not being fully paid shares) or stock upon which the Company has a lien; and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve.

Directors may refuse to register a transfer.

41. The Directors may also decline to recognise any instrument of transfer unless:—

Requirements as to transfer.

(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped.

42. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

No transfer to an infant etc.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

Certificate of transfer.

44. The registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the Register closed for more than thirty days in any year.

When Transfer Books and Register may be closed.

Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

Death of registered holder or of joint holder of shares.

Registration of Executors and Trustees in Bankruptcy.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some person nominated by him registered as the transferee thereof.

Notice of election to be registered.

Registration of nominee.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

48. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Directors may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 86 being met, such a person may vote at meetings without having transferred the share.

Forfeiture of Shares

If call or instalment not paid notice may be given.

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of payment.

Form of notice.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with, shares may be forfeited.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share, and not actually paid before the forfeiture.

Forfeited share to become property of Company.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

Arrears to be paid notwithstanding forfeiture.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the time of forfeiture until payment at the rate of not exceeding 15 per cent per annum, and the Directors may enforce the payment thereof if they think fit, and without any deduction or allowance for the value of the shares, at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

Evidence of forfeiture.

54. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register.

56. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any share so forfeited shall have been sold re-allotted or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

Power to annul forfeiture.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made thereon.

Forfeiture of share not to prejudice any call made.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

59. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Power to convert into Stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not if existing in shares, have conferred such privilege or advantage.

Rights of stockholders.

62. All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation.

Alteration of Capital

63. (a) The Company may by Ordinary Resolution:—

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of the Companies Ordinance;

(iii) cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person.

(b) The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised and consent required, by law.

Reduction of capital.

Borrowing Powers

64. The Directors may from time to time at their discretion raise or borrow, or secure the payment of any sum or sums of money for the purposes of the Company.

Power to borrow.

65. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Conditions on which money may be borrowed.

Assignment.

66. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Special privileges.

67. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at General Meetings of the Company, appointment of Directors and otherwise.

Register of charges to be kept.

68. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all Mortgages and Charges specifically affecting the property of the Company; and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of Mortgages and Charges therein specified and otherwise.

Mortgage of uncalled capital.

69. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

General Meetings

W--- Annual General [illegible]g to be held.

70. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint.

Extraordinary Meeting.

71. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

Convening of Extraordinary General Meetings.

72. The Directors may, whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

73. An Annual General Meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an Annual General Meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every General Meeting shall be given in the manner hereinafter mentioned to all members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company and also to the Auditors for the time being of the Company.

As to omission to give notice.

74. The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

Special business.

Business of Annual General Meeting.

75. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring by rotation or otherwise, the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

Quorum.

76. For all purposes the quorum for a General Meeting shall be five members personally present. No business shall be transacted at any General Meeting unless the requisite quorum shall be present at the commencement of the business.

77. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Directors, and if at such adjourned meeting a quorum is not present two members personally present shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned.

78. The Chairman of the Directors shall take the chair at every General Meeting, or, if there be no such Chairman or, if at any General Meeting the Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

Chairman of General Meeting.

79. The Chairman of a General Meeting may, with the consent of any meeting at which a quorum is present, adjourn the same from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Power to adjourn General Meeting. Business of adjourned meetings.

80. At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

What is to be evidence of the passing of a Resolution where poll not demanded.

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

81. If a poll is demanded as aforesaid, it shall be taken in such manner and at such time and place as the Chairman of the meeting directs and either at once, or after an interval or adjournment, or otherwise, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Poll.

82. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

In what case poll taken without adjournment.

83. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Chairman to have casting vote.

84. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Business may proceed notwithstanding demand for poll.

Votes of Members

85. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

Votes of members.

Votes in respect of deceased and bankrupt members.

86. Any person entitled under Article 46 to transfer any shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect hereof.

Joint holders.

87. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; and if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Votes of member of unsound mind.

88. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis,* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy.

No member entitled to vote, e[illegible] while call due to the [illegible]ay.

89. No member shall be entitled to vote at any General Meeting or be reckoned in a quorum unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Proxies.

90. On a poll votes may be given either personally or by proxy or by an attorney.

Instrument appointing proxy to be in writing.

91. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, A proxy need not be a member of the Company.

Appointment of proxy must be deposited.

92. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the meeting, or adjourned meeting, or poll as the case may be, at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

Form of proxy.

93. The instrument appointing a proxy:—

(a) shall be in any usual or common form or in any other form which the Directors may approve;

(b) shall be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an Extraordinary General Meeting or at an Annual General Meeting at which special business (determined as provided in Article 75) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and

(c) unless the contrary is stated therein, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority under instrument appointing proxy.

94. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

When vote by proxy valid though authority revoked.

95. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

96. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Corporation acting by representatives at meetings.

Registered Office

97. The Head Office of the Company shall be at its Registered Office in Hong Kong, and the business of the Company shall be carried on there, and at such other place or places as the Directors may deem advisable.

Registered Office.

Board of Directors

98. Unless otherwise determined by a General Meeting the number of Directors shall not be less than four or more than twenty-two.

Constitution of Board.

99. The Directors shall have power from time to time, and at any time to appoint any qualified person as a Director either to fill a casual vacancy or as an addition to the Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed as above, and so that no such appointment shall be effective unless a majority of the Directors concur therein. But any Director so appointed shall hold office only until the next ordinary yearly meeting of the Company but shall then be eligible for re-election at that meeting.

Board may fill vacancies.

100. Any Director may, from time to time, appoint any person who is approved by the majority of the Directors to be an Alternate Director to act in his place at any meeting of the Directors at which he in unable to be present. The appointee, while he holds office as an Alternate Director, shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director, and shall not be entitled to be remunerated otherwise than out of the remuneration of the Director appointing him. Any appointment so made may be revoked at any time by the appointor or by a majority of the other Directors, and any appointment or revocation under this Article shall be effected by notice in writing to be delivered to the Secretary of the Company. An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director of the Company.

Alternate Directors.

101. A Director shall not require any qualification share.

No qualification shares for Directors.

102. A Director may at any time give notice in writing of his wish to resign by delivering such notice to the Directors at the Registered Office in Hong Kong and, on the acceptance of his resignation by the Board, but not before, his office shall be vacant.

Directors may resign.

103. The Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors such sum (if any) as the Company may by Ordinary Resolution from time to time determine, and such remuneration shall be divided among them in such proportion and manner as the Directors may agree, or, failing agreement, equally.

Directors' remuneration.

104. The Directors may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission calculated by reference to the profits of the Company as the Directors may determine.

Special Remuneration.

105. The continuing Directors may act notwithstanding any vacancy in their body; but so that if the number of Directors falls below the minimum above fixed the continuing Directors shall not except for the purpose of filling vacancies act so long as the number is below the minimum.

Directors may act notwithstanding vacancy.

106. A Director shall vacate his office:—

When office of Director to be vacated.

(a) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(b) If he becomes a lunatic or of unsound mind.

(c) If all the other Directors shall unanimously resolve that he is physically or mentally incapable of performing the functions of a Director.

(d) If he shall have absented himself for more than three consecutive Meetings of the Board without the consent of the Directors, or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.

(e) If by notice in writing to the Company he resigns his office, and such resignation is accepted by the Directors.

Directors may contract with Company.

107. (1) No Director shall be disqualified by his office from entering into a contract or arrangement with the Company, either as a vendor, purchaser, agent or broker or otherwise, and either personally or by or through any firm or company in which he may be a partner or shareholder or from being otherwise interested, in any business or transaction in which the Company is interested; and no such contract or arrangement, or any contract or arrangement entered into by or on behalf of the Company with any person, firm or company of or in which any Director shall be in any way interested shall be avoided, nor shall any Director so contracting or being so interested, be liable to account to the Company for any profit realised by any such contract, arrangement, business or transaction, by reason of such Director holding the office of Director, or of the fiduciary relation thereby established; but any Director so contracting, or being so interested as aforesaid, shall disclose at the meeting of the Board at which the contract, arrangement, business or transaction is determined on, the nature of his interest, if it then exists, or in any other case at the first meeting of the Board after the acquisition of his interest. A general notice that a Director is a member of any specified firm or company, or is to be regarded as interested in any contract, arrangement, business or transaction with such firm or company, shall be sufficient disclosure under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract, arrangement, business or transaction with such firm or company as aforesaid.

(2) A Director of this Company may be or become a Director of any company promoted by this Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a Director or member of such company.

(3) A Director shall not vote or be counted in the quorum in respect of any contract or arrangement or proposal in which he is materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:—

(a) any contract or arrangement or proposal for giving any Director any security or indemnity in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposal for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposal in relation to an offer or invitation of shares or debentures or other securities by the Company (or any other company which the Company may promote or be interested in) for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposal with any other company in which the Director is interested only as an officer of that other company; and/or

(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director is interested, directly or indirectly as a holder of shares or other securities of that company provided that the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited) in such shares or securities is less than five per cent of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract or arrangement or proposal in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director may benefit; and/or

(g) any contract or arrangement or proposal in relation to the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract or arrangement or proposal in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

Managing Directors

Power to appoint Managing Directors.

108. The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors of the Company, and may fix his or their remuneration either by way of salary or commission or by conferring a right to participation in the profits of the Company, or by a combination of two or more of those modes.

And remove.

109. Every Managing Director shall, subject to the provisions of any contract between himself and the Company with regard to his employment as such Managing Director, be liable to be dismissed or removed by the Board of Directors, and another person may be appointed in his place.

Managing Directors not to retire by rotation.

110. A Managing Director shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he shall be subject to the same provisions as regards resignations, removal, and disqualification as the other Directors, and if he cease to hold the office of Director from any cause he shall *ipso facto* cease to be the Managing Director.

Power may be delegated.

111. The Directors may from time to time entrust to and confer upon the Managing Director all or any of the powers of the Directors (excepting the power to make Calls, forfeit Shares, borrow money, or issue Debentures) that they may think fit. But the exercise of all powers by the Managing Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked, or varied.

Management

General Powers of Company vested in Directors.

112. Unless and until the Directors shall have exercised the powers conferred by Articles 113 to 115 hereof, the management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in General Meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in General Meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation has not been made.

Managers

Appointment and remuneration of Managers.

113. The Directors may from time to time appoint a General Manager, a Manager or Managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the General Manager, Manager or Managers who may be employed by him or them upon the business of the Company.

Tenure of Office and powers.

114. The appointment of such General Manager, Manager or Managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

Terms and conditions of appointment.

115. For the purposes of Articles 113 and 114 hereof the Directors may enter into such Agreement or Agreements with any such General Manager, Manager or Managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such General Manager, Manager or Managers to appoint an assistant Manager or Managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Secretary

115A. (a) The Secretary shall be appointed by the Board and any secretary so appointed may be removed by the Board;

(b) The Secretary shall attend all meetings of the members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Ordinance or these Articles or as may be prescribed by the Board; and

(c) A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Rotation of Directors

Rotation and Retirement of Directors.

116. At each Annual General Meeting the two Directors who have been longest in office shall retire. If two or more have been in office an equal length of time, the Director or Directors to retire shall in default of agreement between them, be chosen by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. The retiring Directors shall be eligible for re-election.

Meeting to fill up vacancies.

117. The Company at any General Meeting at which any Directors retire in manner aforesaid, shall fill up the vacated office by electing a like number of persons to be Directors and without notice in that behalf may fill up any other vacancies.

Retiring Directors to remain in office till successors appointed.

118. If at any General Meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, the retiring Directors or such of them as have not had their places filled up shall be deemed to have been re-elected and shall if willing continue in office until the next Annual General Meeting and so on from year to year until their places are filled up, unless it shall be determined at such meeting to reduce the number of Directors.

Power of General Meeting to increase or reduce number of Directors.

119. The Company may from time to time in General Meeting increase or reduce the number of Directors, and may alter their qualification and remuneration and may also determine in what rotation such increased or reduced number is to go out of office but so that the number of Directors shall never be less than four.

When candidate for office of Director must give notice.

120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he, or some other shareholder intending to propose him, has, at least seven clear days before the meeting, left at the office of the Company a notice in writing duly signed, signifying his candidature for the office, or the intention of such shareholder to propose him.

Register of Directors and notification of changes to Registrar.

121. The Company shall keep at its office a register containing the names and addresses and occupations of its Directors and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by Special Resolution.

122. The Company may by Special Resolution remove any Director before the expiration of his period of office and may elect another qualified person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

When acts of Directors or Committee valid notwithstanding defective appointment.

123. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall notwithstanding it shall afterwards be discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified be as valid as if every such person had been duly appointed and was qualified to be a Director.

Proceedings of the Directors

124. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined five Directors shall be a quorum. It shall not be necessary to give Notice of a meeting of Directors to any member of the Board who is not in Hong Kong. A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and he shall be counted in the quorum.

Meeting of Directors, Quorum, etc.

125. A Director may at any time, and the Secretary or some other person appointed by the Directors, upon the request of a Director, shall convene a meeting of the Directors.

How questions to be decided. Director may summon meeting.

126. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

127. The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

Chairman.

128. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting.

129. The Directors may delegate any of their powers (other than the power to make calls and their power of borrowing) to Committees consisting of such member or members of their body as the Directors think fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such Committees either wholly or in part, and either as to person or purposes, but every Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate.

130. All acts done by any such Committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in General Meeting, to remunerate the members of any Special Committee, and charge such remuneration to the current expenses of the Company.

Acts of Committee to be of same effect as acts of Directors.

131. The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, unless otherwise regulated by the Directors under Article 129.

Proceedings of Committee.

132. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or Committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting of the Company, but for no other purpose.

Powers of quorum of Board in certain cases.

134. A resolution in writing signed by all the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board, except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (provided that the number is sufficient to constitute a quorum) or by all the members of a Committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such Committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned. A message sent by cable, telex, telegram, facsimile transmission or other form of electronic communication by a Director or his alternate Director shall be deemed to be a document signed by him for the purpose of the Article.

Directors' Resolutions.

Remuneration for extra service.

135. If any Director, being willing, shall be called upon to perform extra services, or to make any special exertions for any of the purposes of the Company, the Company, may remunerate the Director so doing either by a fixed sum, or by a percentage of profits, or otherwise as may be determined by the Directors, and such remuneration may be either in addition to or in substitution for the share of such Director in the remuneration above provided.

General Management and Use of the Seal

Custody of Seal.

136. The Board shall provide for the safe custody of the Seal and except in the case of the affixing of the Seal to a share certificate pursuant to Article 17, the Seal shall never be used except by the authority of the Board previously given, and one member of the Board and the Secretary or some other person appointed by the Directors shall sign every instrument to which the Seal is affixed. Every instrument executed in manner provided by this Article or by Article 17 shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official Seal.

136A. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and unless otherwise determined by the Board, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall for the purpose of Article 17 be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may in writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorized agents of the Company for the purpose of affixing and using such official seal and it may impose such restrictions on the use thereof as may be thought fit.

Cheques.

137. The signatures of such persons as the Board of Directors may from time to time by resolution appoint shall be necessary to all Cheques and Dividend Warrants drawn for any purpose on the funds of the Company.

Execution of deeds by attorney.

138. The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matters, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong and every deed signed by such attorney on behalf of the Company and under his Seal, shall bind the Company and have the same effect as if it were under the Seal of the Company.

Capitalisation of Profits

Power to capitalise.

139. The Company in General Meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends), and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution:—

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

Effect of resolution to capitalise.

Wherever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully-paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares (or debentures) to which they may be entitled upon such capitalisation, (or, as the case may require, for the payment up by the Company on their behalf, by the application

thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares) and any agreement made under such authority shall be effective and binding on all such members.

Dividends and Reserves

140. No larger dividend shall be declared than is recommended by the Board, but the Company in General Meeting may declare a smaller dividend.

No larger dividend than recommended by Board.

141. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

Interim dividends.

142. No dividend or bonus shall be payable except out of the profits of the Company.

Dividends not to be paid out of capital.

143. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

Reserves.

144. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Dividends according to amount paid up on share.

How calls paid in advance to be regarded in relation to dividend.

145. The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Debts may be deducted.

146. Any General Meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed ordinary business of an Annual General Meeting which declares a dividend.

Dividend and call together.

147. Any General Meeting sanctioning a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the Company or paid-up shares or debentures of any other company, or in any one or more of such ways, and the Directors shall give effect to such resolution; and, where any difficulty arises in regard to the distribution, they may settle the same as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for persons entitled to the dividend as may seem expedient to the Directors. When requisite, a proper contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend in specie.

147A. (a) Whenever the Board or the Company in General Meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:—

Dividend satisfied by allotment of shares, etc.

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercise (the "elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) The shares allotted pursuant to the provisions of paragraph (a) shall rank pari passu in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(c) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d) The Board may on any occasion determine that an allotment of shares under paragraph (a)(i) of this Article or a right of election to receive an allotment of shares under paragraph (a)(ii) of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

148. A transfer of shares shall not pass the right to any dividend or bonus declared thereon after such transfer and before the registration of the transfer.

Effect of transfer.

149. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, Interim Dividends or bonuses and other moneys payable in respect of such shares.

Receipt for dividends by joint holders of share.

150. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the Register of Members in respect of the joint holding; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that the endorsement thereon has been forged.

Payment by post.

151. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for seven years after having been declared may be forfeited by the Directors and shall revert to the Company.

Unclaimed dividend.

Annual Returns

152. The Directors shall make the requisite Annual Returns in accordance with the Companies Ordinance.

Annual Returns.

Accounts

153. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company, and of all other matters necessary for showing the true state and condition of the Company.

Accounts to be kept.

154. The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

Where accounts to be kept.

155. The Directors shall from time to time determine whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors, or by the Company in General Meeting.

Inspection by members.

156. At every Annual General Meeting, the Directors shall lay before the meeting a Profit and Loss Account and a Balance Sheet, containing a summary of the assets and liabilities of the Company, and group accounts (if any) pursuant to the provisions of the Ordinance.

Annual Account and Balance Sheet.

157. Every Balance Sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in General Meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 47: Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Annual Report of Directors and Balance Sheet to be sent to members.

Audit

Auditors.

158. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Remuneration of Auditors.

159. The remuneration of the Auditors shall be fixed by the Company in General Meeting except the remuneration of any Auditors appointed to fill a casual vacancy may be fixed by the Directors.

When accounts to be deemed finally settled.

160. Every Statement of Accounts, audited by the Company's Auditors and presented by the Directors at a General Meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the Statement of Accounts amended in respect of the error shall be conclusive.

Notices

Service of notices.

161. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register of Members, and notice so given shall be sufficient notice to all the joint holders.

When notice by post deemed to be served.

162. Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a Post Office situated within Hong Kong, and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed, and put into such Post Office, and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such Post Office shall be conclusive evidence thereof.

Service of notice where member deceased or bankrupt.

163. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

How notice to be signed.

164. The signature to any notice to be given by the Company may be written or printed.

How time to be counted.

165. Where a given number of days' notice, or notice extending over any other period, is required to be given, the day of service shall not be counted in such number of days or other period.

[illegible]r not to be entitled to in[illegible]ation.

166. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Winding up

Division of assets in liquidation.

167. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

Service of process.

168. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective Resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the

Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in a morning newspaper circulating in Hong Kong or by a registered letter sent through the post and addressed to such member at his address as mentioned in the Register of Members of the Company, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Indemnity

Indemnity of officers.

169. Every Director, Manager, or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor shall be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief is granted to him by the Court.

SCHEDULE "A"

WITHIN REFERRED TO

Instrument of Transfer

HONGKONG ELECTRIC HOLDINGS LIMITED

I, (We) ....

of .... in consideration of

the sum of .... Dollars

paid to me (us) by ....

(hereinafter called "the said Transferee") do hereby transfer to the said Transferee .... Share

or Shares in the undertaking called "HONGKONG ELECTRIC HOLDINGS LIMITED" to hold unto the said Transferee

....

his Executors, Administrators, or Assigns, subject to the several conditions upon which I (we) hold the same at the time of execution hereof, and I, (we) the said ....

do hereby agree to take the said Share (Shares) subject to the conditions aforesaid.

WITNESS our hands the .... day of .... 19 ....

WITNESS to the signature of } ....

....

WITNESS to the signature of } ....

....



Press Clipping

Date: 10 AUG 2001

- [x] South China Morning Post 南華早報
- [ ] Hong Kong Standard 英文虎報
- [ ] Hong Kong Daily News 新報
- [ ] Sing Pao Daily News 成報
- [ ] Sing Tao Daily 星島日報
- [ ] Hong Kong Economic Journal 信報
- [ ] Ta Kung Pao 大公報
- [ ] Wen Wei Po 文匯報
- [ ] Apple Daily 蘋果日報
- [ ] Ming Pao 明報
- [ ] Oriental Daily News 東方日報
- [ ] The Sun 太陽報
- [ ] Hong Kong Economic Times 經濟日報
- [ ] Tin Tin Daily News 天天日報
- [ ] Hong Kong Commercial Daily 香港商報



Hongkong Electric Holdings Limited
香港電燈集團有限公司

2001 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group's core business, after tax and Scheme of Control transfers, for the first six months of 2001 was HK$2,035 million representing growth of 3.7% over the same period last year. In addition, the Group earned an exceptional one-off gain on the sale of the retail division of Powercor Australia Limited plus unaudited profits from other activities together totalling HK$428 million.

Interim Dividend

The Directors have today declared an interim dividend of 56 cents (2000: 54 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 28th September 2001. This represents an increase of 3.7% in the total dividend paid out by the Company as compared with last year.

The Register of Members will be closed from 21st September 2001 to 28th September 2001 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 20th September 2001.

Operations

Electricity unit sales for the six months to 30th June 2001 increased by 4.1% over the same period last year. Residential unit sales fell by 2.4% due to inclement weather conditions, however unit sales for the commercial sector increased by 6.3%. The industrial sector continues to be a stable but modest contributor to unit sales.

The site designated for the extension of the Lamma Power Station was made available to The Hongkong Electric Company, Limited (HEC) in March and site formation work commenced soon afterwards. The evaluation phase of the tendering process for the first 300 MW power block equipment has recently been completed and an order with a 2004 commissioning date has been placed.

The conversion of two of our existing gas turbines to combined cycle units is progressing as scheduled. Site erection work commenced in June. After conversion, these units will then be able to generate an additional 115 MW to meet the summer peak demand in 2002.

The Shenzhen LNG Terminal provisional Joint Venture Agreement was signed in May. The Group has a 3% interest in this project and is represented on the Project Steering Committee and the Joint Executive Office which have been formed by the investor group to administer this project.

Both Powercor Australia Limited and ETSA Utilities, owned equally with Cheung Kong Infrastructure Holdings Limited (CKI), have performed satisfactorily. In June, the retail division of Powercor was sold to Origin Energy for A$315 million. The Group's share of the profit from this one-off transaction was HK$344 million. The Group now owns, together with CKI, regulated electricity distribution businesses in Australia with a customer base of almost 1.4 million.

Outlook

Electricity consumption continues to grow in line with our long term forecasts. To cater for this growth, the extension of the Lamma Power Station is vital as it will ensure that Hong Kong consumers continue to enjoy an adequate and reliable electricity supply. The Group is totally focused on this complex and demanding project which is on schedule on its tight timetable.

Powerful lessons are being learned from the energy crises which have developed in other parts of the world where power shortages and black-outs have had a rippling effect on consumers and their businesses. For example, in California, wholesale electricity prices rose more than 3 times in the one year from summer 1999 to 2000, and on 7th May 2001, about 100,000 residential, industrial and commercial customers experienced black-outs.

The Group is fully committed to ensuring that Hong Kong avoids these problems. These events have reinforced our focus on ensuring that Hong Kong's growing status as a "world city" is fully supported by adequate, efficient and reliable power generation and distribution systems. HEC continues to raise its levels of operating efficiency and productivity, and carefully plans its new investments cost effectively in order to achieve this objective of long term reliability.

George C. Magnus
Chairman

Hong Kong, 9th August 2001

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$1,411 million, which was primarily funded by cash from operations and bank loans. As at 30th June 2001, total external borrowings were HK$16,016 million (at 31st December 2000: HK$17,983 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$1,260 million (at 31st December 2000: HK$4,981 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2001 was 50% (at 31st December 2000: 56%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

The treasury focus during the period has been on the refinancing of the bridge facilities amounting to A$844 million drawn for the acquisition of a 50% interest in Powercor Australia Limited in September 2000. Of the total, A$405 million was refinanced by a 5-year syndicated term loan facility, with the balance refinanced by a combination of commercial paper and notes issued out of debt issuance programmes in the name of Powercor Australia Limited.

As at 30th June 2001, external borrowings of the Group amounted to HK$16,016 million with the following profile:

(1) 74% were either denominated or effectively hedged into Hong Kong dollars and 25% were denominated in Australian dollars;
(2) 71% were medium term loans, 20% were capital market instruments and 9% were suppliers' credits;
(3) 78% were repayable between 2 to 5 years and 6% were repayable beyond 5 years;

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure, other than US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2001, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2001 amounted to HK$13,541 million (at 31st December 2000: HK$9,885 million) equivalent.

Contingent Liabilities

At 30th June 2001, the Company has given a guarantee to bank in respect of banking facilities available to an associate amounting to HK$8 million (at 31st December 2000: HK$8 million).

At 30th June 2001, the Company has given guarantees in respect of bank and other borrowing facilities available to subsidiaries totalling HK$7,736 million (at 31st December 2000: HK$9,663 million) equivalent.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2001, excluding directors' emoluments, amounted to HK$542 million (2000: HK$554 million). As at 30th June 2001, the Group employed 2,342 permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2001

	Six Months Ended 30th June	
	2001	2000
	(HK$million)	*(HK$million)*
Turnover	**4,909**	**4,769**
Direct costs	**(1,750)**	**(1,685)**
	3,159	**3,084**
Other revenue	**316**	**308**
Other operating costs	**(235)**	**(223)**
Finance costs	**(393)**	**(480)**
Operating profit	**2,847**	**2,689**
Share of results of associates	**346**	**1**
Profit before taxation	**3,193**	**2,690**
Taxation:		
The Company and its subsidiaries	**(305)**	**(261)**
Associates	–	–
Profit after taxation	**2,888**	**2,429**
Scheme of Control transfers to:		
Development Fund	**(417)**	**(396)**
Rate Reduction Reserve	**(8)**	**(7)**
	(425)	**(403)**
Profit attributable to shareholders	**2,463**	**2,026**
Proposed interim dividend	**1,195**	**1,153**
Earnings per share	**115 cents**	**97 cents**
Proposed interim dividend per share	**56 cents**	**54 cents**

Notes:

1. The interim financial report is unaudited, but has been reviewed by the Audit Committee.
2. The analysis of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		Operating profit Six months ended 30th June	
	2001	2000	2001	2000
	(HK$million)	*(HK$million)*	*(HK$million)*	*(HK$million)*
Principal activities				
Sales of electricity and its related income	4,871	4,734	2,948	2,887
Technical service fees	38	35	14	9
	4,909	4,769	2,962	2,896
Interest income			291	278
Finance costs			(393)	(480)
Unallocated group expenses			(13)	(5)
Operating profit			2,847	2,689

Geographical locations of operations	Turnover Six months ended 30th June	
	2001	2000
	(HK$million)	*(HK$million)*
Hong Kong	4,894	4,753
Rest of Asia, Middle East and Australia	15	16
	4,909	4,769

3. During the period, depreciation charged in respect of the Group's fixed assets amounted to HK$822 million (2000: HK$761 million). Of this amount, HK$57 million (2000: HK$54 million), relating to assets utilised in development activities, have been capitalised.
4. Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on estimated assessable profits for the period.
5. The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers will be determined at the year end when the final results are known.
6. The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,463 million (2000: HK$2,026 million) and on 2,134,261,654 shares (2000: the weighted average number of 2,090,278,914 shares) in issue during the period.
7. Certain comparative figures of the unaudited consolidated profit and loss accounts for the period ended 30th June 2000 have been adjusted as a result of the revision in the components of the 2000 tariff structure which was announced on 16th September 2000.
8. A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.



Press Clipping

Date: 10 AUG 2001

- ☐ South China Morning Post 南華早報
- ☐ Hong Kong Standard 英文虎報
- ☐ Hong Kong Daily News 新報
- ☐ Sing Pao Daily News 成報
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Hongkong Electric Holdings Limited
香港電燈集團有限公司

二零零一年中期業績

董事局主席報告

中期業績

二零零一年集團核心業務首六個月之未經審核綜合溢利，經扣除稅項及作管制計劃撥調後，為港幣二十億三千五百萬元，較去年同期增加百分之三點七。此外，集團因出售 Powercor Australia Limited 旗下之電力零售業務，而賺取之一次過特殊收益，加上未經審核的其他業務溢利，合共港幣四億二千百萬元。

中期息

董事局今日宣佈派發中期息每股五角六分(二零零零年為五角四分)予二零零一年九月二十八日已登記在股東名冊之股份持有人。派發股息總額較去年增加百分之三點七。

本公司將於二零零一年九月二十一日至二零零一年九月二十八日(首尾兩天包括在內)停止辦理過戶手續。凡擬收取中期息之人士，須於二零零一年九月二十日下午四時前向股權登記處辦理過戶手續。

業務

截至二零零一年六月三十日止，整體售電量較去年同期上升百分之四點一。由於惡劣天氣影響，家庭售電量下降百分之二點四，但商業售電量增長百分之六點三。工業售電量則保持平穩。

南丫發電廠擴建工程的工地已於三月交予香港電燈有限公司(港燈)，有關地盤平整工程已隨即開展。首台三百兆瓦發電設備的投標剛完成評估程序，並已進行訂購，預計於二零零四年投產。

將現時兩台燃氣輪機改裝成連合循環式機組的工程，正如期進展。現場安裝工作已於六月展開。改裝完成後，該連合循環式機組將可增加一百一十五兆瓦的發電量，以應付二零零二年夏季高峰期用電量的需求。

深圳液化天然氣站之中外合資經營企業原則協議，已於五月簽訂。集團持有此項目百分之三權益，並為由投資者成立以負責執行此項工程的項目指導委員會及聯合執行辦公室的成員之一。

集團與長江基建集團有限公司(長江基建)持有相同權益之Powercor Australia Limited 及 ETSA Utilities 之業務表現令人滿意。Powercor 旗下之電力零售業務已於今年六月售予 Origin Energy，作價三億一千五百萬澳元。集團在此項一次過交易所佔的收益為港幣三億四千四百萬元。集團及長江基建現時在澳洲擁有之受管制配電業務，其客戶總數接近一百四十萬名。

展望

售電量的增長與本公司之長期預測極為一致。為應付此增長，南丫發電廠之擴建工程至為重要，以確保香港用戶可繼續享用足夠及可靠的電力供應。集團現全心致力此項複雜和要求嚴謹的項目。雖然時間緊迫，工程正按計劃開展。

世界其他地域能源危機所引發的能源短缺及停電等問題，及其對消費者及有關業務所造成之嚴重影響，給我們深刻的啟示。例如，在美國加州，電力批發價由一九九九年夏季至二零零零年之一年間上升超過三倍。同時在二零零一年五月七日，約有十萬家庭、工業和商業客戶曾經歷到電力中斷。

集團將全力承擔，確保香港免受該等問題困擾。我們深信，要確保香港作為「世界城市」的地位不斷提升，背後須有充足、有效率和可靠的發電和配電系統作全面支援，我們亦因此加強這方面的工作重點。港燈為了確保達致這個長遠穩定目標，不斷提高公司的營運效率及生產力，並小心策劃新的投資項目，使其更具成本效益。

主席
麥理思

香港，二零零一年八月九日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣十四億一千一百萬元，該資本開支主要以營運現金及銀行貸款支付。截至二零零一年六月三十日止，集團向外貸款為港幣一百六十億一千六百萬元(截至二零零零年十二月三十一日止為港幣一百七十九億八千三百萬元)，包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務証券。此外，集團已承擔但未動用之信貸總額為港幣十二億六千萬元(於二零零零年十二月三十一日為港幣四十九億八千一百萬元)。截至二零零一年六月三十日止，集團之資本負債比率(淨負債／股東資金)為百分之五十(於二零零零年十二月三十一日為百分之五十六)。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供日常業務所需資金，及運用已承擔之信貸安排，提供未來發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

庫務活動於期內主要集中為於二零零零年九月收購百分之五十權益之Powercor Australia有限公司的過渡性貸款合共澳幣八億四千四百萬元再融資。其中澳幣四億五百萬元以五年期之銀團定期貸款再融資。餘款則以Powercor Australia有限公司為名的債務發行計劃再融資，該計劃組合了發行商業票據和其他票據。

於二零零一年六月三十日，集團向外貸款為港幣一百六十億一千六百萬元，其結構如下：

(一) 百分之七十四以港元為單位或透過外匯對沖為港元及百分之二十五以澳元為單位；

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零一年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相對水平及與投資相同的貨幣借貸以對沖外匯風險。集團維持一定比重的定息債務組合以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。截至二零零一年六月三十日止，未履行的衍生工具合約名義總額為港幣等值一百三十五億四千一百萬元(於二零零零年十二月三十一日為港幣九十八億八千五百萬元)。

或有債務

於二零零一年六月三十日，本公司就給予一間聯營公司合共港幣八百萬元(於二零零零年十二月三十一日為港幣八百萬元)的銀行備用信貸而向銀行作出擔保。

於二零零一年六月三十日，本公司就附屬公司之銀行及其他借款合共港幣等值七十七億三千六百萬元(於二零零零年十二月三十一日為港幣九十六億六千三百萬元)而作出擔保。

僱員

集團繼續採用按員工表現來釐定薪酬的政策，及經常地監察市場薪酬以確保薪酬具競爭力。截至二零零一年六月三十日止之六個月期內，除董事酬金外，集團對所有員工的總支出達港幣五億四千二百萬元(二零零零年為港幣五億五千四百萬元)。於二零零一年六月三十日，集團長期僱員人數為二千三百四十二名。集團並無股份配售計劃。

集團除給予大學畢業生、初級技術員和學徒完善培訓課程外，還提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

未經審核綜合損益表

截至二零零一年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
營業額	4,909	4,769
直接成本	(1,750)	(1,685)
	3,159	3,084
其他收入	316	308
其他營運成本	(235)	(223)
財務成本	(393)	(480)
經營溢利	2,847	2,689
所佔聯營公司之損益	346	1
除稅前溢利	3,193	2,690
稅項：		
本公司及附屬公司	(305)	(261)
聯營公司	–	–
除稅後溢利	2,888	2,429
管制計劃調撥		
撥入		
發展基金	(417)	(396)
減費儲備	(8)	(7)
	(425)	(403)
股東應得溢利	2,463	2,026
擬派中期股息	1,195	1,153
每股溢利	115分	97分
每股擬派中期股息	56分	54分

附註：

一. 本中期財務報告乃未經審核，但已由審計委員會作出審閱。

二. 本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月		經營溢利 截至六月三十日止之六個月	
	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
主要業務				
電力銷售及電力有關收入	4,871	4,734	2,948	2,887
技術服務收入	38	35	14	9
	4,909	4,769	2,962	2,896
利息收入			291	278
財務成本			(393)	(480)
未分配的集團支出			(13)	(5)
經營溢利			2,847	2,689

經營地區

	營業額 截至六月三十日止之六個月	
	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
香港	4,894	4,753
其他亞洲國家、中東和澳洲	15	16
	4,909	4,769

三. 期內，於集團之固定資產中扣除之折舊為港幣八億二千二百萬元(二零零零年為港幣七億六千一百萬元)。其中與發展業務有關之折舊港幣五千七百萬元(二零零零年為港幣五千四百萬元)，已作資本支銷。

四. 香港利得稅乃按照期內估計應課稅溢利以稅率百分之十六計算(二零零零年為百分之十六)。

五. 管制計劃調撥乃一項年中之虛計調撥。管制計劃調撥之確實數目將於年底結算全年業績時確定。

六. 每股溢利乃按照股東應得溢利港幣二十四億六千三百萬元(二零零零年為港幣二十億二千六百萬元)及本期內已發行股數2,134,261,654股(二零零零年為加權平均數2,090,278,914股)計算。

七. 由於二零零零年九月十六日公佈之二零零零年電費組合改變，故此，截至二零零零年六月三十日止期間之未經審核綜合損益表內之若干比較數字已作出調整。


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

2001 Interim Report

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group's core business, after tax and Scheme of Control transfers, for the first six months of 2001 was HK$2,035 million representing growth of 3.7% over the same period last year. In addition, the Group earned an exceptional one-off gain on the sale of the retail division of Powercor Australia Limited plus unaudited profits from other activities together totalling HK$428 million.

Interim Dividend

The Directors have today declared an interim dividend of 56 cents (2000 : 54 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 28th September 2001. This represents an increase of 3.7% in the total dividend paid out by the Company as compared with last year.

The Register of Members will be closed from 21st September 2001 to 28th September 2001 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 20th September 2001.

Operations

Electricity unit sales for the six months to 30th June 2001 increased by 4.1% over the same period last year. Residential unit sales fell by 2.4% due to inclement weather conditions, however unit sales for the commercial sector increased by 6.3%. The industrial sector continues to be a stable but modest contributor to unit sales.

The site designated for the extension of the Lamma Power Station was made available to The Hongkong Electric Company, Limited (HEC) in March and site formation work commenced soon afterwards. The evaluation phase of the tendering process for the first 300 MW power block equipment has recently been completed and an order with a 2004 commissioning date has been placed.

The conversion of two of our existing gas turbines to combined cycle units is progressing as scheduled. Site erection work commenced in June. After conversion, these units will then be able to generate an additional 115 MW to meet the summer peak demand in 2002.

The Shenzhen LNG Terminal provisional Joint Venture Agreement was signed in May. The Group has a 3% interest in this project and is represented on the Project Steering Committee and the Joint Executive Office which have been formed by the investor group to administer this project.

Both Powercor Australia Limited and ETSA Utilities, owned equally with Cheung Kong Infrastructure Holdings Limited (CKI), have performed satisfactorily. In June, the retail division of Powercor was sold to Origin Energy for A$315 million. The Group's share of the profit from this one-off transaction was HK$344 million. The Group now owns, together with CKI, regulated electricity distribution businesses in Australia with a customer base of almost 1.4 million.

Outlook

Electricity consumption continues to grow in line with our long term forecasts. To cater for this growth, the extension of the Lamma Power Station is vital as it will ensure that Hong Kong consumers continue to enjoy an adequate and reliable electricity supply. The Group is totally focused on this complex and demanding project which is on schedule on its tight timetable.

Powerful lessons are being learned from the energy crises which have developed in other parts of the world where power shortages and black-outs have had a crippling effect on consumers and their businesses. For example, in California, wholesale electricity prices rose more than 3 times in the one year from summer 1999 to 2000, and on 7th May 2001, about 100,000 residential, industrial and commercial customers experienced black-outs.

The Group is fully committed to ensuring that Hong Kong avoids these problems. These events have reinforced our focus on ensuring that Hong Kong's growing status as a "world city" is fully supported by adequate, efficient and reliable power generation and distribution systems. HEC continues to raise its levels of operating efficiency and productivity, and carefully plans its new investments cost effectively in order to achieve this objective of long term reliability.

George C. Magnus
Chairman

Hong Kong, 9th August 2001

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$1,411 million, which was primarily funded by cash from operations and bank loans. As at 30th June 2001, total external borrowings were HK$16,016 million (at 31st December 2000 : HK$17,983 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$1,260 million (at 31st December 2000 : HK$4,981 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2001 was 50% (at 31st December 2000 : 56%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

The treasury focus during the period has been on the refinancing of the bridge facilities amounting to A$844 million drawn for the acquisition of a 50% interest in Powercor Australia Limited in September 2000. Of the total, A$405 million was refinanced by a 5-year syndicated term loan facility, with the balance refinanced by a combination of commercial paper and notes issued out of debt issuance programmes in the name of Powercor Australia Limited.

As at 30th June 2001, external borrowings of the Group amounted to HK$16,016 million with the following profile:

(1) 74% were either denominated or effectively hedged into Hong Kong dollars and 25% were denominated in Australian dollars;

(2) 71% were medium term loans, 20% were capital market instruments and 9% were suppliers' credits;

(3) 78% were repayable between 2 to 5 years and 6% were repayable beyond 5 years;

(4) 77% were fixed rate based.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure, other than US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2001, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2001 amounted to HK$13,541 million (at 31st December 2000 : HK$9,885 million) equivalent.

Contingent Liabilities

At 30th June 2001, the Company has given a guarantee to bank in respect of banking facilities available to an associate amounting to HK$8 million (at 31st December 2000: HK$8 million).

At 30th June 2001, the Company has given guarantees in respect of bank and other borrowing facilities available to subsidiaries totalling HK$7,736 million (at 31st December 2000: HK$9,663 million) equivalent.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2001, excluding directors' emoluments, amounted to HK$542 million (2000: HK$554 million). As at 30th June 2001, the Group employed 2,342 permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2001

	Note	Six Months Ended 30th June	
		2001	2000
		(HK$ million)	*(HK$ million)*
Turnover	2	**4,909**	4,769
Direct costs		**(1,750)**	(1,685)
		3,159	3,084
Other revenue		**316**	308
Other operating costs		**(235)**	(223)
Finance costs		**(393)**	(480)
Operating profit	3	**2,847**	2,689
Share of results of associates		**346**	1
Profit before taxation		**3,193**	2,690
Taxation:			
The Company and its subsidiaries	4	**(305)**	(261)
Associates		**–**	–
Profit after taxation		**2,888**	2,429
Scheme of Control transfers to:	5		
Development Fund		**(417)**	(396)
Rate Reduction Reserve		**(8)**	(7)
		(425)	(403)
Profit attributable to shareholders		**2,463**	2,026
Proposed interim dividend	6	**1,195**	1,153
Earnings per share	7	**115 cents**	97 cents
Proposed interim dividend per share	6	**56 cents**	54 cents

There were no recognised gains or losses other than the net profit for the period.

The notes on pages 8 to 13 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At 30th June 2001

	Note	(Unaudited) At 30th June 2001 (HK$ million)	(Audited) At 31st December 2000 (HK$ million)
ASSETS			
Non-Current Assets			
Fixed assets			
– Property, plant and equipment		**36,340**	36,423
– Assets under construction		**5,808**	5,169
	8	**42,148**	41,592
Interest in associates		**4,618**	6,326
Investments in securities		**779**	891
		47,545	48,809
Current Assets			
Inventories		**444**	402
Trade & other receivables	9	**1,885**	1,645
Bank balances and other liquid funds	10	**509**	794
		2,838	2,841
Current Liabilities			
Trade & other payables	11	**(1,337)**	(1,636)
Bank overdrafts – unsecured		**(5)**	(55)
Current portion of bank loans		**(2,227)**	(3,976)
Taxation		**(371)**	(209)
		(3,940)	(5,876)
Net Current Liabilities		**(1,102)**	(3,035)
Total Assets Less Current Liabilities		**46,443**	45,774
Non-Current Liabilities			
Interest-bearing borrowings		**(12,285)**	(12,382)
Deferred creditors		**(1,288)**	(1,362)
Customers' deposits		**(1,283)**	(1,242)
		(14,856)	(14,986)
Rate Reduction Reserve		**(13)**	(14)
Development Fund		**(666)**	(249)
Net Assets		**30,908**	30,525
Capital and Reserves			
Share capital	12	**2,134**	2,134
Reserves	13	**28,774**	28,391
		30,908	30,525

The notes on pages 8 to 13 form part of these accounts.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2001

	Six Months Ended 30th June	
	2001	2000
	(HK$ million)	*(HK$ million)*
Net cash inflow from operating activities	**3,401**	3,144
Net cash outflow from returns on investments and servicing of finance	**(2,326)**	(2,386)
Tax paid	**(143)**	(115)
Net cash inflow/(outflow) from investing activities	**468**	(5,339)
Net cash inflow/(outflow) before financing	**1,400**	(4,696)
Net cash (outflow)/inflow from financing	**(1,635)**	3,693
Decrease in cash and cash equivalents	**(235)**	(1,003)
Cash and cash equivalents at beginning of period	**739**	1,165
Cash and cash equivalents at end of period	**504**	162
Analysis of the balances of cash and cash equivalents		
Bank balances and other liquid funds	**509**	168
Bank overdrafts – unsecured	**(5)**	(6)
	504	162

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong Dollars)

1. Basis of preparation

The interim financial report is unaudited, but has been reviewed by the Audit Committee.

The interim financial report has been prepared in accordance with the requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The same accounting policies adopted in the 2000 annual accounts have been applied to the interim financial report.

2. Segmental information

The analysis of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover		**Operating profit**	
	Six months ended 30th June		**Six months ended 30th June**	
	2001	2000	**2001**	2000
	($ million)	*($ million)*	***($ million)***	*($ million)*
Principal activities				
Sales of electricity and its related income	**4,871**	4,734	**2,948**	2,887
Technical service fees	**38**	35	**14**	9
	4,909	4,769	**2,962**	2,896
Interest income			**291**	278
Finance costs			**(393)**	(480)
Unallocated group expenses			**(13)**	(5)
Operating profit			**2,847**	2,689

Geographical locations of operations

	Turnover	
	Six months ended 30th June	
	2001	2000
	($ million)	*($ million)*
Hong Kong	**4,894**	4,753
Rest of Asia, Middle East and Australia	**15**	16
	4,909	4,769

3. Operating Profit

	Six months ended 30th June	
	2001	2000
	($ million)	*($ million)*
Operating profit is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**568**	627
Less : interest capitalised to fixed assets	**(171)**	(143)
interest transferred to fuel cost	**(4)**	(4)
	393	480
Depreciation		
Depreciation charges for the period	**822**	761
Less : depreciation capitalised	**(57)**	(54)
	765	707
Loss on disposal of fixed assets	**24**	31
Profit on sales of staff quarters	**(7)**	(10)

4. Taxation

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on estimated assessable profits for the period.

5. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers will be determined at the year end when the final results are known.

6. Proposed Interim Dividend

After the balance sheet date, the interim dividend proposed by the Board of Directors is as follows:

	Six months ended 30th June	
	2001	2000
	($ million)	*($ million)*
Proposed interim dividend of 56 cents per share (2000: 54 cents per share)	**1,195**	1,153

7. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of $2,463 million (2000: $2,026 million) and on 2,134,261,654 shares (2000: the weighted average number of 2,090,278,914 shares) in issue during the period.

8. Fixed Assets

During the period, additions to property, plant and equipment amounted to $1,411 million (2000: $1,074 million). Net book value of property, plant and equipment disposed amounted to $33 million (2000: $37 million).

9. Trade & Other Receivables

	At 30th June 2001 ($ million)	At 31st December 2000 ($ million)
Fuel Clause Account	**1,085**	981
Debtors (see note below)	**800**	664
	1,885	1,645

	At 30th June 2001 ($ million)	At 31st December 2000 ($ million)
Debtors' ageing is analysed as follows:		
Within 1 month	**596**	419
1 to 3 months overdue	**20**	16
More than 3 months overdue but less than 12 months overdue	**6**	9
Total trade debtors (see note below)	**622**	444
Deposits, prepayments and other receivables	**178**	220
	800	664

Electricity bills issued to domestic, small industrial and commercial & miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Bank Balances and Other Liquid Funds

	At 30th June 2001 ($ million)	At 31st December 2000 ($ million)
Time deposits	**503**	791
Cash at bank and in hand	**6**	3
	509	794

11. Trade & Other Payables

	At **30th June 2001** *($ million)*	At 31st December 2000 *($ million)*
Creditors (see note below)	**1,126**	1,428
Current portion of deferred creditors	**211**	208
	1,337	1,636

Creditors' ageing is analysed as follows:

	At **30th June 2001** *($ million)*	At 31st December 2000 *($ million)*
Due within 1 month	**472**	598
Due between 1 month and 3 months	**149**	342
Due between 3 months and 12 months	**428**	414
	1,049	1,354
Other payables	**77**	74
	1,126	1,428

12. Share Capital

	Number of Shares	At **30th June 2001** *($ million)*	At 31st December 2000 *($ million)*
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

13. Reserves

	Share Premium ($ million)	Revenue Reserves ($ million)	Proposed Dividends ($ million)	Total ($ million)
At 1st January 2001	4,476	21,835	2,080	28,391
Final dividend for the year 2000 paid	–	–	(2,080)	(2,080)
Retained profit for the period	–	2,463	–	2,463
Proposed interim dividend (see note 6)	–	(1,195)	1,195	–
At 30th June 2001	4,476	23,103	1,195	28,774

14. Related Party Transactions

The Group had the following significant related party transactions during the period:

	Six months ended 30th June	
	2001	2000
	($ million)	*($ million)*
Purchases of coal	**26**	17
Consulting fee received/receivable for providing engineering consultancy services	**(2)**	(2)
Purchase of electric appliances for private and public estates	**1**	1
Purchase of limestone powder	**2**	3
Interest income	**(273)**	(242)
Purchase of assets	**5**	–

During the period, the related party transactions were conducted in accordance with the terms as disclosed in the latest published annual report except for the new related party transaction below.

The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, has on 2nd April 2001 awarded a sub-contract to HUD General Engineering Services Limited ("HUD"). HUD is 50% owned by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited. Pursuant to the sub-contract, HUD agreed to carry out works for the general electrical and mechanical erection of a steam cycle bottoming system at the Lamma Power Station at a consideration of approximately $42.8 million. No amount was incurred by HEC during the period under the sub-contract.

15. Capital Commitments

	At 30th June 2001 ($ million)	At 31st December 2000 ($ million)
Capital expenditure authorised and contracted for but not provided in these accounts	**3,490**	2,660
Capital expenditure authorised but not contracted for	**11,720**	13,872

The Company has entered into an agreement with Cavendish International Holdings Limited, Hutchison Whampoa Limited and Cheung Kong (Holdings) Limited whereby the Company undertakes to provide 20% of the capital requirements of its associate, Secan Limited to the extent that such requirements are not funded by means of other borrowings from third parties.

16. Contingent Liabilities

At 30th June 2001, there were contingent liabilities as follows:

- The Company has given a guarantee to bank in respect of banking facilities available to an associate amounting to $8 million (at 31st December 2000: $8 million).

- The Company has given guarantees in respect of bank and other borrowing facilities available to subsidiaries totalling $7,736 million (at 31st December 2000: $9,663 million) equivalent.

17. Comparative Figures

Certain comparative figures of the unaudited consolidated profit and loss accounts for the period ended 30th June 2000 have been adjusted as a result of the revision in the components of the 2000 tariff structure which was announced on 16th September 2000.

As a result of the adoption of the requirements of the Statement of Standard Accounting Practice No. 9 (revised) "Events after the balance sheet date", proposed dividend is recognised as a component of equity instead of recognised as a liability at the balance sheet date. Certain comparative figures for the year ended 31st December 2000 have also been reclassified to conform to the current period's presentation.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors.

Directors' Interests

At 30th June 2001, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

	Number of Shares of $1 each				
Name of Director	**Personal**	**Family**	**Corporate**	**Other**	**Total**
Victor Li Tzar-kuoi	–	–	–	829,599,612 *(Notes 1 & 2)*	829,599,612
Ronald Joseph Arculli	–	–	2,011	–	2,011
Francis Lee Lan-yee	739	–	–	–	739

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI"). Hutchison Whampoa Limited ("HWL") holds more than one-third of the issued share capital of CKI and certain subsidiaries of Cheung Kong (Holdings) Limited ("CKH") hold more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of CKH. All the issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi, his wife and two daughters, and Mr. Richard Li Tzar-kai. Mr. Victor Li Tzar-kuoi, as a Director of the Company, is deemed to be interested in such shares of the Company as held by the subsidiaries of CKI under the SDI Ordinance by virtue of his interests as described herein as discretionary beneficiary of such discretionary trusts.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note 1 above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SDI Ordinance.

Save as disclosed herein, at 30th June 2001, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporations.

Substantial Shareholders' Interests

At 30th June 2001, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 10% or more of the issued share capital of the Company according to the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note 1 under Directors' Interests in accordance with the provisions of the SDI Ordinance.

(2) Li Ka-Shing Unity Holdings Limited is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of its owning more than one-third of the issued share capital of the trustees of The Li Ka-Shing Unity Trust and The Li Ka-Shing Unity Discretionary Trust.

(3) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of his owning more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited.

(4) Monitor Equities S.A. and Univest Equity S.A., both subsidiaries of Hyford Limited are taken to have an interest in 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香 港 電 燈 集 團 有 限 公 司

二零零一年中期報告

董事局主席報告

中期業績

二零零一年集團核心業務首六個月之未經審核綜合溢利，經扣除稅項及作管制計劃撥調後，為港幣二十億三千五百萬元，較去年同期增加百分之三點七。此外，集團因出售 Powercor Australia Limited 旗下之電力零售業務，而賺取之一次過特殊收益，加上未經審核的其他業務溢利，合共港幣四億二千八百萬元。

中期息

董事局今日宣佈派發中期息每股五角六分（二零零零年為五角四分）予二零零一年九月二十八日已登記在股東名冊之股份持有人。派發股息總額較去年增加百分之三點七。

本公司將於二零零一年九月二十一日至二零零一年九月二十八日（首尾兩天包括在內）停止辦理過戶手續。凡擬收取中期息之人士，須於二零零一年九月二十日下午四時前向股權登記處辦理過戶手續。

業務

截至二零零一年六月三十日止，整體售電量較去年同期上升百分之四點一。由於惡劣天氣影響，家庭售電量下降百分之二點四，但商業售電量增長百分之六點三。工業售電量則保持平穩。

南丫發電廠擴建工程的工地已於三月交予香港電燈有限公司（港燈），有關地盤平整工程已隨即開展。首台三百兆瓦發電設備的投標剛完成評估程序，並已進行訂購，預計於二零零四年投產。

將現時兩台燃氣輪機改裝成連合循環式機組的工程，正如期進展。現場安裝工作已於六月展開。改裝完成後，該連合循環式機組將可增加一百一十五兆瓦的發電量，以應付二零零二年夏季高峰期用電量的需求。

深圳液化天然氣站之中外合資經營企業原則協議，已於五月簽訂。集團持有此項目百分之三權益，並為由投資者成立以負責執行此項工程的項目指導委員會及聯合執行辦公室的成員之一。

集團與長江基建集團有限公司（長江基建）持有相同權益之Powercor Australia Limited及 ETSA Utilities 之業務表現令人滿意。Powercor 旗下之電力零售業務已於今年六月售予 Origin Energy，作價三億一千五百萬澳元。集團在此項一次過交易所佔的收益為港幣三億四千四百萬元。集團及長江基建現時在澳洲擁有之受管制配電業務，其客戶總數接近一百四十萬名。

展望

售電量的增長與本公司之長期預測極為一致。為應付此增長，南丫發電廠之擴建工程至為重要，以確保香港用戶可繼續享用足夠及可靠的電力供應。集團現全心致力此項複雜和要求嚴謹的項目。雖然時間緊逼，工程正按計劃開展。

世界其他地域能源危機所引發的能源短缺及停電等問題，及其對消費者及有關業務所造成之嚴重影響，給我們深刻的啟示。例如，在美國加州，電力批發價由一九九九年夏季至二零零零年之一年間上升超過三倍。同時在二零零一年五月七日，約有十萬家庭、工業和商業客戶曾經歷到電力中斷。

集團將全力承擔，確保香港免受該等問題困擾。我們深信，要確保香港作為「世界城市」的地位不斷提升，背後須有充足、有效率和可靠的發電和配電系統作全面支援，我們亦因此加強這方面的工作重點。港燈為了確保達致這個長遠穩定目標，不斷提高公司的營運效率及生產力，並小心策劃新的投資項目，使其更具成本效益。

主席
麥理思

香港，二零零一年八月九日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣十四億一千一百萬元，該資本開支主要以營運現金及銀行貸款支付。截至二零零一年六月三十日止，集團向外貸款為港幣一百六十億一千六百萬元(截至二零零零年十二月三十一日止為港幣一百七十九億八千三百萬元)，包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務証券。此外，集團已承擔但未動用之信貸總額為港幣十二億六千萬元(於二零零零年十二月三十一日為港幣四十九億八千一百萬元)。截至二零零一年六月三十日止，集團之資本負債比率(淨負債／股東資金)為百分之五十(於二零零零年十二月三十一日為百分之五十六)。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供日常業務所需資金，及運用已承擔之信貸安排，提供未來發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

庫務活動於期內主要集中為於二零零零年九月收購百分之五十權益之Powercor Australia有限公司的過渡性貸款合共澳幣八億四千四百萬元再融資。其中澳幣四億五百萬元以五年期之銀團定期貸款再融資。餘款則以Powercor Australia有限公司為名的債務發行計劃再融資，該計劃組合了發行商業票據和其他票據。

於二零零一年六月三十日，集團向外貸款為港幣一百六十億一千六百萬元，其結構如下：

(一) 百分之七十四以港元為單位或透過外匯對沖為港元及百分之二十五以澳元為單位；

(二) 百分之七十一為中期貸款，百分之二十為資本市場工具及百分之九為供應商信貸；

(三) 百分之七十八貸款償還期為二至五年而百分之六貸款償還期為超越五年；

(四) 百分之七十七為定息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零一年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相對水平及與投資相同的貨幣借貸以對沖外匯風險。集團維持一定比重的定息債務組合以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。截至二零零一年六月三十日止，未履行的衍生工具合約名義總額為港幣等值一百三十五億四千一百萬元(於二零零零年十二月三十一日為港幣九十八億八千五百萬元)。

或有債務

於二零零一年六月三十日，本公司就給予一間聯營公司合共港幣八百萬元(於二零零零年十二月三十一日為港幣八百萬元)的銀行備用信貸而向銀行作出擔保。

於二零零一年六月三十日，本公司就附屬公司之銀行及其他借款合共港幣等值七十七億三千六百萬元(於二零零零年十二月三十一日為港幣九十六億六千三百萬元)而作出擔保。

僱員

集團繼續採用按員工表現來釐定薪酬的政策，及經常地監察市場薪酬以確保薪酬具競爭力。截至二零零一年六月三十日止之六個月期內，除董事酬金外，集團對所有員工的總支出達港幣五億四千二百萬元(二零零零年為港幣五億五千四百萬元)。於二零零一年六月三十日，集團長期僱員人數為二千三百四十二名。集團並無股份配售計劃。

集團除給予大學畢業生、初級技術員和學徒完善培訓課程外，還提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

未經審核綜合損益表

截至二零零一年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
營業額	二	**4,909**	4,769
直接成本		**(1,750)**	(1,685)
		3,159	3,084
其他收入		**316**	308
其他營運成本		**(235)**	(223)
財務成本		**(393)**	(480)
經營溢利	三	**2,847**	2,689
所佔聯營公司之損益		**346**	1
除稅前溢利		**3,193**	2,690
稅項：			
本公司及附屬公司	四	**(305)**	(261)
聯營公司		**–**	–
除稅後溢利		**2,888**	2,429
管制計劃調撥	五		
撥入			
發展基金		**(417)**	(396)
減費儲備		**(8)**	(7)
		(425)	(403)
股東應得溢利		**2,463**	2,026
擬派中期股息	六	**1,195**	1,153
每股溢利	七	**115分**	97分
每股擬派中期股息	六	**56分**	54分

除純利外，期內並無其他確認收益或虧損。

載於第8頁至第13頁之賬項附註為本賬項之一部份。

綜合資產負債表

於二零零一年六月三十日

	附註	(未經審核) 二零零一年 六月三十日 (港幣百萬元計)	(經審核) 二零零零年 十二月三十一日 (港幣百萬元計)
資產			
非流動資產			
固定資產			
一物業、機器及設備		**36,340**	36,423
一在建造中資產		**5,808**	5,169
	八	**42,148**	41,592
聯營公司權益		**4,618**	6,326
證券投資		**779**	891
		47,545	48,809
流動資產			
存貨		**444**	402
應收營業及其他賬項	九	**1,885**	1,645
銀行結存及其他流動資金	十	**509**	794
		2,838	2,841
流動負債			
應付營業及其他賬項	十一	**(1,337)**	(1,636)
銀行透支一無抵押		**(5)**	(55)
銀行貸款流動部份		**(2,227)**	(3,976)
稅項		**(371)**	(209)
		(3,940)	(5,876)
流動負債淨額		**(1,102)**	(3,035)
總資產減流動負債		**46,443**	45,774
非流動負債			
計息貸款		**(12,285)**	(12,382)
遞延應付賬項		**(1,288)**	(1,362)
客戶按金		**(1,283)**	(1,242)
		(14,856)	(14,986)
減費儲備		**(13)**	(14)
發展基金		**(666)**	(249)
資產淨值		**30,908**	30,525
資本及儲備			
股本	十二	**2,134**	2,134
儲備	十三	**28,774**	28,391
		30,908	30,525

載於第8頁至第13頁之賬項附註為本賬項之一部份。

未經審核簡明綜合現金流量表

截至二零零一年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
來自業務活動之淨現金流入	**3,401**	3,144
來自投資收益及融資費用之淨現金流出	**(2,326)**	(2,386)
繳付稅項	**(143)**	(115)
來自投資活動之淨現金流入／(流出)	**468**	(5,339)
融資前之淨現金流入／(流出)	**1,400**	(4,696)
來自融資之淨現金(流出)／流入	**(1,635)**	3,693
現金及現金等值項目之減少	**(235)**	(1,003)
期初之現金及現金等值項目	**739**	1,165
期末之現金及現金等值項目	**504**	162
現金及現金等值結存分析		
銀行結存及其他流動資金	**509**	168
銀行透支－無抵押	**(5)**	(6)
	504	162

未經審核中期財務報告附註
(以港幣顯示)

一. 編製的基準

本中期財務報告乃未經審核，但已由審計委員會作出審閱。

本集團之中期財務報告乃根據香港聯合交易所有限公司證券上市規則附錄十六及香港會計師公會所頒佈之會計實務準則第二十五條《中期財務報告》之有關要求所編製而成。

本中期財務報告所採用之會計政策與編製二零零零年全年財務報表所用者相同。

二. 分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額		經營溢利	
	截至六月三十日止之六個月		截至六月三十日止之六個月	
	二零零一年 (百萬元計)	二零零零年 (百萬元計)	二零零一年 (百萬元計)	二零零零年 (百萬元計)
主要業務				
電力銷售及電力有關收入	**4,871**	4,734	**2,948**	2,887
技術服務收入	**38**	35	**14**	9
	4,909	4,769	**2,962**	2,896
利息收入			**291**	278
財務成本			**(393)**	(480)
未分配的集團支出			**(13)**	(5)
經營溢利			**2,847**	2,689

經營地區

	營業額	
	截至六月三十日止之六個月	
	二零零一年 (百萬元計)	二零零零年 (百萬元計)
香港	**4,894**	4,753
其他亞洲國家、中東和澳洲	**15**	16
	4,909	4,769

三. 經營溢利

	截至六月三十日止之六個月	
	二零零一年	二零零零年
	(百萬元計)	*(百萬元計)*
經營溢利已扣除╱(計入)下列項目：		
財務成本		
貸款利息	**568**	627
減去：轉作固定資產之利息	**(171)**	(143)
轉作燃料成本之利息	**(4)**	(4)
	393	480
折舊		
期內之折舊費用	**822**	761
減去：折舊資本化	**(57)**	(54)
	765	707
變賣固定資產虧損	**24**	31
變賣員工宿舍溢利	**(7)**	(10)

四. 稅項

香港利得稅乃按照期內估計應課稅溢利以稅率百分之十六計算(二零零零年為百分之十六)。

五. 管制計劃調撥

管制計劃調撥乃一項年中之虛計調撥。管制計劃調撥之確實數目將於年底結算全年業績時確定。

六. 擬派中期股息

在資產負債表日後，董事局擬派中期股息如下：

	截至六月三十日止之六個月	
	二零零一年	二零零零年
	(百萬元計)	*(百萬元計)*
擬派中期股息每股五角六分 (二零零零年為每股五角四分)	**1,195**	1,153

七. 每股溢利

每股溢利乃按照股東應得溢利二十四億六千三百萬元(二零零零年為二十億二千六百萬元)及本期內已發行股數2,134,261,654股(二零零零年為加權平均數2,090,278,914股)計算。

八. 固定資產

本集團於期內增加的物業、機器及設備為十四億一千一百萬元(二零零零年為十億七千四百萬元)。而變賣的物業、機器及設備，其賬面淨值為三千三百萬元(二零零零年為三千七百萬元)。

九. 應收營業及其他賬項

	二零零一年六月三十日 *(百萬元計)*	二零零零年十二月三十一日 *(百萬元計)*
燃料價條款賬	**1,085**	981
應收賬項(參閱下列附註)	**800**	664
	1,885	1,645

應收賬項賬齡分析如下：

少於一個月	**596**	419
一至三個月過期未付	**20**	16
超過三個月但少於十二個月過期未付	**6**	9
總應收營業賬項(參閱下列附註)	**622**	444
定金、預付款項及其他應收賬項	**178**	220
	800	664

發給家庭、小型工業和商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 銀行結存及其他流動資金

	二零零一年六月三十日 *(百萬元計)*	二零零零年十二月三十一日 *(百萬元計)*
定期存款	**503**	791
銀行存款及現金	**6**	3
	509	794

十一. 應付營業及其他賬項

	二零零一年 六月三十日 (百萬元計)	二零零零年 十二月三十一日 (百萬元計)
應付賬項(參閱下列附註)	**1,126**	1,428
遞延應付賬項流動部份	**211**	208
	1,337	1,636

應付賬項賬齡分析如下：

	二零零一年 六月三十日 (百萬元計)	二零零零年 十二月三十一日 (百萬元計)
一個月內到期	**472**	598
一個月至三個月內到期	**149**	342
三個月至十二個月內到期	**428**	414
	1,049	1,354
其他應付賬項	**77**	74
	1,126	1,428

十二. 股本

	股數	二零零一年 六月三十日 (百萬元計)	二零零零年 十二月三十一日 (百萬元計)
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

十三. 儲備

	股本溢價 *(百萬元計)*	收益儲備 *(百萬元計)*	擬派股息 *(百萬元計)*	總數 *(百萬元計)*
二零零一年一月一日	4,476	21,835	2,080	28,391
已付之二零零零年度末期股息	—	—	(2,080)	(2,080)
本期內保留溢利	—	2,463	—	2,463
擬派中期股息 *(參閱附註六)*	—	(1,195)	1,195	—
二零零一年六月三十日	4,476	23,103	1,195	28,774

十四. 有關連人士交易

本集團在期內有以下主要有關連人士交易：

	截至六月三十日止之六個月	
	二零零一年 **(百萬元計)**	二零零零年 *(百萬元計)*
購買燃煤	**26**	17
已收及未收工程顧問服務費	**(2)**	(2)
購買電器設備給予私人及公共屋邨	**1**	1
購買石灰石粉	**2**	3
利息收入	**(273)**	(242)
購買資產	**5**	—

除下列新的有關連人士交易外，在期內之其他有關連人士交易乃根據最近公佈之年報內披露的條款進行。

本公司之一全資附屬公司香港電燈有限公司(「港燈」)已於二零零一年四月二日批出一份分判工程合約予合致工程服務有限公司(「合致」)。和記黃埔有限公司持有合致百份之五十權益，而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司。根據該分判工程協議，合致同意為南丫發電廠進行蒸氣循環系統機電安裝工程，代價約為四千二百八十萬元。按該分判工程，港燈於期內並沒有產生任何費用。

十五. 資本承擔

	二零零一年 六月三十日 *(百萬元計)*	二零零零年 十二月三十一日 *(百萬元計)*
未包括在賬項內之資本支出:		
已批准及簽約	**3,490**	2,660
已批准但未簽約	**11,720**	13,872

本公司與嘉宏國際集團有限公司、和記黃埔有限公司及長江實業(集團)有限公司簽訂一項合約，根據該合約，本公司保證提供一聯營公司Secan有限公司百分之二十資本需求，若此項需求不由第三者用其他信貸所提供。

十六. 或有債務

於二零零一年六月三十日，本公司有下列之或有債務：

- 本公司就給予一間聯營公司合共八百萬元(於二零零零年十二月三十一日為八百萬元)的銀行備用信貸而向銀行作出擔保。

- 本公司就附屬公司之銀行及其他借款合共等值七十七億三千六百萬元(於二零零零年十二月三十一日為九十六億六千三百萬元)而作出擔保。

十七. 比較數字

由於二零零零年九月十六日公佈之二零零零年電費組合改變，故此，截至二零零零年六月三十日止期間之未經審核綜合損益表內之若干比較數字已作出調整。

由於採納了會計實務準則第九條(經修訂)《資產負債表日後事項》之規定，在結算日，擬派股息列作股本標題下的一個獨立項目，不再確認為一項負債。故此，截至二零零零年十二月三十一日止年度之部份比較數字曾作適當調整，以符合本中期報告在賬項表達形式上之需要。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司於本中期報告所包括會計期間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

董事局按最佳應用守則已於一九九九年一月一日成立審計委員會，負責檢討及監管公司的財政報告及內部監控制度。審計委員會由三名獨立非執行董事所組成。

董事權益

按照證券(公開權益)條例第二十九條而存放之登記冊所記錄，本公司各董事於二零零一年六月三十日持有本公司及其相聯公司之股份權益如下：

	持有本公司每股一元股份數目				
董事姓名	個人	家族	公司	其他	總數
李澤鉅先生	—	—	—	829,599,612 *(附註一及二)*	829,599,612
夏佳理先生	—	—	2,011	—	2,011
李蘭意先生	739	—	—	—	739

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之附屬公司所持有。和記黃埔有限公司(「和黃」)持有長江基建三分一以上之發行股本，而長江實業(集團)有限公司(「長實」)若干附屬公司持有和黃三分一以上之已發行股本。 Li Ka-Shing Unity Trustee Company Limited 及其控制的公司以 The Li Ka-Shing Unity Trust (「LKS Unity Trust」) 信託人身份持有長實三分一以上之已發行股本。LKS Unity Trust 所有現已發行之信託單位由 Li Ka-Shing Unity Trustee Corporation Limited以 The Li Ka-Shing Unity Discretionary Trust信託人身份及另一全權信託之信託人持有。該等全權信託之可能受益人，包括李嘉誠先生、李澤鉅先生、其妻子和兩名女兒，及李澤楷先生。李澤鉅先生為本公司董事，由於作為該等全權信託之可能受益人身份而被視作持有上述股份，亦被視作持有長江基建之附屬公司所持有的本公司股份。

(二) 李澤鉅先生按附註一所述被視作持有該等股份，又身為本公司董事，故亦根據證券(公開權益)條例被視作持有本公司附屬及聯營公司之股份權益。

除於此公開者外，於二零零一年六月三十日，並無任何一位董事持有本公司或其任何相聯公司之股份權益或債務證券。

主要股東權益

除上述公開之董事權益外，於二零零一年六月三十日，根據證券(公開權益)條例第十六(一)條而存放之登記冊之記錄及本公司所收到之資料，以下為持有本公司已發行股本百分之十或以上股份權益之公司或人士：

(一) Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身份、長江實業(集團)有限公司、和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings有限公司、長江基建集團有限公司及其附屬公司Hyford有限公司各根據證券(公開權益)條例，均被視作持有上述董事權益附註一所指之829,599,612股本公司股份。

(二) Li Ka-Shing Unity Holdings Limited透過持有The Li Ka-Shing Unity Trust和The Li Ka-Shing Unity Discretionary Trust信託人三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(三) 李嘉誠先生透過持有Li Ka-Shing Unity Holdings Limited三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(四) Hyford有限公司之附屬公司Monitor Equities S.A.及Univest Equity S.A.根據證券(公開權益)條例被視作分別持有287,211,674股及279,011,102股，而該等股份已包括在上述之829,599,612股內。



Companies Registry
公司註冊處

03 JUN -2 AM 7:21

Form 表格 R1 COPY

Notification of Situation of Registered Office
註冊辦事處座落地點通知書

Company Number 公司編號: 46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Situation of Registered Office 註冊辦事處座落地點

44 Kennedy Road, Hong Kong

3 Effective Date 生效日期

DD 日	MM 月	YYYY 年
3	9	2001

Signed 簽名 :

(Name 姓名): ( )

~~Director 董事~~/ Secretary 秘書 *

Date 日期 : 14th September 2001

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄


RECEIVED 收件日期
14-09-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)



Companies Registry
公司註冊處

Form 表格 D2 COPY

03 JUN -2 AM 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

1 **Company Name 公司名稱**

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 **Type of Change 更改事項**

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄


收件日期 RECEIVED
28 -01- 2002
公司註冊處(行政組)

Company Number 公司編號: 46996

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of residential address	25	1	2002

Existing Name 現用姓名: Francis LEE Lan-yee

Name / New Name 姓名／新姓名: -
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat B, 24/F., Block 4, Cavendish Heights, 33 Perkins Road, Jardines Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A331694(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and - Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：



(Name 姓名): ( )

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Date 日期: 28.1.2002



Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2001

	Note	2001 (HK$ million)	2000 (HK$ million) restated
Turnover		10,867	10,643
Direct costs		(3,663)	(3,528)
		7,204	7,115
Other revenue and net income		663	710
Other operating costs		(457)	(454)
Provision for impairment loss in Other Investments		—	(84)
Finance costs		(695)	(939)
Operating profit	2	6,715	6,348
Share of results of associates		472	(2)
Profit before taxation		7,187	6,346
Taxation	3	(776)	(637)
Profit after taxation		6,411	5,709
Scheme of Control transfers From/(To):			
Development Fund		111	(160)
Rate Reduction Reserve		(15)	(14)
		96	(174)
Profit attributable to shareholders			
Local activities		5,889	5,488
Overseas activities		618	47
Total		6,507	5,535
Dividends			
Interim dividend paid		1,195	1,153
Proposed final dividend		2,284	2,080
		3,479	3,233
Earnings per share	4	$3.05	$2.62
Dividends per share		$1.63	$1.515

Notes:

1. Segment information

(a) Business Segments
For the year ended 31st December

(HK$ million)	Sales of electricity under Scheme of Control 2001	2000	Infrastructure Investments 2001	2000	Unallocated & Other Items 2001	2000	Consolidated 2001	2000
REVENUE								
Group turnover	10,948	10,564	—	—	(81)	79	10,867	10,643
Other revenue	22	32	—	—	86	112	108	144
Segment revenue	10,970	10,596	—	—	5	191	10,975	10,787
RESULT								
Segment result	6,893	6,679	—	—	(38)	126	6,855	6,805
Interest income	—	1	334	301	21	64	355	366
Provision for impairment loss in Other Investments	—	—	—	—	—	(84)	—	(84)
Finance costs	(359)	(590)	(336)	(349)	—	—	(695)	(939)
Operating profit	6,534	6,090	198	152	(17)	106	6,715	6,348
Share of results of associates	—	—	469	(2)	3	—	472	(2)
Profits before taxation	6,534	6,090	667	150	(14)	106	7,187	6,346
Taxation	(1,010)	(862)	(49)	—	283	225	(776)	(637)
Profit after taxation	5,524	5,228	618	150	269	331	6,411	5,709
Scheme of Control transfers	96	(174)	—	—	—	—	96	(174)
Profit attributable to shareholders	5,620	5,054	618	150	269	331	6,507	5,535

(b) Geographical Segments
For the year ended 31st December

(HK$ million)	Hong Kong 2001	2000	Australia 2001	2000	Unallocated & Other Items 2001	2000	Consolidated 2001	2000
REVENUE								
Group turnover	10,835	10,606	1	—	31	37	10,867	10,643
Other revenue	108	144	—	—	—	—	108	144
Segment revenue	10,943	10,750	1	—	31	37	10,975	10,787
RESULT								
Segment result	6,855	6,824	—	—	—	(19)	6,855	6,805
Interest income	21	65	334	301	—	—	355	366
Provision for impairment loss in Other Investments	—	—	—	—	—	(84)	—	(84)
Finance costs	(359)	(590)	(336)	(349)	—	—	(695)	(939)
Operating profit	6,517	6,299	198	152	—	(103)	6,715	6,348
Share of results of associates	3	—	469	(2)	—	—	472	(2)
Profits before taxation	6,520	6,299	667	150	—	(103)	7,187	6,346
Taxation	(727)	(637)	(49)	—	—	—	(776)	(637)
Profit after taxation	5,793	5,662	618	150	—	(103)	6,411	5,709
Scheme of Control transfers	96	(174)	—	—	—	—	96	(174)
Profit attributable to shareholders	5,889	5,488	618	150	—	(103)	6,507	5,535

2. Operating profit

Operating profit is shown after charging/(crediting):

	2001 (HK$ million)	2000 (HK$ million)
Depreciation	1,557	1,443
Net realised gain on disposal of listed securities	(77)	—

3. Taxation

	2001 (HK$ million)	2000 (HK$ million)
The Company and its subsidiaries — Hong Kong	727	637
Associates — overseas	49	—
	776	637

Hong Kong profits tax has been provided for at the rate of 16% (2000: 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

4. The calculation of earnings per share is based on profit attributable to shareholders of HK$6,507 million (2000: HK$5,535 million) and 2,134,261,654 shares in issue throughout the year (2000: the weighted average number of 2,112,590,455 shares).

5. Certain comparative figures have been reclassified to conform to the current year's presentation.

6. A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

Book Closure

The Register of Members will be closed from Thursday, 2nd May 2002 to Thursday, 9th May 2002 both days inclusive. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, should be lodged with the Registrars by 4:00 p.m. on Tuesday, 30th April 2002.

CHAIRMAN'S STATEMENT

Demand for electricity in Hong Kong continued to rise in 2001 in spite of the depressed economic conditions. We again delivered exceptional levels of reliability and worked to ensure that our network will meet the future power needs of the people and businesses of Hong Kong. The performance of our Australian businesses exceeded expectations, both at the operating level and as a result of an exceptional one-off gain on the sale of the retail division of Powercor Australia, and it is this strong contribution to the bottom line from overseas activities which has resulted in the bulk of the increase in Group profits over last year.

Results

The profits arising from the Group's local activities amounted to HK$5,889 million (2000: HK$5,488 million). Profits arising from the Group's overseas activities increased substantially to HK$618 million (2000: HK$47 million) due mainly to the exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia, together with the strong operating performance of our Australian electricity distribution businesses.

As a result, the Group's audited consolidated net profit for the year ended 31st December 2001 was HK$6,507 million (2000: HK$5,535 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.07 per share. This, together with the interim dividend of 56 cents per share, will give a total dividend of HK$1.63 per share for the year (2000: HK$1.515 per share).

Hong Kong Operations

As a number of events around the world have demonstrated in recent years, provision of a highly reliable source of electric power is of central importance to economic activity, and is not to be taken for granted even in the most developed markets. During 2001, we continued to focus on reliability. For the sixth year in a row, we maintained a reliability of supply of 99.999%, and we exceeded our 18 customer pledges in all areas.

This exceptional performance was achieved while at the same time continuing tight control on costs and headcount have resulted in electricity generated per employee and revenue per employee rising during the year. These improvements in productivity reflect our constant attention to having the right workforce, systems and equipment in place and providing a customer service system that is both highly responsive and personalised.

Electricity generation is a capital-intensive industry and, therefore, the cost of capital is an important factor. The Group took advantage of the decline in interest rates to reduce our cost of borrowing substantially through retiring and refinancing portions of our existing debt, and the resultant interest savings made a contribution to our profits.

Fuel supply is another major cost factor and although rising international prices for coal made it impossible to reduce overall fuel costs for 2001, we mitigated the effects through further diversification of both coal types and sources.

We continued to improve the physical infrastructure. Effective maintenance of our generating equipment allowed us to achieve rising levels of availability and thermal efficiency from our generating units.

With power demand rising despite several years of poor economic conditions, the need for the Lamma Power Station Extension project is now even more apparent, with maximum demand in 2001 showing an increase of 4.1%. This rising demand emphasizes that the first phase must be commissioned by mid 2004. Site dredging was finished during the year and construction began on the seawall. In addition, we are making good progress on the planning, detailed design and approval process for the submarine gas pipeline.

Overseas Business

Our strategy is to invest in electricity related businesses offering acceptable risk levels and steady margins. Our joint investments with Cheung Kong Infrastructure Holdings Limited in ETSA Utilities and Powercor in Australia were based on the expectation of earning the reasonable return as set out in the regulatory framework. Both have performed above these expectations during 2001, delivering solid financial and operational results in a year in which extreme climatic conditions, particularly in South Australia, presented many challenges for the businesses. During the year, we were able to exit the more volatile and higher-risk retail portion of Powercor through disposal. This raised A$315 million in total, which was used to reduce Powercor's gearing. As a result we now concentrate on regulated electricity distribution businesses, with a customer base of 1.4 million.

Outlook

While the pace of any economic recovery is uncertain, experience has shown that demand for electricity in Hong Kong will continue to rise even if conditions remain sluggish. Therefore we are focused on pressing ahead with work on the Lamma Extension and investing in improving our existing infrastructure to ensure the adequacy and reliability of supply that is required by Hong Kong to maintain its standing as a world class city.

Overseas, we will continue to see a steady contribution to Group profit from our Australian assets. We are also encouraged by the possibilities for expansion that are emerging as regulatory regimes around Asia and beyond evolve. The Group will continue to seek opportunities in countries and in segments of the market that offer a high degree of earnings predictability at acceptable levels of risk.

I wish to thank all employees for their dedication, loyalty and hard work, which has positioned the Group well to seize suitable opportunities that may arise.

George C. Magnus
Chairman

Hong Kong, 7th March 2002

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure for the year amounted to HK$4,134 million, which was primarily funded by cash from operations and bank loans. Total net external borrowings decreased from HK$17,189 million at the beginning of the year to HK$13,758 million at year end. The decrease was due to the refinancing of bridge loans secured from the acquisition of Powercor Australia and a net positive cashflow. In addition, undrawn committed credit facilities available to the Group totalled HK$5,744 million (2000: HK$4,981 million). The gearing ratio (net debt/shareholders' funds) at 31st December 2001 was 41% (2000: 56%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

The A$844 million bridge loans were completely refinanced at both the sponsors' and project level. An A$405 million 5-year syndicated term loan facility was raised to refinance the Group's equity contribution, while the balance was replaced by commercial paper and debt issuance in the name of Powercor Australia Limited.

During the year, the Group secured committed funds of HK$6,200 million for refinancing and corporate funding requirements. The largest transaction was a Dual Tranche Syndicated Loan Facility, with 5 and 7 years terms. Strong demand in the banking market for credit worthy companies allowed us to raise the amount from an original HK$2,500 million to HK$4,500 million. The Group also secured HK$1,200 million in bilateral loans and a further HK$500 million via a privately placed 3-year fixed rate notes issue. The proceeds from these facilities were used in part to retire more expensive existing debt and partly to act as committed facilities for funding requirements over the next 12 months.

As at 31st December 2001, external borrowings of the Group amounted to HK$14,338 million with the following profile:

(1) 70% was either denominated or effectively hedged into Hong Kong dollars and 29% was denominated in Australian dollars;

(2) 68% was medium term loans, 22% was capital market instruments and 10% was suppliers' credits;

(3) 87% was repayable between 2 to 5 years and 6% was repayable beyond 5 years;

(4) 78% was fixed or capped rate based.

It is the Group's treasury policy not to engage in any speculative trading activity. Foreign currency transaction exposure, other than in US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and currency and interest rate swaps. As at 31st December 2001, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging a comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by using a spectrum of financial instruments to maintain a majority of the Group's debt at fixed rates. This is achieved either by means of fixed rate debt issues or by the use of interest rate swaps and caps. At 31st December 2001, the contractual notional amounts of derivative instruments outstanding amounted to HK$14,034 million (2000: HK$9,885 million) equivalent.

Contingent Liabilities

As at 31st December 2001, the Company has given guarantees to banks in respect of banking facilities and development security available to associates amounting to HK$40 million (2000: HK$8 million). The Company has also given guarantees in respect of bank and other borrowing facilities available to subsidiaries totaling HK$8,587 million (2000: HK$9,663 million) equivalent. This HK$8,587 million (2000: HK$9,663 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2001, excluding directors' emoluments, amounted to HK$1,083 million (2000: HK$1,096 million). As at 31st December 2001, the Group employed 2,318 (2000: 2,366) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 2002 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2001.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorize the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"THAT:
(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and
(b) for the purpose of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"THAT:
(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;
(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and
(c) for the purpose of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass with or without modification the following resolution as a Special Resolution:
"THAT the Articles of Association of the Company be and are hereby amended in the following manner:
(a) By adding the following definitions in Article 2 immediately after the definition "Writing" or "printing":
"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.
"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.
"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.
(b) By adding in Article 2 after the words "visible form" in the definition of "Writing" or "printing" the words "including an electronic communication".
(c) By adding in Article 2 after the paragraph commencing with the words, "Words denoting the singular" the following paragraph:
"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium."
(d) By renumbering the existing Article 157 as Article 157(a), by adding at the beginning of such Article the words, "Subject to Articles 157(b) and 157(c)", and adding the following as Articles 157(b) and 157(c):
"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).
157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."
(e) By adding in Article 161 after the words "Hong Kong" the following:
"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network."
(f) By adding in Article 161 after the words, "In the case of joint holders of a share all notices" the words "or documents".
(g) By adding in Article 162 after the word "notice" where it appears in that Article the words "or document" and by adding at the end of that Article the following:
"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."
(h) By adding the following as Article 162A after Article 162:
"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language."
(i) By adding in Article 164 after the word "printed" the words "or made electronically"."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 7th March 2002

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 2nd May 2002 to Thursday, 9th May 2002, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 30th April 2002.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. A circular containing the explanatory statement relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), will be despatched to the members together with the annual report.

(5) In Resolution 8 above, shareholders are asked to approve amendments to the Company's Articles of Association to take advantage of the recent changes to the Companies Ordinance and the Listing Rules which enable the Company to offer members the choice to receive either the full annual report and accounts or a summary financial report, to receive such documents, notices and other documents in printed copy, through the Company's computer network or by means of other forms of electronic communication, and in English or Chinese. The proposed amendments and their effects are also set out in the circular mentioned in Note(4) above.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(在香港註冊成立之有限公司)

經審核綜合損益表
截至二零零一年十二月三十一日止年度

	附註	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計) 重報
營業額		10,867	10,643
直接成本		(3,663)	(3,528)
		7,204	7,115
其他收入及收益淨額		663	710
其他營運成本		(457)	(454)
其他投資減值準備		—	(84)
財務成本		(695)	(939)
經營溢利	二	6,715	6,348
所佔聯營公司之損益		472	(2)
除稅前溢利		7,187	6,346
稅項	三	(776)	(637)
除稅後溢利		6,411	5,709
管制計劃調撥撥自/(入)：			
發展基金		111	(160)
減費儲備		(15)	(14)
		96	(174)
股東應得溢利			
香港業務		5,889	5,488
海外業務		618	47
總數		6,507	5,535
股息			
已付中期股息		1,195	1,153
擬派末期股息		2,284	2,080
		3,479	3,233
每股溢利	四	$3.05	$2.62
每股股息		$1.63	$1.515

附註：

(一) 分部資料

(甲) 業務分類

截至十二月三十一日止年度

(港幣百萬元計)	香港特許下之電力銷售 2001	2000	基建投資 2001	2000	未分配及其他項目 2001	2000	綜合 2001	2000
收入								
集團營業額	10,948	10,564	—	—	(81)	79	10,867	10,643
其他收入	31	32	—	—	56	112	108	144
分部收入	10,979	10,596	—	—	1	191	10,975	10,787
業績								
分部業績	6,873	6,679	—	—	(38)	126	6,855	6,805
利息收入	—	1	534	501	21	64	555	566
其他投資減值準備	—	—	—	—	—	(84)	—	(84)
財務成本	(359)	(590)	(336)	(349)	—	—	(695)	(939)
經營溢利	6,514	6,090	198	152	(17)	106	6,715	6,348
所佔聯營公司之損益	—	—	449	(2)	3	—	472	(2)
除稅前溢利	6,514	6,090	647	150	(14)	106	7,187	6,346
稅項	(1,010)	(862)	(49)	—	283	225	(776)	(637)
除稅後溢利	5,524	5,228	618	150	269	331	6,411	5,709
管制計劃調撥	96	(174)	—	—	—	—	96	(174)
股東應得溢利	5,620	5,054	618	150	269	331	6,507	5,535

(乙) 地區分類

截至十二月三十一日止年度

(港幣百萬元計)	香港 2001	2000	澳洲 2001	2000	未分配及其他項目 2001	2000	綜合 2001	2000
收入								
集團營業額	10,835	10,606	1	—	31	37	10,867	10,643
其他收入	108	144	—	—	—	—	108	144
分部收入	10,943	10,750	1	—	31	37	10,975	10,787
業績								
分部業績	6,855	6,474	—	—	—	(19)	6,855	6,805
利息收入	21	65	534	501	—	—	555	566
其他投資減值準備	—	—	—	—	—	(84)	—	(84)
財務成本	(359)	(590)	(336)	(349)	—	—	(695)	(939)
經營溢利	6,517	6,299	198	152	—	(103)	6,715	6,348
所佔聯營公司之損益	3	—	469	(2)	—	—	472	(2)
除稅前溢利	6,520	6,299	667	150	—	(103)	7,187	6,346
稅項	(727)	(637)	(49)	—	—	—	(776)	(637)
除稅後溢利	5,793	5,662	618	150	—	(103)	6,411	5,709
管制計劃調撥	96	(174)	—	—	—	—	96	(174)
股東應得溢利	5,889	5,488	618	150	—	(103)	6,507	5,535

(二) 經營溢利

經營溢利已扣除/(計入)下列項目：

	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
折舊	1,567	1,443
變賣上市證券已實現收益淨額	(77)	—

(三) 稅項

	二零零一年 (港幣百萬元計)	二零零零年 (港幣百萬元計)
本公司及其附屬公司 — 香港	727	637
聯營公司 — 海外	49	—
	776	637

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率16%(二零零零年為16%)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

(四) 每股溢利之計算基準為股東應得溢利港幣六十五億零七百萬元(二零零零年為港幣五十五億三千五百萬元)，除以本年度已發行股份2,134,261,654股(二零零零年為加權平均數2,112,390,455股)計算。

(五) 某些比較數字曾作適當調整，以符合本年度在賬項表達形式上之需要。

(六) 載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第四十五(一)至四十五(三)段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。

暫停過戶登記

自二零零二年五月二日星期四至二零零二年五月九日星期四，首尾兩天包括在內，暫停辦理股票過戶登記工作。凡欲獲派末期股息者，務須於二零零二年四月三十日星期二下午四時前，連同有關股票向股票登記處辦理股票過戶手續。

董事局主席報告

雖然經濟不景，香港電力需求於二零零一年依然繼續上升。公司在電力供應可靠程度方面，持續表現卓著，並致力確保供電網絡足以應付香港市民及商業之未來電力需求。澳洲業務的表現較預期為佳，除營運業績理想之外，出售Powercor電力零售業務之一次過收益，均為集團提供巨大盈利貢獻，致全年溢利有所增加。

業績

集團香港業務所提供之溢利為港幣五十八億八千九百萬元。(二零零零年為港幣五十四億八千八百萬元)。集團海外業務所提供之溢利大幅增長至港幣六億一千八百萬元(二零零零年為港幣四千七百萬元)，主要原因乃由於出售澳洲Powercor電力零售業務獲得港幣三億四千四百萬之一次過收益，以及澳洲配電業務之營運表現良好。

因此，集團截至二零零一年十二月三十一日止年度經審核之綜合溢利為港幣六十五億零七百萬元(二零零零年為港幣五十五億三千五百萬元)。

末期息

董事局將建議派發末期息每股港幣一元零七分，連同中期股息每股五角六分，全年之股息為每股港幣一元六角三分(二零零零年每股股息一元五角一分半)。

香港業務

全球近年發生的事例均說明高度可靠的電力服務對經濟活動至為重要。即使是發展完備的市場，亦不能掉以輕心。於二零零一年，公司繼續致力提高電力供應之可靠程度，連續六年，公司的電力可靠程度均維持在99.999%的水平，在十八項涉及各方面服務的承諾上，均達致高於標準的水平。

公司在取得以上驕人成績的同時，亦繼續嚴格控制成本和員工人數，使每名員工的發電量和人均收入在年內均有所提升。生產力上的穩健改進，反映集團對員工在工作要求和培訓方面均予以重視，確保人盡其才，配合先進的系統和設備，為客戶提供快捷和個人化的服務。

發電業務為一門資本密集之工業，資本成本遂成為其中重要一環。集團利用利率下調的優勢，透過再融資部份現有債項，大幅減少借貸成本和利息支出，對集團溢利有所貢獻。

燃料供應為另一個重要的成本因素。由於國際燃煤價格上升，故未能於二零零一年減低整體燃料成本，惟集團已透過在燃煤種類及來源方面進一步多元化，將影響降低。

集團亦繼續致力改善基本建設，以有效的維修及保養，使發電機組達致更高的效率及系統實用。

雖然經濟於過去數年表現疲弱，但社會對電力需求依然有所增長。於二零零一年，電力最高需求量錄得百分之四點一的增幅，顯示南丫發電廠的運切性較以往更為明顯，隨著需求量的增加，首期工程必需於二零零四年中之前完成。年內，公司已完成海床挖掘，並開始建築海堤，在海底氣體管道之策劃、設計及批審方面，亦取得良好進展。

海外業務

集團的策略是投資於可接受風險水平而提供穩定增長利潤的電力有關業務。集團與長江基建集團有限公司聯合投資澳洲ETSA Utilities和Powercor，就是适於預期在現有監管架構下可取得合理回報，而兩者在二零零一年的表現均較預期優勝。年內澳洲天氣變化極端，尤以南澳洲首為甚，對業務造成很多挑戰，但以上項目仍取得穩固的財務和營運業績。集團在年內出售Powercor較波動及風險較高的零售業務，出售所得澳幣三億一千五百萬元用以減低Powercor的負債。現時，集團專注經營受監管兼具有一百四十萬客戶基礎的電力分銷業務。

展望

縱使經濟復甦步伐並未明朗，經驗說明，在經濟低迷的環境下，香港電力需求仍將持續上升。因此，集團將專注發展南丫發電廠擴建工程以及投資改善現有基本建設，以確保可提供足夠和穩定的電力供應，以維持香港之世界級城市地位。

海外方面，集團將繼續從澳洲項目取得穩定收益。集團對於亞洲以及其他地區因監管制度改變所提供的發展機會感到鼓舞，將繼續專注投資於可賺取高盈利而風險在可接受水平的國家市場。

本人謹向所有員工致以謝意，感謝他們衷誠及努力不懈地工作，令集團置身於優越位置，爭取任何適當的發展機會。

主席
霍建寧

香港，二零零二年三月七日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團本年度之資本開支為港幣四十一億三千四百萬元，該資本開支主要以營運現金及銀行貸款支付。由於收購Powercor Australia的過渡性貸款再融資及有淨正現金流入，令向外貸款淨額的總額由年初時的港幣一百七十一億八千九百萬元遞減至年終時的港幣一百三十七億五千八百萬元。此外，集團已承擔但未動用之信貸總額為港幣五十七億四千四百萬元(二零零零年為港幣四十九億八千一百萬元)。截至二零零一年十二月三十一日止，集團之資本負債比率(淨負債/股東資金)為百分之四十一(二零零零年為百分之五十六)。

庫務政策，融資活動及資本結構

集團繼續確保以各種不同而又優越的財務資源提供再融資及業務發展所需資金，及運用已承擔之信貸安排，提供未來融資及業務發展之資金需求，並且在穩健的基礎上靈活地管理外匯和利率風險。

澳幣八億四千四百萬元之過渡性貸款，以保薦人及該項目之水平再融資，均已在年內完成。其中澳幣四億五百萬元之五年期銀團定期貸款是為本集團所投入的股本籌組再融資，餘款則以Powercor Australia有限公司為名的商業票據及債務發行所取代。

年內，集團取得已承擔資金港幣六十二億元，作為再融資及企業資金所需。其中最大之交易為一項內含五年期及七年期之雙重份額銀團貸款安排。基於銀行業對信貸優良之公司有很大放款需求，我們得以把原定的貸款港幣二十五億元提昇至港幣四十五億元。集團亦取得港幣十二億元之雙邊貸款及透過發行一項私人配售之三年期定息票據再籌組港幣五億元。該些款項部份用作清償現行較高利率之債務及部份作為未來十二個月所需資金之已承擔信貸安排。

於二零零一年十二月三十一日，集團向外貸款為港幣一百四十三億三千八百萬元，其結構如下：

(一) 百分之七十以港元為單位或透過外匯對沖為港元及百分之二十九以澳元為單位；

(二) 百分之六十八為中期貸款，百分之二十二為資本市場工具及百分之十為供應商信貸；

(三) 百分之八十七貸款償還期為二至五年而百分之六貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、外匯及利率掉期合約以管理外幣交易風險。於二零零一年十二月三十一日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團採用了一系列金融工具將大部份債項維持為定息債務以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。截至二零零一年十二月三十一日止，未履行的衍生工具合約名義總額為港幣等值一百四十億三千四百萬元(二零零零年為港幣九十八億八千五百萬元)。

或有債務

於二零零一年十二月三十一日，本公司就給予聯營公司合共港幣四千萬元(二零零零年為港幣八百萬元)的銀行備用信貸及發展擔保而向銀行作出擔保。本公司就附屬公司之銀行及其他借款合共港幣等值八十五億八千七百萬元(二零零零年為港幣九十六億六千三百萬元)而作出擔保。該等港幣八十五億八千七百萬元(二零零零年為港幣九十六億六千三百萬元)本公司之或有債務已顯示在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零一年十二月三十一日止，除董事酬金外，集團對員工的總支出達港幣十億八千三百萬元(二零零零年為港幣十億九千六百萬元)。於二零零一年十二月三十一日，集團長期僱員人數為二千三百一十八名(二零零零年為二千三百六十六名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各種與工作相關的訓練課程，藉此增加員工的技術和知識。

股東週年大會通告

茲定於二零零二年五月九日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零一年十二月三十一日止年度之董事局與核數師報告書。

(二) 宣派末期股息。

(三) 選舉董事。

(四) 聘任核數師及授權董事局釐定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

(b) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 在下文(b)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(b) 本公司按照上文(a)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

(八) 考慮及認為適當時，在經會作出修訂下，通過下列決議案為特別決議案：

「動議按下列方式修訂本公司之組織章程細則：

(a) 緊接於細則2內「書面」或「印刷」之釋義後加入以下新定義：

「電子通訊」指以任何形態透過任何媒體利用電子傳送方式進行之通訊。

「上市規則」指香港聯合交易所有限公司不時修訂的證券上市規則。

「財務摘要報告」與公司條例內之釋義相同。

(b) 於細則2內「書面」或「印刷」之釋義中，在「視覺上之表現方式」後加入「包括電子通訊」之字樣。

(c) 於「單數涵義的字眼」的段落後，加入新段如下：

「文中相關法例、規則及規定等詞之含義包括公司條例及其所有附屬法例與上市規則。文中通告或文件等詞包括以任何數碼、電子、電氣、磁性的或其他可讀取格式或媒體記錄或儲存之通告或文件。」

(d) 將細則157之編號更改為細則157(a)，在細則157(a)起首處加入「除細則157(b)及157(c)另有規定外」之字樣，及加入細則157(b)及157(c)如下：

「157(b) 倘若根據相關法例、規則及規定向有關人士發出財務摘要報告，而有關人士同意或視作同意接納收取該財務摘要報告為本公司已履行寄發細則157(a)所指定文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件之規定。

157(c) 倘若本公司根據相關法例、規則及規定在本公司電腦網絡或以其他許可之方式(包括以任何電子通訊方式寄發)公佈細則157(a)所述之文件及(如適用)財務摘要報告，而有關人士同意或視作同意接納以上述形式公佈或收取該等文件視為本公司已履行向該人士寄發該等文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件或財務摘要報告之規定。

(e) 於細則161內「香港」之字樣後加入以下字句：

「或根據相關法例、規則及規定以電子通訊方式送致股東之電子地址，或根據相關法例、規則及規定在本公司電腦網絡公佈。」

(f) 於細則161內「如屬股份之聯名持有人，則所有通告」之字樣後加入「或文件」之字樣。

(g) 於細則162內，在所有「通告」一詞之後加入「或文件」之字樣，並在該細則之後加入以下字句：

「以電子通訊方式發出通告或文件，將以本公司或其代理人之伺服器發出有關通告或文件當日視為該通告或文件之發出日期。在本公司電腦網絡公佈通告或文件，則以向股東發出通知表示有關通告或文件已在本公司電腦網絡公佈之翌日視為發出或被收該通告或文件之日期。」

(h) 於細則162後加入新細則162A如下：

「除相關法例、規則及規定另有指明外，可向股東僅發任何通告或文件，包括細則157(a)所指之文件及財務摘要報告之英文本或中文本。」

(i) 於細則164內「印刷」一詞後加入「或以電子方式簽署」之字樣。」

承董事局命
公司秘書
黃蘭[illegible]

香港，二零零二年三月七日

附註：

(一) 有權出席股東之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代理人不必為本公司股東。根據本公司組織章程，委任代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

(二) 本公司將由二零零二年五月二日星期四至二零零二年五月九日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零二年四月三十日星期二下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

(三) 就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

(四) 就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則(「上市規則」)之要求詳載建議購回股份之說明文件，將隨同年報寄予各股東。

(五) 上述第八項議程之議案建議股東批准修訂本公司之組織章程細則，以便本公司可引用公司條例及上市規則最近更改之規例，讓股東選擇收取完整之年報及賬目或財務摘要報告，選擇以印刷本或透過本公司電腦網絡或以其他電子通訊形式收取該等財務報告，選擇收取上述文件之英文本或中文本，連同其他有關附註(四)所述之函件內。

(14) (15)


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

3rd April, 2002


HONGKONG ELECTRIC GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
GEORGE C. MAGNUS *(Chairman)*
CANNING FOK KIN-NING *(Deputy Chairman)*
TSO KAI-SUM *(Group Managing Director)*
* RONALD JOSEPH ARCULLI
SUSAN M.F. CHOW
ANDREW J. HUNTER
KAM HING-LAM
* HOLGER KLUGE
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
* RALPH RAYMOND SHEA
FRANK J. SIXT
* WONG CHUNG-HIN
EWAN YEE LUP-YUEN

* *Independent Non-Executive Director*

Registered Office:
44 Kennedy Road
Hong Kong

3rd April 2002

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding the general mandates to issue shares and to repurchase shares which are proposed to be granted to the Directors, and the proposed amendments to the Company's articles of association. These resolutions will be proposed at the Annual General Meeting of the Company convened for 9th May 2002.

SHARE BUYBACK AND SHARE ISSUE GENERAL MANDATES

On 10th May 2001 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix I to this document.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION

It will also be proposed at the Annual General Meeting a special resolution to amend the existing articles of association of the Company. The proposed amendments will enable the Company to take advantage of new legislation and recent changes to the Listing Rules to offer shareholders the choice to receive either the full annual report and accounts or a summary financial report, to receive such documents, notices and other documents in printed copy, through the Company's computer network or by other forms of electronic communication, and in English or Chinese. The Company will send the full annual report and the summary financial report to shareholders in the various aforesaid modes in accordance with all applicable laws, rules and regulations. The proposed amendments and their effects are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

The ordinary resolutions and special resolution are set out in full in the notice of Annual General Meeting included in the Annual Report. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at the address stated above in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
GEORGE C. MAGNUS
CHAIRMAN

APPENDIX I

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 3rd April 2002 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2003, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December 2001) in the event that the Buyback Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest	**Lowest**
	HK$	*HK$*
April 2001	28.05	26.30
May 2001	28.45	26.30
June 2001	30.10	27.20
July 2001	30.10	27.70
August 2001	30.40	27.95
September 2001	31.00	28.20
October 2001	32.30	29.10
November 2001	31.40	28.30
December 2001	29.00	27.65
January 2002	28.95	27.70
February 2002	29.60	28.10
March 2002	30.00	28.65

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Buyback Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Buyback Mandate is approved and exercised.

As at 3rd April 2002 (the latest practicable date prior to the printing of this document), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries. Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Holdings Limited and Messrs. Li Ka-Shing, Victor Li Tzar-kuoi and Richard Li Tzar-kai (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the *Hong Kong Code on Takeovers and Mergers*.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

APPENDIX II

The following are the proposed amendments to be made to the existing articles.

1. **Article 2:**

(i) Add the following definitions:

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

(ii) Add the words "including an electronic communication" after the words "visible form" in the definition of "Writing" or "printing".

The definition will read ""Writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form, including an electronic communication."

(iii) Add the following new paragraph at the end of Article 2:

"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium".

This is to define new terms which will appear in the amendments below and widen the scope of the definition of notice and document to include any form of recording media.

2. **Article 157:**

(i) Renumber Article 157 as Article 157(a).

Add the words "Subject to Articles 157(b) and 157(c)" at the beginning of Article 157(a).

The Article will read "Subject to Articles 157(b) and 157 (c), every Balance Sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 47; Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures".

(ii) Add the following as Article 157(b):

"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a)."

(iii) Add the following as Article 157(c):

"157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial

report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

This is to enable the Company to offer shareholders the choice to receive either a summary financial report (as defined in the Companies Ordinance) or the full annual report and accounts, and to receive such documents in printed copy, through the Company's website or by means of other forms of electronic communication.

3. **Article 161:**

(i) Add the following after the words "Hong Kong":

"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network".

(ii) Add the words "or documents" after the words "In the case of joint holders of a share all notices".

The Article will read "Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network. In the case of joint holders of a share all notices or documents shall be given to that one of the joint holders whose name stands first in the Register of Members, and notice so given shall be sufficient notice to all the joint holders."

This is to enable the Company to offer shareholders, including joint holders, the choice to receive notices and other documents in printed copy, through the Company's website or by means of other forms of electronic communication.

4. **Article 162:**

(i) Add the words "or document" after the word "notice" where it appears in Article 162.

(ii) Add the following at the end of Article 162:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network".

The Article will read "Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a Post Office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such Post Office, and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such Post Office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network".

This is to provide when notice or document is deemed to be served if sent by electronic communication or by publication on the Company's computer network.

5. **Article 162A:**

Add a new Article 162A:

"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language".

This is to enable the Company to offer shareholders the choice to receive the financial reports, notices and other documents in either the English or the Chinese language.

6. **Article 164:**

Add the words "or made electronically" after the word "printed".

The Article will read "The signature to any notice to be given by the Company may be written or printed or made electronically".

This is to allow the signature to any notice to be made electronically.


HONGKONG ELECTRIC
GROUP

(16)

03 JUN -2 AM 7:21

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We [1] ____________________

of ____________________

being the registered holder(s) of [2] __________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint [3] the Chairman of the Meeting or ____________________

of ____________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 9th May, 2002 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For [4]	Against [4]
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2001.		
2.	To declare a final dividend.		
3.	To re-elect Mr. Ronald J. Arculli as a Director.		
	To re-elect Mr. Ewan Yee Lup-yuen as a Director.		
4	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5	To pass Resolution 5 of the Notice of Annual General Meeting ("AGM Notice") — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice – to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice – to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		
8.	To pass Resolution 8 of the AGM Notice – to amend the articles of association of the Company.		

Dated this ______ day of ______________ 2002.

Signature(s) [5] ____________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than that named is preferred, strike out the name herein inserted and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(4) **IMPORTANT:** If you wish to vote for a resolution in the Notice of Meeting please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(5) This form of proxy must be signed by you or your attorney duly authorized in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorized in that behalf.

(6) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(7) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(8) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
(在香港註冊成立之有限公司)

授予全權發行股份及
購回股份之建議及
修訂組織章程細則之建議

二零零二年四月三日


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
（在香港註冊成立之有限公司）

董事：
麥理思（主席）
霍建寧（副主席）
曹棨森（集團董事總經理）
* 夏佳理
周胡慕芳
甄達安
甘慶林
* Holger Kluge
李蘭意
李澤鉅
* 佘頌平
陸法蘭
* 黃頌顯
余立仁

* 獨立非執行董事

註冊辦事處：
香港堅尼地道44號

敬啓者：

授予全權發行股份及
購回股份之建議及
修訂組織章程細則之建議

序言

本通函旨在向　閣下提供有關建議授予董事局全權發行股份及購回股份以及建議修訂組織章程細則之資料。此等決議案將於本公司於二零零二年五月九日召開之股東週年大會上提呈。

股份購回及股份發行之全權

於二零零一年五月十日，董事局獲授予一項全權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故擬尋求　閣下批准於股東週年大會上提呈一項普通決議案，授予董事局全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券之有關規例之要求，本公司須向各股東送呈一份説明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此説明文件載列於本文件附錄一中。

此外，行將於股東週年大會上提呈之普通決議案將(i)授予董事局一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股本之百分之二十股份及(ii)批准在上述有關百分之二十股份之授權之上另加購回之股份(最高額為通過該決議案之日本公司已發行股本之百分之十)。

修訂組織章程細則

股東週年大會上將提呈一項特別決議案，以修訂本公司現有組織章程細則。建議之修訂使本公司可引用新法例及近期更改之上市規則，讓股東選擇收取完整之年報及賬目或財務摘要報告，亦可選擇收取上述文件、通告及其他文件之印刷本，或透過本公司之電腦網絡或以其他電子通訊方式收取，更可選擇衹收取英文本或中文本。本公司將根據一切相關法例、規則及規定以上述方式向股東派發完整之年報及財務摘要報告。建議之修訂及其效用載列於本文件附錄二。

股東週年大會

各項普通決議案及特別決議案均詳列於年報內之股東週年大會通告。無論　閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦　閣下於大會上投票贊成該等決議案。

此致

各位股東　台照

主席
麥理思

二零零二年四月三日

附錄一

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零二年四月三日(即印備本文件之前最後實際可行日期)本公司已發行之股本為2,134,261,654股每股港幣一元之股份(「股份」)。

以股東週年大會日期之前不再發行股份為基準，購回授權之充分行使之相應結果將使公司截至二零零三年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回原因

董事局相信，向各股東尋求一項授權，使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回、視當時市場情況及資金安排而定，可導致每一股份之資產淨值及／或收益增長。董事局正尋求一項購回股份授權，使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款，將於有關時間由董事局考慮當時之情形而定。

購回之資金

公司祗可根據公司條例及本公司之組織大綱及組織章程規定以可合法用作有關用途之資金購回股份，預期任何購回所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或舉債能力(與截至二零零一年十二月三十一日止年報所載經審核之綜合帳目所披露之狀況比較)有重大之不利影響。然而，董事局不擬建議如此行使購回授權，以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

股份價格

本公司之股份於印備本文件之前十二個月每月在聯交所買賣之最高價及最低價如下：

	最高 港元	最低 港元
二零零一年四月	28.05	26.30
二零零一年五月	28.45	26.30
二零零一年六月	30.10	27.20
二零零一年七月	30.10	27.70
二零零一年八月	30.40	27.95
二零零一年九月	31.00	28.20
二零零一年十月	32.30	29.10
二零零一年十一月	31.40	28.30
二零零一年十二月	29.00	27.65
二零零二年一月	28.95	27.70
二零零二年二月	29.60	28.10
二零零二年三月	30.00	28.65

披露權益

董事局已向聯交所作出承諾，將按照上市規則及香港適合法例之規定，根據購回授權行使本公司權力進行所有購回。

倘若購回授權經批准及行使，本公司董事（就其作出一切合理查詢後所知）或其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕（如上市規則所下定義）均無知會本公司該等關連人仕目前有意將股份售予本公司，亦未承諾不將股份售予本公司。

截至二零零二年四月三日（印備本文件前之最後實際可行日期），長江基建集團有限公司（「長江基建」）及其附屬公司Hyford Ltd. 通過Hyford Ltd. 某些附屬公司（包括Monitor Equities S.A. 及Univest S.A.）共持有股份829,599,612股，佔本公司已發行股本38.87%。由於其在長江基建之直接及／或間接控股權，和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings Ltd.、長江實業（集團）有限公司、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Holdings Limited 及李嘉誠先生、李澤鉅先生和李澤楷先生（總稱「主要股東」）各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力，則（倘若目前之控股權在其他情況下保持不變）長江基建在本公司之控股權將增至約為本公司已發行股本43.19%，以及被視為各主要股東之控股權亦將同樣增加。董事局認為此種增加將可能會引致香港公司收購及合併守則第二十六條第一項規定提出之強制收購。

公司進行之股份購買

本文件刊發日期前六個月，本公司並無購買本公司之任何股份（無論是否在聯交所進行）。

附錄二

以下為現有細則之建議修訂。

1. 細則2：

(i) 加入以下釋義：

「電子通訊」指以任何形體透過任何媒體利用電子傳送方式進行之通訊。

「上市規則」指香港聯合交易所有限公司不時修訂的證券上市規則。

「財務摘要報告」與公司條例內之釋義相同。

(ii) 在「書面」或「印刷」之釋義中，於「視覺上......之表現方式」後加入「包括電子通訊」等字。

「書面」或「印刷」之釋義將為「應包括書面的、印刷的、平版印刷的、攝影的、打字的及其他所有視覺上的文字或數字之表現方式，包括電子通訊。」

(iii) 在細則2之後加入以下新段：

「文中相關法例、規則及規定等詞之含義包括公司條例及其所有附屬法例與上市規則。文中通告或文件等詞包括以任何數碼、電子、電氣、磁性的或其他可讀取格式或媒體記錄或儲存之通告或文件。」

以上為界定在以下修訂中出現之新詞語，並擴大通告與文件之函義，以包括各種記錄媒體。

2. 細則157：

(i) 將細則157之編號改為細則157(a)。

在細則157(a)起首處加入「除細則157(b)及157(c)另有規定外，」等字。

本細則之內容將為「除細則157(b)及157(c)另有規定外，每份本公司的資產負債表須按照條例的規定而簽署，而提交本公司在股東大會上省覽的每份資產負債表（包括根據法例規定而附隨於資產負債表的每份文件），連同董事報告書，須於舉行股東大會前不少於二十一天，送交本公司的每名股東及債權證持有人，以及根據第47條而登記的每位人士。但本條文並不規定該等文件須送交本公司並不知悉其地址的任何人士或送交有關的股份或債權證的聯名持有人當中多於一名的持有人。」

(ii) 加入以下細則157(b)：

「157(b)倘若根據相關法例、規則及規定向有關人士發出財務摘要報告，而有關人士同意或視作同意接納收取該財務摘要報告為本公司已履行寄發細則157(a)所指定文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件之規定。」

(iii) 加入以下細則157(c)：

「157(c)倘若本公司根據相關法例、規則及規定在本公司電腦網絡或以其他許可之方式（包括以任何電子通訊方式寄發）公佈細則157(a)所述之文件及（如適用）財務摘要報告，而有關人士同意或視作同意接納以上述形式公佈或收取該等文件視為本公司已履行向該人士寄發該等文件之責任，則視作已遵守細則157(a)所指無論根據該細則或公司條例而向有關人士發出該細則所述文件或財務摘要報告之規定。」

以上修訂使本公司可讓股東選擇收取財務摘要報告（定義見公司條例）或完整之年報及賬目，亦可選擇收取上述文件之印刷本，或透過本公司之網站或以其他電子通訊方式收取。

3. 細則161：

(i) 在「香港......」等字句後加入以下字句：

「或根據相關法例、規則及規定以電子通訊方式送致股東之電子地址，或根據相關法例、規則及規定在本公司電腦網絡公佈。」

(ii) 在「如屬股份之聯名持有人，則所有通告」等字句後加入「或文件」等字。

本細則之內容將為「本公司可親自或透過以預先繳付郵費的函件以郵遞方式將通告或文件寄到股東在股東名冊中所示的登記地址或刊載於香港每天流通的一份中文報章及一份英文報章，作為送達任何通告或文件，或根據相關法例、規則及規定以電子通訊方式送致股東之電子地址，或根據相關法例、規則或規定在本公司電腦網絡公佈。如屬股份之聯名持有人，則所有通告或文件將寄往其中一名在股東名冊中排名首位的聯名持有人，而因此而作出的通告已作為足夠向所有聯名持有人所作出的通知。」

以上修訂使本公司可讓股東(包括聯名股東)選擇收取通告或其他文件之印刷本、或透過本公司網站或以其他電子通訊方式收取。

4. 細則162：

(i) 在細則162內，於所有「通告」一詞之後加入「或文件」等字。

(ii) 在細則162之後加入：

「以電子通訊方式發出通告或文件，將以本公司或其代理人之伺服器發出有關該通告或文件當日視為該通告或文件之發出日期。在本公司電腦網絡公佈通告或文件，則以向股東發出通知表示有關通告或文件已在本公司電腦網絡公佈之翌日視為發出或接收該通告或文件之日期。」

本細則之內容將為「以郵遞方式寄出的任何通告或文件將會被視作隨著載著該通告或文件的信封或封套已交付位於香港境內的郵政局的日期翌日已送達。而為證明已作送達，倘能證明載著該通告或文件的信封或封套已妥為繳付郵費、列明地址及交付予郵政局已為足夠，而由秘書或董事會委任的其他人仕的書面證明書證明載著該通告或文件的信封或封套已列明地址及交付予該郵政局者為送達通告或文件的確證。以電子通訊方式發出通告或文件，將以本公司或其代理人之伺服器發出有關該通告或文件當日視為該通告或文件之發出日期。在本公司電腦網絡公佈通告或文件，則以向股東發出通知表示有關通告或文件已在本公司電腦網絡公佈之翌日視為發出或接收該通告或文件之日期。」

以上修訂旨在規定當以電子通訊方式發出或在本公司網站公佈通告或文件時，如何釐定發出之時間。

5. **細則162A：**

加入新細則162A：

「除相關法例、規則及規定另有指明外，可向股東派發任何通告或文件，包括細則157(a)所指之文件及財務摘要報告之英文本或中文本。」

以上修訂使本公司可讓股東選擇收取財務報告、通告或其他文件之英文本或中文本。

6. **細則164：**

在「機印」一詞後加入「或以電子方式簽署」等字。

本細則之內容將為「由本公司發出的任何通告的簽署可以書寫或機印或以電子方式簽署。」

以上修訂使通告可以電子方式簽署。

註： **上文附錄二為本公司建議對現有組織章程細則之修訂之中文譯本，僅供 閣下作參考之用。本公司之組織章程細則應以英文本為準。**


HONGKONG ELECTRIC GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(在香港註冊成立之有限公司)

股東週年大會委派代表書

本人／吾等(一) ______________________________

地址 ______________________________

乃Hongkong Electric Holdings Limited香港電燈集團有限公司每股面值港幣一元股份(二) ______________ 股

之註冊持有人，茲委任(三) 大會主席或(姓名／名稱) ______________________________

地址 ______________________________

代表本人／吾等出席二零零二年五月九日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

		贊成(四)	反對(四)
一、	接納本公司截至二零零一年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、	宣派末期股息。		
三、	重選夏佳理先生為董事。		
	重選余立仁先生為董事。		
四、	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、	通過股東週年大會通告(「通告」)所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、	通過通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、	通過通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		
八、	通過通告所載之第八項決議案 — 修訂本公司組織章程細則。		

日期：二零零二年__________月__________日

簽署(五)：______________________________

附註：

(一) 請用正楷填寫全名及地址。

(二) 請填上登記於 閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於閣下名下所有股份。

(三) 如擬委任另一代表，請刪去已印備之代表名稱，並在空欄內填上 閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(四) 注意： 閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「✓」表示；如表示反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(五) 本委派代表書必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(六) 本委派代表書連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，必須於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港堅尼地道四十四號，方為有效。

(七) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

(八) 代表人不必為本公司股東，惟須親身出席大會代表 閣下。



Companies Registry
公司註冊處

03 JUN -2 [illegible]

Form 表格 AR1

Annual Return 周年申報表

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(Note 註 2) **2 Business Name 商業名稱**

-

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☒ Others 其他

(Note 註 3) **4 Address of Registered Office 註冊辦事處地址**

44 Kennedy Road, Hong Kong

(Note 註 4) **5 Date of Return 本申報表日期**

9	5	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☒ Date of AGM or Date of written resolution passed in lieu of AGM 周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

-

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

Annual Return
周年申報表

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

46996

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654
Total 總值	$3,300,000,000	2,134,261,654	$2,134,261,654	$2,134,261,654

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
-	-

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☒ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
WONG 黃	Lee-wah, Lillian 莉華

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 14/F., 19 Tai Hang Drive, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E602426(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
MAGNUS	George Colin

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 19/F., Repulse Bay Garden, 32 Belleview Drive, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD682766(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事 ____

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期				Company Number 公司編號
9	5	2002		46996
DD 日	MM 月	YYYY 年		

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
FOK 霍	Canning Kin-ning 建寧

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

10/F., 1 King Tak Street, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E407582(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
ARCULLI 夏	Ronald Joseph 佳理

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA168716(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期		
9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
-	-

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
1	1	2001		31	12	2001

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料(包括 ________ 張續頁及 ________ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Lillian Wong)

~~Director~~ 董事 / Secretary 秘書 *

Date 日期：14th May, 2002

** Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return 周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
CHOW 周	Susan Woo Mo-fong 胡慕芳
Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 9A, Po Garden, 9 Brewin Path, Mid-Levels
Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D083448(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [X] Alternate Director to 替代董事: Canning K.N. Fok

2 Name 姓名

Surname 姓氏	Other names 名字
HUNTER	Andrew John
Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: GA Knightsbridge Court, 28 Barker Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K183379(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事:

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
KAM 甘	Hing-lam 慶林

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址
2/F., 1 Kotewall Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A682897(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [x] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
KLUGE	Holger

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址
13 Fernside Court, Toronto, Ontario M2N 6A2
Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
VG355894	Canada

Capacity 身份* [x] Director 董事 [ ] Alternate Director to 替代董事

** Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
9	5	2002

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
LEE 李	Francis Lan-yee 蘭意

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat B, 24/F., Block 4, Cavendish Heights, 33 Perkins Road, Jardines Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A331694(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
LI 李	Victor Tzar-kuoi 澤鉅

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 79 Deep Water Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D457843(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* [X] Director 董事 [ ] Alternate Director to 替代董事

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
SHEA 佘	Ralph Raymond 頌平

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 1, 20/F., Block B, Nicholson Tower, 8 Wong Nai Chung Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A194583(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*


[X] Director 董事


[ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
SIXT	Frank John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat G/B, Knightsbridge Court, 28 Barker Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K081217(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*


[X] Director 董事


[ ] Alternate Director to 替代董事

* Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
TSO 曹	Kai-sum 棨森

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 1D Pokfulam Court, 94 Pokfulam Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D056246(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
WONG 黃	Chung-hin 頌顯

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: D72 Carolina Gardens, 34 Coombe Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A918026(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: [X] Director 董事 [ ] Alternate Director to 替代董事

* *Please tick the relevant box(es)* *請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YEE 余	Ewan Lup-yuen 立仁

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A927361(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [X] Director 董事 [ ] Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [ ] Director 董事 [ ] Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return 周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 46996

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please see attached Shareholders' list in CD-ROM				
	Total 總數				

Notes 註：

1. *The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.*
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Company No. 46996

The following is a list of all the Subsidiaries of Hongkong Electric Holdings Limited ("the Company") as at 31st December, 2001. The list is made pursuant to Section 128(5)(b) of the Companies Ordinance (Cap.32).

Name	Issued Share Capital as at 31/12/2001	Percentage of Equity Held by the Company	Place of Incorporation
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong
Cavendish Construction Limited	HK$2	100@	Hong Kong
Fortress Advertising Company Limited	HK$2	100@	Hong Kong
Hongkong Electric Fund Management Limited	HK$20	100@	Hong Kong
Best Liaison Limited	HK$2	100Δ	Hong Kong
Fenning Limited	HK$20	100@	Hong Kong
A.S.L. Transport Limited	HK$20	100@	Hong Kong
Gusbury Enterprises Incorporation	US$2	100@	Panama
HKE International Limited	US$1	100	British Virgin Islands
Hongkong Electric (Cayman) Limited	US$1	100	Cayman Islands
Hongkong Electric Finance (Cayman) Limited	US$1	100	Cayman Islands
Hongkong Electric International Limited	US$1	100	British Virgin Islands
HEI Investment Holdings Limited	HK$2	100Δ	Hong Kong
HEI Thailand (Rayong) Limited	US$1	100&	British Virgin Islands
Sigerson Business Corp.	US$1	100*	British Virgin Islands
HEI Utilities (Malaysian) Limited	A$632,510	100&	Labuan, Malaysia
HEI Power (Malaysian) Limited	A$52,510	100&	Labuan, Malaysia
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100&	Australia

Name	Issued Share Capital as at 31/12/2001	Percentage of Equity Held by the Company	Place of Incorporation
HEI Transmission Finance (Australia) Pty Limited	A$12	100&	Australia
Hongkong Electric (Panama) Ltd. Inc.	US$2	100@	Panama
Hongkong Electric (BVI) Ltd.	US$1	100	British Virgin Islands
Lowdell Technology Limited	US$1	100	British Virgin Islands
Loyal Choice Resources Limited	HK$2	100△	Hong Kong
Luxury Resources Limited	US$1	100	British Virgin Islands
Lobo Dynamic Investment Limited	HK$2	100△	Hong Kong
HEI China Limited	US$1	100&	British Virgin Islands
HEI Thailand Limited	US$1	100&	British Virgin Islands
Riverland Investment Limited	US$1	100*	British Virgin Islands
Hongkong Electric International Power (Mauritius) Limited	US$2	100&	Republic of Mauritius

Signed: 
Name: (Lillian Wong)
Secretary

@ 50% held by the Company, 50% held by nominee for the Company
& 100% held by a 100% indirect subsidiary of the Company
* 100% held by a 100% subsidiary of the Company
△ 50% held by a 100% subsidiary of the Company, 50% held by nominee for a 100% subsidiary of the Company



COPY

Form 表格 **D2** (18)

Companies Registry
公司註冊處

03 JUN -2 AM 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄


收件日期 RECEIVED
16-05-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

I.

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 46996

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料
(*Use Continuation Sheet B if more than 1 director ／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫*)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of residential address	15	5	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Andrew John HUNTER

Name ／ New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: Flat 13, Stewart Terrace, 81-95 Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K183379(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and - Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B 。

Signed 簽名：[signature]

(Name 姓名)：(Lillian Wong) Date 日期：16.5.2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~*
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

(19)

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 2002, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"THAT the Articles of Association of the Company be and are hereby amended in the following manner:

(a) By adding the following definitions in Article 2 immediately after the definition "Writing" or "printing":

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

(b) By adding in Article 2 after the words "visible form" in the definition of "Writing" or "printing" the words "including an electronic communication".

(c) By adding in Article 2 after the paragraph commencing with the words, "Words denoting the singular" the following paragraph:

"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium."

(d) By renumbering the existing Article 157 as Article 157(a), by adding at the beginning of such Article the words, "Subject to Articles 157(b) and 157(c)", and adding the following as Articles 157(b) and 157(c):

"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).



收件日期 RECEIVED
21-05-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

. . . /2

157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(e) By adding in Article 161 after the words "Hong Kong" the following:

"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network."

(f) By adding in Article 161 after the words, "In the case of joint holders of a share all notices" the words "or documents".

(g) By adding in Article 162 after the word "notice" where it appears in that Article the words "or document" and by adding at the end of that Article the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

(h) By adding the following as Article 162A after Article 162:

"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language."

(i) By adding in Article 164 after the word "printed" the words "or made electronically.""



GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
9th May 2002

No. 46996

(20)

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 9th May, 2002)

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

Incorporated the 9th day of April, 1976.

Certified true copy
Hongkong Electric Holdings Ltd.
香港電燈集團有限公司



COMPANY SECRETARY
21 MAY 2002


22111 046996
R
(U)
(L)
05/2002 (325)

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 2002, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) By adding the following definitions in Article 2 immediately after the definition "Writing" or "printing":

"Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

(b) By adding in Article 2 after the words "visible form" in the definition of "Writing" or "printing" the words "including an electronic communication".

(c) By adding in Article 2 after the paragraph commencing with the words, "Words denoting the singular" the following paragraph:

"References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium."

(d) By renumbering the existing Article 157 as Article 157(a), by adding at the beginning of such Article the words, "Subject to Articles 157(b) and 157(c)", and adding the following as Articles 157(b) and 157(c):

"157(b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a).

157(c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(e) By adding in Article 161 after the words "Hong Kong" the following:

"or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network."

(f) By adding in Article 161 after the words, "In the case of joint holders of a share all notices" the words "or documents".

(g) By adding in Article 162 after the word "notice" where it appears in that Article the words "or document" and by adding at the end of that Article the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

(h) By adding the following as Article 162A after Article 162:

"Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language."

(i) By adding in Article 164 after the word "printed" the words "or made electronically.""

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
9th May 2002

Company No. 46996

THE COMPANIES ORDINANCE
SPECIAL RESOLUTION OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At the Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2001, the following Resolution was duly passed as a **SPECIAL RESOLUTION**:

"THAT the articles of association contained in the printed document produced to the meeting and for the purpose of identification signed by the Chairman of the Company be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all the existing articles of the Company."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 2001

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 10th May 2000, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

   (c) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 2000

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 10th May 1999, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
10th May 1999

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 11th May 1998, the following Resolutions were duly passed as **ORDINARY RESOLUTIONS**:

1. "THAT:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) *for the purpose of this resolution:*

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) *for the purpose of this resolution:*

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 12th May 1997, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS

1. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

2. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

   "For the purpose of Ordinary Resolutions No. 1 and 2, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
12th May 1997

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 9th May 1996, the following Resolutions were duly passed as:—

SPECIAL RESOLUTIONS

1. "RESOLVED THAT the Memorandum of Association of the Company be altered by renumbering the existing clauses (74), (75) and (76) as clauses (75), (76) and (77) respectively and by adding the following new clause (74):

   "(74) To enter into, carry on and participate in financial transactions and operations of all kinds and to enter into any agreement or arrangement in connection with its financial affairs, including but not limited to any transaction, operation, agreement or arrangement intended to reduce or compensate for any financial risk and to take any steps which may be considered expedient for carrying into effect such transactions, operations, agreements and arrangements." "

2. "RESOLVED THAT the Articles of Association of the Company be altered by deleting the existing paragraph (a) of Article 41 by substituting therefor the following new paragraph:—

   "41(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;" "

ORDINARY RESOLUTIONS

3. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

4. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

"For the purposes of Ordinary Resolutions No. 3 and 4, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

5. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 3 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 4 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
9th May 1996

Company No. 46996

THE COMPANIES ORDINANCE
ORDINARY RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司

At an Annual General Meeting of the abovenamed Company duly convened and held in the Ballroom, 3rd Floor, Sheraton Hong Kong Hotel, 20 Nathan Road, Kowloon, Hong Kong on Thursday, 11th May 1995, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS

1. "THAT a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution."

2. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly."

"For the purposes of Ordinary Resolutions No. 1 and 2, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
11th May 1995

No. 46996
編號

(Copy)

CERTIFICATE OF INCORPORATION

公司更改名稱

ON CHANGE OF NAME

註冊證書

I hereby certify that
本人茲證明

HONGKONG ELECTRIC HOLDINGS LIMITED

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

Given under my hand this Thirty-First day of May
簽署於一九九四年五月卅一日。

One Thousand Nine Hundred and Ninety Four.

MRS. R. CHUN

P. *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(公司註冊主任秦梁素芳代行)

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, Hong Kong on Thursday, 12th May 1994, the following Resolutions were duly passed as:—

SPECIAL RESOLUTION

"That subject to the consent from the Registrar of Companies, the name of the Company be changed from 'Hongkong Electric Holdings Limited' to 'Hongkong Electric Holdings Limited 香港電燈集團有限公司'."

ORDINARY RESOLUTIONS

1. "That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

2. "THAT

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

(Signed)
GEORGE C. MAGNUS
CHAIRMAN

Hong Kong
12th May 1994

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 13th May 1993, the following Resolutions were duly passed as:—

ORDINARY RESOLUTIONS:

1. "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

2. "THAT

   (A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

   (C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

      (i) the conclusion of the next Annual General Meeting of the Company;

      (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

3. "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 1 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

Simon Murray
CHAIRMAN

Hong Kong
13th May 1993

Company No. 46996

THE COMPANIES ORDINANCE
RESOLUTIONS OF
HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 14th May 1992, the following Resolutions were duly passed as:—

SPECIAL RESOLUTION:

(1) *(Amendments to Articles of Association)*

ORDINARY RESOLUTIONS

(2) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company until the next Annual General Meeting."

(3) "THAT

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(4) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 3 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company."

(Sd.) Simon Murray
CHAIRMAN

Hong Kong
14th May 1992

THE COMPANIES ORDINANCE

RESOLUTION OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 14th May 1991;

The following Resolution was passed as an Ordinary Resolution:

"That a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares in the Company provided that the aggregate nominal amount of the shares issued does not exceed twenty percent of the issued share capital of the Company until the next Annual General Meeting."

Simon Murray
CHAIRMAN

Hong Kong
14th May 1991

THE COMPANIES ORDINANCE

RESOLUTIONS OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 10th May 1990;

The following Resolutions were duly passed as Ordinary Resolutions:

"That the sum of $183,666,790 (being part of the amount standing to the credit of Reserves) be capitalised in accordance with Article 139 of the Company's Articles of Association and that the same be applied in making payment in full at par of 183,666,790 shares of $1 each in the Capital of the Company, such shares to be distributed as fully-paid among the persons registered as holders of the 1,836,667,901 fully-paid issued shares of the Company on 10th May 1990, as far as practicable, in the proportion of one share for every ten shares of the said Capital held by such persons respectively, such fully-paid shares not to rank for the final dividend to be declared payable in respect of the year ended 31st December 1989, but in all other respects to rank pari passu with the existing shares of the Company, and that no fractional shares be issued but that shares representing fractions be disposed of for the benefit of the Company."

"That a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares in the Company provided that the aggregate nominal amount of the shares issued does not exceed ten percent of the issued share capital of the Company, as enlarged by the issue of shares referred to in resolution 5 above, until the next Annual General Meeting."

(Special Resolution amending Articles of Association)

Simon Murray
CHAIRMAN

Hong Kong
10th May 1990

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Thursday, 19th May 1988, the following Ordinary Resolution was passed:—

ORDINARY RESOLUTION:

That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding 10 per cent of the issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong
19th May 1988

(Copy)

THE COMPANIES ORDINANCE

Section 61(4)

IN THE MATTER of HONGKONG ELECTRIC HOLDINGS LIMITED

and

IN THE MATTER of Miscellaneous Proceedings No. 786 of 1987 in the Supreme Court of Hong Kong

---

WHEREAS by an Order dated 25th day of June, 1987 (made in the above proceedings pursuant to Sections 60 and 166 of the Companies Ordinance), the Court confirmed the reduction of the capital of the above Company;

AND WHEREAS by the said Order the Court approved the following Minute, viz:

"The share capital of Hongkong Electric Holdings Limited was by virtue of a Special Resolution of the Company and with the sanction of an Order of the Supreme Court dated 25th June, 1987 reduced from $3,300,000,000 divided into 1,650,000,000 shares of $2.00 each to $1,789,558,846 divided into 139,558,846 shares of $2.00 each and $1,510,441,154 shares of $1.00 each. By virtue of a Scheme of Arrangement sanctioned by the said Order and the said Special Resolution, the capital of the Company on the registration of this minute is $3,300,000,000 divided into 3,300,000,000 shares of $1.00 each of which 1,510,441,154 shares have been issued and are fully paid and the remainder are unissued.";

NOW I DO HEREBY CERTIFY that the said Order and Minute have been duly registered by me on the 26th day of June, 1987 pursuant to Section 61(1) of the said Ordinance.

GIVEN under my hand this Ninth day of July One Thousand Nine Hundred and Eighty-seven.

(Miss A. C. Waters)
for Registrar General
(Registrar of Companies)
Hong Kong

THE COMPANIES ORDINANCE

SPECIAL RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 9th June 1987, the following Special Resolution was passed:

SPECIAL RESOLUTION

THAT:

(A) the scheme of arrangement dated the 16th day of May, 1987 between the company and the holders of its shares of $2 each (other than the holders of the excluded shares, as therein defined) and Cavendish International Holdings Limited in the form of the print produced to this meeting and for the purposes of identification signed by the chairman hereof with any modification thereof or addition thereto or conditions approved or imposed by the Court ("the scheme") be and the same is hereby approved;

(B) for the purpose of giving effect to the scheme;

(i) the capital of the company be reduced by cancelling $1 of the capital paid up on each of the shares of $2 of the company in issue at the date of this meeting and reducing the nominal amount of each such share to $1;

(ii) the total amount standing to the credit of the share premium account of the company at the date of this meeting be cancelled;

(C) Subject to and forthwith upon the scheme becoming effective:

(i) the company do apply the credit which will arise from the above reduction of capital and cancellation of share premium account in manner provided by clause 3 of the scheme; and

(ii) the special dividend provided for by clause 2 of the scheme be declared in favour of shareholders whose names appear on the register of members of the company on the day before the scheme becomes effective, such special dividend to be satisfied in manner provided by clause 3 of the scheme;

(iii) each of the unissued shares of $2 in the capital of the company be subdivided into two shares of $1 each; and

(iv) the capital of the company be increased to its former amount of $3,300,000,000 by the creation of a number of shares of $1 each equal to the number of shares of $2 each in issue at the date of this meeting.

(v) the articles of association of the company be altered by deleting the existing article 3 and substituting therefor the following:

"3. At the date of adoption of this article the capital of the Company shall consist of $3,300,000,000 divided into 3,300,000,000 shares of $1 each."

Simon Murray
CHAIRMAN

Hong Kong
9th June 1987

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Annual General Meeting of the abovenamed Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road Central, on Tuesday, 27th May 1986, the following Ordinary Resolution was passed:—

ORDINARY RESOLUTION:

That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding ten per cent of the existing issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong
27th May 1986.

THE COMPANIES ORDINANCE

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Annual General Meeting of the above-named Company duly convened and held in the Grand Ballroom, 2nd Floor, Hilton Hotel, 2 Queen's Road, Central, on Thursday, 23rd May, 1985, the following Ordinary Resolutions were passed:—

ORDINARY RESOLUTIONS:

a. That the authorised share capital of the Company be and is hereby increased from 1,500,000,000 shares of $2 each to 1,650,000,000 shares of $2 each by the creation of an additional 150,000,000 shares of $2 each to rank pari passu to the existing shares.

b. That a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional ordinary shares (in addition to ordinary shares issued on exercise of warrants) not exceeding ten per cent of the existing issued ordinary share capital of the Company.

Simon Murray
CHAIRMAN

Hong Kong.
23rd May, 1985.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road, Central, Hong Kong on Friday, 29th May, 1981, the following Resolutions were passed as Ordinary Resolutions:—

(1) "That the authorised share capital of the Company be increased from 1,000,000,000 shares of $2 each to 1,500,000,000 shares of $2 each by the creation of an additional 500,000,000 shares of $2 each to rank pari passu with the existing shares."

(2) "That it is desirable to capitalise the sum of $640,787,268 (or such larger sum as is required for the purpose) from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 29th May 1981 in the proportion of two shares for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 320,393,634 of the unissued shares of the Company of $2 each (or such larger number as is required for the purpose) to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 29th May 1981 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

29th May, 1981

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above-named company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road, Central, Hong Kong on Tuesday, 8th May 1984 the following Ordinary Resolution was duly passed:—

ORDINARY RESOLUTION

(1) That it is desirable to capitalise the sum of $238,240,716 (or such larger sum as is required for the purpose) from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 19th April 1984 in the proportion of one share for every ten shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 119,120,358 of the unissued shares of the Company of $2 each (or such larger number as is required for the purpose) to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 8th May, 1984 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company.

Simon L. Keswick
CHAIRMAN

8th May, 1984.
HONG KONG.

THE COMPANIES ORDINANCE, CAP. 32

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, 30th April, 1979 the following Resolution was duly passed as an Ordinary Resolution:—

"That it is desirable to capitalise the sum of $211,680,000 and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of Members on the 30th April 1979 in the proportion of one share for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 105,840,000 of the unissued shares of the Company of $2 each to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 30th April 1979 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any Member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

Hong Kong, 30th April, 1979.

THE COMPANIES ORDINANCE, CHAPTER 32

ORDINARY RESOLUTION

OF

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held at Electric House, 44 Kennedy Road, Hong Kong on Monday, the 12th day of November, 1979 the following resolution was duly passed as an Ordinary Resolution:—

"THAT the authorised capital of the Company be increased from 750,000,000 shares of $2 each to 1,000,000,000 shares of $2 each by the creation of an additional 250,000,000 shares of $2 each to rank pari passu with the existing shares."

P. G. Williams
Chairman

Dated 12th November, 1979
Hong Kong.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, the 17th day of April, 1978, the following Resolution was duly passed as an Ordinary Resolution:—

"That the Authorised Capital of the Company be increased from 500,000,000 shares of $2 each to 750,000,000 shares of $2 each by the creation of an additional 250,000,000 shares of $2 each to rank pari passu with the existing shares."

P. G. Williams
Chairman

Dated this 17th day of April, 1978.

THE COMPANIES ORDINANCE, CHAPTER 32

HONGKONG ELECTRIC HOLDINGS LTD.

At an Extraordinary General Meeting of the above named Company duly convened and held in the Peacock Room, Mandarin Hotel, Connaught Road Central, Victoria in the Colony of Hong Kong, on Monday, the 17th day of April, 1978 the following Resolution was duly passed as an Ordinary Resolution:—

"That it is desirable to capitalise the sum of $302,400,000 from reserves and that such sum be set free for distribution amongst the holders of the shares of the Company on the Register of members on the 17th April 1978 in the proportion of two shares for every five shares held by them respectively on that day, on condition that the same be not paid in cash but be applied in paying up in full at par 151,200,000 of the unissued shares of the Company of $2 each to be allotted and distributed credited as fully paid up to and amongst the said holders of shares in the proportions aforesaid and such new shares shall be entitled to rank for all dividends declared after the 17th April 1978 and in all other respects pari passu with the already issued shares and the Directors shall give effect to this Resolution. If any member would be entitled to a fractional share the Directors in lieu of issuing fractional certificates will cause the whole share to be issued to a person or persons to be named by the Directors and such share shall at such time as the Directors think fit be sold and the net proceeds will be retained for the benefit of the Company."

P. G. Williams
Chairman

Dated this 17th day of April, 1978.

(Copy)

No. 46996

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

WHEREAS TRICITY INVESTMENTS LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Ninth day of April, 1976;

AND WHEREAS by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of HONGKONG ELECTRIC HOLDINGS LIMITED.

GIVEN under my hand this Thirtieth day of April One Thousand Nine Hundred and Seventy-six.

LESLIE FOO
for Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCE (Chapter 32)

HONGKONG ELECTRIC HOLDINGS LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held at "Electric House" on Thursday, the 22nd day of July, 1976 the following Resolution was passed as an Ordinary Resolution:—

Ordinary Resolution

THAT the authorised share capital of the Company be increased from HK$1,000.00 divided into 500 shares of HK$2.00 each to HK$1,000,000,000.00 divided into 500,000,000 shares of HK$2.00 each by the creation of an additional 499,999,500 shares of HK$2.00 each.

J. PEACOCK
Director

Dated this 22nd day of July, 1976.

No. 46996

(COPY)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

TRICITY INVESTMENTS LIMITED

is this day incorporated in Hong Kong under the Companies Ordinance, and that this Company is limited.

GIVEN under my hand this 9th day of April, One Thousand Nine Hundred and Seventy-six.

(Sd.) LESLIE FOO
for Registrar of Companies,
Hong Kong.

THE COMPANIES ORDINANCE (Chapter 32)

TRICITY INVESTMENTS LIMITED

At an Extraordinary General Meeting of the above-named Company duly convened and held at 2510 Connaught Centre, Hong Kong on Thursday, the 22nd day of April, 1976, the following Resolution was duly passed as a Special Resolution: —

"**THAT**:—

(1) Subject to the necessary approval under Section 22 of the Companies Ordinance, the name of the Company be changed to HONGKONG ELECTRIC HOLDINGS LIMITED.

(2) The Company's Articles of Association be altered by deleting Articles 170 to 173 inclusive and that accordingly the Company be and it is hereby converted into a public company.

(3) The Directors of the Company be and they are hereby authorised and directed to take any further steps which may be necessary or desirable to effect the conversion of the Company to a public company.

(4) Article 20 of the Company's Articles of Association be altered by deleting therefrom the words 'on such terms and conditions as are prescribed by the Companies (Re-construction of Records) Ordinance, Chapter 249, or any amendment thereto for the time being in force, or'."

T. J. GREGORY
Chairman.

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

1. The name of the Company is "HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司".

2. The Registered Office of the Company will be situate in the Colony of Hong Kong.

3. The objects for which the Company is established are:—

(1) To carry on the business of investment company and for that purpose to acquire and hold, purchase, subscribe for, borrow, own, sell, exchange, assign, transfer, mortgage, pledge, hypothecate and deal in shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any Government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world and to effect any and all transactions of any kind, character or description in relation to the above either in the name of the Company or in that of any nominee.

(2) To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(4) To acquire by purchase, lease, exchange, or otherwise, land, buildings and hereditaments of any tenure or description situate in the Colony of Hong Kong or elsewhere and any estate or interest therein, and any rights over or connected with land so situate, and to develop and to turn the same to account as may seem expedient, and in particular by preparing building sites, and by constructing, reconstructing, altering, improving, decorating, furnishing and maintaining offices, flats, houses, factories, warehouses, shops, wharves, buildings, works and conveniences of all kinds, and by consolidating or connecting, or subdividing properties, and by leasing and disposing of the same.

(5) To sell, improve, manage, develop, exchange, let, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any part of the property and rights of the Company.

(6) To acquire and take over any business or undertaking carried on, upon, or in connection with, any land or building which the Company may desire to acquire as aforesaid, or become interested in, and the whole or any of the assets and liabilities of such business or undertaking, and to carry on the same, or to dispose of, remove, or put an end thereto, or otherwise deal with the same as may seem expedient.

(7) To establish and carry on, and to promote the establishment and carrying on, upon any property in which the Company is interested, of any business which may be conveniently carried on, upon or in connection with such property, and the establishment of which may seem calculated to enhance the value of the Company's interest in such property, or to facilitate the disposal thereof.

(8) To advance and lend money to builders, tenants, and others who may be willing to build on or improve any land or buildings in which the Company is interested, and generally to advance money to such persons and on such terms as may be arranged.

(9) To render investment, advisory, investigatory, supervisory, managerial or other services to any person or public authority, whether or not in connection with the promotion, organization, reorganization, recapitalization, liquidation, consolidation or merger of any person, company or corporation in Hong Kong or abroad or in connection with the issuance, underwriting, sale or distribution of any securities in Hong Kong or abroad or in connection with taxation, exchange controls or economic or business conditions in Hong Kong or abroad or in connection with sale or purchase of real or personal property in Hong Kong or abroad.

(10) To engage in the securities business, including each and every field, portion and aspect thereof, in any and all capacities whatsoever.

(11) To act as an underwriter, dealer, broker, trader and investor in or with respect to securities.

(12) To engage in and carry on the business of brokers and dealers in commodities (including contracts for future delivery thereof) of every kind, character, or description whatsoever and, whether or not in connection therewith, to purchase, borrow, acquire, hold, exchange, sell, distribute, lend, mortgage, pledge, or otherwise dispose of, or import or export or turn to account in any manner and generally to deal in or otherwise effect any and all transactions of every kind, character or description whatsoever in or with respect to commodities and products, merchandise, articles of commerce, materials, personal property of every kind, character or description whatsoever and any interest therein, and instruments evidencing rights to acquire such interests, to guarantee any and all obligations relating to transactions made on any board of trade, commodities exchange, or similar institution, and to do any and all things which may be useful in connection with or incidental to the conduct of such business.

(13) To maintain with and for customers' accounts with respect to securities and or commodities of any kind, character or description whatsoever, including margin accounts, and to do anything incidental to the maintenance of such accounts.

(14) To guarantee the signature of customers or others whenever such guarantees are convenient in the conduct of its business.

(15) To make and issue any and all trust, depositary, interim and other receipts and certificates of deposit or any securities or interests therein.

(16) To purchase or otherwise acquire, hold, pledge, turn to account in any manner, import, export, sell, distribute or otherwise dispose of, and generally to deal in, commodities and products (including any future interest therein) and merchandise, articles of commerce, materials, personal and real property of every kind, character and description whatsoever, and any interest therein, either as principal or as a factor or broker, or as commercial sales, business or financial agent or representative, general or special, or in any other capacity whatsoever for the account of any person or public authority, and in connection therewith or otherwise secure trading privileges on, any board of trade, exchange or other similar institution where any such products or commodities or personal or real property are dealt in.

(17) To buy, sell and deal in foreign exchange and in notes, open accounts and other similar evidence of debt.

(18) To make, enter into and carry out any arrangements with any person or public authority; to obtain therefrom or otherwise to acquire, whether by purchase, lease, assignment or otherwise, any powers, rights, privileges, immunities, franchises, guaranties, grants and concessions; and to acquire, hold, own, exercise, exploit, dispose of and realize upon the same, all in connection with any business, object or purpose of the Company.

(19) To act as business, sales, marketing, management, design and engineering agents, managers, consultants and advisers in all branches of business, trade, commerce, industry and finance.

(20) To give advice and assistance of every description and kind in respect of all matters connected with trade, commerce, business, industry and finance.

(21) To advise on and to provide services in connection with the promotion, formation, planning, construction, development, management, supervision, control, operation and finance of any company, business, scheme or operation whatsoever.

(22) To act as agent, adviser, director, general manager, manager, secretary of any person, firm or corporation and as registrar of any company.

(23) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(24) To carry on business as company promoters, financiers and bill brokers and generally to undertake and execute agencies and commissions of any kind and to negotiate and arrange for the borrowing or lending of money or the subscription or underwriting of shares, debentures and other securities.

(25) To carry on the business of public relations consultants, advisers and agents in all its branches; to give advice and assistance in promoting relations with the public generally or any particular section of the public; to foster, build up and maintain relations with the press and other appropriate relations; to undertake publicity, in all fields and through all media and techniques, to disseminate material and information to any section of the public and to prepare and publish reports upon public relations and publicity or any aspect thereof.

(26) To undertake the office of and act as trustee, executor, administrator, manager, agent or attorney of or for any person or persons, company, corporation, government, state, colony, province, dominion, sovereign, or authority, supreme, municipal, local or otherwise, and generally to undertake, perform and discharge any trusts, or trust agency business, and any office of confidence.

(27) To undertake surveys for the purpose of assessing existing or projected business and industrial organisations of all kinds and to carry out under contract or otherwise surveys for the improvement or modification of management and merchandising and business methods.

(28) To make, give, undertake, carry out and provide (either gratuitously or for reward) market surveys, technical business information, cost investigations, management advice, organisation assistance, and financial advice, and to provide consultation, exploitation, lay-out, investigation, integration, design, and other services for persons and companies engaged or contemplating being engaged in any industry, mining operations, trade, business or profession.

(29) To conduct investigations, enquiries, studies, surveys, projects and programmes of all kinds including the making of feasibility tests and reports.

(30) To employ experts to investigate and examine into the condition, prospects, value, character and circumstances, of any business concerns and undertakings, and generally of any assets, property, or rights.

(31) To carry on the business of manufacturers, designers, inventors, merchants, exporters and importers, owners and charterers of ships and vessels, carriers by sea and air, surveyors, wharfingers, refrigerators, warehousemen, furnishers, agents, store-keepers, and contractors and to buy, sell, manufacture, export, import, treat and deal in minerals, metals, ores, mineral substances, raw materials, livestock, sea foods and products of the sea, meat, corn and other produce, tinned goods, manufactured articles, pharmaceutical, medicinal, chemical, industrial, electrical, radio and other preparations and articles and goods, stores, chattels and effects of every kind and description, both wholesale and retail, and to deal in provisions, drugs, chemicals and other articles of personal and household

use and consumption, and generally of and in all manufactured goods, semi-finished goods, finished products, piece goods, equipment, machinery, stores, materials, provisions and produce and to transact every kind of agency business.

(32) To carry on all or any of the businesses of general merchants, commission agents, forwarding agents, sales agents and sub-agents for manufacturers, agents and sub-agents for carriers, brokers and agents for brokers, purchasing agents, sales promoters, promotional representatives, contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(33) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(34) To manufacture, buy, sell, service, repair, convert, alter, refit, maintain or otherwise deal in any plant, machinery, apparatus, equipments, tools, goods or things of any description.

(35) To carry on all kinds of promotion business, and to form, constitute, float, lend money to, assist, hold and control subsidiary companies and any companies, associations, or undertakings whatsoever.

(36) To buy, sell, manufacture, construct, repair, convert, alter, refit, salve, raise, rig, fit-out, let on hire and deal in machinery, rolling-stock, steamers, ships and vessels of all descriptions, aircraft, plant, timber, iron, steel, metal, glass, minerals, ores, chemical products, fuel, implements, equipments; tools, utensils, merchandise, products, commodities and conveniences of all kinds.

(37) To construct, execute, carry out, equip, alter and improve, own, develop, administer, manage or control works and conveniences of all kinds, which expression without prejudice to the generality of the foregoing, shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, improvements, sewage, drainage, sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic, and power supply works and hotels, warehouses, markets and buildings and all other works or conveniences of any kind whatsoever.

(38) To establish, maintain and operate shipping, air transport, and road transport services (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct or otherwise acquire, and to own, work, manage, and trade with steam, sailing, motor and other ships, trawlers, drifters, tugs, and vessels, aircraft and motor and other vehicles with all necessary and convenient equipment, engines, tackle, gear, furniture, and stores, or any shares or interests in ships, vessels, aircraft, motor and other vehicles including shares, stocks, or securities of companies possessed of or interested in any ships, aircraft or vehicle, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange, or let out on hire or hire purchase or charter or otherwise deal with and dispose of any of the ships, vessels, aircraft, and vehicles, shares, stock and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(39) To arrange for and deal with immigration and emigration matters and applications including the obtaining of visas, passports, entry or re-entry permits and other travel documents and to carry on business as tourist agents and contractors, and to facilitate travelling, and to provide for tourists and travellers, and to promote the provision of conveniences of all kinds in the way of through tickets, sleeping cars or berths, reservations on aircraft and ships and on all kinds of transport by land, circular tickets, vouchers for the purchase of food, drink, services and goods, reserved places, hotel and lodging accommodation, guides, safe deposits, conducted tours, inquiry bureaux, libraries, travel information, lavatories, reading rooms, baggage transport and otherwise.

(40) To carry on business as hotel keepers, lodging house and restaurant keepers, transport agents and insurance agents.

(41) To undertake and execute the office of trustees or nominees for the purpose of holding and dealing with any real or personal property or security of any kind for and on behalf of any person or persons, company, corporation, mortgagee or body; to act as trustee, nominee or agents generally for any purpose and either solely or jointly with another or others; to undertake the management of any business or undertaking or transaction, and generally to undertake, perform and fulfil any trust or agency business of any kind and any office of trust or confidence.

(42) To hold in trust as trustees or as nominees and to deal with, manage, and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, debenture stock, securities, policies, book debts, claims and choses in action, lands, buildings, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(43) To carry on any other business which in the opinion of the Directors of the Company may seem capable of being conveniently carried on in connection with or as ancillary to any of the above businesses or to be calculated directly or indirectly to enhance the value of or render profitable any of the property of the Company or to further any of its objects.

(44) To purchase, take on lease, exchange, hire or otherwise acquire and hold for any estate or interest any real or personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business.

(45) To borrow or raise money upon such terms and on such security as may be considered expedient and in particular by the issue or deposit of notes, debentures or debenture stock (whether perpetual or not) and to secure the payment or repayment of any money borrowed, raised or owing by mortgage charge or lien upon the whole or any part of the undertaking property and assets of the Company, both present and future, including its uncalled capital and also by similar mortgage, charge, debenture or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

(46) To apply for, purchase or otherwise acquire any designs, trade marks, patents, licences, concessions and the like, conferring an exclusive or non-exclusive or limited right of user or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account any rights and information so acquired.

(47) To purchase, subscribe for or otherwise acquire and hold and deal with any shares, stocks or securities of any other company having objects wholly or in part similar to the objects of the Company or carrying on any business capable of being conducted so as directly or indirectly to benefit the Company.

(48) To purchase or otherwise acquire all or any part of the business, property and liabilities of (i) any company, carrying on any business within the objects of the Company or (ii) any person or firm carrying on any business within the said objects, and to conduct and carry on, or liquidate and wind up, any such business.

(49) To remunerate any person or company, and to pay for any property or rights acquired by the Company, either in cash or shares, with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(50) To accept payment for any property or rights sold or otherwise disposed of or dealt with or for any services rendered by the Company, either in cash, by instalments or otherwise, or in shares of any company with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or by means of a mortgage or by debentures or debenture stock of any company or partly in one mode and partly in another, and generally on such terms as the Company may determine, and to hold, deal with or dispose of any consideration so received.

(51) To issue, place, underwrite, or guarantee the subscription of or concur or assist in the issuing or placing, underwriting, or guaranteeing the subscription of shares, notes, debentures, debenture stock, bonds, stocks and securities of any company at such times and upon such terms and conditions as to remuneration and otherwise as may be agreed upon.

(52) To amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture or reciprocal concession, or for limiting competition with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in, or which can be carried on in conjunction therewith or which is capable of being

conducted so as directly or indirectly to benefit the Company and to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company, and to sell, hold, reissue, with or without guarantee, or otherwise deal with the same.

(53) To lend and advance money or give credit to such persons or companies and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company, and to guarantee the performance of any contract or obligation and the payment of money of or by any such persons or companies, and generally to give guarantees.

(54) To guarantee the payment of money secured by or payable under or in respect of bonds, debentures, debenture stock, contracts, mortgages, charges, obligations and other securities of any company or of any authority, supreme, municipal, local or otherwise, or of any persons whomsoever, whether incorporated or not incorporated.

(55) To transact and carry on all kinds of agency business, and in particular to collect rents and debts, and to negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture stock, or other securities.

(56) To furnish and provide deposits and guarantee funds required in relation to any tender or application for any contract, concession, decree, enactment, property, or privilege, or in relation to the carrying out of any contract, concession, decree, or enactment.

(57) To seek for and secure openings for the employment of capital in Hong Kong and elsewhere.

(58) To carry on and undertake any business or operation commonly carried on or undertaken by promoters of companies, financiers, concessionaires, contractors for public and other works, capitalists, merchants or traders.

(59) To vest any real or personal property rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company and with or without any declared trust in favour of the Company.

(60) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(61) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, enactments, orders, contracts, decrees, rights, privileges, licences, permits and/or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(62) To insure with any company or person against losses, damages, rights and liabilities of all kinds which may affect this Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(63) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or ex-employees of the Company or its predecessors in business or the dependants or connections of such persons, and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general or useful object.

(64) To remunerate any person or company for services rendered, or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(65) To promote, finance or assist any other company for the purpose of acquiring all or any part of the property rights and liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company.

(66) To make, draw, accept, endorse, discount, negotiate, execute and issue and to buy, sell and deal in promissory notes, bills of exchange, cheques, bills of lading, shipping documents, dock and warehouse warrants and other instruments, negotiable or transferable or otherwise.

(67) To sell or dispose of the undertaking of this Company or any part thereof for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of this Company.

(68) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any part of the property and rights of the Company.

(69) To distribute among the Members in specie any property of the Company, or any proceeds of sale or disposition of any property of the Company, and for such purpose to distinguish and separate capital from profits, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(70) To grant donations, gratuities, pensions, allowances, bonuses, benefits or emoluments to any persons (including Directors and other officers) who may be or have been in the employment or service in any capacity of the Company or of any subsidiary or sub-subsidiary of the Company or of the predecessors in business of the Company or of any such subsidiary or such sub-subsidiary company or the relations, connections, or dependants of any such persons, and to establish, subsidise, subscribe to or support institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons or otherwise advance the interest and well-being of the Company or of any such other company as aforesaid or of its members, and to make payments for or towards the insurance of any such persons as aforesaid, and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

(71) To pay all preliminary expenses of the Company and any company promoted by the Company or any company in which this Company is or may contemplate being interested, including in such preliminary expenses all or any part of the costs and expenses of owners of any business of property acquired by the Company.

(72) To procure the Company to be registered or recognised in any foreign country or place.

(73) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company are agents in any part of the world.

(74) To enter into, carry on and participate in financial transactions and operations of all kinds and to enter into any agreement or arrangement in connection with its financial affairs, including but not limited to any transaction, operation, agreement or arrangement intended to reduce or compensate for any financial risk and to take any steps which may be considered expedient for carrying into effect such transactions, operations, agreements and arrangements.

(75) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes aforesaid.

(76) To do all or any of the above things in any part of the world either alone or in conjunction with others and either as principals, agents, contractors, trustees or otherwise and either by or through agents, subcontractors, trustees or otherwise.

(77) To do all such things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared (a) that the word "company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the Colony of Hong Kong or elsewhere, and (b) that, except where the context expressly so requires, none of the several paragraphs of this Clause, or the objects therein specified, or the powers thereby conferred, shall be limited by, or be deemed merely subsidiary or auxiliary to any other paragraph of this Clause, or the objects in such other paragraph specified, or the powers thereby conferred.

4. The liability of the Members is limited.

5. The Capital of the Company is HK$3,300,000,000.00 divided into 3,300,000,000 shares of HK$1.00 each.

WE, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
for and on behalf of **GREGSON LIMITED** By: **A. R. CHETTLE** *Director* 403–413, Hongkong & Shanghai Bank Building, Hong Kong. Body Corporate.	One
for and on behalf of **DREDSON LIMITED** By: **J. F. PAYNE** *Director* 403–413, Hongkong & Shanghai Bank Building, Hong Kong. Body Corporate.	One
Total Number of Shares Taken...	Two

Dated the 6th day of April, 1976.

WITNESS to the above signatures:

(Sd.) **V. E. BRAMHALL**
Solicitor,
HONG KONG.

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 9th May, 2002)

OF

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

Table A

1. The regulations contained in Table A in the First Schedule to "the Companies Ordinance" shall not apply to the Company. — Table A excluded.

Interpretation

2. The marginal notes to these Articles shall not affect the construction hereof and in the interpretation and construction of these Articles unless there be something in the subject or context inconsistent therewith:— — Marginal notes not to affect construction.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China. — Interpretation. Hong Kong.

"The Company" or "This Company" shall mean HONGKONG ELECTRIC HOLDINGS LIMITED 香港電燈集團有限公司. — The Company.

"Companies Ordinance" or "The Ordinance" means the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto for the time being in force. — Companies Ordinance.

"These Articles" or "These presents" shall mean the present Articles of Association, and all supplementary, amended, or substituted articles for the time being in force. — These presents.

"Special Resolution" has the meaning assigned thereto in the Companies Ordinance. — Special Resolution.

"Registered Office" shall mean the Registered Office from time to time of the Company. — Registered Office.

"Head Office" shall mean the Registered Office from time to time of the Company. — Head Office.

"Capital" shall mean the Share Capital from time to time of the Company. — Capital.

"Share" means share in the capital of the Company, and includes stock except where a distinction between stock and shares is expressed or implied. — Share.

"Shareholders" or "Members" shall mean the duly registered holders from time to time of the shares in the Capital of the Company. — Shareholders. Members.

"The Register" means the Register of Members to be kept pursuant to the provisions of the Companies Ordinance. — The Register.

"Directors" shall mean the Directors from time to time of the Company. — Directors.

"Board" shall mean the board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present. — Board.

Secretary. "Secretary" and "Assistant Secretary" shall mean the persons for the time being performing the duties of these respective offices.

Prescribed Fee. "Prescribed Fee" shall mean HK$2.50 or such sum as may from time to time be determined by the Directors or permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited.

Auditors. "Auditors" shall mean the persons for the time being performing the duties of that office.

Chairman. "The Chairman" shall mean the Chairman presiding at any meeting of members or of the Board of Directors.

Seal. "Seal" shall mean the Common Seal from time to time of the Company.

Dividend. "Dividend" includes bonus.

Dollars. "Dollars" shall mean Dollars legally current in Hong Kong.

Month. "Month" shall mean a calendar month.

Year. "Year" shall mean Year from the 1st January to the 31st December inclusive.

Writing. "Writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a visible form, including an electronic communication.

Electronic communication. "Electronic communication" shall mean a communication sent by electronic transmission in any form through any medium.

Listing Rules. "Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

Summary financial report. "Summary financial report" has the meaning assigned thereto in the Companies Ordinance.

Words in Ordinance to bear same meaning in articles. Words denoting the Singular shall include the Plural. Words denoting the Plural shall include the Singular. Words referring to Males shall include Females. Words importing the Masculine Gender shall include the Feminine Gender. Words importing persons shall include companies and corporations. Subject as aforesaid any words defined in the Ordinance shall if not inconsistent with the subject and/or context bear the same meaning in these Articles.

References to applicable laws etc. References to applicable laws, rules and regulations shall include the Companies Ordinance and all regulations made thereunder, and the Listing Rules. References to a notice or document shall include a notice or document recorded or stored in any digital, electronic, electric, magnetic or other retrievable form or medium.

Share Capital and Modification of Rights

Capital. 3. At the date of adoption of this Article the capital of the Company shall consist of HK$3,300,000,000 divided into 3,300,000,000 shares of HK$1 each.

Issue of shares. 4A. (a) Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided by the next following Article) any share in the Company (whether forming part of the original capital or not) may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine.

(b) Subject to the provisions of the Ordinance the Company may issue Preference Shares which are, or which at the option of the Company are to be, liable to be redeemed, on such terms and in such manner as the Company before the issue thereof may by Special Resolution determine provided that redemptions not made through the market or by tender shall be limited to a maximum price and if redemptions are by tender, the tenders shall be available to all holders of such preference shares.

4B. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to purchase or acquire shares in the Company (including any redeemable shares) or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or acquisition made or to be made by any person of any shares in the Company and should the Company purchase or acquire its own shares neither the Company nor the Directors shall be required to select the shares to be purchased or acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time in force.

Company's power to purchase or to finance the purchase of its own shares.

5. Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Ordinance, be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, any two holders of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

How special rights of shares may be modified.

6. The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Shares

7. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such amount, as the Resolution shall prescribe.

Power to increase capital.

8. The new shares shall be issued upon such terms and conditions, and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct, and if no direction be given, as the Directors shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends, and in the distribution of assets of the Company, and with a special or without any right of voting.

On what conditions new shares may be issued.

9. The Company may by Ordinary Resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the then members or any class thereof in proportion as nearly as may be to the amount of the capital held by them, or make any other provisions as to the issue and allotment of the new shares, but, in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

When to be offered to existing members.

10. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares, shall form part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls, and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares to form part of original capital.

11. Subject to the provisions of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Directors, and they may allot, grant options over, or otherwise dispose of them to such persons, at such times, and on such terms as they think proper, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Ordinance.

Shares at the disposal of Directors.

12. The Company may at any time pay a commission not exceeding ten per cent to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent in each case on the price at which the shares are issued.

Company may pay commission.

Power to charge interest to capital.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Company not to recognise trusts in respect of shares.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Register of Members and Share Certificates

Share Register.

15. The Directors shall cause to be kept in one or more books a Register of the members, and there shall be entered therein the particulars required under the Companies Ordinance, or any amendment thereto.

Share Certificates.

16. Every person whose name is entered as a member in the Register shall be entitled to receive within twenty-one days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of the Prescribed Fee for each certificate. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Certificate of shares.

17. Every certificate of title to shares shall be issued under the Seal of the Company (which for this purpose may be any official seal as permitted by Section 73A of the Companies Ordinance).

Every Certificate to specify number of shares.

18. Every share certificate hereafter issued shall specify the number of shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Directors may from time to time prescribe. A member requiring more than one certificate in respect of his shares shall pay the Prescribed Fee for each certificate.

The first named of joint holders deemed the holder.

19. If any share shall stand in the names of two or more persons the person first named in the Register of Members shall as regards voting at any meetings, receipt of dividends, services of notices, and all or any other matters connected with the Company, except the transfer of the share, be deemed the sole holder thereof.

Replacement of share certificates.

20. If a share certificate be worn out or defaced, then, upon production thereof to the Directors, they may order the same to be cancelled, and may issue a new certificate in lieu thereof on payment of the Prescribed Fee; and if a share certificate be lost or destroyed, it may be replaced on payment of the Prescribed Fee and on such other terms and conditions as the Directors think fit.

Members may give address in Hong Kong.

21. A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the Head Office and shall have remained there for the period of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Lien

Company's lien.

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest in any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member of his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Clause.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Sale of shares subject to lien.

24. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser.

Application of proceeds of such sale.

Calls on Shares

25. The Directors may from time to time make such calls as they may think fit upon the members in respect of all monies unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Calls.

26. Fourteen days notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Notice of call.

27. A copy of the notice referred to in Article 26 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Copy of Notice to be sent to members.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place as the Directors shall appoint.

Every member liable to pay call at appointed time and place.

29. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment shall be given to each member by notice to be served upon him.

Notice of call may be advertised.

30. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

When call deemed to have been made.

31. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders.

32. The Directors may from time to time at their discretion extend the time fixed for any call, and may extend such time as to all or any of the members, who from residence beyond the seas or other cause the Directors may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour.

Board may extend time fixed for call.

33. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at the rate of not exceeding fifteen per cent per annum from the day appointed for the payment thereof to the time of the actual payment.

Interest on unpaid calls.

34. No member shall be entitled to receive any dividend or to exercise any privilege as a member until all calls or other sums due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unpaid.

35. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the Register of Members as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the Minute Book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call.

Sums payable on allotment deemed a call.

36. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Payment of calls in advance.

37. The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or moneys worth all or any part of the money uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced, the Company may pay interest at such rate as the member paying such sum in advance and the Directors agree upon.

Transfer of Shares

Form of Transfer.

38. All transfers of shares may be effected by transfer in writing in the form of transfer set out in Schedule "A" to these Articles (or in such other form as the Directors may accept) and may be under hand only. Provided that the Board may either generally or in any particular case or cases, (subject to such conditions as it may think fit), accept machine imprinted, mechanically produced or other forms of signatures of the transferor or the transferee as the valid signature(s) of the transferor or the transferee, as the case may be.

Execution of transfer.

39. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

Directors may refuse to register a transfer.

40. The Directors may decline to register any transfer of shares (not being fully paid shares) or stock upon which the Company has a lien; and in the case of shares not fully paid up, may refuse to register a transfer to a transferee of whom they do not approve.

Requirements as to transfer.

41. The Directors may also decline to recognise any instrument of transfer unless:—

(a) a fee of HK$2.50 (or such sum as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) is paid to the Company in respect thereof;

(b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of share;

(d) the instrument of transfer is properly stamped.

No transfer to an infant etc.

42. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

Certificate of transfer.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

When Transfer Books and Register may be closed.

44. The registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the Register closed for more than thirty days in any year.

Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

Death of registered holder or of joint holder of shares.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Directors, and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some person nominated by him registered as the transferee thereof.

Registration of Executors and Trustees in Bankruptcy.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Notice of election to be registered.

Registration of nominee.

48. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Directors may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 86 being met, such a person may vote at meetings without having transferred the share.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

Forfeiture of Shares

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of payment.

If call or instalment not paid notice may be given.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

Form of notice.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share, and not actually paid before the forfeiture.

If notice not complied with, shares may be forfeited.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

Forfeited share to become property of Company.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the time of forfeiture until payment at the rate of not exceeding 15 per cent per annum, and the Directors may enforce the payment thereof if they think fit, and without any deduction or allowance for the value of the shares, at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

Arrears to be paid notwithstanding forfeiture.

Evidence of forfeiture.

54. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register.

Power to annul forfeiture.

56. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any share so forfeited shall have been sold re-allotted or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

Forfeiture of share not to prejudice any call made.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made thereon.

Forfeiture for non-payment of any sum due on shares.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Stock

Power to convert into Stock.

59. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Transfer of stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if they think fit, fix the minimum amount of stock transferable provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Rights of stockholders.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not if existing in shares, have conferred such privilege or advantage.

Interpretation.

62. All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Alteration of Capital

Consolidation and division of capital and sub-division and cancellation of shares.

63. (a) The Company may by Ordinary Resolution:—

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of the Companies Ordinance;

(iii) cancel any shares which, at the date of the passing of the Resolution, have not been taken or agreed to be taken by any person.

Reduction of capital.

(b) The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised and consent required, by law.

Borrowing Powers

64. The Directors may from time to time at their discretion raise or borrow, or secure the payment of any sum or sums of money for the purposes of the Company.

Power to borrow.

65. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Conditions on which money may be borrowed.

66. Debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

67. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at General Meetings of the Company, appointment of Directors and otherwise.

Special privileges.

68. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all Mortgages and Charges specifically affecting the property of the Company; and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of Mortgages and Charges therein specified and otherwise.

Register of charges to be kept.

69. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Mortgage of uncalled capital.

General Meetings

70. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint.

When Annual General Meeting to be held.

71. All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

Extraordinary Meeting.

72. The Directors may, whenever they think fit, convene an Extraordinary General Meeting, and Extraordinary General Meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Convening of Extraordinary General Meetings.

73. An Annual General Meeting and a meeting called for the passing of a Special Resolution shall be called by not less than twenty-one days' notice in writing and a meeting other than an Annual General Meeting or a meeting called for the passing of a Special Resolution shall be called by not less than fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an Annual General Meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every General Meeting shall be given in the manner hereinafter mentioned to all members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company and also to the Auditors for the time being of the Company.

Notice of meetings.

74. The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

As to omission to give notice.

Proceedings at General Meetings

Special business. Business of Annual General Meeting.

75. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all business that is transacted at an Annual General Meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring by rotation or otherwise, the fixing of the remuneration of the Auditors and the voting of remuneration or extra remuneration to the Directors.

Quorum.

76. For all purposes the quorum for a General Meeting shall be five members personally present. No business shall be transacted at any General Meeting unless the requisite quorum shall be present at the commencement of the business.

When if quorum not present meeting to be dissolved and when to be adjourned.

77. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Directors, and if at such adjourned meeting a quorum is not present two members personally present shall be a quorum and may transact the business for which the meeting was called.

Chairman of General Meeting.

78. The Chairman of the Directors shall take the chair at every General Meeting, or, if there be no such Chairman or, if at any General Meeting the Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their own number to be Chairman.

Power to adjourn General Meeting. Business of adjourned meetings.

79. The Chairman of a General Meeting may, with the consent of any meeting at which a quorum is present, adjourn the same from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

What is to be evidence of the passing of a Resolution where poll not demanded.

80. At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

Poll.

81. If a poll is demanded as aforesaid, it shall be taken in such manner and at such time and place as the Chairman of the meeting directs and either at once, or after an interval or adjournment, or otherwise, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

In what case poll taken without adjournment.

82. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

83. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Chairman to have casting vote.

84. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Business may proceed notwithstanding demand for poll.

Votes of Members

85. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

Votes of members.

86. Any person entitled under Article 46 to transfer any shares may vote at any General Meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his right to transfer such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect hereof.

Votes in respect of deceased and bankrupt members.

87. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; and if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

Joint holders.

88. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis*, or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy.

Votes of member of unsound mind.

89. No member shall be entitled to vote at any General Meeting or be reckoned in a quorum unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

No member entitled to vote, etc. while call due to the company.

90. On a poll votes may be given either personally or by proxy or by an attorney.

Proxies.

91. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, A proxy need not be a member of the Company.

Instrument appointing proxy to be in writing.

92. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the meeting, or adjourned meeting, or poll as the case may be, at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

Appointment of proxy must be deposited.

93. The instrument appointing a proxy:—

Form of proxy.

(a) shall be in any usual or common form or in any other form which the Directors may approve;

(b) shall be deemed to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an Extraordinary General Meeting or at an Annual General Meeting at which special business (determined as provided in Article 75) is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business; and

(c) unless the contrary is stated therein, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority under instrument appointing proxy.

94. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

When vote by proxy valid though authority revoked.

95. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

Corporation acting by representative at meetings.

96. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Registered Office

Registered Office.

97. The Head Office of the Company shall be at its Registered Office in Hong Kong, and the business of the Company shall be carried on there, and at such other place or places as the Directors may deem advisable.

Board of Directors

Constitution of Board.

98. Unless otherwise determined by a General Meeting the number of Directors shall not be less than four or more than twenty-two.

Board may fill vacancies.

99. The Directors shall have power from time to time, and at any time to appoint any qualified person as a Director either to fill a casual vacancy or as an addition to the Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed as above, and so that no such appointment shall be effective unless a majority of the Directors concur therein. But any Director so appointed shall hold office only until the next ordinary yearly meeting of the Company but shall then be eligible for re-election at that meeting.

Alternate Directors.

100. Any Director may, from time to time, appoint any person who is approved by the majority of the Directors to be an Alternate Director to act in his place at any meeting of the Directors at which he in unable to be present. The appointee, while he holds office as an Alternate Director, shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director, and shall not be entitled to be remunerated otherwise than out of the remuneration of the Director appointing him. Any appointment so made may be revoked at any time by the appointor or by a majority of the other Directors, and any appointment or revocation under this Article shall be effected by notice in writing to be delivered to the Secretary of the Company. An Alternate Director shall ipso facto cease to be an Alternate Director if his appointor ceases for any reason to be a Director of the Company.

No qualification shares for Directors.

101. A Director shall not require any qualification share.

Directors may resign.

102. A Director may at any time give notice in writing of his wish to resign by delivering such notice to the Directors at the Registered Office in Hong Kong and, on the acceptance of his resignation by the Board, but not before, his office shall be vacant.

Directors' remuneration.

103. The Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors such sum (if any) as the Company may by Ordinary Resolution from time to time determine, and such remuneration shall be divided among them in such proportion and manner as the Directors may agree, or, failing agreement, equally.

Special Remuneration.

104. The Directors may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission calculated by reference to the profits of the Company as the Directors may determine.

105. The continuing Directors may act notwithstanding any vacancy in their body; but so that if the number of Directors falls below the minimum above fixed the continuing Directors shall not except for the purpose of filling vacancies act so long as the number is below the minimum.

Directors may act notwithstanding vacancy.

106. A Director shall vacate his office:—

When office of Director to be vacated.

(a) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(b) If he becomes a lunatic or of unsound mind.

(c) If all the other Directors shall unanimously resolve that he is physically or mentally incapable of performing the functions of a Director.

(d) If he shall have absented himself for more than three consecutive Meetings of the Board without the consent of the Directors, or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.

(e) If by notice in writing to the Company he resigns his office, and such resignation is accepted by the Directors.

107. (1) No Director shall be disqualified by his office from entering into a contract or arrangement with the Company, either as a vendor, purchaser, agent or broker or otherwise, and either personally or by or through any firm or company in which he may be a partner or shareholder or from being otherwise interested, in any business or transaction in which the Company is interested; and no such contract or arrangement, or any contract or arrangement entered into by or on behalf of the Company with any person, firm or company of or in which any Director shall be in any way interested shall be avoided, nor shall any Director so contracting or being so interested, be liable to account to the Company for any profit realised by any such contract, arrangement, business or transaction, by reason of such Director holding the office of Director, or of the fiduciary relationship thereby established; but any Director so contracting or being so interested as aforesaid, shall disclose at the meeting of the Board at which the contract, arrangement, business, or transaction is determined on, the nature of his interest, if it then exists, or in any other case at the first meeting of the Board after the acquisition of his interest. A general notice that a Director is a member of any specified firm or company, or is to be regarded as interested in any contract, arrangement, business or transaction with such firm or company, shall be sufficient disclosure under this Article, and after such general notice it shall not be necessary to give any special notice relating to any particular contract, arrangement, business or transaction with such firm or company as aforesaid.

Directors may contract with Company.

(2) A Director of this Company may be or become a Director of any company promoted by this Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director shall be accountable for any benefits received as a Director or member of such company.

(3) A Director shall not vote or be counted in the quorum in respect of any contract or arrangement or proposal in which he is materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:—

(a) any contract or arrangement or proposal for giving any Director any security or indemnity in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract or arrangement or proposal for the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract or arrangement or proposal in relation to an offer or invitation of shares or debentures or other securities by the Company (or any other company which the Company may promote or be interested in) for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer or invitation; and/or

(d) any contract or arrangement or proposal with any other company in which the Director is interested only as an officer of that other company; and/or

(e) any contract or arrangement or proposal in relation to or concerning any other company in which the Director is interested, directly or indirectly as a holder of shares or other securities of that company provided that the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited) in such shares or securities is less than five per cent of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract or arrangement or proposal in relation to or concerning the adoption, modification or operation of any employees' share scheme under which the Director may benefit; and/or

(g) any contract or arrangement or proposal in relation to the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract or arrangement or proposal in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

Managing Directors

Power to appoint Managing Directors.

108. The Directors may from time to time appoint one or more of their body to be a Managing Director or Managing Directors of the Company, and may fix his or their remuneration either by way of salary or commission or by conferring a right to participation in the profits of the Company, or by a combination of two or more of those modes.

And remove.

109. Every Managing Director shall, subject to the provisions of any contract between himself and the Company with regard to his employment as such Managing Director, be liable to be dismissed or removed by the Board of Directors, and another person may be appointed in his place.

Managing Directors not to retire by rotation.

110. A Managing Director shall not, while he continues to hold that office be liable to retire by rotation, and he shall not be taken into account in determining the rotation in which the other Directors shall retire or the number to retire, but he shall be subject to the same provisions as regards resignations, removal, and disqualification as the other Directors, and if he cease to hold the office of Director from any cause he shall *ipso facto* cease to be the Managing Director.

Power may be delegated.

111. The Directors may from time to time entrust to and confer upon the Managing Director all or any of the powers of the Directors (excepting the power to make Calls, forfeit Shares, borrow money, or issue Debentures) that they may think fit. But the exercise of all powers by the Managing Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked, or varied.

Management

112. Unless and until the Directors shall have exercised the powers conferred by Articles 113 to 115 hereof, the management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in General Meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in General Meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation has not been made.

General Powers of Company vested in Directors.

Managers

113. The Directors may from time to time appoint a General Manager, a Manager or Managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the General Manager, Manager or Managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of Managers.

114. The appointment of such General Manager, Manager or Managers may be for such period as the Directors may decide and the Directors may confer upon him or them all or any of the powers of the Directors as they may think fit.

Tenure of Office and powers.

115. For the purposes of Articles 113 and 114 hereof the Directors may enter into such Agreement or Agreements with any such General Manager, Manager or Managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such General Manager, Manager or Managers to appoint an assistant Manager or Managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Terms and conditions of appointment.

115A. (a) The Secretary shall be appointed by the Board and any secretary so appointed may be removed by the Board;

Secretary

(b) The Secretary shall attend all meetings of the members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Ordinance or these Articles or as may be prescribed by the Board; and

(c) A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Rotation of Directors

116. At each Annual General Meeting the two Directors who have been longest in office shall retire. If two or more have been in office an equal length of time, the Director or Directors to retire shall in default of agreement between them, be chosen by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office. The retiring Directors shall be eligible for re-election.

Rotation and Retirement of Directors.

117. The Company at any General Meeting at which any Directors retire in manner aforesaid, shall fill up the vacated office by electing a like number of persons to be Directors and without notice in that behalf may fill up any other vacancies.

Meeting to fill up vacancies.

118. If at any General Meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled up, the retiring Directors or such of them as have not had their places filled up shall be deemed to have been re-elected and shall if willing continue in office until the next Annual General Meeting and so on from year to year until their places are filled up, unless it shall be determined at such meeting to reduce the number of Directors.

Retiring Directors to remain in office till successors appointed.

Power of General Meeting to increase or reduce number of Directors.

119. The Company may from time to time in General Meeting increase or reduce the number of Directors, and may alter their qualification and remuneration and may also determine in what rotation such increased or reduced number is to go out of office but so that the number of Directors shall never be less than four.

When candidate for office of Director must give notice.

120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any General Meeting, unless he, or some other shareholder intending to propose him, has, at least seven clear days before the meeting, left at the office of the Company a notice in writing duly signed, signifying his candidature for the office, or the intention of such shareholder to propose him.

Register of Directors and *notification of changes to* Registrar.

121. The Company shall keep at its office a register containing the names and addresses and occupations of its Directors and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by Special Resolution.

122. The Company may by Special Resolution remove any Director before the expiration of his period of office and may elect another qualified person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

When acts of Directors or Committee valid notwithstanding defective appointment.

123. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall notwithstanding it shall afterwards be discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified be as valid as if every such person had been duly appointed and was qualified to be a Director.

Proceedings of the Directors

Meeting of Directors, Quorum, etc.

124. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined five Directors shall be a quorum. It shall not be necessary to give Notice of a meeting of Directors to any member of the Board who is not in Hong Kong. A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and he shall be counted in the quorum.

Director may summon meeting.

125. A Director may at any time, and the Secretary or some other person appointed by the Directors, upon the request of a Director, shall convene a meeting of the Directors.

How questions to be decided.

126. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

Chairman.

127. The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

Powers of meeting.

128. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Power to appoint committee and to delegate.

129. The Directors may delegate any of their powers (other than the power to make calls and their power of borrowing) to Committees consisting of such member or members of their body as the Directors think fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such Committees either wholly or in part, and either as to person or purposes, but every Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Directors.

Acts of Committee to be of same effect as acts of Directors.

130. All acts done by any such Committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in General Meeting, to remunerate the members of any Special Committee, and charge such remuneration to the current expenses of the Company.

131. The meetings and proceedings of any such Committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, unless otherwise regulated by the Directors under Article 129.

Proceedings of Committee.

132. All acts done by any meeting of the Directors or by a Committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Directors or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

When acts of Directors or Committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting of the Company, but for no other purpose.

Powers of quorum of Board in certain cases.

134. A resolution in writing signed by all the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board, except such as are absent from Hong Kong or temporarily unable to act through ill health or disability (provided that the number is sufficient to constitute a quorum) or by all the members of a Committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such Committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the Committee concerned. A message sent by cable, telex, telegram, facsimile transmission or other form of electronic communication by a Director or his alternate Director shall be deemed to be a document signed by him for the purpose of the Article.

Directors' Resolutions.

135. If any Director, being willing, shall be called upon to perform extra services, or to make any special exertions for any of the purposes of the Company, the Company, may remunerate the Director so doing either by a fixed sum, or by a percentage of profits, or otherwise as may be determined by the Directors, and such remuneration may be either in addition to or in substitution for the share of such Director in the remuneration above provided.

Remuneration for extra service.

General Management and Use of the Seal

136. The Board shall provide for the safe custody of the Seal and except in the case of the affixing of the Seal to a share certificate pursuant to Article 17, the Seal shall never be used except by the authority of the Board previously given, and one member of the Board and the Secretary or some other person appointed by the Directors shall sign every instrument to which the Seal is affixed. Every instrument executed in manner provided by this Article or by Article 17 shall be deemed to be sealed and executed with the authority of the Directors previously given.

Custody of Seal.

136A. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and unless otherwise determined by the Board, no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and so that every such certificate or other document to which such official seal is affixed shall be valid and shall for the purpose of Article 17 be deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid). The Company may have an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may in writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorized agents of the Company for the purpose of affixing and using such official seal and it may impose such restrictions on the use thereof as may be thought fit.

Official Seal.

137. The signatures of such persons as the Board of Directors may from time to time by resolution appoint shall be necessary to all Cheques and Dividend Warrants drawn for any purpose on the funds of the Company.

Cheques.

138. The Company may, by writing under its Seal, empower any person, either generally or in respect of any specified matters, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong and every deed signed by such attorney on behalf of the Company and under his Seal, shall bind the Company and have the same effect as if it were under the Seal of the Company.

Execution of deeds by attorney.

Capitalisation of Profits

Power to capitalise.

139. The Company in General Meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends), and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution:—

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

Effect of resolution to capitalise.

Wherever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully-paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares (or debentures) to which they may be entitled upon such capitalisation, (or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares) and any agreement made under such authority shall be effective and binding on all such members.

Dividends and Reserves

No larger dividend than recommended by Board.

140. No larger dividend shall be declared than is recommended by the Board, but the Company in General Meeting may declare a smaller dividend.

Interim dividends.

141. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

Dividends not to be paid out of capital.

142. No dividend or bonus shall be payable except out of the profits of the Company.

Reserves.

143. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

Dividends according to amount paid up on share.

How calls paid in advance to be regarded in relation to dividend.

144. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

145. The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Debts may be deducted.

146. Any General Meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed ordinary business of an Annual General Meeting which declares a dividend.

Dividend and call together.

147. Any General Meeting sanctioning a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the Company or paid-up shares or debentures of any other company, or in any one or more of such ways, and the Directors shall give effect to such resolution; and, where any difficulty arises in regard to the distribution, they may settle the same as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for persons entitled to the dividend as may seem expedient to the Directors. When requisite, a proper contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend in specie.

147A. (a) Whenever the Board or the Company in General Meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:—

Dividend satisfied by allotment of shares, etc.

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:—

(aa) the basis of any such allotment shall be determined by the Board;

(bb) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedures to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (the "elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) The shares allotted pursuant to the provisions of paragraph (a) shall rank pari passu in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(c) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d) The Board may on any occasion determine that an allotment of shares under paragraph (a)(i) of this Article or a right of election to receive an allotment of shares under paragraph (a)(ii) of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Effect of transfer.

148. A transfer of shares shall not pass the right to any dividend or bonus declared thereon after such transfer and before the registration of the transfer.

Receipt for dividends by joint holders of share.

149. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, Interim Dividends or bonuses and other moneys payable in respect of such shares.

Payment by post.

150. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the Register of Members in respect of the joint holding; and every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that the endorsement thereon has been forged.

Unclaimed dividend.

151. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for seven years after having been declared may be forfeited by the Directors and shall revert to the Company.

Annual Returns

152. The Directors shall make the requisite Annual Returns in accordance with the Companies Ordinance. Annual Returns.

Accounts

153. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company, and of all other matters necessary for showing the true state and condition of the Company. Accounts to be kept.

154. The books of account shall be kept at the Registered Office or at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors. Where accounts to be kept.

155. The Directors shall from time to time determine whether and to what extent, and at what times and places, and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors, or by the Company in General Meeting. Inspection by members.

156. At every Annual General Meeting, the Directors shall lay before the meeting a Profit and Loss Account and a Balance Sheet, containing a summary of the assets and liabilities of the Company, and group accounts (if any) pursuant to the provisions of the Ordinance. Annual Account and Balance Sheet.

157. (a) Subject to Articles 157(b) and 157(c), every Balance Sheet of the Company shall be signed pursuant to the provisions of the Ordinance, and a copy of every Balance Sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in General Meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 47: Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Annual Report of Directors and Balance Sheet to be sent to members.

157. (b) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, a copy of a summary financial report is sent to such person, and that person has agreed or is deemed to have agreed to treat the receipt of such summary financial report as discharging the Company's obligation to send to him a copy of the documents referred to in Article 157(a). Summary financial report.

157. (c) The requirement to send to a person referred to in Article 157(a) the documents referred to in that Article or a summary financial report, whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with applicable laws, rules and regulations, the Company publishes copies of the documents referred to in Article 157(a) and, if applicable, a summary financial report, on the Company's computer network or in any other permitted manner (including by sending them in any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents. Publication by electronic means.

Audit

158. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance. Auditors.

159. The remuneration of the Auditors shall be fixed by the Company in General Meeting except the remuneration of any Auditors appointed to fill a casual vacancy may be fixed by the Directors. Remuneration of Auditors.

160. Every Statement of Accounts, audited by the Company's Auditors and presented by the Directors at a General Meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the Statement of Accounts amended in respect of the error shall be conclusive. When accounts to be deemed finally settled.

Notices

Service of notices.

161. Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the Register of Members or by advertisement in one daily Chinese and one daily English newspaper circulating in Hong Kong or by sending it in accordance with applicable laws, rules and regulations as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable laws, rules and regulations on the Company's computer network. In the case of joint holders of a share all notices or documents shall be given to that one of the joint holders whose name stands first in the Register of Members, and notice so given shall be sufficient notice to all the joint holders.

When notice by post deemed to be served.

162. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a Post Office situated within Hong Kong, and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed, and put into such Post Office, and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such Post Office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.

Notice etc may be in English or Chinese.

162A. Subject to applicable laws, rules and regulations, any notice or document, including the documents referred to in Article 157(a) and a summary financial report, may be given to a member either in the English language or the Chinese language.

Service of notice where member deceased or bankrupt.

163. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

How notice to be signed.

164. The signature to any notice to be given by the Company may be written or printed or made electronically.

How time to be counted.

165. Where a given number of days' notice, or notice extending over any other period, is required to be given, the day of service shall not be counted in such number of days or other period.

Member not to be entitled to information.

166. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Winding up

167. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares in respect of which there is a liability.

Division of assets in liquidation.

168. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective Resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in a morning newspaper circulating in Hong Kong or by a registered letter sent through the post and addressed to such member at his address as mentioned in the Register of Members of the Company, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process.

Indemnity

169. Every Director, Manager, or Officer of the Company or any person (whether an Officer of the Company or not) employed by the Company as Auditor shall be indemnified out of the funds of the Company against all liability incurred by him as such Director, Manager, Officer or Auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief is granted to him by the Court.

Indemnity of officers.

SCHEDULE "A"

WITHIN REFERRED TO

Instrument of Transfer

HONGKONG ELECTRIC HOLDINGS LIMITED

I, (We) ....

of .... in consideration of

the sum of .... Dollars

paid to me (us) by ....

(hereinafter called "the said Transferee") do hereby transfer to the said Transferee .... Share or Shares in the undertaking called "HONGKONG ELECTRIC HOLDINGS LIMITED" to hold unto the said Transferee

....

his Executors, Administrators, or Assigns, subject to the several conditions upon which I (we) hold the same at the time of execution hereof, and I, (we) the said ....

do hereby agree to take the said Share (Shares) subject to the conditions aforesaid.

WITNESS our hands the .... day of .... 19 ....

WITNESS to the signature of } ....

.... }

WITNESS to the signature of } ....

.... }

COPY



Companies Registry
公司註冊處

Form 表格 **D2** (91)

03 JUN -2 7:2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

收件日期 RECEIVED 27-06-2002 公司註冊處(行政組) COMPANIES REGISTRY (Administration)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 46996

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年
Change of Residential Address	20	6	2002

Existing Name 現用姓名: Holger KLUGE

Name / New Name 姓名／新姓名: -
Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 33 Delisle Avenue, Suite 509, Toronto, Ont. M4V 1S8, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
VG355894	Canada

This Notification includes - Continuation Sheet A and - Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：( )

Date 日期：27.6.2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

(22) The Standard 22/7/02




HONGKONG ELECTRIC
GROUP

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

HONGKONG ELECTRIC HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

03 JUN -2 AM 7:21

JOINT ANNOUNCEMENT

SUMMARY

The board of directors of Cheung Kong Infrastructure Holdings Limited ("CKI") and the board of directors of Hongkong Electric Holdings Limited ("HEH") jointly announce that on 19th July, 2002, CKI/HEI Electricity Distribution Two Pty Ltd. (the "Purchaser"), a company ultimately owned as to 50% by each of CKI and HEH, entered into an agreement (the "Agreement") with AEP Resources Australia Holdings Pty Ltd. and American Electric Power Company, Inc. to purchase 100% of the shares of CitiPower I Pty Ltd. ("CitiPower") which owns all of the CitiPower electricity distribution and retail and certain other associated assets in Australia. The total consideration given by CKI and HEH for the shares of CitiPower will be A$1,555 million (approximately HK$6,749 million). The Purchaser has agreed with Origin Energy Electricity Limited ("Origin") to sell to Origin at completion the CitiPower electricity retail assets for an aggregate consideration of A$137 million (approximately HK$595 million). Therefore, the net enterprise value to CKI and HEH of the electricity distribution assets of CitiPower will be A$1,418 million (approximately HK$6,154 million). Each of CKI and HEH will guarantee the Purchaser's obligations under the Agreement on a several basis and pro rata to their respective shareholding interests in the Purchaser.

DATE OF THE AGREEMENT

19th July, 2002

PARTIES

Vendor: AEP Resources Australia Holdings Pty Ltd.

Vendor Guarantor: American Electric Power Company, Inc.

Purchaser: CKI/HEI Electricity Distribution Two Pty Ltd.

The Vendor, Vendor Guarantor and Origin are not connected persons of CKI and HEH.

PARTICULARS OF THE AGREEMENT

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of the shares of CitiPower I Pty Ltd which owns all of the CitiPower electricity distribution and retail assets and certain other associated assets in Australia. The total consideration agreed by the Purchaser to be given for the shares of CitiPower will be A$1,555 million (approximately HK$6,749 million). The Purchaser has agreed with Origin to sell to Origin at completion the CitiPower electricity retail assets for an aggregate consideration of A$137 million (approximately HK$595 million) while it retains the electricity distribution assets. The net enterprise value to the Purchaser of the electricity distribution assets will be A$1,418 million (approximately HK$6,154 million). The Agreement was obtained through a competitive bidding process on normal commercial terms in the opinion of the boards of CKI and HEH.

It is expected that completion of the Agreement will take place prior to 1st September, 2002. It is currently intended that the majority funding for the acquisitions will initially be provided by bank facilities to be guaranteed by CKI and HEH on a several basis and pro rata to their respective shareholding interests in the Purchaser.

Each of CKI and HEH will guarantee the Purchaser's obligations under the Agreement on a several basis and pro rata to their respective shareholding interests in the Purchaser and limited to an amount of A$75 million (approximately HK$326 million) each.

CKI and HEH have equal right of representation on the board of the Purchaser. CKI and HEH do not treat the Purchaser as a subsidiary in their respective financial accounts.

PARTICULARS OF CITIPOWER I PTY LTD

CitiPower is one of five electricity distributors and retailers in the State of Victoria, Australia. CitiPower's distribution network, which covers the central business district of Melbourne and its densely populated inner suburbs, has a very high density load and a diverse customer mix, including residential, commercial manufacturing and industrial. In the year ended 31st December, 2001, CitiPower distributed approximately 5,327 GWh of electricity to approximately 259,000 connected customers. The majority of CitiPower's electricity distribution revenue will be regulated by government imposed regulations. CitiPower's retail operations, which will be sold at completion to Origin, supply electricity to customer sites in Victoria, Queensland, South Australia, New South Wales and the Australian Capital Territory, and gas to customers in New South Wales. Its business consists primarily of selling electricity purchased in the wholesale market to its customers and involves the management of electricity market trading risk. CitiPower also operates call centres and billing functions for the benefit of the distribution and retail networks and several business development activities, including smaller mechanical and electrical infrastructure projects, four small water treatment plants and a small interest in a telecommunications infrastructure business. These activities are not considered to be material by CKI and HEH.

REASONS FOR ENTERING INTO THE AGREEMENT

The acquisition of the electricity distribution of CitiPower consolidates and expands the interest of CKI and HEH in the regulated monopoly electricity distribution business in Australia. The investment is part of the CKI group's and HEH group's global expansion plans.

CKI is currently holding approximately 38.87% of the issued share capital of HEH.

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 19th July, 2002

Note: In this announcement, the consideration in Australian dollars has been converted into Hong Kong dollars at the rate of A$1=HK$4.34 for indication purpose only.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。




HONGKONG ELECTRIC
GROUP

長江基建集團有限公司
(於百慕達註冊成立之有限公司)

香港電燈集團有限公司
(於香港註冊成立之有限公司)

聯合公佈

摘要

長江基建集團有限公司(「長建」)董事會與香港電燈集團有限公司(「港燈」)董事會聯合宣佈，於二零零二年七月十九日，長建與港燈各自最終擁有50%權益之CKI/HEI Electricity Distribution Two Pty Ltd.(「買方」)與AEP Resources Australia Holdings Pty Ltd.及American Electric Power Company, Inc.訂立協議(「協議」)，購入CitiPower I Pty Ltd.(「CitiPower」)全部股份。CitiPower擁有本身在澳洲之所有配電及電力零售資產及若干其他相關資產。長建與港燈就CitiPower股份所支付代價將合共1,555,000,000澳元(約港幣6,749,000,000元)。買方與Origin Energy Electricity Limited(「Origin」)協定於交易完成時以代價合共137,000,000澳元(約港幣595,000,000元)出售CitiPower電力零售資產予Origin。因此，CitiPower配電資產對於長建與港燈之企業淨值將為1,418,000,000澳元(約港幣6,154,000,000元)。長建與港燈各自將按本身於買方之股權比例，擔保買方於協議下之責任。

協議日期

二零零二年七月十九日

訂約方

賣方： AEP Resources Australia Holdings Pty Ltd.

賣方擔保人： American Electric Power Company, Inc.

買方： CKI/HEI Electricity Distribution Two Pty Ltd.

賣方、賣方擔保人與Origin均非長建與港燈之關連人士。

協議詳情

根據協議，買方同意購入CitiPower I Pty Ltd.全部股份。CitiPower擁有本身在澳洲之所有配電及電力零售資產及若干其他相關資產。買方同意就CitiPower股份擬支付代價將合共1,555,000,000澳元(約港幣6,749,000,000元)。買方與Origin協定於交易完成時以代價合共137,000,000澳元(約港幣595,000,000元)出售CitiPower電力零售資產予Origin，惟保留本身配電資產。配電資產對於買方之企業淨值將為1,418,000,000澳元(約港幣6,154,000,000元)。協議透過競投方式並循長建董事會與港燈董事會按一般商業條款而達成。

預計協議將於二零零二年九月一日前完成。目前按照計劃，有關收購之資金大部分最初將以銀行貸款支付，而該等貸款將由長建及港燈各自按本身於買方之股權比例作出擔保。

長建與港燈各自將按本身於買方之股權比例，擔保買方於協議下之責任，惟各以75,000,000澳元(約326,000,000港元)為限。

長建及港燈各在買方董事會擁有均等代表權。長建與港燈於各自財務賬目中均不視買方為附屬公司。

CITIPOWER I PTY LTD.詳情

CitiPower乃澳洲維多利亞省五間配電及電力零售商之一。CitiPower配電網覆蓋墨爾本商業中心區及其人口稠密之近郊地區，電荷需密集度極高，客戶層面廣泛，包括商住、製造業及工業用戶。截至二零零一年十二月三十一日止年度，CitiPower配電約5,327 GWh電力予約259,000名客戶。CitiPower配電收益大部分受到政府條例監管。CitiPower之電力零售業務將於交易完成時售予Origin，其零售業務提供電力予維多利亞、昆士蘭、南澳洲、新南威爾斯各省及澳洲首都屬地之客戶，以及輸氣予新南威爾斯之客戶。該業務主要包括在批發市場購入電力轉售予客戶，並涉及電力市場風險管理。同時，CitiPower亦為其配電及零售網絡經營服務中心及處理收費工作，以及多項業務發展活動，包括較小型之機電基建項目、四間小型之濾水廠及佔有少量權益之電訊基建業務。長建與港燈視這些項目為不大重要。

訂立協議原因

收購CitiPower配電業務可鞏固並擴大長建與港燈於澳洲之配電規管專利業務之投資。是項投資屬於長建集團與港燈集團之全球拓展業務計劃其中一環。

長建目前持有港燈已發行股本約38.87%。

承董事會命
長江基建集團有限公司
楊逸芝
公司秘書

承董事局命
香港電燈集團有限公司
黃莉華
公司秘書

香港，二零零二年七月十九日

註：在本公佈中，代價計價單位澳元乃按1澳元兌港幣4.34元折算為港幣，僅供參考。

經濟
22/7/02

S.C.M.P.

9.8.2002

(23)



Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

2002 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2002 amounted to HK$2,418 million, a reduction of 1.8% compared to the same period last year. The profits from the Group's local activities increased from $2,026 million to $2,252 million mainly due to a significant reduction in interest charges compared to the same period last year. However, this increase was more than offset by a decrease in profits from overseas activities from $437 million to $166 million. While the Group's businesses in Australia continue to perform well and exceed expectations, the profit reduction is due to the recording of an exceptional one-off gain arising from the sale of the retail division of Powercor Australia Limited in the first half of 2001.

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2001: 56 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 26th September 2002.

The Register of Members will be closed from 19th September 2002 to 26th September 2002 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 18th September 2002.

Operations

Electricity unit sales for the six months to 30th June 2002 increased by 1.4% over the same period last year, with growth in domestic consumption of 3.2% being recorded. However, unit sales to the commercial sector grew by only 1.4% having been affected by the continuing sluggish economic conditions, as were unit sales to the industrial sector which declined by 5.2%.

Good progress has been made on the site formation work for the extension of the Lamma Power Station with construction of the seawall being almost complete. Piling work for the first 300 MW power unit has started, and superstructure work is scheduled to commence in December. Overall progress of the Lamma project continues to achieve its tight schedule.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy. This improvement in fuel efficiency will benefit our consumers.

Both Powercor Australia Limited and ETSA Utilities, owned equally with Cheung Kong Infrastructure Holdings Limited (CKI), continue to perform well. The regulated framework within which these businesses operate provides a high degree of certainty as regards cash flow and profits.

In keeping with the Group's strategy to invest in electricity related businesses offering acceptable risk levels and steady margins, the Group, jointly with CKI, reached agreement to acquire CitiPower I Pty Ltd. (CitiPower) on 19th July 2002 for A$1,418 million (approximately HK$6.2 billion). CitiPower is the regulated monopoly electricity distribution business which serves the central business district of Melbourne and its densely populated inner suburbs. This acquisition, due for completion by 31st August 2002, consolidates the Group's position as an equal partner in the largest electricity distribution business in Australia with more than 1.65 million customers.

Outlook

While the slowdown in the completion of some major new buildings and property projects has hampered electricity sales growth to the commercial sector resulting in only 1.4% growth during the first half, the 3.2% increase in domestic consumption confirms our experience that demand for electricity in Hong Kong will continue to rise in line with our long term projections.

We will continue to invest in improving and expanding our transmission and distribution system to ensure that we maintain our high reliability of supply of 99.999% which Hong Kong requires as a world class city and a leading financial and commercial centre; while at the same time continuing to improve our operating efficiencies and productivity.

The recently announced acquisition of CitiPower in Melbourne, Australia is a further positive step in our overseas expansion plans. The Group will continue to examine other electricity related business opportunities in countries and in segments of the market which offer attractive returns at acceptable levels of risk.

George C. Magnus
Chairman

Hong Kong, 8th August 2002

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$1,596 million, which was primarily funded by cash from operations and bank loans. As at 30th June 2002, total external borrowings were HK$15,659 million (at 31st December 2001: HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,253 million (at 31st December 2001: HK$5,744 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2002 was 46% (at 31st December 2001: 41%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2002, external borrowings of the Group amounted to HK$15,659 million with the following profile:

(1) 70% was either denominated or effectively hedged into Hong Kong dollars and 29% was denominated in Australian dollars;

(2) 65% was bank loans, 27% was capital market instruments and 8% was suppliers' credits;

(3) 82% was repayable between 2 to 5 years and 9% was repayable beyond 5 years;

(4) 77% was fixed or capped rate based.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure, other than US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2002, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2002 amounted to HK$14,244 million (at 31st December 2001: HK$14,034 million) equivalent.

Contingent Liabilities

At 30th June 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$42 million (at 31st December 2001: HK$40 million).

At 30th June 2002, the Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$9,924 million (at 31st December 2001: HK$8,587 million) equivalent. Out of this amount HK$9,075 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2002, excluding directors' emoluments, amounted to HK$534 million (2001: HK$542 million). As at 30th June 2002, the Group employed 2,286 (2001: 2,342) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2002

	Note	Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Turnover	2	5,156	4,909
Direct costs		(1,798)	(1,750)
		3,358	3,159
Other revenue and net income		342	308
Other operating costs		(270)	(227)
Finance costs		(261)	(393)
Operating profit	3	3,169	2,847
Share of results of associates		99	346
Profit before taxation		3,268	3,193
Taxation:	4		
The Company and its subsidiaries			
Hong Kong		(405)	(305)
Associates - overseas		(25)	
Profit after taxation		2,838	2,888
Scheme of Control transfers to:	5		
Development Fund		(417)	(417)
Rate Reduction Reserve		(3)	(8)
		(420)	(425)
Profit attributable to shareholders			
Local activities		2,252	2,026
Overseas activities		166	437
Total		2,418	2,463
Proposed interim dividend		1,238	1,195
Earnings per share	6	113 cents	115 cents
Proposed interim dividend per share		58 cents	56 cents

Notes:

1. The interim financial report is unaudited, but has been reviewed by the Audit Committee.

2. The analysis of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)	Operating profit Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Principal activities				
Sales of electricity and its related income	5,127	4,871	3,104	2,948
Technical service fees	29	38	11	14
Unallocated & other items	—	—	70	—
	5,156	4,909	3,185	2,962
Interest income			259	291
Finance costs			(261)	(393)
Unallocated group expenses			(14)	(13)
Operating profit			3,169	2,847

Geographical locations of operations

	Turnover Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Hong Kong	5,144	4,894
Rest of Asia, Middle East and Australia	12	15
	5,156	4,909

3. Operating Profit

Operating profit is shown after charging/(crediting):

	Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Depreciation	815	765
Net realised gain on disposal of listed securities	(54)	—

4. Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

5. The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

6. The calculation of earnings per share is based on the profit attributable to shareholders of HK$2,418 million (2001: HK$2,463 million) and on 2,134,261,654 shares (2001: 2,134,261,654 shares) in issue during the period.

7. Certain comparative figures have been reclassified to conform to the current financial period's presentation.

8. A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(在香港註冊成立之有限公司)

二零零二年中期業績

董事局主席報告

中期業績

二零零二年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十四億一千八百萬元，較去年同期減少百分之一點八。由於集團利息支出較去年同期大幅減少，集團香港業務之盈利由二十億二千六百萬元增加至二十二億五千二百萬元。惟集團海外業務盈利則由四億三千七百萬元減少至一億六千六百萬元，減幅更超逾以上增長。集團之澳洲業務繼續表現良好，並超越預期水平，是次盈利減少，乃由於集團於二零零一年上半年出售Powercor Australia Limited旗下之電力零售業務，獲取一次過特殊收益所致。

中期息

董事局宣佈派發中期息每股五角八分（二零零一年為五角六分）予二零零二年九月二十六日已登記在股東名冊之股份持有人。

本公司將於二零零二年九月十九日至二零零二年九月二十六日（首尾兩天包括在內）停止辦理過戶手續。凡擬收取中期息之人士，須於二零零二年九月十八日下午四時前向股權登記處辦理過戶手續。

業務

截至二零零二年六月三十日止之六個月，整體售電量較去年同期上升百分之一點四。期間，家庭售電量錄得百分之三點二增長。因經濟不景持續，商業售電量只增長百分之一點四；而工業售電量則下降百分之五點二。

擴建南丫發電廠的地盤平整工程取得良好進展，海堤的建築工程亦已接近完工階段。首台三百兆瓦發電機組的打樁工程經已展開，上層建築亦計劃於十二月開始施工。雖然時間緊迫但整體工程仍如期進行。

將現有兩台燃氣輪機改裝成連合循環式機組的工程已於六月一日完工，利用回收餘熱，在無需耗用額外燃料的情況下，多生產一百一十五兆瓦電力，燃料效率的提升將令客戶受惠。

集團與長江基建集團有限公司（長江基建）持有相同權益之Powercor Australia Limited及ETSA Utilities繼續表現良好。在當地監管架構下，有關業務的營運為集團帶來十分可靠的現金收益及盈利。

為貫徹集團之策略，選擇性投資於風險在可接受水平而回報穩定的電力有關項目，集團聯同長江基建於二零零二年七月十九日，以澳幣十四億一千八百萬元（約港幣六十二億元）收購CitiPower I Pty Ltd.（CitiPower）。CitiPower為墨爾本受監管的專營配電商，服務當地商業中心區及人煙稠密的市郊一帶。此項收購預期於二零零二年八月三十一日或之前完成有關程序。交易完成後，集團與長江基建將以相同權益持有澳洲最大配電業務，客戶總數超逾一百六十五萬。

展望

由於部份主要建築物及物業項目的工程進度有所放緩，商業售電量在今年首半年只錄得百分之一點四的增幅。但家庭售電量則上升百分之三點二，印證電力需求仍將符合集團對有關數據的長遠預測而繼續上升。

集團在提高營運效率及生產力的同時，將繼續投資改善及擴建輸配電系統，以維持百分之九十九點九九的供電可靠程度，確保香港作為世界級城市及主要金融及商業中心的地位。

最近公佈收購澳洲墨爾本CitiPower貫徹集團進一步擴展其海外業務。集團將繼續在可獲取高盈利而風險在可接受水平的國家和市場物色投資電力有關業務的機會。

主席
麥理思

香港，二零零二年八月八日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣十五億九千六百萬元，該資本開支主要以營運現金及銀行貸款支付。於二零零二年六月三十日，集團向外貸款總額為港幣一百五十六億五千九百萬元（於二零零一年十二月三十一日為港幣一百四十三億三千八百萬元），包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務証券。此外，集團已承擔但未動用之信貸總額為港幣四十二億五千三百萬元（於二零零一年十二月三十一日為港幣五十七億四千四百萬元）。於二零零二年六月三十日，集團之資本負債比率（淨負債／股東資金）為百分之四十六（於二零零一年十二月三十一日為百分之四十一）。

庫務政策及資本結構

集團繼續確保以不同種類而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來業務發展之資金需求。並且在穩健的基礎上妥善地管理外匯和利率風險。

於二零零二年六月三十日，集團向外貸款為港幣一百五十六億五千九百萬元，其結構如下：

（一） 百分之七十以港元為單位或透過外匯對沖為港元及百分之二十九以澳元為單位；

（二） 百分之六十五為銀行貸款，百分之二十七為資本市場工具及百分之八為供應商信貸；

（三） 百分之八十二貸款償還期為二至五年而百分之九貸款償還期超越五年；

（四） 百分之七十七為定息或上限息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零二年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團繼續將大部份的債項組合維持為定息債務以管理利率風險。集團藉著直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。於二零零二年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百四十二億四千四百萬元（於二零零一年十二月三十一日為港幣一百四十億三千四百萬元）。

或有負債

於二零零二年六月三十日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千二百萬元（於二零零一年十二月三十一日為港幣四千萬元）。

於二零零二年六月三十日，本公司就附屬公司之銀行及其他借款和附屬公司的財務承擔合共港幣等值九十九億二千四百萬元（於二零零一年十二月三十一日為港幣八十五億八千七百萬元）而作出擔保及反賠償保證。在該或有負債中，港幣九十億七千五百萬元已顯示在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零二年六月三十日止之六個月期內，除董事酬金外，集團對員工的薪酬總支出達港幣五億三千四百萬元（二零零一年為港幣五億四千二百萬元）。於二零零二年六月三十日，集團長期僱員人數為二千二百八十六名（二零零一年為二千三百四十二名）。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

未經審核綜合損益表
截至二零零二年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零二年 （港幣百萬元計）	二零零一年 （港幣百萬元計）
營業額	二	5,156	4,909
直接成本		(1,798)	(1,750)
		3,358	3,159
其他收入及收益淨額		342	308
其他營運成本		(270)	(227)
財務成本		(261)	(393)
經營溢利	三	3,169	2,847
所佔聯營公司之損益		99	346
除稅前溢利		3,268	3,193
稅項：	四		
本公司及其附屬公司 — 香港		(405)	(305)
聯營公司 — 海外		(25)	—
除稅後溢利		2,838	2,888
管制計劃調撥	五		
撥入			
發展基金		(417)	(417)
減費儲備		(3)	(8)
		(420)	(425)
股東應得溢利			
香港業務		2,252	2,026
海外業務		166	437
總數		2,418	2,463
擬派中期股息		1,238	1,195
每股溢利	六	113分	115分
每股擬派中期股息		58分	56分

附註：

一. 本中期財務報告乃未經審核，但已由審計委員會作出審閱。

二. 本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月 二零零二年 （港幣百萬元計）	營業額 二零零一年 （港幣百萬元計）	經營溢利 截至六月三十日止之六個月 二零零二年 （港幣百萬元計）	經營溢利 二零零一年 （港幣百萬元計）
主要業務				
電力銷售及電力有關收入	5,127	4,871	3,104	2,948
技術服務收入	29	38	11	14
未分配及其他項目	—	—	70	—
	5,156	4,909	3,185	2,962
利息收入			259	291
財務成本			(261)	(393)
未分配的集團支出			(14)	(13)
經營溢利			3,169	2,847

經營地區	營業額 截至六月三十日止之六個月 二零零二年 （港幣百萬元計）	二零零一年 （港幣百萬元計）
香港	5,144	4,894
其他亞洲國家、中東和歐洲	12	15
	5,156	4,909

三. 經營溢利
經營溢利已扣除／（計入）下列項目：

	截至六月三十日止之六個月 二零零二年 （港幣百萬元計）	二零零一年 （港幣百萬元計）
折舊	815	765
變賣上市證券已實現收益淨額	(54)	—

四. 香港利得稅準備乃按照期內估計應課稅溢利以稅率百分之十六（二零零一年為百分之十六）計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

五. 管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

六. 每股溢利乃按照股東應得溢利港幣二十四億一千八百萬元（二零零一年為港幣二十四億六千三百萬元）及本期內已發行股數2,134,261,654股（二零零一年為2,134,261,654股）計算。

七. 為配合本期財務報告之呈報形式之需要，若干比較數字已作適當調整。

八. 載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第四十六（一）至四十六（六）段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。

(24)


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

2002 Interim Report

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2002 amounted to HK$2,418 million, a reduction of 1.8% compared to the same period last year. The profits from the Group's local activities increased from $2,026 million to $2,252 million mainly due to a significant reduction in interest charges compared to the same period last year. However, this increase was more than offset by a decrease in profits from overseas activities from $437 million to $166 million. While the Group's businesses in Australia continue to perform well and exceed expectations, the profit reduction is due to the recording of an exceptional one-off gain arising from the sale of the retail division of Powercor Australia Limited in the first half of 2001.

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2001: 56 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 26th September 2002.

The Register of Members will be closed from 19th September 2002 to 26th September 2002 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 18th September 2002.

Operations

Electricity unit sales for the six months to 30th June 2002 increased by 1.4% over the same period last year, with growth in domestic consumption of 3.2% being recorded. However, unit sales to the commercial sector grew by only 1.4% having been affected by the continuing sluggish economic conditions, as were unit sales to the industrial sector which declined by 5.2%.

Good progress has been made on the site formation work for the extension of the Lamma Power Station with construction of the seawall being almost complete. Piling work for the first 300 MW power unit has started, and superstructure work is scheduled to commence in December. Overall progress of the Lamma project continues to achieve its tight schedule.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy. This improvement in fuel efficiency will benefit our consumers.



Both Powercor Australia Limited and ETSA Utilities, owned equally with Cheung Kong Infrastructure Holdings Limited (CKI), continue to perform well. The regulated framework within which these businesses operate provides a high degree of certainty as regards cash flow and profits.

In keeping with the Group's strategy to invest in electricity related businesses offering acceptable risk levels and steady margins, the Group, jointly with CKI, reached agreement to acquire CitiPower I Pty Ltd. (CitiPower) on 19th July 2002 for A$1,418 million (approximately HK$6.2 billion). CitiPower is the regulated monopoly electricity distribution business which serves the central business district of Melbourne and its densely populated inner suburbs. This acquisition, due for completion by 31st August 2002, consolidates the Group's position as an equal partner in the largest electricity distribution business in Australia with more than 1.65 million customers.

Outlook

While the slowdown in the completion of some major new buildings and property projects has hampered electricity sales growth to the commercial sector resulting in only 1.4% growth during the first half, the 3.2% increase in domestic consumption confirms our experience that demand for electricity in Hong Kong will continue to rise in line with our long term projections.

We will continue to invest in improving and expanding our transmission and distribution system to ensure that we maintain our high reliability of supply of 99.999% which Hong Kong requires as a world class city and a leading financial and commercial centre; while at the same time continuing to improve our operating efficiencies and productivity.

The recently announced acquisition of CitiPower in Melbourne, Australia is a further positive step in our overseas expansion plans. The Group will continue to examine other electricity related business opportunities in countries and in segments of the market which offer attractive returns at acceptable levels of risk.

George C. Magnus
Chairman

Hong Kong, 8th August 2002

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$1,596 million, which was primarily funded by cash from operations and bank loans. As at 30th June 2002, total external borrowings were HK$15,659 million (at 31st December 2001: HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,253 million (at 31st December 2001: HK$5,744 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2002 was 46% (at 31st December 2001: 41%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2002, external borrowings of the Group amounted to HK$15,659 million with the following profile:

(1) 70% was either denominated or effectively hedged into Hong Kong dollars and 29% was denominated in Australian dollars;

(2) 65% was bank loans, 27% was capital market instruments and 8% was suppliers' credits;

(3) 82% was repayable between 2 to 5 years and 9% was repayable beyond 5 years;

(4) 77% was fixed or capped rate based.



It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure, other than US dollars, is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2002, over 99% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2002 amounted to HK$14,244 million (at 31st December 2001: HK$14,034 million) equivalent.

Contingent Liabilities

At 30th June 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$42 million (at 31st December 2001: HK$40 million).

At 30th June 2002, the Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$9,924 million (at 31st December 2001: HK$8,587 million) equivalent. Out of this amount HK$9,075 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2002, excluding directors' emoluments, amounted to HK$534 million (2001: HK$542 million). As at 30th June 2002, the Group employed 2,286 (2001: 2,342) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2002

	Note	Six months ended 30th June 2002 (HK$ million)	2001 (HK$ million)
Turnover	2	**5,156**	4,909
Direct costs		**(1,798)**	(1,750)
		3,358	3,159
Other revenue and net income		**342**	308
Other operating costs		**(270)**	(227)
Finance costs		**(261)**	(393)
Operating profit	3	**3,169**	2,847
Share of results of associates		**99**	346
Profit before taxation		**3,268**	3,193
Taxation:	4		
The Company and its subsidiaries			
— Hong Kong		**(405)**	(305)
Associates — overseas		**(25)**	—
Profit after taxation		**2,838**	2,888
Scheme of Control transfers to:	5		
Development Fund		**(417)**	(417)
Rate Reduction Reserve		**(3)**	(8)
		(420)	(425)
Profit attributable to shareholders			
Local activities		**2,252**	2,026
Overseas activities		**166**	437
Total		**2,418**	2,463
Proposed interim dividend	6	**1,238**	1,195
Earnings per share	7	**113 cents**	115 cents
Proposed interim dividend per share	6	**58 cents**	56 cents

The notes on pages 9 to 15 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At 30th June 2002

	Note	**(Unaudited) At 30th June 2002** *(HK$ million)*	(Audited) At 31st December 2001 *(HK$ million)*
ASSETS			
Non-Current Assets			
Fixed assets			
— Property, plant and equipment		**38,929**	39,360
— Assets under construction		**5,705**	4,595
	8	**44,634**	43,955
Interest in associates		**5,424**	4,836
Investment securities		**295**	393
		50,353	49,184
Current Assets			
Inventories		**431**	440
Trade and other receivables	9	**937**	686
Fuel clause account		**1,229**	1,216
Bank balances and other liquid funds	10	**180**	580
		2,777	2,922
Current Liabilities			
Trade and other payables	11	**(1,346)**	(1,980)
Bank overdrafts — unsecured		**(5)**	(7)
Current portion of bank loans and other borrowings		**(1,267)**	(731)
Taxation		**(494)**	(792)
		(3,112)	(3,510)
Net Current Liabilities		**(335)**	(588)
Total Assets Less Current Liabilities		**50,018**	48,596
Non-Current Liabilities			
Interest-bearing borrowings		**(13,098)**	(12,205)
Deferred creditors		**(1,078)**	(1,184)
Customers' deposits		**(1,328)**	(1,302)
		(15,504)	(14,691)
Rate Reduction Reserve		**(7)**	(9)
Development Fund		**(555)**	(138)
Net Assets		**33,952**	33,758
Capital and Reserves			
Share capital	12	**2,134**	2,134
Reserves		**31,818**	31,624
		33,952	33,758

The notes on pages 9 to 15 form part of these accounts.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2002

	Six months ended 30th June	
	2002	2001
	(HK$ million)	*(HK$ million)*
Net cash inflow from operating activities	**2,826**	3,070
Net cash (outflow)/inflow from investing activities	**(1,887)**	410
Net cash inflow before financing activities	**939**	3,480
Net cash outflow from financing activities	**(1,337)**	(3,715)
Decrease in cash and cash equivalents	**(398)**	(235)
Cash and cash equivalents at beginning of period	**573**	739
Cash and cash equivalents at end of period	**175**	504
Analysis of the balances of cash and cash equivalents		
Bank balances and other liquid funds	**180**	509
Bank overdrafts — unsecured	**(5)**	(5)
	175	504

The notes on pages 9 to 15 form part of these accounts.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2002

(HK$ million)	Share Capital	Share Premium	Exchange Reserves	Revenue Reserves	Proposed Dividends	Total
At 1st January 2002	2,134	4,476	1	24,863	2,284	33,758
Exchange difference arising on translation of:						
— overseas subsidiaries	—	—	17	—	—	17
— overseas associates	—	—	43	—	—	43
Net gains not recognised in Profit and Loss Account	—	—	60	—	—	60
Final dividend in respect of the previous year approved and paid	—	—	—	—	(2,284)	(2,284)
Profit for the period	—	—	—	2,418	—	2,418
Proposed interim dividend (see note 6)	—	—	—	(1,238)	1,238	—
At 30th June 2002	2,134	4,476	61	26,043	1,238	33,952
At 1st January 2001	2,134	4,476	—	21,835	2,080	30,525
Final dividend in respect of the previous year approved and paid	—	—	—	—	(2,080)	(2,080)
Profit for the period	—	—	—	2,463	—	2,463
Proposed interim dividend (see note 6)	—	—	—	(1,195)	1,195	—
At 30th June 2001	2,134	4,476	—	23,103	1,195	30,908

The notes on pages 9 to 15 form part of these accounts.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong Dollars)

1. Basis of Preparation

The interim financial report is unaudited, but has been reviewed by the Audit Committee.

The interim financial report has been prepared in accordance with the requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted are consistent with those set out in the 2001 annual accounts, except the Group has adopted the following accounting policies and presentations in accordance with the new and revised SSAPs which became effective on 1st January 2002.

In accordance with the new SSAP 34 "Employee Benefits", the Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method". In prior years, the actuary adopted the "Attained Age Method" for the valuations of the defined benefit retirement schemes and the costs of providing these benefits are charged to the Profit and Loss Account as and when they are incurred. The transitional net liabilities arising from this change in accounting policy were not significant. The directors considered that this amount has no material impact on the results and net assets of the Group and no adjustments have been made to the prior periods.

In accordance with the revised SSAP 1 "Presentation of Financial Statements", the Statement of Recognised Gains and Losses was replaced by the Statement of Changes in Equity.

In accordance with the revised SSAP 15 "Cash Flow Statements", it reclassifies cash flows under three headings namely operating, investing and financing activities.

2. Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June **2002** *($ million)*	 2001 *($ million)*	Operating profit Six months ended 30th June **2002** *($ million)*	 2001 *($ million)*
Principal activities				
Sales of electricity and its related income	**5,127**	4,871	**3,104**	2,948
Technical service fees	**29**	38	**11**	14
Unallocated and other items	**—**	—	**70**	—
	5,156	4,909	**3,185**	2,962
Interest income			**259**	291
Finance costs			**(261)**	(393)
Unallocated group expenses			**(14)**	(13)
Operating profit			**3,169**	2,847

Geographical locations of operations

	Turnover Six months ended 30th June **2002** *($ million)*	 2001 *($ million)*
Hong Kong	**5,144**	4,894
Rest of Asia, Middle East and Australia	**12**	15
	5,156	4,909

3. Operating Profit

	Six months ended 30th June	
	2002	2001
	($ million)	*($ million)*
Operating profit is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**366**	568
Less: interest capitalised to fixed assets	**(103)**	(171)
interest transferred to fuel cost	**(2)**	(4)
	261	393
Depreciation		
Depreciation charges for the period	**893**	822
Less: depreciation capitalised	**(78)**	(57)
	815	765
Net loss on disposal of fixed assets	**5**	17
Net realised gain on disposal of listed securities	**(54)**	—

4. Taxation

Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

5. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

6. Proposed Interim Dividend

After the balance sheet date, the interim dividend proposed by the Board of Directors is as follows:

	Six months ended 30th June	
	2002	2001
	($ million)	*($ million)*
Proposed interim dividend of 58 cents per share (2001: 56 cents per share)	**1,238**	1,195

7. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of $2,418 million (2001: $2,463 million) and on 2,134,261,654 shares (2001: 2,134,261,654 shares) in issue during the period.

8. Fixed Assets

During the period, additions to property, plant and equipment amounted to $1,596 million (2001: $1,411 million). Net book value of property, plant and equipment disposed amounted to $24 million (2001: $33 million).

9. Trade and Other Receivables

	At 30th June 2002 ***($ million)***	At 31st December 2001 *($ million)*
Demand Side Management account	**27**	15
Debtors (see note below)	**910**	671
	937	686

Debtors' ageing is analysed as follows:

	At 30th June 2002 ***($ million)***	At 31st December 2001 *($ million)*
Within 1 month	**679**	447
1 to 3 months overdue	**21**	23
More than 3 months overdue but less than 12 months overdue	**6**	8
Total trade debtors (see note below)	**706**	478
Deposits, prepayments and other receivables	**204**	193
	910	671

Electricity bills issued to domestic, small industrial and commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Bank Balances and Other Liquid Funds

	At 30th June 2002 (*$ million*)	At 31st December 2001 (*$ million*)
Time deposits	**164**	562
Cash at bank and in hand	**16**	18
	180	580

11. Trade and Other Payables

	At 30th June 2002 (*$ million*)	At 31st December 2001 (*$ million*)
Creditors (see note below)	**1,135**	1,769
Current portion of deferred creditors	**211**	211
	1,346	1,980

Creditors' ageing is analysed as follows:

	At 30th June 2002 (*$ million*)	At 31st December 2001 (*$ million*)
Due within 1 month	**306**	657
Due between 1 month and 3 months	**145**	591
Due between 3 months and 12 months	**522**	460
	973	1,708
Other payables	**162**	61
	1,135	1,769

12. Share Capital

	Number of Shares	At 30th June 2002 (*$ million*)	At 31st December 2001 (*$ million*)
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

13. Related Party Transactions

The Group had the following significant related party transactions during the period:

	Six months ended 30th June	
	2002	2001
	($ million)	*($ million)*
Purchases of coal	**49**	26
Purchase of electric appliances for private and public estates	**—**	1
Purchase of limestone powder	**3**	2
Purchase of assets	**15**	5
Consulting fee received/receivable for providing engineering consultancy services	**—**	(2)
Interest income	**(257)**	(273)

During the period, the related party transactions were conducted in accordance with the terms as disclosed in the latest published annual report.

14. Commitments

The Group's outstanding commitments not provided for in the accounts were as follows:

	At 30th June 2002 ***($ million)***	At 31st December 2001 *($ million)*
Contracted for:		
Capital expenditure	**2,478**	2,729
Investment in associate	**844**	847
	3,322	3,576
Authorised but not contracted for:		
Capital expenditure	**10,729**	11,765

15. Contingent Liabilities

At 30th June 2002, there were contingent liabilities as follows:

— The Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to $42 million (at 31st December 2001: $40 million).

— The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling $9,924 million (at 31st December 2001: $8,587 million) equivalent.

16. Post Balance Sheet Event

On 19th July 2002, CKI/HEI Electricity Distribution Two Pty Ltd. (the "Purchaser"), a company ultimately owned as to 50% by each of Hongkong Electric Holdings Limited ("HEH") and Cheung Kong Infrastructure Holdings Limited ("CKI"), entered into an agreement with AEP Resources Australia Holdings Pty Ltd. and American Electric Power Company, Inc. to purchase 100% of the shares of CitiPower I Pty Ltd. ("CitiPower") which is one of five electricity distributors and retailers in the State of Victoria, Australia. CitiPower's distribution network, which covers the central business district of Melbourne and its densely populated inner suburbs, has a very high density load and a diverse customer mix, including residential, commercial, manufacturing and industrial. The total consideration given by CKI and HEH for the shares of CitiPower will be A$1,555 million (approximately HK$6,749 million). The Purchaser has agreed with Origin Energy Electricity Limited ("Origin") to sell to Origin at completion the CitiPower electricity retail assets for an aggregate consideration of A$137 million (approximately HK$595 million). Therefore, the net enterprise value to CKI and HEH of the electricity distribution assets of CitiPower will be A$1,418 million (approximately HK$6,154 million).

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the current financial period's presentation, details of which are set out in note 1.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Audit Committee

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors.

Directors' Interests

At 30th June 2002, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

	Number of Shares of $1 each				
Name of Director	**Personal**	**Family**	**Corporate**	**Other**	**Total**
Victor Li Tzar-kuoi	—	151,000	—	829,599,612 *(Notes 1 & 2)*	829,750,612
Ronald Joseph Arculli	—	—	2,011	—	2,011
Francis Lee Lan-yee	739	—	—	—	739

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI"). Hutchison Whampoa Limited ("HWL") holds more than one-third of the issued share capital of CKI and certain subsidiaries of Cheung Kong (Holdings) Limited ("CKH") hold more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of CKH. All the issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing

Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi, his wife and two daughters, and Mr. Richard Li Tzar-kai. Mr. Victor Li Tzar-kuoi, as a Director of the Company, is deemed to be interested in such shares of the Company as held by the subsidiaries of CKI under the SDI Ordinance by virtue of his interests as described herein as discretionary beneficiary of such discretionary trusts.

(2) *Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SDI Ordinance.*

Save as disclosed herein, at 30th June 2002, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporation.

Substantial Shareholders' Interests

At 30th June 2002, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 10% or more of the issued share capital of the Company according to the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note (1) under Directors' Interests in accordance with the provisions of the SDI Ordinance.

(2) Li Ka-Shing Unity Holdings Limited is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of its owning more than one-third of the issued share capital of the trustees of The Li Ka-Shing Unity Trust and The Li Ka-Shing Unity Discretionary Trust.

(3) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of his owning more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited.

(4) Monitor Equities S.A. and Univest Equity S.A., both subsidiaries of Hyford Limited are taken to have an interest in 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance.


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited

香 港 電 燈 集 團 有 限 公 司

二零零二年中期報告

董事局主席報告

中期業績

二零零二年集團首六個月未經審核之綜合溢利，經扣除税項及作管制計劃調撥後，為港幣二十四億一千八百萬元，較去年同期減少百分之一點八。由於集團利息支出較去年同期大幅減少，集團香港業務之盈利由二十億二千六百萬元增加至二十二億五千二百萬元。惟集團海外業務盈利則由四億三千七百萬元減少至一億六千六百萬元，減幅更超逾以上增長。集團之澳洲業務繼續表現良好，並超越預期水平，是次盈利減少，乃由於集團於二零零一年上半年出售Powercor Australia Limited旗下之電力零售業務，獲取一次過特殊收益所致。

中期息

董事局宣佈派發中期息每股五角八分(二零零一年為五角六分)予二零零二年九月二十六日已登記在股東名冊之股份持有人。

本公司將於二零零二年九月十九日至二零零二年九月二十六日(首尾兩天包括在內)停止辦理過戶手續。凡擬收取中期息之人士，須於二零零二年九月十八日下午四時前向股權登記處辦理過戶手續。

業務

截至二零零二年六月三十日止之六個月，整體售電量較去年同期上升百分之一點四。期間，家庭售電量錄得百分之三點二增長。因經濟不景持續，商業售電量只增長百分之一點四；而工業售電量則下降百分之五點二。

擴建南丫發電廠的地盤平整工程取得良好進展，海堤的建築工程亦已接近完工階段。首台三百兆瓦發電機組的打樁工程經已展開，上層建築亦計劃於十二月開始施工。雖然時間緊逼但整體工程仍如期進行。

將現有兩台燃氣輪機改裝成連合循環式機組的工程已於六月一日完工，利用回收餘熱，在無需耗用額外燃料的情況下，多生產一百一十五兆瓦電力，燃料效率的提升將令客戶受惠。

集團與長江基建集團有限公司(長江基建)持有相同權益之Powercor Australia Limited及ETSA Utilities繼續表現良好。在當地監管架構下，有關業務的營運為集團帶來十分可靠的現金收益及盈利。

為貫徹集團之策略，選擇性投資於風險在可接受水平而回報穩定的電力有關項目，集團聯同長江基建於二零零二年七月十九日，以澳幣十四億一千八百萬元(約港幣六十二億元)收購CitiPower I Pty Ltd.(CitiPower)。CitiPower為墨爾本受監管的專營配電商，服務當地商業中心區及人煙稠密的市郊一帶。此項收購預期於二零零二年八月三十一日或之前完成有關程序。交易完成後，集團與長江基建將以相同權益持有澳洲最大配電業務，客戶總數超逾一百六十五萬。

展望

由於部份主要建築物及物業項目的工程進度有所放緩，商業售電量在今年首半年只錄得百分之一點四的增幅。但家庭售電量則上升百分之三點二，印證電力需求仍將符合集團對有關數據的長遠預測而繼續上升。

集團在提高營運效率及生產力的同時，將繼續投資改善及擴建輸配電系統，以維持百分之九十九點九九九的供電可靠程度，確保香港作為世界級城市及主要金融及商業中心的地位。

最近公佈收購澳洲墨爾本CitiPower貫徹集團進一步擴展其海外業務。集團將繼續在可獲取高盈利而風險在可接受水平的國家和市場物色投資電力有關業務的機會。

主席
麥理思

香港，二零零二年八月八日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣十五億九千六百萬元，該資本開支主要以營運現金及銀行貸款支付。於二零零二年六月三十日，集團向外貸款總額為港幣一百五十六億五千九百萬元(於二零零一年十二月三十一日為港幣一百四十三億三千八百萬元)，包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務証券。此外，集團已承擔但未動用之信貸總額為港幣四十二億五千三百萬元(於二零零一年十二月三十一日為港幣五十七億四千四百萬元)。於二零零二年六月三十日，集團之資本負債比率(淨負債/股東資金)為百分之四十六(於二零零一年十二月三十一日為百分之四十一)。

庫務政策及資本結構

集團繼續確保以不同種類而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來業務發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

於二零零二年六月三十日，集團向外貸款為港幣一百五十六億五千九百萬元，其結構如下：

(一) 百分之七十以港元為單位或透過外匯對沖為港元及百分之二十九以澳元為單位；

(二) 百分之六十五為銀行貸款，百分之二十七為資本市場工具及百分之八為供應商信貸；

(三) 百分之八十二貸款償還期為二至五年而百分之九貸款償還期超越五年；

(四) 百分之七十七為定息或上限息類別。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零二年六月三十日，集團超過百分之九十九之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團繼續將大部份的債項組合維持為定息債務以管理利率風險。集團藉著直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。於二零零二年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百四十二億四千四百萬元(於二零零一年十二月三十一日為港幣一百四十億三千四百萬元)。

或有債務

於二零零二年六月三十日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千二百萬元(於二零零一年十二月三十一日為港幣四千萬元)。

於二零零二年六月三十日，本公司就附屬公司之銀行及其他借款和附屬公司的財務承擔合共港幣等值九十九億二千四百萬元(於二零零一年十二月三十一日為港幣八十五億八千七百萬元)而作出擔保及反賠償保證。在該或有債務中，港幣九十億七千五百萬元已顯示在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零二年六月三十日止之六個月期內，除董事酬金外，集團對員工的薪酬總支出達港幣五億三千四百萬元(二零零一年為港幣五億四千二百萬元)。於二零零二年六月三十日，集團長期僱員人數為二千二百八十六名(二零零一年為二千三百四十二名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

未經審核綜合損益表

截至二零零二年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
營業額	二	**5,156**	4,909
直接成本		**(1,798)**	(1,750)
		3,358	3,159
其他收入及收益淨額		**342**	308
其他營運成本		**(270)**	(227)
財務成本		**(261)**	(393)
經營溢利	三	**3,169**	2,847
所佔聯營公司之損益		**99**	346
除稅前溢利		**3,268**	3,193
稅項:	四		
本公司及其附屬公司 — 香港		**(405)**	(305)
聯營公司 — 海外		**(25)**	—
除稅後溢利		**2,838**	2,888
管制計劃調撥撥入：	五		
發展基金		**(417)**	(417)
減費儲備		**(3)**	(8)
		(420)	(425)
股東應得溢利			
香港業務		**2,252**	2,026
海外業務		**166**	437
總數		**2,418**	2,463
擬派中期股息	六	**1,238**	1,195
每股溢利	七	**113 分**	115 分
每股擬派中期股息	六	**58 分**	56 分

載於第九頁至第十五頁之賬項附註為本賬項之一部份。

綜合資產負債表

於二零零二年六月三十日

	附註	(未經審核) 二零零二年 六月三十日 (港幣百萬元計)	(經審核) 二零零一年 十二月三十一日 (港幣百萬元計)
資產			
非流動資產			
固定資產			
—物業、機器及設備		**38,929**	39,360
—在建造中資產		**5,705**	4,595
	八	**44,634**	43,955
聯營公司權益		**5,424**	4,836
證券投資		**295**	393
		50,353	49,184
流動資產			
存貨		**431**	440
應收營業及其他賬項	九	**937**	686
燃料價條款賬		**1,229**	1,216
銀行結存及其他流動資金	十	**180**	580
		2,777	2,922
流動負債			
應付營業及其他賬項	十一	**(1,346)**	(1,980)
銀行透支 — 無抵押		**(5)**	(7)
銀行貸款流動部份及其他貸款		**(1,267)**	(731)
税項		**(494)**	(792)
		(3,112)	(3,510)
流動負債淨額		**(335)**	(588)
總資產減流動負債		**50,018**	48,596
非流動負債			
計息貸款		**(13,098)**	(12,205)
遞延應付賬項		**(1,078)**	(1,184)
客戶按金		**(1,328)**	(1,302)
		(15,504)	(14,691)
減費儲備		**(7)**	(9)
發展基金		**(555)**	(138)
資產淨值		**33,952**	33,758
資本及儲備			
股本	十二	**2,134**	2,134
儲備		**31,818**	31,624
		33,952	33,758

載於第九頁至第十五頁之賬項附註為本賬項之一部份。

未經審核簡明綜合現金流量表

截至二零零二年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零二年 *(港幣百萬元計)*	二零零一年 *(港幣百萬元計)*
來自業務活動之淨現金流入	**2,826**	3,070
來自投資活動之淨現金(流出)／流入	**(1,887)**	410
融資活動前之淨現金流入	**939**	3,480
來自融資活動之淨現金流出	**(1,337)**	(3,715)
現金及現金等值項目之減少	**(398)**	(235)
期初之現金及現金等值項目	**573**	739
期末之現金及現金等值項目	**175**	504
現金及現金等值結存分析		
銀行結存及其他流動資金	**180**	509
銀行透支—無抵押	**(5)**	(5)
	175	504

載於第九頁至第十五頁之賬項附註為本賬項之一部份。

未經審核綜合權益變動報表

截至二零零二年六月三十日止之六個月

(港幣百萬元計)	股本	股本溢價	匯兑儲備	收益儲備	擬派股息	總數
二零零二年一月一日	2,134	4,476	1	24,863	2,284	33,758
換算下列各項的匯兑差額：						
— 海外附屬公司	—	—	17	—	—	17
— 海外聯營公司	—	—	43	—	—	43
未確認在損益賬的淨收益	—	—	60	—	—	60
已核準並派發之上年度末期股息	—	—	—	—	(2,284)	(2,284)
本期溢利	—	—	—	2,418	—	2,418
擬派中期股息（參閱附註六）	—	—	—	(1,238)	1,238	—
二零零二年六月三十日	2,134	4,476	61	26,043	1,238	33,952
二零零一年一月一日	2,134	4,476	—	21,835	2,080	30,525
已核準並派發之上年度末期股息	—	—	—	—	(2,080)	(2,080)
本期溢利	—	—	—	2,463	—	2,463
擬派中期股息（參閱附註六）	—	—	—	(1,195)	1,195	—
二零零一年六月三十日	2,134	4,476	—	23,103	1,195	30,908

載於第九頁至第十五頁之賬項附註為本賬項之一部份。

未經審核中期財務報告附註

(以港幣顯示)

一. **編製的基準**

本中期財務報告乃未經審核，但已由審計委員會作出審閱。

本集團之中期財務報告乃根據香港聯合交易所有限公司證券上市規則附錄十六及香港會計師公會所頒佈之會計實務準則(「會計準則」)第二十五號「中期財務報告」之有關要求所編製而成。

本中期財務報告所採用之會計政策與編製二零零一年全年財務報表所用者相同，惟本集團採用已於二零零二年一月一日生效之全新及經修訂會計準則，以下是該全新及經修訂之會計政策及呈報形式。

根據新訂會計準則第三十四號「僱員福利」，本集團按員工在本期及前期之服務，估計員工以服務換取應得的未來福利數額，將該福利數額貼現以確定其現值，及減去所有退休計劃資產的公平價值，分別計算出每一個界定福利退休計劃之淨負債。該貼現率是指優質的公司債券於資產負債表日的收益率，這些公司債券的到期日接近本集團的負債條件。該負債乃由專業精算師採用「預計單位基數法」計算。在前期，精算師以「已達年齡法」為這些界定福利退休計劃進行估值。提供此等福利之成本，當產生時隨即計入損益賬內。因這項會計政策之改變所產生的過渡性淨負債並不重大。董事局認為該數額對本集團之業績及資產淨值沒有重大影響，故沒有將前期數字作出調整。

根據經修訂之會計準則第一號「財務報表呈報形式」，權益變動報表取代已確認損益報表。

根據經修訂之會計準則第十五號「現金流量表」，重新將現金流量分為業務活動、投資活動及融資活動三大類。

二. 分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額		經營溢利	
	截至六月三十日止之六個月		截至六月三十日止之六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	(百萬元計)	(百萬元計)	(百萬元計)	(百萬元計)
主要業務				
電力銷售及電力有關收入	**5,127**	4,871	**3,104**	2,948
技術服務收入	**29**	38	**11**	14
未分配及其他項目	**—**	—	**70**	—
	5,156	4,909	**3,185**	2,962
利息收入			**259**	291
財務成本			**(261)**	(393)
未分配的集團支出			**(14)**	(13)
經營溢利			**3,169**	2,847

經營地區

	營業額	
	截至六月三十日止之六個月	
	二零零二年	二零零一年
	(百萬元計)	(百萬元計)
香港	**5,144**	4,894
其他亞洲國家、中東和澳洲	**12**	15
	5,156	4,909

三. 經營溢利

	截至六月三十日止之六個月	
	二零零二年	二零零一年
	(百萬元計)	(百萬元計)
經營溢利已扣除/(計入)下列項目:		
財務成本		
貸款利息	**366**	568
減去:轉作固定資產之利息	**(103)**	(171)
轉作燃料成本之利息	**(2)**	(4)
	261	393
折舊		
期內之折舊費用	**893**	822
減去:折舊資本化	**(78)**	(57)
	815	765
變賣固定資產淨虧損	**5**	17
變賣上市證券已實現收益淨額	**(54)**	—

四. 稅項

香港利得稅準備乃按照期內估計應課稅溢利以稅率百分之十六(二零零一年為百分之十六)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

五. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

六. 擬派中期股息

在資產負債表日後,董事局擬派中期股息如下:

	截至六月三十日止之六個月	
	二零零二年	二零零一年
	(百萬元計)	(百萬元計)
擬派中期股息每股五角八分 (二零零一年為每股五角六分)	**1,238**	1,195

七. 每股溢利

每股溢利乃按照股東應得溢利二十四億一千八百萬元(二零零一年為二十四億六千三百萬元)及本期內已發行股數2,134,261,654股(二零零一年為2,134,261,654股)計算。

八. 固定資產

本集團於期內增加的物業、機器及設備為十五億九千六百萬元(二零零一年為十四億一千一百萬元)。而變賣的物業、機器及設備,其賬面淨值為二千四百萬元(二零零一年為三千三百萬元)。

九. 應收營業及其他賬項

	二零零二年六月三十日 *(百萬元計)*	二零零一年十二月三十一日 *(百萬元計)*
電力需求管理賬	**27**	15
應收賬項(參閱下列附註)	**910**	671
	937	686

應收賬項賬齡分析如下:

少於一個月	**679**	447
一至三個月過期未付	**21**	23
超過三個月但少於十二個月過期未付	**6**	8
總應收營業賬項(參閱下列附註)	**706**	478
定金、預付款項及其他應收賬項	**204**	193
	910	671

發給家庭、小型工業和商業及雜項供電客戶的電費賬單,收到時已到期,須立即繳付。發給最高負荷供電客戶的賬單,將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬,則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 銀行結存及其他流動資金

	二零零二年六月三十日（百萬元計）	二零零一年十二月三十一日（百萬元計）
定期存款	**164**	562
銀行存款及現金	**16**	18
	180	580

十一. 應付營業及其他賬項

	二零零二年六月三十日（百萬元計）	二零零一年十二月三十一日（百萬元計）
應付賬項（參閱下列附註）	**1,135**	1,769
遞延應付賬項流動部份	**211**	211
	1,346	1,980

應付賬項賬齡分析如下：

	二零零二年六月三十日（百萬元計）	二零零一年十二月三十一日（百萬元計）
一個月內到期	**306**	657
一個月至三個月內到期	**145**	591
三個月至十二個月內到期	**522**	460
	973	1,708
其他應付賬項	**162**	61
	1,135	1,769

十二. 股本

	股數	二零零二年六月三十日（百萬元計）	二零零一年十二月三十一日（百萬元計）
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

十三. 有關連人士交易

本集團在期內有以下主要有關連人士交易：

	截至六月三十日止之六個月	
	二零零二年 (百萬元計)	二零零一年 (百萬元計)
購買燃煤	**49**	26
購買電器設備給予私人及公共屋邨	**—**	1
購買石灰石粉	**3**	2
購買資產	**15**	5
已收或未收工程顧問服務費	**—**	(2)
利息收入	**(257)**	(273)

在期內之有關連人士交易乃根據最近公佈之年報內披露的條款進行。

十四. 承擔

本集團之未償付而又未在賬項內提撥準備的承擔如下：

	二零零二年 六月三十日 (百萬元計)	二零零一年 十二月三十一日 (百萬元計)
已簽約：		
資本支出	**2,478**	2,729
聯營公司的投資	**844**	847
	3,322	3,576
已批准但未簽約：		
資本支出	**10,729**	11,765

十五. 或有債務

於二零零二年六月三十日，本公司有下列之或有債務：

— 本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共四千二百萬元(於二零零一年十二月三十一日為四千萬元)。

— 本公司就附屬公司之銀行及其他借款和附屬公司的財務承擔合共等值九十九億二千四百萬元(於二零零一年十二月三十一日為八十五億八千七百萬元)而作出擔保及反賠償保證。

十六. 資產負債表日後事項

於二零零二年七月十九日，香港電燈集團有限公司(「港燈」)與長江基建集團有限公司(「長建」)各自最終擁有百分之五十權益之CKI/HEI Electricity Distribution Two Pty Ltd.(「買方」)與AEP Resources Australia Holdings Pty Ltd.及American Electric Power Company, Inc.訂立協議，購入CitiPower I Pty Ltd.(「CitiPower」)全部股份。CitiPower乃澳洲維多利亞省五間配電及電力零售商之一。CitiPower配電網覆蓋墨爾本商業中心區及其人口稠密之近郊地區，電荷載密集度極高，客戶層面廣泛，包括商住、製造業及工業用戶。長建與港燈就CitiPower股份所支付代價將合共澳幣十五億五千五百萬元(約港幣六十七億四千九百萬元)。買方與Origin Energy Electricity Limited(「Origin」)協定於交易完成時以代價合共澳幣一億三千七百萬元(約港幣五億九千五百萬元)出售CitiPower電力零售資產予Origin。因此，CitiPower配電資產對於長建與港燈之企業淨值將為澳幣十四億一千八百萬元(約港幣六十一億五千四百萬元)。

十七. 比較數字

為配合本期財務報告之呈報形式之需要，若干比較數字已作適當調整，有關詳情載於附註一。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司於本中期報告所包括會計期間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

審計委員會

董事局按最佳應用守則已於一九九九年一月一日成立審計委員會，負責檢討及監管公司的財政報告及內部監控制度。審計委員會由三名獨立非執行董事所組成。

董事權益

按照證券（公開權益）條例第二十九條而存放之登記冊所記錄，本公司各董事於二零零二年六月三十日持有本公司及其相聯公司之股份權益如下：

	持有本公司每股一元股份數目				
董事姓名	**個人**	**家族**	**公司**	**其他**	**總數**
李澤鉅先生	—	151,000	—	829,599,612 *(附註一及二)*	829,750,612
夏佳理先生	—	—	2,011	—	2,011
李蘭意先生	739	—	—	—	739

附註：

(一) 該等股份由長江基建集團有限公司（「長江基建」）之附屬公司所持有。和記黃埔有限公司（「和黃」）持有長江基建三分一以上之發行股本，而長江實業（集團）有限公司（「長實」）若干附屬公司持有和黃三分一以上之已發行股本。Li Ka-Shing Unity Trustee Company Limited 及其控制的公司以 The Li Ka-Shing Unity Trust（「LKS Unity Trust」）信託人身份持有長實三分一以上之已發行股本。LKS Unity Trust 所有現已發行之信託單位由 Li Ka-Shing Unity Trustee

Corporation Limited以 The Li Ka-Shing Unity Discretionary Trust信託人身份及另一全權信託之信託人持有。該等全權信託之可能受益人包括李嘉誠先生、李澤鉅先生、其妻子和兩名女兒，及李澤楷先生。李澤鉅先生為本公司董事，由於作為該等全權信託之可能受益人身份而被視作持有上述股份，亦被視作持有長江基建之附屬公司所持有的本公司股份。

(二) *李澤鉅先生按附註(一)所述被視作持有該等股份，又身為本公司董事，故亦根據證券(公開權益)條例被視作持有本公司附屬及聯營公司之股份權益。*

除於此公開者外，於二零零二年六月三十日，並無任何一位董事持有本公司或其任何相聯公司之股份權益或債務證券。

主要股東權益

除上述公開之董事權益外，於二零零二年六月三十日，根據證券(公開權益)條例第十六(一)條而存放之登記冊之記錄及本公司所收到之資料，以下為持有本公司已發行股本百分之十或以上股份權益之公司或人士：

(一) Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身份、長江實業(集團)有限公司、和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings有限公司、長江基建集團有限公司及其附屬公司Hyford有限公司各根據證券(公開權益)條例，均被視作持有上述董事權益附註(一)所指之829,599,612股本公司股份。

(二) Li Ka-Shing Unity Holdings Limited透過持有The Li Ka-Shing Unity Trust 和The Li Ka-Shing Unity Discretionary Trust信託人三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(三) 李嘉誠先生透過持有Li Ka-Shing Unity Holdings Limited三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612股。

(四) Hyford有限公司之附屬公司Monitor Equities S.A.及Univest Equity S.A.根據證券(公開權益)條例被視作分別持有287,211,674股及279,011,102股，而該等股份已包括在上述之829,599,612股內。



Companies Registry
公司註冊處

03 JUN -2 7:21

COPY

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☒ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

收件日期 RECEIVED
22-10-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 46996

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of Residential Address	21	10	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Holger KLUGE

Name / New Name 姓名／新姓名: Surname 姓氏 — Other names 名字 —

Alias (if any) 別名（如有的話）: —

Previous Names 前用姓名: —

Address 地址: 33 Delisle Avenue, Suite 509, Toronto, Ont. M4V 3C7, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
—	—

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
VG355894	Canada

This Notification includes — Continuation Sheet A and — Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Lillian Wong) Date 日期：22.10.2002

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Hongkong Electric Holdings Limited (the "Company") is, in accordance with note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to ascertain the wishes of its shareholders as to which language version of Corporate Communication of the Company they wish to receive in the future.

INTRODUCTION

On 15th February, 2002, amendments to the Listing Rules have been effected to allow listed issuers to send Corporate Communication to members and holders of their listed securities in the English language only, or the Chinese language only, or both the English and Chinese languages, subject to certain adequate arrangements being made.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company is sending today a letter together with a pre-paid reply form, prepared in English and Chinese, to its shareholders to enable them to select whether to receive in the future either an English or Chinese or both versions of its Corporate Communication (the "First Letter"). The First Letter will explain that if no reply is received from the shareholders by the deadline date indicated therein (the deadline date indicated in the First Letter sent to shareholders today is 12th March, 2003), the following arrangements will apply, where applicable:
   - the Chinese language version of the Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name; and
   - the English language version of the Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address as appeared in the register of members.

   To ascertain the choice of its future new shareholders, the Company will send them the First Letter as soon as practicable after their names have been registered in the Company's register of members.

   Shareholders have the right at any time in writing to the Company at its registered office, 44 Kennedy Road, Hong Kong or to the Company's share registrar, Computershare Hong Kong Investor Services Ltd. at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong to change their choice of language of the Corporate Communication.
2. The Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive the Corporate Communication in the other (or both) language(s).
3. When each Corporate Communication is sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter together with a pre-paid request slip (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that the Corporate Communication prepared in the other language will be available upon request.
4. The Corporate Communication in both English and Chinese versions and in accessible format will be available on the Company's website (http://www.hec.com.hk) and a soft copy in electronic format of each Corporate Communication in both languages will be filed with The Stock Exchange of Hong Kong Limited on the same day as such Corporate Communication is sent to shareholders.
5. The Company is providing a dial-up hotline service (Tel: (852) 2862 8633) to enable shareholders to make enquiry of the Company's proposed arrangements.
6. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company's website and that the dial-up hotline has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communication"	any document issued or to be issued by the Company for the information or action of holders of any of its securities as defined in the definition in Rule 1.01 of the Listing Rules.
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 10th February, 2003

香港聯合交易所有限公司對本通告內容概不負責，對其準確性及完整性亦不發表任何聲明，並明確表示概不會就本通告的全部或部分內容而產生或因倚賴該等內容而引致之任何損失承擔責任。


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
(於香港註冊成立的有限公司)

香港電燈集團有限公司(「本公司」)根據上市規則第2.07B(2)條附註(8)作出適當安排，以確定股東將來收取本公司通訊所屬意的語言版本。

引言

根據二零零二年二月十五日生效之上市規則修訂，上市發行人可在作出若干適當安排後，每次根據每名股東及證券持有人表明的意願，只向他們寄發英文本或中文本的公司通訊，又或同時寄發中、英文本的公司通訊。

建議安排

根據上市規則第2.07B(2)條，本公司已作出或將作出以下安排：

1. 本公司於今天向股東發出中、英文本的信函(內附已預付郵費的回條)，讓其選擇日後收取中文或英文，又或二者兼選的所有公司通訊(「函件一」)。函件一將說明，如在指定截止日期前尚未收到股東的回覆指示(今天向股東發出的信函中所指定之截止日期為二零零三年三月十二日)，本公司將作出以下安排：
   - 香港股東中所有具中文姓名的個人股東，概將收到中文本的公司通訊；及
   - 所有海外股東，以及香港股東中並非具中文姓名的個人股東，則概將收到英文本的公司通訊。

   至於股東屬香港或海外股東，則概以其在本公司股東名冊的地址為準。

   為確定未來新股東之選擇，本公司將於其名字被列入本公司股東名冊後，盡快向其寄發函件一。

   股東有權在任何時間以書面通知本公司，地址為香港堅尼地道44號，或本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1901至1905室，更改公司通訊語言版本的選擇。
2. 本公司將根據作出了語言選擇的股東的意願，向其寄發有關語言版本的公司通訊，除非及直至其以書面通知本公司擬收取另外一種語言版本的公司通訊(或擬同時收取兩種語言版本)為止。
3. 每次根據上文第1及第2段所載安排寄出公司通訊時，所寄發的公司通訊將隨附中、英文本的信函(「函件二」)(並隨附已預付郵費的索取回條)或在公司通訊的顯眼處加印明示，說明收件人可要求收取多一份不同語言版本的公司通訊。
4. 本公司將以可供查索的格式，在其網頁(http://www.hec.com.hk)登載有關公司通訊的中、英文本，並會在每次向股東寄發公司通訊後，即日將有關公司通訊兩種語言版本的電子格式檔案送交香港聯合交易所有限公司存檔。
5. 本公司將提供電話熱線(852) 2862 8633，讓股東可查詢有關本公司的建議安排。
6. 函件一及函件二將提及上文第4及第5段所載安排，即兩種語言版本的公司通訊可於本公司網頁查閱，以及備有電話查詢熱線。

釋義

在本通告內，除文意另有所指外，下列詞語的意義如下：

「公司通訊」	指	根據上市規則第1.01條定義所載，本公司發出或將予發出以供其任何證券的持有人參照或採取行動的任何文件
「上市規則」	指	香港聯合交易所有限公司證券上市規則

承董事會命
公司秘書
黃莉華

香港，二零零三年二月十日

(27)

03 JUN -2 AM 7:21


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

10th February, 2003

Dear shareholder,

As you may be aware, The Stock Exchange of Hong Kong Limited has introduced rules that enable listed companies to provide to shareholders, at their choice, corporate communication (i) in printed form or by electronic means and (ii) in English only, or in Chinese only or in both English and Chinese. Corporate communication ("Corporate Communication") includes annual report, summary financial report (where applicable), interim report, notices of meetings and circulars.

We now write to ascertain from you as to whether in the future, you wish to receive our Corporate Communication in printed form or through our website (http://www.hec.com.hk), and if the former, whether you wish to receive the English version only, the Chinese version only or both the English and the Chinese versions.

For the purposes of cost saving and environmental protection, we encourage you to access our Corporate Communication which will be available in both English and Chinese through our website. If this means is chosen, a notification of publication of the Corporate Communication on the Company's website, subject to your selection, will be either sent to you in printed version or made available on the Company's website. If printed form is chosen, we would ask that you advise us as to your language choice. Please note that you are entitled to change your choice of language and means of receipt at any time by writing us at our registered office, 44 Kennedy Road, Hong Kong or our Share Registrar, Computershare Hong Kong Investor Services Ltd. at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Please complete the enclosed Reply Form and sign and return it on or before 12th March, 2003 to our Share Registrar in the pre-paid addressed envelope provided. If we do not receive your Reply Form by 12th March, 2003, the Chinese version of future Corporate Communication will be sent to all natural person shareholders with a Chinese name using a Hong Kong address and the English version will be sent to all other shareholders.

Should you have any queries relating to this letter, please contact our Share Registrar via telephone at (852) 2862 8633.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
Lillian Wong
Company Secretary

REPLY FORM

To: Hongkong Electric Holdings Limited (the "Company")
c/o Share Registrar
Computershare Hong Kong Investor Services Ltd.
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Please tick only ONE box:

I/We prefer to receive future Corporate Communication of the Company in the manner as indicated below:—

(a)	☐	To receive the **printed English version** only.
(b)	☐	To receive the **printed Chinese version** only.
(c)	☐	To receive both the **printed English and Chinese versions**.
(d)	☐	To rely on copies posted **on the Company's website** in lieu of any or all of the printed copies referred to in (a) to (c) above **and to receive a printed copy of the relevant notification of the publication of the Corporate Communication on the Company's website (the "Notice")**.
(e)	☐	To rely on copies posted **on the Company's website** in lieu of any or all of the printed copies referred to in (a) to (c) above **and to rely on the Notice posted on the Company's website** in lieu of receiving a printed copy.

Signature ____________________

Shareholder's Name ____________________

Date ____________________

Contact telephone number ____________________

Note: Please note that you are entitled to change your choice of language and means of receiving Corporate Communication at any time by notifying the Company or the Share Registrar in writing.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

敬啟者：

閣下或已知悉，香港聯合交易所有限公司已訂立規則，容許上市公司以下列方式向股東提供公司通訊（由股東選擇）：(i) 以印刷方式或電子方式及 (ii) 僅提供英文版本、或僅提供中文版本，或同時提供中英文版本。公司通訊（「公司通訊」）包括年報、財務摘要報告（如適用）、中期報告、會議通告及通函。

本公司現謹致函閣下，確定閣下將來打算選擇以印刷方式或通過本公司網址 (http://www.hec.com.hk) 收取公司通訊；而若為前者，則選擇僅收取英文版本、僅收取中文版本，或同時收取中英文版本。

為節省成本及支持環保，本公司鼓勵閣下通過本公司網址閱覽公司通訊，而公司通訊將同時有中英文版本供閣下閱覽。假若閣下選擇此種方式，閣下將可揀選收取有關公司通訊已在本公司網頁登載之通知印刷本，或瀏覽登載於本公司網頁之有關通知。假若閣下選擇印刷本，則請閣下示知所選擇之語文版本。請注意閣下有權隨時以書面方式通知本公司，地址為香港堅尼地道44號，或本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心 1901至1905室，更改所選擇之語文版本及收取通訊之方式。

請閣下填妥隨附之回覆表格，簽署後以隨附之預付郵資及印妥地址之信封於二零零三年三月十二日或之前寄回至本公司股份過戶登記處。假若本公司於二零零三年三月十二日尚未收到閣下之回覆表格，則具有中文姓氏並以香港地址登記之個人股東將會收到將來之公司通訊之中文版本，而所有其他股東均會收到英文版本。

閣下如對本函有任何疑問，請致電 (852) 2862 8633向本公司股份過戶登記處查詢。

此致

各位股東

香港電燈集團有限公司
公司秘書
黃莉華 謹啟

二零零三年二月十日

回覆表格

致： 香港電燈集團有限公司
經股份過戶登記處
香港中央證券登記有限公司轉交
香港皇后大道東183號
合和中心19樓
1901至1905室

請僅在下列一個方格中加上「✓」號：

本人／吾等選擇以下列方式收取將來之公司通訊：

(a) ☐ 僅收取**英文版之印刷本**。

(b) ☐ 僅收取**中文版之印刷本**。

(c) ☐ 收取**英文及中文版之印刷本**。

(d) ☐ 依賴**網上版本**，代替以上(a)至(c)所述之任何印刷本，**並收取有關公司通訊已在公司網頁登載之通知(「有關通知」)印刷本**。

(e) ☐ 依賴**網上版本**，代替以上(a)至(c)所述之任何印刷本，**並依賴於公司網頁登載之有關通知**，代替收取有關通知之印刷本。

簽署 ______________________

股東姓名 ______________________

日期 ______________________

聯絡電話 ______________________

注意： 閣下有權隨時以書面通知本公司或股份過戶登記處，更改閣下選擇收取公司通訊之版本及收取方式。

03 JUN -2 AM 7:21

28


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2002

	Note	2002 (HK$ million)	2001 (HK$ million)
Turnover		11,605	10,867
Direct costs		(3,728)	(3,663)
		7,877	7,204
Other revenue and net income		878	663
Other operating costs		(513)	(457)
Finance costs		(565)	(695)
Operating profit	2	7,677	6,715
Share of results of associates		163	472
Profit before taxation		7,840	7,187
Taxation	3	(1,001)	(776)
Profit after taxation		6,839	6,411
Scheme of Control transfers (To)/From:			
Development Fund		(1)	111
Rate Reduction Reserve		(11)	(15)
		(12)	96
Profit attributable to shareholders			
Local activities		6,473	5,889
Overseas activities		354	618
Total		6,827	6,507
Dividends:			
Interim dividend paid		1,238	1,195
Proposed final dividend		2,412	2,284
		3,650	3,479
Earnings per share	4	$3.20	$3.05
Dividends per share		$1.71	$1.63

Notes:

(1) Segment Information

(a) Business Segments
For the year ended 31st December

(HK$ million)	Sales of Electricity 2002	Sales of Electricity 2001	Infrastructure Investments 2002	Infrastructure Investments 2001	Unallocated & Other Items 2002	Unallocated & Other Items 2001	Consolidated 2002	Consolidated 2001
REVENUE								
Group turnover	11,525	10,791	—	—	80	76	11,605	10,867
Other revenue	51	23	—	—	218	85	269	108
Segment revenue	11,576	10,814	—	—	298	161	11,874	10,975
RESULT								
Segment result	7,309	6,754	—	—	324	101	7,633	6,855
Interest income	—	—	605	534	4	21	609	555
Finance costs	(196)	(359)	(369)	(336)	—	—	(565)	(695)
Operating profit	7,113	6,395	236	198	328	122	7,677	6,715
Share of results of associates	—	—	158	469	5	3	163	472
Profit before taxation	7,113	6,395	394	667	333	125	7,840	7,187
Taxation	(964)	(726)	(30)	(49)	(7)	(1)	(1,001)	(776)
Profit after taxation	6,149	5,669	364	618	326	124	6,839	6,411
Scheme of Control transfers	(12)	96	—	—	—	—	(12)	96
Profit attributable to shareholders	6,137	5,765	364	618	326	124	6,827	6,507

(b) Geographical Segments
For the year ended 31st December

(HK$ million)	Hong Kong 2002	Hong Kong 2001	Australia 2002	Australia 2001	Unallocated & Other Items 2002	Unallocated & Other Items 2001	Consolidated 2002	Consolidated 2001
REVENUE								
Group turnover	11,583	10,835	3	1	19	31	11,605	10,867
Other revenue	267	108	—	—	2	—	269	108
Segment revenue	11,850	10,943	3	1	21	31	11,874	10,975
RESULT								
Segment result	7,643	6,855	1	—	(11)	—	7,633	6,855
Interest income	4	21	605	534	—	—	609	555
Finance costs	(196)	(359)	(369)	(336)	—	—	(565)	(695)
Operating profit	7,451	6,517	237	198	(11)	—	7,677	6,715
Share of results of associates	5	3	158	469	—	—	163	472
Profit before taxation	7,456	6,520	395	667	(11)	—	7,840	7,187
Taxation	(971)	(727)	(30)	(49)	—	—	(1,001)	(776)
Profit after taxation	6,485	5,793	365	618	(11)	—	6,839	6,411
Scheme of Control transfers	(12)	96	—	—	—	—	(12)	96
Profit attributable to shareholders	6,473	5,889	365	618	(11)	—	6,827	6,507

(2) Operating profit
Operating profit is shown after charging/(crediting):

	2002 (HK$ million)	2001 (HK$ million)
Depreciation	1,467	1,567
Net realised and unrealised gains on other investments carried at fair value	(229)	(77)

(3) Taxation

	2002 (HK$ million)	2001 (HK$ million)
The Company and its subsidiaries — Hong Kong	970	727
Associates — Hong Kong	1	—
— overseas	30	49
	1,001	776

Hong Kong profits tax has been provided for at the rate of 16% (2001 : 16%) based on the assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(4) The calculation of earnings per share is based on profit attributable to shareholders of HK$6,827 million (2001 : HK$6,507 million) and 2,134,261,654 shares in issue throughout the year (2001 : 2,134,261,654 shares).

(5) Certain comparative figures have been reclassified to conform to the current year's presentation.

(6) A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") will be published on both the Company's website (www.hec.com.hk) and the Exchange's website (www.hkex.com.hk) in due course.

Book Closure

The Register of Members will be closed from Thursday, 8th May 2003 to Thursday, 15th May 2003 both days inclusive. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, should be lodged with the Registrars by 4:00 p.m. on Wednesday, 7th May 2003.

CHAIRMAN'S STATEMENT

Hongkong Electric performed steadily in 2002 despite challenging economic conditions both locally and overseas. Earnings from the core business in Hong Kong continued to show steady growth, reflecting rigid cost controls, improvements in productivity, and a disciplined approach to capital investment. The Company maintained the exceptionally high 99.999% level of reliability around the clock for a seventh consecutive year as we continued to develop our power generation and distribution network to meet the standards expected of a world-class city. Our growing Australian operations, recently expanded with the acquisition of a 50% interest in CitiPower, overcame unusually mild temperatures to post earnings above expectations.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2002 was HK$6,827 million (2001:HK$6,507 million), including profits from the Group's overseas activities of HK$354 million (2001:HK$618 million, which included the exceptional one-off gain of HK$344 million arising from the sale of the retail division of Powercor Australia Limited), and realised and unrealised gains on other listed investments of HK$229 million.

Final Dividend

The Directors will recommend a final dividend of HK$1.13 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.71 per share for the year (2001: HK$1.63).

Hong Kong Operations

We continue our commitment to provide a cost-efficient electricity supply that is among the most reliable in the world. During the year, the transmission and distribution network was enhanced through the completion of infrastructure projects and maintenance work. The first 22kV zone substation was commissioned at Tamar, which will set the trend for even greater distribution efficiency. In all, 67 new distribution substations were added, bringing the total number in service to 3,487.

The conversion of two existing gas turbines into a combined cycle unit was completed on 1st June, generating an additional 115 MW of power with the same fuel input by recovering waste heat energy, resulting in benefits to customers and the environment.

In line with Hongkong Electric's prudent development policy, the Company has taken the initiative to defer the commissioning of the first 300 MW generating unit of the Lamma Power Station Extension by one year from 2004 to 2005, because of lower than expected maximum demand growth in 2002 caused in part by the delay in completion of several major property developments. The warmer than normal weather experienced in the first half of 2002 was not sustained in the second half of the year, and overall unit sales for 2002 increased by 0.6% on a comparable basis.

The deferment of capital expenditure for the Lamma 300 MW generating unit and operational and productivity improvements, highlighted by a 4.8% reduction in headcount despite increasing unit sales, have been instrumental in allowing us to freeze tariff for 2003 - the third time in five years. At the same time, management remains firmly committed to their objective of achieving the return to shareholders that is stipulated in the Scheme of Control.

The turmoil that has been evident in many energy markets over the past few years is a stark reminder of the prime importance of reliable and adequate power for maintaining and improving living standards, and stimulating investor confidence and business growth. In addition to surpassing our pledged standard for supply reliability by achieving 99.999% for the seventh consecutive year, we also further demonstrated our dedication to service by achieving or surpassing each of our demanding service pledges, earning a record number of unsolicited commendations from customers. Our employees deserve great credit for this accomplishment, and it reflects the Company's commitment to provide better training and career development to encourage our talented people to continuously improve performance.

Fulfilling our responsibilities to our community starts with providing reliable power, but we also recognise the importance of being involved in the daily lives of the people we serve and being sensitive to their needs in a difficult economic environment. To this end, we have now added unemployed residents to the elderly, disabled and single-parent families who can qualify for concessionary tariffs. Hongkong Electric continued to fund and participate in many community activities and charities, supporting the volunteer work of our employees.

Overseas Business

We continue to expand our business overseas to provide a more stable earnings platform and balance business risks, while steadily enhancing value for our shareholders.

The most recent addition to our overseas investment portfolio is CitiPower, a strong performing Australian power distribution company serving over 265,000 customers in the Melbourne area. Together with Powercor and ETSA Utilities, the total investment in Australia, made in equal partnership with Cheung Kong Infrastructure Holdings Limited (CKI), is close to A$7 billion, making us one of the country's leading international investors. The Group and CKI are the largest distributor of electricity in Australia in terms of customers, which currently number over 1.6 million.

Negotiations continue on the detailed planning for the 1,400 MW generation project developed by Union Power Development Company, in which the Group has a 26% interest, and the Thai Government has approved in principle a change from coal-firing to gas burning.

Outlook

While Hong Kong still faces many economic challenges in the short term, we are confident of its longer term prospects as its service and financial sectors benefit from an increasing number of business opportunities arising from the mainland's strong economic growth. We are also optimistic about the growth prospects of our business in Australia and will continue to explore promising energy-related investment opportunities around the world which offer attractive returns at acceptable levels of risk.

As we look forward, the Company is fully prepared to be a key participant in the process to establish the basis for the sensible long term planning of our industry in Hong Kong. As a low cost producer of extremely reliable electricity and with a state-of-the-art transmission and distribution system, the Company is well positioned to prosper in future. It is worth highlighting the proven suitability of the Scheme of Control style of regulation to the particular needs of Hong Kong for the way it continues to deliver reliable, environmentally friendly electricity at a reasonable price, sensibly balancing the interests of consumers and shareholders over the long term.

During 2002 Hongkong Electric has again demonstrated an ability to seize new investment opportunities and to achieve new levels of excellence in its traditional business. I wish to thank our Directors and employees for their support and commitment, our customers for their loyalty, and our investors for their confidence.

George C. Magnus
Chairman

Hong Kong, 6th March 2003

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$3,145 million, which was primarily funded by cash from operations. As at 31st December 2002, total external borrowings were HK$16,354 million (2001 : HK$14,338 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,480 million (2001 : HK$5,744 million). Gearing ratio (net debt/ shareholders' funds) at 31st December 2002 was 44% (2001 : 41%).

Treasury Policies, Financing Activities and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

During the year, the Group has arranged a bridge facility for A$650 million to finance the acquisition of 50% interest in CitiPower, its third electricity distribution business acquisition in Australia. The facility is for 364 days and will be refinanced with longer term funds in 2003. As for its local financing activity, the Group issued HK$2,000 million debt securities with 3-year and 8-year maturities in the local capital market to refinance existing debts more cost effectively and at the same time, improve its debt maturity profile.

As at 31st December 2002, external borrowings of the Group amounted to HK$16,354 million with the following profile:

(1) 58% was either denominated or effectively hedged into Hong Kong dollars and 42% was denominated in Australian dollars;

(2) 64% was bank loans, 29% was capital market instruments and 7% was suppliers' credits;

(3) 69% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

(4) 78% was fixed rate or capped rate based.

Hongkong Electric Finance Limited, a wholly-owned subsidiary of The Hongkong Electric Company, Limited, established a US$1 billion Medium Term Note Programme in December 2002. The Programme is rated "A+" by Standard & Poor's and notes issued are eligible for listing on the Luxembourg Stock Exchange. The establishment of the Programme will further facilitate the Group's future financing plans, enabling it to access the international debt capital markets in a more efficient manner.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 31st December 2002, over 95% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed by maintaining a substantial portion of the Group's debt portfolio in fixed rate. This is achieved either directly by means of fixed rate debt issues or by the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2002 amounted to HK$18,358 million (2001 : HK$14,034 million) equivalent.

Contingent Liabilities

As at 31st December 2002, the Company has issued performance guarantees and letters of awareness to banks in respect of banking facilities available to associates amounting to HK$41 million (2001 : HK$40 million).

The Company has given guarantees and counter indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$12,691 million (2001 : HK$8,587 million) equivalent. Out of this amount HK$11,854 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2002, excluding directors' emoluments, amounted to HK$1,098 million (2001: HK$1,083 million). As at 31st December 2002, the Group employed 2,204 (2001: 2,318) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, the latest technology as well as numerous job-related courses to enhance the skills and knowledge of our employees.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 15th May 2003 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2002.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent. of the existing issued share capital of the Company as at the date of passing this resolution; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 6th March 2003

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 8th May 2003 to Thursday, 15th May 2003, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 7th May 2003.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to the members together with the annual report.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司
(在香港註冊成立之有限公司)

經審核綜合損益表
截至二零零二年十二月三十一日止年度

	附註	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
營業額		11,605	10,867
直接成本		(3,728)	(3,663)
		7,877	7,204
其他收入及收益淨額		878	663
其他營運成本		(513)	(457)
財務成本		(565)	(695)
經營溢利	二	7,677	6,715
所佔聯營公司之損益		163	472
除稅前溢利		7,840	7,187
稅項	三	(1,001)	(776)
除稅後溢利		6,839	6,411
管制計劃調撥(入)/自：			
發展基金		(1)	111
減費儲備		(11)	(15)
		(12)	96
股東應得溢利			
香港業務		6,473	5,889
海外業務		354	618
總數		6,827	6,507
股息：			
已付中期股息		1,238	1,195
擬派末期股息		2,412	2,284
		3,650	3,479
每股溢利	四	$3.20	$3.05
每股股息		$1.71	$1.63

附註：

(一) 分部資料

(甲) 業務分部

截至十二月三十一日止年度

(港幣百萬元計)	電力業務 2002	電力業務 2001	基建投資 2002	基建投資 2001	未分類及其他項目 2002	未分類及其他項目 2001	綜合 2002	綜合 2001
收入								
電費營業額	11,555	10,791	—	—	50	76	11,605	10,867
其他收入	21	23	—	—	248	85	269	108
分部收入	11,576	10,814	—	—	298	161	11,874	10,975
業績								
分部業績	7,389	6,754	—	—	244	101	7,633	6,855
利息收入	—	—	605	534	4	21	609	555
財務成本	(196)	(359)	(369)	(336)	—	—	(565)	(695)
經營溢利	7,193	6,395	236	198	248	122	7,677	6,715
所佔聯營公司之損益	—	—	158	469	5	3	163	472
除稅前溢利	7,193	6,395	394	667	253	125	7,840	7,187
稅項	(964)	(726)	(30)	(49)	(7)	(1)	(1,001)	(776)
除稅後溢利	6,229	5,669	364	618	246	124	6,839	6,411
管制計劃調撥	(12)	96	—	—	—	—	(12)	96
股東應得溢利	6,217	5,765	364	618	246	124	6,827	6,507

(乙) 地區分部

截至十二月三十一日止年度

(港幣百萬元計)	香港 2002	香港 2001	澳洲 2002	澳洲 2001	未分類及其他項目 2002	未分類及其他項目 2001	綜合 2002	綜合 2001
收入								
電費營業額	11,583	10,835	3	1	19	31	11,605	10,867
其他收入	267	108	—	—	2	—	269	108
分部收入	11,850	10,943	3	1	21	31	11,874	10,975
業績								
分部業績	7,643	6,855	1	—	(11)	—	7,633	6,855
利息收入	4	21	605	534	—	—	609	555
財務成本	(196)	(359)	(369)	(336)	—	—	(565)	(695)
經營溢利	7,451	6,517	237	198	(11)	—	7,677	6,715
所佔聯營公司之損益	5	3	158	469	—	—	163	472
除稅前溢利	7,456	6,520	395	667	(11)	—	7,840	7,187
稅項	(971)	(727)	(30)	(49)	—	—	(1,001)	(776)
除稅後溢利	6,485	5,793	365	618	(11)	—	6,839	6,411
管制計劃調撥	(12)	96	—	—	—	—	(12)	96
股東應得溢利	6,473	5,889	365	618	(11)	—	6,827	6,507

(二) 經營溢利

經營溢利已扣除／(計入)下列項目：

	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
折舊	1,667	1,567
以公平價值列賬之其他投資之已實現及未實現收益淨額	(229)	(77)

(三) 稅項

	二零零二年 (港幣百萬元計)	二零零一年 (港幣百萬元計)
本公司及其附屬公司－香港	970	727
聯營公司－香港	1	—
－海外	30	49
	1,001	776

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十六(二零零一年為百分之十六)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

(四) 每股溢利之計算基準為股東應得溢利港幣六十八億二千七百萬元(二零零一年為港幣六十五億零七百萬元)，除以本年度已發行股份2,134,261,654股(二零零一年為2,134,261,654股)計算。

(五) 某些比較數字曾作適當調整，以符合本年度在賬項表達形式上之需要。

(六) 載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第四十五(一)至四十五(三)段所規定之全部資料之詳細業績公佈將於稍後時間在本公司之網頁(www.hec.com.hk)及聯交所之網頁(www.hkex.com.hk)上刊登。

暫停過戶登記

自二零零三年五月八日星期四至二零零三年五月十五日星期四，首尾兩天包括在內，暫停辦理股票過戶登記工作。凡擬獲派末期股息者，務須於二零零三年五月七日星期三下午四時前，連同有關股票向股權登記處辦理股票過戶手續。

董事局主席報告

雖然本地及海外經濟情況欠佳，香港電燈於二零零二年仍能維持表現。香港核心業務收益持續穩定增長，反映集團嚴格控制成本、改善生產力和審慎投資策略之成果。公司已連續第七年在供電可靠程度方面達至99.999%的極高水平，並繼續發展發電和配電網絡，以符合世界一級城市標準。集團在澳洲業務不斷擴展，年內更收購CitiPower 50%權益。雖然面對當地異常溫和天氣，澳洲業務仍然取得較預期為佳之收益。

業績

集團截至二零零二年十二月三十一日止年度經審核之除稅後綜合溢利為港幣六十八億二千七百萬元(二零零一年為港幣六十五億零七百萬元)。其中包括集團海外業務所佔溢利港幣三億五千四百萬元，(二零零一年為港幣六億一千八百萬元，包括出售Powercor Australia Limited旗下之電力零售業務而獲取港幣三億四千四百萬元一次過特殊收益)，與及其他上市投資已實現及未實現收益共港幣二億二千九百萬元。

末期息

董事局將建議派發末期息每股港幣一元一角三分。連同中期股息每股五角八分，全年之股息為每股港幣一元七角一分(二零零一年每股股息一元六角三分)。

香港業務

公司繼續致力提供具成本效益之電力服務，及維持供電可靠程度於世界前列。

年內，公司完成多項基建項目及維修工程，並進一步改善輸電及配電網絡。首個二萬二千伏分區電力站已於松馬落成啟用，在配電網絡上開展新方向，進一步提升配電效率。年內共有67個新配電站落成，配電站總數增至3,487個。

改裝現有兩台燃氣輪機為聯合循環機組工程已於六月一日完成，利用回收餘熱，在無需耗用額外燃料情況下多生產115兆瓦電力，對客戶及環境均帶來裨益。

配合港燈審慎之發展政策，公司已主動將南丫擴建計劃首台300兆瓦發電機組投產時間由二零零四年延遲至二零零五年，此項決定，部份是由於幾項主要物業發展計劃之預計完工日期延遲所致，令二零零二年的最高需求量較預期為低。二零零二年首半年氣溫較往常為高，惟此現象並未持續至下半年，以致全年整體售電量實質上只較去年上升0.6%。

公司得以在二零零三年，亦即五年來第三次凍結電費，是由於公司延遲南丫擴建項目中300兆瓦發電機組資本開支，與及提升整體營運效率及生產力。售電量保持上升，員工人數卻減少4.8%。與此同時，管理層亦堅決秉承一貫目標，令股東賺取管制協議訂立之回報。

過去幾年不少能源市場出現混亂情況，突顯可靠及充足之電力供應對維持及提升生活水準、刺激投資信心及商業活動增長均至為重要。除連續第七年在電力供應可靠程度方面超越所訂之標準而達99.999%之外，公司在各項優質服務承諾上亦取得較所訂標準更佳成績，而客戶之書面表揚信數目亦創下新紀錄。取得這樣成就，公司員工居功至偉，同時亦反映公司在員工培訓上之努力，鼓勵優秀員工不斷提升表現，精益求精。

公司對社會之承擔由提供可靠的電力開始，但亦關注我們所服務客戶與及他們在經濟困境時的需要。故此，公司有為合資格人士提供電費優惠，對象已由長者、殘疾人士和單親家庭擴展至失業人士。港燈亦贊助及參與多項社區和慈善活動，與及支持員工參與各項義工服務。

海外業務

集團繼續擴展海外業務以提供更穩定的收益和平衡業務風險，同時亦穩步提升股東所持有股份之價值。

集團於年內新增之海外投資項目為表現傑出之澳洲配電公司CitiPower，業務範圍為墨爾本地區，客戶總數達265,000名。連同Powercor及ETSA Utilities，集團與長江基建集團有限公司(長江基建)在澳洲各佔同樣權益的聯合投資已接近七十億澳元，成為當地主要國際投資者。以客戶總數計算，集團及長江基建為澳洲最大配電商，服務客戶總數已達1,600,000名。

Union Power Development Company之1400兆瓦發電項目仍就詳細規劃進行商討。集團持有該項目26%權益。泰國政府原則上同意由燃煤改為燃氣發電。

展望

雖然香港短期內仍然面對不少經濟困難，但由於內地之強勁經濟增長，本地之服務及金融業預料可因其帶來更多商機而受惠。因此集團對香港長遠經濟前景仍具信心，而對澳洲業務增長前景則保持樂觀。集團將繼續在世界各地尋求投資於可獲取吸引回報而風險在可接受水平的能源項目。

放眼未來，公司亦已作好準備，積極參與研究香港電力市場發展，以訂立合理而長遠的規劃。公司一直以低成本、高效能運作方式提供非常可靠的電力服務，配合先進輸配電系統，公司在未來將繼續成功發展。值得留意的是，管制協議形式的規管已證實能夠配合香港的特別需要。長期以來，以合理價格提供可靠及環保的電力，並合理地平衡客戶和股東的利益。

於二零零二年，港燈再度印証集團有能力把握新之投資機會，及在提升傳統業務上再創高峯。本人謹在此向董事局及所有員工致謝，感謝他們的支持，亦對客戶的支持和投資者對集團的信任致以謝意。

主席
李理董

香港，二零零三年三月六日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團本年度之資本開支為港幣三十一億四千五百萬元，該資本開支主要以營運現金支付。截至二零零二年十二月三十一日止，向外貸款總額為港幣一百六十三億五千四百萬元(二零零一年為港幣一百四十三億三千八百萬元)，包括無抵押之銀行貸款，無抵押之應匯應付賬項及已發行之債務證券。此外，集團已承擔但未動用之信貸總額為港幣四十四億八千萬元(二零零一年為港幣五十七億四千四百萬元)。於二零零二年十二月三十一日，集團之資本負債比率(淨負債／股東資金)為百分之四十四(二零零一年為百分之四十一)。

庫務政策，融資活動及資本結構

集團繼續確保以各種不同而又優越的財務資源提供再融資及業務發展所需資金，及運用已承擔之信貸安排，提供未來融資及業務發展之資金需求，並且在穩健的基礎上靈活地管理外匯和利率風險。

年內，集團安排了一項澳幣六億五千萬元之過渡性貸款，作為收購CitiPower百分之五十權益之融資，此乃集團在澳洲收購之第三項配電業務。該過渡性貸款為期三百六十四日，並將在二零零三年再融資作更長期之資金安排。在本地融資活動方面，集團在本地資本市場發行了港幣二十億元之債務證券，為期三年及八年，該款項用作重組現行債務以求達到更具成本效益及同時改善債務還款期之結構。

於二零零二年十二月三十一日，集團向外貸款為港幣一百六十三億五千四百萬元，其結構如下：

(一) 百分之五十八以港元為單位或透過外匯對沖為港元及百分之四十二以澳元為單位；

(二) 百分之六十四為銀行貸款，百分之二十九為資本市場工具及百分之七為供應商信貸；

(三) 百分之六十九貸款償還期為二至五年而百分之十貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別。

香港電燈有限公司之全資附屬公司Hongkong Electric Finance Limited，於二零零二年十二月安排了一項十億美元之中期票據發行計劃。該計劃被標準普爾評為「A+」級，而且該票據具備在盧森堡股票交易所上市資格。該計劃更有助集團未來融資安排及更有效率地再進國際債務資本市場。

集團的庫務政策是不參與投機性交易。除美元外，根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零二年十二月三十一日，集團超過百分之九十五之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團繼續將大部份債項組合維持為定息債務以管理利率風險。集團直接發行定息債務或利用利率掉期和利率上限期權合約以達到這目的。於二零零二年十二月三十一日，未履行的衍生工具合約名義總額為港幣等值一百八十三億五千八百萬元(二零零一年為港幣一百四十億三千四百萬元)。

或有債務

於二零零二年十二月三十一日，本公司就給予聯營公司的銀行備用信貸而向銀行發出履行擔保及知悉書合共港幣四千一百萬元(二零零一年為港幣四千萬元)。

本公司就附屬公司之銀行及其他借款及附屬公司之財務承擔合共港幣等值一百二十六億九千一百萬元(二零零一年為港幣八十五億八千七百萬元)而作出擔保及反賠償保證。在該或有債務中，港幣一百一十八億五千四百萬元已反映在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零二年十二月三十一日止，除董事酬金外，集團的員工薪酬總支出達港幣十億九千八百萬元(二零零一年為港幣十億八千三百萬元)。於二零零二年十二月三十一日，集團長期僱員人數為二千二百零四名(二零零一年為二千三百一十八名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、先進技術及各樣與工作相關的訓練課程，藉此增加員工的技術和知識。

股東週年大會通告

茲定於二零零三年五月十五日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零二年十二月三十一日止年結及董事局與核數師報告書。

(二) 宣派末期股息。

(三) 重選退任董事。

(四) 聘任核數師及授權董事局議定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

(乙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議：

(甲) 在下文(乙)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(乙) 本公司按照上文(甲)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(丙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

承董事局命
公司秘書
黃蒨華

香港，二零零三年三月六日

附註：

(一) 有權出席及投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

(二) 本公司將由二零零三年五月八日星期四至二零零三年五月十五日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零三年五月七日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

(三) 就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

(四) 就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則之要求而需載錄購回股份之說明文件，將連同年報另函寄予各股東。

(29) (30)

03 JUN -2 AM 7:21


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

Dear shareholder,

The attached document(s) is/are available in both the English and Chinese languages. If you receive the document(s) in the English language and wish to obtain one in the Chinese language, or vice versa, please complete the enclosed Reply Form and sign and return it to our Share Registrar in the pre-paid addressed envelope provided.

Please be informed that the document(s) is/are also available in both languages on the Company's website at http://www.hec.com.hk.

Please also be advised that notwithstanding your choice of language previously conveyed to us, you are entitled at any time to change your choice of language (the English language version only, the Chinese language version only or both the English language version and the Chinese language version) in respect of all future corporate communication from our Company by writing us at our registered office, 44 Kennedy Road, Hong Kong or our Share Registrar, Computershare Hong Kong Investor Services Ltd. at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. You may also at any time choose to receive all future corporate communication from our Company through our website instead of in printed form by writing to us at one of the abovementioned addresses.

Should you have any queries relating to this letter, please contact our Company Secretarial Department via telephone at (852) 2843 3111.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
Lillian Wong
Company Secretary


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香港電燈集團有限公司

REPLY FORM

To: Hongkong Electric Holdings Limited
c/o Share Registrar
Computershare Hong Kong Investor Services Ltd.
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Please fill in the blank and tick only ONE box:

Please send me a printed copy of * ______________________________
in the following language:—

(a)	☐	Chinese
(b)	☐	English

Signature ______________________

Shareholder's Name ______________________

Shareholder's Address ______________________

Certificate Number ______________________

Date ______________________

Contact telephone number ______________________

* Please specify the name or the nature of the document(s) required.


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited
香 港 電 燈 集 團 有 限 公 司

敬啟者：

隨函附上之文件已印備中文及英文版本。倘　閣下收取之文件為中文本而現擬索取其英文本，或　閣下收取之文件為英文本而現擬索取其中文本，請填妥隨附之回覆表格，簽署後以隨附之預付郵資及印妥地址之信封寄回至本公司股份過戶登記處。

閣下亦可在本公司的網站http://www.hec.com.hk閱覽文件的中文及英文版本。

不論　閣下之前向本公司指示之語言選擇為何，　閣下有權隨時更改以後收取公司通訊之語言版本(只收取英文本、或只收取中文本、或同時收取中、英文本)。　閣下只須以書面方式通知本公司，地址為香港堅尼地道44號，或本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1901至1905室。　閣下亦可隨時以書面方式通知本公司選擇通過本公司網址收取所有以後公司通訊，取代收取印刷本。

閣下如對本函有任何疑問，請致電(852) 2843 3111向本公司之公司秘書部查詢。

此致

各位股東

香港電燈集團有限公司
公司秘書
黃莉華　謹啟


HONGKONG ELECTRIC
GROUP

Hongkong Electric Holdings Limited

香 港 電 燈 集 團 有 限 公 司

回覆表格

致： 香港電燈集團有限公司
經股份過戶登記處
香港中央證券登記有限公司轉交
香港皇后大道東183號
合和中心19樓
1901至1905室

請填妥空格並僅在下列一個方格中加上「✓」號：

請寄上以下版本之* ______________________________ 乙份

(a) ☐ 中文

(b) ☐ 英文

簽署 ______________________

股東姓名 ______________________

股東地址 ______________________

股票號碼 ______________________

日期 ______________________

聯絡電話 ______________________

* 請註明所需文件之名稱或性質。


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
GEORGE C. MAGNUS *(Chairman)*
CANNING FOK KIN-NING *(Deputy Chairman)*
TSO KAI-SUM *(Group Managing Director)*
* RONALD JOSEPH ARCULLI
SUSAN M.F. CHOW
ANDREW J. HUNTER
KAM HING-LAM
* HOLGER KLUGE
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
* RALPH RAYMOND SHEA
FRANK J. SIXT
* WONG CHUNG-HIN
EWAN YEE LUP-YUEN

* *Independent Non-Executive Director*

Registered Office:
44 Kennedy Road
Hong Kong

10th April 2003

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions on the general mandates to issue shares and repurchase shares which will be proposed at the Annual General Meeting of the Company convened for 15th May 2003.

SHARE BUYBACK AND SHARE ISSUE GENERAL MANDATES

On 9th May 2002 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in the Appendix to this document.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

ANNUAL GENERAL MEETING

The ordinary resolutions are set out in full in the Notice of Annual General Meeting included in the Annual Report. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at the address stated above in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the Notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
GEORGE C. MAGNUS
CHAIRMAN

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 4th April 2003 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2004, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December 2002) in the event that the Buyback Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest *HK$*	**Lowest** *HK$*
April 2002	30.60	29.10
May 2002	30.40	29.30
June 2002	30.30	28.75
July 2002	30.30	28.70
August 2002	31.20	29.00
September 2002	33.20	30.20
October 2002	33.40	30.60
November 2002	32.40	30.20
December 2002	31.00	29.00
January 2003	30.60	29.10
February 2003	29.80	28.85
March 2003	31.60	29.55

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Buyback Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Buyback Mandate is approved and exercised.

As at 4th April 2003 (the latest practicable date prior to the printing of this document), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries. Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Holdings Limited and Messrs. Li Ka-Shing, Victor Li Tzar-kuoi and Richard Li Tzar-kai (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

(34)

03 JUN -2 AM 7:21


HONGKONG ELECTRIC GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We [(1)] ____________________

of ____________________

being the registered holder(s) of [(2)] __________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint [(3)] the Chairman of the Meeting or ____________________

of ____________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 15th May, 2003 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For [(4)]	Against [(4)]
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.		
2.	To declare a final dividend.		
3.	To re-elect Mr. Ralph Shea as a Director.		
	To re-elect Mr. Wong Chun-hin as a Director.		
4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5.	To pass Resolution 5 of the Notice of Annual General Meeting ("AGM Notice") — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice – to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice – to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		

Dated this ______ day of ______________ 2003.

Signature(s) [(5)] ____________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than that named is preferred, strike out the name herein inserted and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(4) **IMPORTANT:** If you wish to vote for a resolution in the Notice of Meeting please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(6) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(7) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(8) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.


HONGKONG ELECTRIC
GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(在香港註冊成立之有限公司)

董事：
麥理思(主席)
霍建寧(副主席)
曹棨森(集團董事總經理)
* 夏佳理
周胡慕芳
甄達安
甘慶林
* Holger Kluge
李蘭意
李澤鉅
* 佘頌平
陸法蘭
* 黃頌顯
余立仁

* 獨立非執行董事

註冊辦事處：
香港堅尼地道44號

敬啓者：

授予全權發行股份及
購回股份之建議

序言

本通函旨在向　閣下提供有關建議授予董事局全權發行股份及購回股份的決議案之資料。此等決議案將於本公司於二零零三年五月十五日召開之股東週年大會上提呈。

股份購回及股份發行之全權

於二零零二年五月九日，董事局獲授予一項全權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故擬尋求 閣下批准於股東週年大會上提呈一項普通決議案，授予董事局全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券之有關規例之要求，本公司須向各股東送呈一份説明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此説明文件載列於本文件附錄中。

此外，行將於股東週年大會上提呈之普通決議案將(i)授予董事局一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股本之百分之二十股份及(ii)批准在上述有關百分之二十股份之授權之上另加購回之股份(最高額為通過該決議案之日本公司已發行股本之百分之十)。

股東週年大會

各項普通決議案均詳列於年報內之股東週年大會通告。無論 閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦 閣下於大會上投票贊成該等決議案。

此致

各位股東 台照

主席
麥理思

二零零三年四月十日

附錄

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零三年四月四日（即印備本文件之前最後實際可行日期）本公司已發行之股本為2,134,261,654股每股港幣一元之股份（「股份」）。

以股東週年大會日期之前不再發行股份為基準，購回授權之充分行使之相應結果將使公司截至二零零四年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回原因

董事局相信，向各股東尋求一項授權，使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回、視當時市場情況及資金安排而定，可導致每一股份之資產淨值及／或收益增長。董事局正尋求一項購回股份授權，使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款，將於有關時間由董事局考慮當時之情形而定。

購回之資金

公司祗可根據公司條例及本公司之組織大綱及組織章程規定以可合法用作有關用途之資金購回股份，預期任何購回所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或舉債能力（與截至二零零二年十二月三十一日止年報所載經審核之綜合帳目所披露之狀況比較）有重大之不利影響。然而，董事局不擬建議如此行使購回授權，以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

股份價格

本公司之股份於印備本文件之前十二個月每月在聯交所買賣之最高價及最低價如下：

	最高 港元	最低 港元
二零零二年四月	30.60	29.10
二零零二年五月	30.40	29.30
二零零二年六月	30.30	28.75
二零零二年七月	30.30	28.70
二零零二年八月	31.20	29.00
二零零二年九月	33.20	30.20
二零零二年十月	33.40	30.60
二零零二年十一月	32.40	30.20
二零零二年十二月	31.00	29.00
二零零三年一月	30.60	29.10
二零零三年二月	29.80	28.85
二零零三年三月	31.60	29.55

披露權益

董事局已向聯交所作出承諾，將按照上市規則及香港適合法例之規定，根據購回授權行使本公司權力進行所有購回。

倘若購回授權經批准及行使，本公司董事(就其作出一切合理查詢後所知)或其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕(如上市規則所下定義)均無知會本公司該等關連人仕目前有意將股份售予本公司，亦未承諾不將股份售予本公司。

截至二零零三年四月四日(印備本文件前之最後實際可行日期)，長江基建集團有限公司(「長江基建」)及其附屬公司Hyford Ltd. 通過Hyford Ltd. 某些附屬公司(包括Monitor Equities S.A. 及Univest S.A.)共持有股份829,599,612股，佔本公司已發行股本38.87%。由於其在長江基建之直接及／或間接控股權，和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings Ltd.、長江實業(集團)有限公司、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Holdings Limited 及李嘉誠先生、李澤鉅先生和李澤楷先生(總稱「主要股東」)各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力，則(倘若目前之控股權在其他情況下保持不變)長江基建在本公司之控股權將增至約為本公司已發行股本43.19%，以及被視為各主要股東之控股權亦將同樣增加。董事局認為此種增加將可能會引致香港公司收購及合併守則第二十六條第一項規定提出之強制收購。

公司進行之股份購買

本文件刊發日期前六個月，本公司並無購買本公司之任何股份(無論是否在聯交所進行)。


HONGKONG ELECTRIC GROUP

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司

(在香港註冊成立之有限公司)

股東週年大會委派代表書

本人／吾等[一] ______________________________

地址 ______________________________

乃Hongkong Electric Holdings Limited香港電燈集團有限公司每股面值港幣一元股份[二] ______________ 股

之註冊持有人，茲委任[三] 大會主席或（姓名／名稱）______________________________

地址 ______________________________

代表本人／吾等出席二零零三年五月十五日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

		贊成[四]	反對[四]
一、	接納本公司截至二零零二年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、	宣派末期股息。		
三、	重選佘頌平先生為董事。		
	重選黃頌顯先生為董事。		
四、	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、	通過股東週年大會通告（「通告」）所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、	通過通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、	通過通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		

日期：二零零三年__________月__________日

簽署[五]：______________________________

附註：

(一) 請用正楷填寫全名及地址。

(二) 請填上登記於 閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於閣下名下所有股份。

(三) 如擬委任另一代表，請刪去已印備之代表名稱，並在空欄內填上 閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(四) 注意： 閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「✓」表示；如表示反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(五) 本委派代表書必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(六) 本委派代表書連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，必須於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港堅尼地道四十四號，方為有效。

(七) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

(八) 代表人不必為本公司股東，惟須親身出席大會代表 閣下。



Companies Registry
公司註冊處

(33)

Form 表格 D2 COPY

03 JUN-2 AM 7:21

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

收件日期 RECEIVED
14-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 46996

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of Residential Address	9	4	2003

Existing Name 現用姓名: TSO Kai-sum

Name / New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: House B, 90 Peak Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D056246(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and - Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Lillian Wong) Date 日期：15th April, 2003

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~*

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*



Companies Registry
公 司 註 冊 處

COPY

03 ... -2 ... 7:21

Form 表格 **R2** (34)

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Location of Registers or other documents 登記冊或其他文件的備存地點 (Note 註 2)

Registers or other documents 登記冊或其他文件:-

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register / Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期 DD 日	MM 月	YYYY 年
Register of Members	19th Floor, Hopewell Centre 183 Queen's Road East Hong Kong	22	5	2003

Signed 簽名 :

(Name 姓名): (Lillian Wong) Date 日期 : 22.5.2003

~~Director~~ 董事／ Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

收件日期 RECEIVED
23 -05- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)